82- SUBMISSIONS

02042035 __ LABEL

REGISTRANT'S NAME Zeltia, S.A.

*CURRENT ADDRESS José Abascal 2-1°
28003 Madrid
Spain

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

FILE NO. 82- 5120 34665 FISCAL YEAR 12/31/

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 6/18/02

ANNEX B

English language version of each of the documents made public, filed, or distributed by the Company to its shareholders since the filing of the Company's Initial Application.

A. Corporate Reports

1. Quarterly Report

The Company's consolidated quarterly report for the third quarter of 2001. The report summarizes the financial performance of the Company during the third quarter of 2001.

2. Semi-Annual Report

The Company's consolidated semi-annual report for the first half of 2001. The report summarizes the financial performance of the Company during such period.

3. Quarterly Report

The Company's consolidated quarterly report for the first quarter of 2001. The report summarizes the financial performance of the Company during the first quarter of 2001.

4. Annual Report

The Company's annual report for the year ended December 31, 2000, including the consolidated annual accounts and management report for the year ended December 31, 2000 together with the Auditors' Report.

5. Quarterly Report.

The Company's consolidated quarterly report for the third quarter of 2000. The report summarizes the financial performance of the Company during the third quarter of 2000.

6. Semi-Annual Report.

The Company's consolidated semi-annual report for the second half of 2000. The report summarizes the financial performance of the Company during such period.

B. Notices of Other Communications

7. Notice of Other Communication to the C.N.M.V. (ot...

Communication to the C.N.M.V., fi ... 's of the Company.

8. Notice of Other Communication to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed October 24, 2001, informing the Company distributed a press release to the media concerning results of testing of Aplidine completed by PharmaMar, S.A., one of the Company's subsidiaries.

9. Notice of Other Communication to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed August 10, 2001, providing a summary of the declarations made by Mr. José María Fernández Sousa-Faro, Chairman of the Board of Zeltia, S.A. and PharmaMar, S.A., in relation to the agreement reached with Ortho Biotech Products, L.P.

C. Notice of Prior Communications

10. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed February 23, 2001, applying for listing of new shares with the Spanish Stock Exchanges.

11. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed January 18, 2001, applying for listing of new shares with the Spanish Stock Exchanges.

D. Notice of Significant Company Events

12. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed December 17, 2001, informing that the KUXTA has exercised the option to purchase granted by the Company on all of the Banco Gipuzcoano shares in their possession.

13. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed December 14, 2001, informing that the Company has granted the KUXTA an option to purchase all the Banco Gipuzcoano shares in the possession of the Company in exchange for a specified amount.

14. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed October 15, 2001, providing a summary of the financial terms of the agreement between PharmaMar, S.A., one of the Company's subsidiaries, and Ortho Biotech Products, L.P., a subsidiary of the Johnson & Johnson family of companies, for the joint development and marketing of the compound, ET-743, for its potential use in the treatment of cancer.

15. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed October 9, 2001, informing that PharmaMar, S.A., one of the Company's subsidiaries, has initiated Phase II clinical trials for Aplidine, the second of three PharmaMar, S.A. anti-tumour compounds which are at present in clinical development.

16. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed September 25, 2001, informing that the U.S. Federal Trade Commission has approved the strategic agreement between PharmaMar, S.A., one of the Company's subsidiaries, and Ortho Biotech Products, L.P., a subsidiary of the Johnson & Johnson family of companies.

17. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed August 9, 2001, informing that PharmaMar, S.A., one of the Company's subsidiaries, has reached an agreement with Ortho Biotech Products, L.P., a subsidiary of the Johnson & Johnson family of companies, for the joint development and marketing of the compound, ET-743, for its potential use in the treatment of cancer.

18. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed December 19, 2000, informing that the Company had commenced Phase I trials for Kahalalide F, a third cancer fighting agent currently in clinical development.

19. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed November 29, 2000, providing minutes of the general ordinary shareholders meeting held November 29, 2000. The shareholders discussed and approved (i) an increase in the capital stock of the Company, upon completion of the first capital increase, in the amount of 1,987,138.90 Euros through the issuance of 39,942,778 ordinary shares to be offered for subscription and the modification of the by-laws of the Company, (ii) the authorization of the Company to request the admission to listing of the shares and preferential subscription rights which are issued and placed in circulation by virtue of the capital increase in the Madrid, Barcelona, Bilbao, and Valencia stock exchanges and in the SIBE (Electronic Market) and to carry out any actions which may be necessary or appropriate before the governing private or public bodies, (iii) the approval of a six-year annual share purchase incentive plan for executives and employees of the Zeltia Group, and (iv) the authorization of the Company to acquire its own shares either directly or through any of its 50% subsidiaries.

20. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed November 8, 2000, informing that at a duly held Board Meeting the Board of Directors of the Company decided to call a general shareholders meeting for November 29, 2000.

E. Press Releases

21. Press Release

The Company's press release, dated December 4, 2001, informing that PharmaMar, S.A., one of the Company's subsidiaries, has opened new facilities in Boston, Massachusetts, extending its existing laboratory and considerably increasing its R&D capacity in the U.S.

22. Press Release

The Company's press release, dated November 22, 2001, informing that PharmaMar, S.A., one of the Company's subsidiaries, has discovered that the application for its novel anti-tumor agent, Ecteinascidin-743 (ET-743), for the treatment of patients with advanced soft tissue sarcoma after failure of conventional

chemotherapy, has been accepted for evaluation by the European Agency for the Evaluation of Medicinal Products and by the Swiss Health Authorities.

23. Press Release

The Company's press release, dated November 5, 2001, informing that the anti-tumor agent ET-743 has shown the first signs of clinical activity in phase II clinical trials against ovarian cancer.

24. Press Release

The Company's press release, dated October 30, 2001, informing that the Company posted profits of 30.5 million Euros for the nine months ended September 30 2001, a 513.7% increase from the same nine months of the previous fiscal year.

25. Press Release

The Company's press release, dated October 24, 2001, informing that phase II clinical trials of its anti-tumor agent ET-743 had attained a 45% survival rate after one year of treatment of patients with advanced soft-tissue sarcoma.

26. Press Release

The Company's press release, dated October 9, 2001, informing that the Spanish Health Ministry has formally authorized PharmaMar, S.A.'s , one of the Company's subsidiaries, to begin phase II clinical trials for its anti-cancer agent Aplidine.

27. Press Release

The Company's press release, dated September 25 2001, informing that the U.S. Federal Trade Commission has approved the strategic agreement between PharmaMar, S.A., one of the Company's subsidiaries, and Ortho Biotech Products, L.P., a subsidiary of the Johnson & Johnson family of companies.

28. Press Release

The Company's press release, dated August 10, 2001, informing that PharmaMar, S.A., one of the Company's subsidiaries, had entered into an agreement with Ortho Biotech Products, L.P., a subsidiary in the Johnson & Johnson family of companies, to co-develop and co-market ET-743, which is currently being studied for a variety of cancers.

29. Press Release

The Company's press release, dated June 18, 2001, summarizing the speech of the Chairman of the Company at its last shareholders meeting.

30. Press Release

The Company's press release, dated June 11, 2001, informing that PharmaMar, S.A., one of the Company's subsidiaries, announced that ET-743 was granted orphan medicinal product designation for the treatment of soft tissue sarcoma by the European Commission.

31. Press Release

The Company's press release, dated May 14, 2001, informing of the presentation by PharmaMar, S.A., at the annual meeting of the American Society of Clinical Oncology (ASCO) in San Francisco of the results of phase II clinical trials showing ET-743 effective in controlling the spread of soft-tissue sarcoma and increasing the survival rates of patients with soft-tissue sarcoma.

32. Press Release

The Company's press release, dated April 3, 2001, informing that PharmaMar, S.A., one of the Company's subsidiaries, had successfully completed the process of obtaining Aplidine through chemical synthesis.

33. Press Release

The Company's press release, dated March 28, 2001, informing that [pursuant to its profit sharing plan] a total of 54,986 shares of the Company had been issued to a limited group executives and employees of the Company.

34. Press Release

The Company's press release, dated March 27, 2001, informing that the Company had presented information at the American Academy of Cancer Research Meeting in New Orleans, regarding the effectiveness of ET-743, Aplidine and Kahalalide F in fighting other types of cancers.

35. Press Release

The Company's press release dated February 28, 2001, informing that the Company's net profit rose by 31.4% to Ps.2.114 billion for the year ended December 31, 2000.

36. Press Release

The Company's press release dated February 7, 2001, informing that the Company had begun conducting phase [III] clinical trials in the United States for children with advanced soft-tissue sarcoma using the Company's ET-743 compound.

37. Press Release

The Company's press release dated December 15, 2000, informing of the issuance of 39,942,778 new shares, each with par value of Euros 0.05 per share.

38. Press Release

The Company's press release dated November 29, 2000, informing of the approval at an extraordinary shareholders meeting of the Company of a 1-for-4 bonus issuance of 39,942,778 new shares, each with par value of Euros 0.05 per share.

39. Press Release

The Company's press release dated November 9, 2000, informing that at a duly held Board Meeting the Board of Directors of the Company decided to call a general shareholders meeting for November 29, 2000.

40. Press Release

The Company's press release dated November 9, 2000, informing of the presentation at the 2000 Amsterdam Oncology Symposium of test results showing the effectiveness of the Company's four most advanced products in fighting certain types of cancers.

41. Press Release

The Company's press release dated November 8, 2000, informing that the Company's compound Kahalalide F had completed pre-clinical trials and was entering into clinical trials.

42. Press Release

The Company's press release dated November 8, 2000, making public the comments of Dr. Etienne Brain of the Medical Oncology Service at Centré Huguenin (Saint Cloud, France) on the efficacy of ET-743.

43. Press Release

The Company's press release dated November 2, 2000, informing that the Company's earnings rose by 75% to Ps.2.4 billion for the nine months ended September 2000.

H. Offering Memoranda

None

Zeltia

THIRD QUARTER 2001

Madrid, 30 October 2001

- Net sales up 11.5%, to 49.61 million euros (from 44.50 million euros in September 2000)
- Net profit on ordinary activities rocketed 513%, to 30.50 million euros (from 4.97 million euros in September 2000)
- Net cash position : 111,5 million euros.
- PharmaMar has signed a licensing agreement with Ortho Biotech (a subsidiary of Johnson & Johnson), according to which the groups will cooperate in developing and marketing ET-743.
- Phase II clinical trials on Aplidin™ have commenced. Trials are taking place in a number of clinics on kidney, colon and rectal cancers.
- The major clinical trials with ET-743 on treating soft tissue sarcomas have concluded. The group is preparing the documentation necessary to apply for registration in Europe.
- Kahalalide-F has received approval as a product which is in a phase of investigation in Spain. Clinical trials are progressing.

Mr. José Mª Fernández Sousa-Faro, Chairman : *" Zeltia is very pleased with the licensing agreement drawn up with Johnson & Johnson. This is a major stage in the history of the group, because it supports the line of research which Zeltia has developed."*

Isabel Lozano Managing Director	Inmaculada Abella Head of marketing	Mª Luisa de Francia Financial Director

PHARMAMAR,S.A.
C/ Calera, 3. Tres Cantos. Madrid
Tel.: 91.803.20.00

PHARMAMAR, S.A.
C/ Calera, 3. Tres Cantos. Madrid
Tel.: 91.803.20.00

ZELTIA, S.A.
José Abascal, 2. Madrid
Tel.: 91.444.45.00

1. KEY AGGREGATES

Millions of euros	FY 2000	30 SEPT 2000	30 SEPT 2001	% CHANGE
SALES	55.71	44.50	49.61	11.5%
TOTAL REVENUES	77.55	57.80	94.10	62.8%
EARNINGS BEFORE EXTRAORDINARY ITEMS	7.94	4.97	30.50	513.7%

Year-on-year, revenue rose 11.5%, fuelled by the favorable performance of the group's two subsidiaries, Zelnova and Xylazel (see below).

Total 3Q revenue includes capitalization of group R&D, as well as the down payment made on signature of the agreement between PharmaMar and Ortho Biotech (a Johnson & Johnson subsidiary), which amounted to $20 million.

Profit from ordinary activities includes sales, the capitalization of R&D and the down payment, as well as income from short-term financial investments and profits arising from the parent company's disposing of non-strategic assets, such shares in as Pescanova.

As at 30 September, the group had not amortized any R&D expenses capitalized in previous financial years.

In third quarter, the group registered a provision to align the net book value of own shares in the portfolio with their market value, which has factored in extraordinary losses of 16.58 million euros (compared with extraordinary profits of 11.90 million euros at the same time last year, generated by capital gains from disposals of shares in the parent company).

2. BUSINESS PERFORMANCE

A. Consumer chemicals

Zelnova and Xylazel are Zeltia's two companies which function in this sector; together, they account for 90% of group sales.

In first 9 months 2001, Zelnova posted sales up 13% year-on-year, to 29.66 million euros (from 26.20 million euros in September 2000), owing to :

- The positive performance of exports, which leapt 30%. Sales are primarily to the U.S. and the European Union.

- Domestic sales, which moved up 10%, driven mainly by retailer brands (up 51%).

In first 9 months, Xylazel registered net sales up 10%, totaling 13.87 million euros. Wood protection performed the best, most particularly Xyladecor, which leapt 19.2% on the previous year.

B. **Biotechnology**

Figures for the first three quarters of 2001 were very positive and the following milestones were attained:

ET-743

- Designated an "orphan drug" in Europe for the treatment of soft tissue sarcoma.

- Conclusions from the American Academy of Cancer Research (AACR) congress in New Orleans last March:

  - ET-743 has a different action mechanism from that of other drugs, which interact with DNA.

  - Oncologists stated that ET-743 is proving to be effective in the treatment of other types of tumors.

- Conclusions of the American Society of Clinical Oncology (ASCO), meeting held in San Francisco last May:
cx
  - The results of Phase II clinical trials carried out on 70 patients illustrate that ET-743 can control the illness and increase the survival rate of patients with soft tissue sarcoma.

- The U.S. National Cancer Institute (NCI) approved a Phase I paediatric clinical trial program using ET-743 to treat bone and soft tissue sarcoma which is resistant to other treatments.

- *The group signed an agreement* with Ortho Biotech *(a Johnson & Johnson subsidiary) to* develop and market the anti tumor compound, ET-743.

Ortho Biotech will market the compound in the U.S., Japan and the rest of the world, with the exception of Europe, where PharmaMar will take over. On signature of the agreement, PharmaMar received an initial payment of $20 million; the group will receive further payments as and when short-term objectives are reached during the clinical trials, as well as when the drug requests or receives approval for registration in various main markets. PharmaMar will also receive sizeable sums for investing in the development of ET-743 as well as royalties from sales (11.25%-19%, depending on the volumes) in Ortho Biotech's territory. PharmaMar will manufacture the active ingredient to meet worldwide demand for the product, supplying it to Ortho Biotech (at a mark-up).

- Conclusions of the ECCO Congress, held in Lisbon, 21-25 October:

The results of the three main Phase II trials held as a second- and third-line treatment for soft tissue sarcomas were presented. The results indicated 13.2% of objective responses (partial and minor). In addition, 45% of the patients treated survived for a further year.
The group also reported the viability of a Phase I study on administration of ET-743 by infusion, for 3-hour periods, once a week, which will be more satisfactory for the patient.

Aplidin TM

- Conclusions of the AACR meeting held in New Orleans in March:

  - L-carnitine can avoid muscular pain, from which patients treated with high doses of Aplidin suffer occasionally.

- Conclusions from the ASCO conference held in San Francisco last May:

  - It is confirmed that Aplidin can safely be administered at various dosage levels. Additional studies confirmed that L-carnitine had a palliative effect.

- The group managed to complete the process to obtain synthetic AplidinTM.

- Commencement of Phase II clinical trials on AplidinTM, following the successful completion of Phase I. Initially, the drug was used for kidney and gastro-intestinal tract cancers, therefore the number of indications will be increased and a Phase II study will be conducted on neuroendocrine, thyroid medullar tumors and lymphomas.

- Conclusion of the ECCO Congress, held in Lisbon, 21-25 October:

Phase I clinical trials indicated that the drug had a good safety profile, as well as acting on tumors in various areas : kidneys, colon, rectum, lungs, head and neck, as well as on the thyroid and the neuroendocrine system.

Kahalalide- F:

- The Phase I trials commenced last December are still taking place.

Clinical development program as at 30 September 2001

	CURRENT STUDIES	PATIENTS TREATED
Phase I ET-743	8	231
Phase II ET-743	15	621
Compassionate use of ET-743		314
Phase I Aplidin	4	207
Phase I Kahalalide-F	1	15
TOTAL	**28**	**1388**

3. CAPITAL EXPENDITURE

- Acquisition of new facilities

As stated in the first half report, the group acquired a new plant in Colmenar Viejo which is over 6,000 square meters larger than the existing facilities. The objective of the purchase is to ensure that it can meet the requirements arising after launch of ET-743 (for use on sarcomas), forecast for the end of 2002. These are likely to entail increased marketing and production.
The site can be enlarged by a further 8,500 square meters. The group estimates that capital expenditure will total 2,270 million pesetas (13.6 million euros).

In the U.S., PharmaMar USA Inc. has also enlarged the pre-clinical trial laboratory by 2,713 square meters, which involves total investments of $1,400,000.

- Investments in R + D:

During the first 9 months 2001, investments in R&D leapt 75%, to 21.99 million euros, on the previous year (12.57 million euros).

PharmaMar estimates that, year-on-year, total R&D expenses in 2001 will shoot up 85%, to 37 million euros.

4. OTHER SIGNIFICANT EVENTS

1) The group has reinforced the sales and marketing department in preparation for the launch of PharmaMar's first product. To these ends, the department has employed an international product manager, a medical affairs manager, a communications manager and a congress organiser. At present, the group is working on creating a sales structure with a view to distributing and selling ET-743 in Europe.

2) In Regulatory Affairs (see first half report for details on the progress), the group has had meetings with representatives from the European Medicines Evaluation Agency (EMEA) to discuss the ET-743 file for centralized registration.
In this context, we would point out that Kahalalide-F has received approval as being in phase of investigation in Spain (PEI designation).

3) The number of employees at Zeltia has risen. On 30 September 2000, the figure came to 329, but it is now 456. Most of the extra staff have been taken on to work at PharmaMar.

5. FUTURE OUTLOOK

1) PharmaMar maintains its objective of lodging the ET-743 file for registration by the EMEA to treat soft tissue sarcomas in the near future.

2) Forthcoming Congresses in which PharmaMar will participate:

AACR-NCI-EORTC: to take place in Miami from 29 October to 2 November. PharmaMar will present *18 papers: 13 on ET-743 , 4 on Aplidin and 1 on Kahalalide- F.*

CONSOLIDATED BALANCE SHEET

(in thousand euros) **Assets**	Sept. 2001	2000 Full year	Changes %	**Liabilities**	Sept. 2001	2000 Full year	Changes %
				Share capital	9.985,69	7.988,56	25,00%
Intangible fixed assets	98.653,14	78.346,95	25,92%	Share premium account	201.854,23	221.891,88	-9,03%
Tangible fixed assets	37.667,35	25.677,68	46,69%	Other reserves	103.223,93	73.579,05	40,29%
Financial fixed assets	56.095,35	47.671,12	17,67%	Profit and loss account	12.354,22	12.709,82	-2,80%
Total fixed assets	**192.415,84**	**151.695,75**	**26,84%**	**Total Capital & Reserves**	**327.418,07**	**316.169,31**	**3,56%**
Goodwill in consolidation	10.449,29	9.406,84	11,08%	**Minorities**	**801,67**	**383,92**	**108,81%**
Deferred expenses	401,17	539,34	-25,62%	**Negative diference in consolidation**	**449,14**	**449,14**	**0%**
Stocks	8.378,40	6.138,92	36,48%	**Deferred income**	**712,36**	**559,68**	**27,28%**
Receivables	45.492,40	21.627,73	110,34%				
Current asset investments	52.223,47	113.188,37	-53,86%	**Provisions for liabilities and charges**	**926,3**	**927,34**	**-0,11%**
Controlling company shares held at short term	63.675,54	44.178,95	44,13%				
Cash at bank and in hand	4.865,66	7.513,68	-35,24%	**Total creditors falling due after one year**	**16.845,93**	**10.058,53**	**67,48%**
Deferred expenses	470,68	470,69	0 %				
Total current assets	**175.106,15**	**193.118,34**	**-9,33%**	Banks loan	9.286,16	3.960,17	134,49%
				Trade account payable	17.018,40	16.387,89	3,85%
				Other liabilities	4.552,73	5.855,64	-22,25%
				Accruals and deferred income	361,69	8,65	4.081,39%
				Total creditors falling due in less than one year	**31.218,98**	**26.212,35**	**19,10%**
Total Assets	**378.342,45**	**354.760,27**	**6,66%**	**Total liabilities**	**378.342,45**	**354.760,27**	**6,66%**

CONSOLIDATED PROFIT & LOSS ACCOUNT

(in thousand euros)	Sept. 2001	Sept.2000	Change %	2000 Full year
Net turnover	49.614,74	44.501,00	11%	55.712,76
Cost of sales	-19.000,68	-17.349,00	10%	-21.857,12
Gross margin	**30.614,06**	**27.152,00**	**13%**	**33.855,64**
Research and development expenses	-22.022,13	-12.565,97	75%	-20.020,23
Capitalized in-house work on R & D	22.022,13	12.565,97	75%	20.020,23
Profit before other operating items	**30.614,06**	**27.152,00**	**13%**	**33.855,64**
General and administration	-9.138,72	-8.983,94	2%	-12.246,29
Marketing expenses	-10.362,32	-7.870,91	32%	-9.088,52
Depreciation	-3.896,69	-2.234,43	74%	-3.489,30
Other operating expenses	-4.675,40	-4.594,76	2%	-5.308,10
Other operating income	22.466,09	730,73	2974%	1.744,66
Operating profits	**25.007,02**	**4.198,69**	**496%**	**5.468,09**
Financial items net	5.745,49	1.359,35	323%	3.032,47
Amortization on goodwill in consolidation	-1.059,10	-1.136,30	-7%	-1.403,41
Equity in income of equity-accounted affiliates	802,63	543,42	48%	844,62
Profits before exceptionals	**30.496,04**	**4.965,16**	**514%**	**7.941,77**
Extraordinary items net	-16.058,15	11.899,49	-235%	9.387,34
Profit before tax	**14.437,89**	**16.864,65**	**-14%**	**17.329,11**
Tax on the profit period	1.985,67	2.463,63		4.625,35
Profit for the period before minority interest	**12.452,22**	**14.401,02**	**-14%**	**12.703,76**
Minorirty interest's share of the profit	-98,00	20,68	-574%	6,06
Profit for the period	12.354,22	14.421,70	-14%	12.709,82

CASH FLOW JUNE 2001	
(in thousand euros)	
Operating profit	**25.007,02**
Depreciation	3.896,69
Capitalized in-house work on R & D	-22.022,13
Increase in Stoks	-2.239,49
(Increase) decrease in debtors	-19.323,12
Increase in creditors	-349,00
Provisions	69,61
Other items	651,98
Net cash inflow from operating activities	-14.308,44
Dividends from associated companies	**219,92**
Returns on investments and servicing of finance	
Interest received	2.825,27
deferred interest	-157,25
Interest paid	-976,32
	1.691,70
Tax paid	**-2.983,33**
Capital expenditure and financial investment	
Purchase of fixed assets investments	-4.759,37
Purchase of tangible fixed assets	-13.359,83
Sale of tangible fixed assets	-
	-18.119,20
Acquisitions and disposals	
Acquisitions and purchases of minority interests	-93,16
Disposal of investments	6.600,97
	6.507,81
Equity dividends paid	**-3.600,91**
Net cash flow before financing activities	-30.592,45
Financing	
Valoration adjustements	-16.097,00
Increase in long term debts	6.538,94
Early cancellation	-868,14
Transfer of investments to long term	-8.423,68
Net debt	-49.442,34
Opening net cash	*160.920,83*
Closing net cash	*111.478,50*

zeltia

2001 MID-YEAR REPORT

Madrid. 26 July 2001

- Net sales increased by 21% to 34.9 million euros (28.9 million euros in June 2000)
- Ordinary income grew by 111% to 8.12 million euros (3.84 million euros in June 2000)
- Net cash position: 122.4 million euros
- Clinical trials of ET-743 on soft tissue sarcoma have concluded and an application for European registration is being drafted.
- The clinical trials of Aplidin and Kahalalide F are progressing.
- Progress is being made with the licensing agreement to market ET-743 in non-European countries, and an announcement is expected shortly.

Mr. José Mª Fernández Sousa-Faro, President of Zeltia: *"We are very satisfied with Group performance in the first half of this year. We met our expectations, and our plans are on schedule. We are convinced that we will continue to meet our targets in the coming months."*

Isabel Lozano Inmaculada Abella Mª Luisa de Francia

Chief Executive Officer
PHARMAMAR,S.A.
C/ Calera, 3. Tres Cantos. Madrid
Telephone: 91.803.20.00

Marketing Manager
PHARMAMAR, S.A.
C/ Calera, 3. Tres Cantos. Madrid
Telephone: 91.803.20.00

Chief Financial Officer
ZELTIA, S.A.
José Abascal, 2. Madrid
Telephone: 91.444.45.00

1. KEY AGGREGATES.

Millions of euros	2000	30 JUNE 2000	30 JUNE 2001	% CHANGE
SALES	55.71	28.93	34.90	21%
TOTAL REVENUES	77.55	39.25	50.03	27%
EARNINGS BEFORE EXTRAORDINARY ITEMS	7.94	3.84	8.12	111%

The increase in sales (explained below) is due to good performance by Group companies Zelnova and Xylazel.

Total revenues include the Group's capitalized R&D investments.

Earnings before extraordinary items, which increased by 111% with respect to the same period of last year, include not only the aforementioned increase in sales but also the financial revenues from short-term financial investments and the parent company's gains on divesting non-strategic assets (e.g. Pescanova shares).

There were no extraordinary items in the first half of 2001, unlike 1H00, when the company booked 1.552 billion pesetas (9.33 million euros) in extraordinary gains due mainly to the capital gains on the sale of shares of the controlling company.

2. BUSINESS PERFORMANCE.

A) Consumer chemicals:

The Group companies in this sector, **Zelnova and Xylazel**, together provide 91% of Group revenues, which totaled 5.807 billion pesetas (34.9 million euros) at 30 June 2001, up 21% from 4.814 billion pesetas (28.9 million euros) in the same period of 2000.

Zelnova increased net sales by 27.4% to 3.595 billion pesetas (21.6 million euros) at 30 June 2001, compared with 2.823 billion pesetas (16.9 million euros) at 30 June 2000. Xylazel's net sales also increased, by 12% to 1.697 billion pesetas (10.2 million euros), as against 1.519 billion pesetas (9.1 million euros) at 30 June 2000.

Zelnova's considerable sales growth was due to an increase in exports to the US (+138% with respect to last year) and to higher domestic sales, especially retailer brand products (+68%).

The main reason behind Xylazel's sales growth was the launch of a new water-based paint in the Xyladecor range, which also contributed to boosting sales of other products in the range.

B) Biotechnology:

In the first half of 2001, the Group's biotechnology companies performed positively. **PharmaMar** made progress in clinical trials. Milestones in the period were as follows:

ET-743

- ET-743 was designated as an "orphan drug" in Europe for treatment of soft tissue sarcoma, meaning that the company will receive incentives such as a centralized registration procedure and a 10-year exclusive marketing period following approval.

- Conclusions from the AACR (American Academy of Cancer Research) meeting in New Orleans in March 2001:

  - Results at the meeting show that the proteins in nucleotide excision repair (a DNA-repair mechanism) are essential in ET-743 anti-proliferation activity. This new action mechanism distinguishes ET-743 from other drugs that interact with DNA, *according to research by the NCI (US National Cancer Institute).*

  - Oncologists stated that the effectiveness of ET-743 is also being tested on other tumors.

- Conclusions from the ASCO (American Society of Clinical Oncology) meeting in San Francisco in May 2001:

  - The results of Phase II clinical trials on 70 patients indicate that ET-743 can control the disease and increase the survival rate of patients with soft tissue sarcoma.

- The NCI approved a Phase I clinical pediatric trial program with ET-743 for treatment of bone and soft tissue sarcoma that is resistant to other treatments. The most noteworthy feature of this approval is that pediatric trials are not usually authorized before successful completion of Phase II trials on adult patients. These pediatric trials will take place in 54 hospitals in the US and Canada. The NCI will collaborate financially in this program.

Aplidin ™:

- Conclusions from the AACR (American Academy of Cancer Research) meeting in New Orleans in March 2001:

  - The studies presented confirmed that L-carnitine can protect patients treated with high doses of Aplidin. Patients treated with L-carnitine tolerate doses of Aplidin that would otherwise cause muscular problems.

- Conclusions from the ASCO (American Society of Clinical Oncology) meeting in San Francisco in May 2001:

  - A report was presented on a Phase I study on 58 patients with advanced tumors who had been previously treated with other chemotherapy agents. The results indicate that Aplidin can be administered safely at several dosage levels. Additional studies were presented confirming L-carnitine's protective effect.

- The process to obtain synthetic Aplidin™ was completed successfully. This will enable the Company to obtain the compounds it requires to complete the clinical trials and for future sales at a lower cost.

Kahalalide F:

- The Phase I trials that commenced in December 2000 are still under way.

Clinical development program at 30 June 2001

	NO. OF CURRENT STUDIES	PATIENTS TREATED
Phase I ET-743	8	219
Phase II ET-743	15	584
Compassionate use of ET-743		257
Phase I Aplidin	4	192
Phase I Kahalalide F	1	8
TOTAL	**28**	**1,260**

3. CAPITAL EXPENDITURE

- Acquisition of new facilities

PharmaMar acquired new facilities at Colmenar Viejo, which are over 6,000 m2 larger than its current premises. The aim is to meet the needs of areas such as industrial operations and marketing due to the projected launch of ET-743 for sarcoma in late 2002.
An additional 8,500 m2 can be built at the new site. The planned investment totals 2.27 billion pesetas (13.6 million euros).

Pharma Mar USA Inc. also expanded its pre-clinical laboratory facilities by 2,713 m2, investing a total of US$ 1.4 million.

- R&D expenditure:

The Group invested 2.207 billion pesetas (13.26 million euros) in R&D in the first half of 2001, i.e. 53% more than in the same period of 2000 (1.444 billion pesetas–8.68 million euros).

PharmaMar's R&D budget for 2001 amounts to 6.157 billion pesetas (37.0 million euros), i.e. 85% more than in 2000.

4. OTHER SIGNIFICANT EVENTS

1) The sales and marketing department was reinforced and is preparing to launch PharmaMar's first product on the market. Accordingly, the department has hired an international product manager, a medical affairs manager, a communications manager and a congress manager. The Company is currently creating a European sales structure to distribute and sell ET-743.

2) Growth in the Regulatory area: the department was expanded with the addition of five technical experts. During the first half of 2001, the Company held talks with the European health authorities to assess the chances of success of our proposal for a clinical registration program. The centralized registration system of the EMEA (European Medicines Evaluation Agency) will be used; the Company has already commenced discussions with this agency. Further meetings are planned for the second half of 2001.

3) The Zeltia Group also increased the workforce from 325 at 30 June 2000 to 446 at 30 June 2001; the increase was mostly at PharmaMar.

5. FUTURE OUTLOOK

1) Licensing agreement. Discussions on the licensing agreement to market ET-743 in non-European countries are at an advanced stage. An announcement is expected shortly.

2) PharmaMar maintains its objective to present the dossier on ET-743 for use in soft tissue sarcoma to the EMEA for registration.

3) PharmaMar will attend the following scientific conferences:

   SEOM (Spanish Society of Medical Oncology): 6-9 October in Valencia.

   ECCO 11: 21-25 October in Lisbon. PharmaMar will present 4 papers: 3 on ET-743 and 1 on Aplidin.

   AACR-NCI-EORTC: 29 October-2 November in Miami. PharmaMar will present 23 papers: 15 on ET-743, 7 on Aplidin and 1 on Kahalalide F.

4) We expect Aplidin to enter Phase II clinical development for thyroid and neuroendocrine cancers in the second half of 2001.

CONSOLIDATED BALANCE SHEET

(in thousand euros)

Assets

Assets	June 2001	2000 Full year	Changes %
Intangible fixed assets	91.057,92	78.346,95	16,22%
Tangible fixed assets	35.546,96	25.677,68	38,44%
Financial fixed assets	57.640,48	47.671,12	20,91%
Total fixed assets	**184.245,36**	**151.695,75**	**21,46%**
Goodwill in consolidation	9.540,47	9.406,84	1,42%
Deferred expenses	452,60	539,34	-16,08%
Stocks	8.856,61	6.138,92	44,27%
Receivables	36.116,22	21.627,73	66,99%
Current asset investments	59.440,78	113.188,37	-47,49%
Controlling company shares held at short term	61.991,45	44.178,95	40,32%
Cash at bank and in hand	4.269,04	7.513,68	-43,18%
Deferred expenses	640,06	470,69	35,98%
Total current assets	**171.314,16**	**193.118,34**	**-11,29%**
Total Assets	365.552,59	354.760,27	3,04%

Liabilities

Liabilities	June 2001	2000 Full year	Changes %
Share capital	9.985,69	7.988,56	25,00%
Share premium account	206.211,81	221.891,88	-7,07%
Other reserves	99.789,44	73.579,05	35,62%
Profit and loss account	6.025,82	12.709,82	-52,59%
Total Capital & Reserves	**322.012,76**	**316.169,31**	**1,85%**
Minorities	**703,16**	**383,92**	**83,15%**
Negative diference in consolidation	**449,15**	**449,14**	**0,00%**
Deferred income	**677,43**	**559,68**	**21,04%**
Provisions for liabilities and charges	**926,30**	**927,34**	**-0,11%**
Total creditors falling due after one year	**9.351,45**	**10.058,53**	**-7,03%**
Banks loan	3.261,83	3.960,17	-17,63%
Trade account payable	20.419,06	16.387,89	24,60%
Other liabilities	7.383,72	5.855,64	26,10%
Accruals and deferred income	367,73	8,65	4151,21%
Total creditors falling due in less than one year	**31.432,34**	**26.212,35**	**19,91%**
Total liabilities	365.552,59	354.760,27	3,04%

CONSOLIDATED PROFIT & LOSS ACCOUNT

(in thousand euros)	June 2001	June 2000	Change %	2000 Full year
Net turnover	34.900,58	28.930,10	21%	55.712,76
Cost of sales	-17.571,16	-14.996,16	17%	-21.857,12
Gross margin	**17.329,42**	**13.933,94**	**24%**	**33.855,64**
Research and development expenses	-13.637,04	-8.679,99	57%	-20.020,23
Capitalized in-house work on R & D	13.637,04	8.679,99	57%	20.020,23
Profit before other operating items	**17.329,42**	**13.933,94**	**24%**	**33.855,64**
General and administration	-5.879,37	-4.383,67	34%	-12.246,29
Marketing expenses	-5.434,47	-4.001,59	36%	-9.088,52
Depreciation	-2.622,18	-1.149,92	128%	-3.489,30
Other operating expenses	-1.903,36	-2.016,00	-6%	-5.308,10
Other operating income	1.498,12	1.641,21	-9%	1.744,66
Operating profits	**2.988,16**	**4.023,97**	**-26%**	**5.468,09**
Financial items net	5.339,26	184,30	2797%	3.032,47
Amortization on goodwill in consolidation	-706,07	-757,53	-7%	-1.403,41
Equity in income of equity-accounted affiliates	496,83	391,30	27%	844,62
Profits before exceptionals	**8.118,18**	**3.842,04**	**111%**	**7.941,77**
Extraordinary items net	-78,28	9.328,04	-101%	9.387,34
Profit before tax	**8.039,90**	**13.170,08**	**-39%**	**17.329,11**
Tax on the profit period	2.026,00	1.543,29		4.625,35
Profit for the period before minority interest	**6.013,90**	**11.626,79**	**-48%**	**12.703,76**
Minorirty interest's share of the profit	11,92	16,88	-29%	6,06
Profit for the period	**6.025,82**	**11.643,67**	**-48%**	**12.709,82**

CASH FLOW JUNE 2001

(in thousand euros)

Operating profit	**2.988,16**
Depreciation	2.622,18
Capitalized in-house work on R & D	-13.637,04
Increase in Stoks	-2.717,69
(Increase) decrease in debtors	-14.488,49
Increase in creditors	4.031,00
Provisions	43,31
Other items	
Net cash inflow from operating activities	**-21.158,57**
Dividends from associated companies	**219,92**
Returns on investments and servicing of finance	
Interest received	1.978,08
deferred interest	-824,52
Interest paid	-593,69
	559,87
Tax paid	**-1.291,17**
Capital expenditure and financial investment	
Purchase of fixed assets investments	-2.317,98
Purchase of tangible fixed assets	-10.813,00
Sale of tangible fixed assets	
	-13.130,98
Acquisitions and disposals	
Acquisitions and purchases of minority interests	-93,16
Disposal of investments	5.825,66
	5.732,51
Equity dividends paid	**0**
Net cash flow before financing activities	**-29.628,30**
Financing	
Issue of ordinary share capital (net)	0,00
Early cancellation	-707,08
Transfer of investments to long term	-8.146,04
Net debt	**-38.481,42**
Opening net cash	*160.920,83*
Closing net cash	*122.439,41*

GENERAL

ADVANCE ON QUARTERLY RESULTS:
QUARTER: 1 YEAR: 2001

Company name: ZELTIA, S.A.
Business address: Tomás Alonso, 132. VIGO (Pontevedra)
Tax identification number: A36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Mª Luisa De Francia Caballero
Chief Financial Officer
Notary: Ernesto Regueira Núñez
Protocol No.: 899/98
Date: 23 July 1998
Signature:

A) ADVANCE ON QUARTERLY RESULTS
Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	774	827	16,917	13,530
EARNINGS BEFORE TAXES	1040	3,289	1,534	6,238	8,569
EARNINGS AFTER TAXES	1044	2,378	1,956	4,295	8,775
Earnings attributed to External Shareholders	2050			2	118
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			4,297	8,893
SUBSCRIBED CAPITAL	0500	7,989	9,123		
AVERAGE NUMBER OF EMPLOYEES	3000	22	18	369	320

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA GROUP:

Net revenues increased by 25% with respect to the same period of the previous year due mainly to increases at Zelnova (+28%) and Xylazel (+18%).

PharmaMar increased R&D investments by 52% with respect to 31 March 2000 and non-capitalizable expenses increased by 16%.

Earnings attributable to the controlling Company fell drastically with respect to March 2000 (from 8.9 million euros in March 2000 to 4.3 million euros in March 2001) because in that period the controlling Company had attained extraordinary gains on the sale of own shares (6.7 million euros), unlike this year, although they were partially offset by financial revenues in the form of interest on the cash from the capital increase in 2000 and the parent company's gains on divesting non-strategic assets that were booked under short-term financial investments (Pescanova: 3.2 million euros).

Consolidated operating income (before financial results and extraordinary items) increased by 10% and consolidated EBITDA grew by 40%. Amortization grew as a percentage of the operating account (+128%) due to the obligation to amortize the capitalized expenses of the capital increase in July 2000, which did not exist in March 2000.

ZELTIA, S.A.:

Zeltia, S.A. increased income considerably because, in March 2000 in spite of the sizeable extraordinary gains obtained on the sale of shares of the controlling Company (detailed above), the company also had to allocate provisions for additional acquisitions of PharmaMar shares in the first half of the year at a price higher than their theoretical value.

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

This accounting information was prepared and presented in accordance with the accounting principles, criteria and regulations established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1815/91, dated 20 December, which approved the standards for preparing consolidated accounts.
The criteria have not changed with respect to the latest audited accounts; accordingly, the accounts are perfectly comparable with those of the previous year.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

NO DIVIDENDS WERE DISTRIBUTED IN THIS PERIOD.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220		x
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250		x
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

INCREASE IN SHARE CAPITAL AND AMENDMENTS TO THE COMPANY BYLAWS:

On 26 January 2001, the 39,942,77 shares from the bonus issue charged to issue premium reserves and approved by the AGM on 29 November 2000, whose prospectus was registered at the CNMV on 14 December 2000, were admitted to listing.

OTHER SIGNIFICANT EVENTS:

On 23 February 2001, Zeltia notified the CNMV of an offering to Group employees and executives of 300,000 own shares under the terms and conditions set out in the Incentive Plan approved by the AGM on 29 November 2000. The offer's prospectus was vetted and registered at the CNMV on 2 March 2001, and the shares (54,986) were adjudicated at a price of 13.60 euros per share on 27 March 2001. On 5 April 2001, the company reported the result of the adjudication among Group executives to the CNMV.

In the first three months of 2001, Zeltia notified the CNMV of the following Press Releases:

8 February 2001: Pharma Mar developing an anti-tumor program for children in the US with its compound ET-743.

27 March 2001: Results reported by Pharma Mar at the American Academy of Cancer Research meeting in New Orleans.

3 April 2001: Pharma Mar completed the process to obtain Aplidin by chemical synthesis.

4

GENERAL

ADVANCE ON QUARTERLY RESULTS:
QUARTER: 3 YEAR: 2000

Company name: ZELTIA, S.A.
Business address: Tomás A. Alonso, 132, VIGO (Pontevedra)
Tax identification number: A-36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Mª Luisa de Francia Caballero
POWERS: Notary: Ernesto Regueira Núñez
Protocol No.: 899/98
Date: 23 July 1998
Signature:

A) ADVANCE ON QUARTERLY RESULTS
Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	2,403	2,201	44,501	39,469
EARNINGS BEFORE TAXES	1040	3,899	2,230	16,865	8,568
EARNINGS AFTER TAXES	1044	3,492	3,158	14,401	7,462
Earnings attributed to External Shareholders	2050			21	783
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			14,422	8,245
SUBSCRIBED CAPITAL	0500	7,988	9,123		
AVERAGE NUMBER OF EMPLOYEES	3000	19	18	329	290

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA, S.A.:

Net revenues increased by 9% with respect to September 1999 since the office buildings are fully leased as of today's date.

Earnings before taxes increased by nearly 75% due to other rev[illegible] a in these last three quarters: a) Group company [illegible] short-term financial investments [illegible]

Earnings after taxes were only 10.5% higher than the same period of last year because of substantially higher deductions which decreased the tax expense as at September 1999 (-928,000 euros vs. 407,000 euros in September 2000).

B) BUSINESS PERFORMANCE (cont.)

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA GROUP:

Net revenues increased by 12.7% with respect to the same period of last year due mainly to the increase in revenues at Zelnova, S.A. (+14%) and at Xylazel, S.A. (+10%) with respect to September 1999.

Consolidated earnings after taxes increased by 92% as a result of the increase in financial revenues at the controlling company arising from its financial investments in this third quarter and the gain on the sale of shares of the controlling company.
In addition to this increase, the aforementioned companies also contributed: Xylazel increased earnings after taxes by 12% and Zelnova by 18% with respect to September 1999.

Minority interests were substantially lower since the Zeltia Group increased its stake in subsidiary Pharma Mar to 99.12%.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

This information regarding the third quarter of 1999 was prepared in accordance with the accounting principles, standards and criteria established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1851/91, which approved the standards for preparing consolidated accounts.
The accounts are homogeneous and comparable with those of the previous year.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

The Company did not distribute any dividends this year.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	x	
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250		x
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

INCREASES AND DECREASES IN SHARE CAPITAL OR SECURITIES VALUE:

On 15 March 2000, the company reported a Significant Event relating to the resolution by the Board of Directors to make an offer to all the shareholders of PHARMA MAR to exchange their shares of PHARMA MAR (about 29% of capital) for Zeltia shares at 22 Zeltia shares for 1 Pharma Mar share.

On 18 April 2000, the company reported a Significant Event to the CNMV relating to the call of the General Shareholders' Meeting of Zeltia and the agenda containing the following resolutions to be adopted:

- A capital increase via non-monetary contributions comprising Pharma Mar shares, by issuing a maximum of 3,821,862 shares with par value of 0.28 euros per share, suppressing all preferential subscription rights.
- A capital increase via monetary contributions for a par value of 840,000 euros, by issuing 3,000,000 new shares.
- A capital increase via monetary contributions for a par value of up to 182,000 euros, by issuing a maximum of 650,000 new shares, which will be offered to the financial institutions that take part in the aforementioned primary offering.
- The Company will promote a secondary offering of the shares of the shareholders of Pharma Mar who have notified the Company of their intention of selling the shares of the Company attributable to them as a result of the first capital increase. This offer will be undertaken simultaneously with the primary offering, under the same terms and conditions.

On 9 May 2000, the company reported a Significant Event relating to the resolution by the Shareholders' Meeting on 8 May relating to the aforementioned capital increases.

On 6 July 2000, the company reported a Significant Event relating to a resolution by the Board of Directors to convene the General Shareholders' Meeting in order to approve the execution of the following company transactions: a split of the shares' par value, a capital decrease with refund to shareholders and a subsequent capital increase charged to share premium.

On 3 August 2000, the company reported the following Significant Event: the Board of Directors revoked the resolution on 5 July to increase capital charged to share premium.

On 1 September 2000, the company reported a Significant Event relating to the resolutions adopted by the Shareholders' Meeting on 29 August: a 4-for-1 split and a reduction of the par value by 0.02 euros per share.

AMENDMENTS TO THE COMPANY BYLAWS:

The articles of the Bylaws were amended as a result of the aforementioned capital increases.

On 4 September 2000, the company reported the minimum number of shares that gives shareholders the right to attend a Shareholders' Meeting.

OTHER SIGNIFICANT EVENTS:

Clarification of certain news items published in *Expansión* newspaper on 15 March.

- 11 April: as "Other communications", the company provided the Press Release relating to the outcome of the American Association of Cancer Research annual meeting, about Pharma Mar's compounds.

- 10 May: the company sent a copy of the presentation made by the Company Chairman to analysts and investors.

- 24 May: as "Other communications", the company sent a summary of the presentations at the American Society of Clinical Oncology (ASCO) annual meeting made by oncologists who are carrying out clinical trials of Pharma Mar's compounds.

- 13 July: Significant Event: The Department of Environment of the Galicia Autonomous Government started proceedings to declare as contaminated the land where, among other companies, two Zeltia subsidiaries (Zelnova and Cooper-Zeltia Veterinaria) are located.

- 1 August: Significant Event clarifying information published by Reuters about the acquisition by pharmaceutical company GLAXO of a stake in Zeltia.

6

Security reference:

GENERAL

Information about:
HALF YEAR: 2 YEAR: 2000

I. IDENTIFICATION OF ISSUER

Company name: ZELTIA, S.A.
Business address: TOMÁS A. ALONSO, 132 VIGO (PONTEVEDRA)
Tax identification number: A-36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Mª Luisa de Francia Caballero
Chief Finance Officer
Notary: Ernesto Regueira Núñez
Protocol no.: 899/98
Date: 23 July 98
Signature: (signed)

CONTENTS OF HALF-YEAR INFORMATION
(mark with an X if affirmative)

		Individual	Consolidated
I. Identification of Issuer	0010	x	
II. Change in consolidated group	0020		x
III. Basis of presentation and Valuation standards	0030	x	x
IV. Balance sheet	0040	x	x
V. Income statement	0050	x	x
VI. Breakdown of net revenues by activity	0060	x	x
VII. Number of employees	0070	x	x
VIII. Business performance	0080	x	x
IX. Distributed dividends	0090	x	
X. Significant events	0100	x	x
XI. Annex explaining significant events	0110	x	x
XII. Auditors' special report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

In May 2000 two new companies, GENOMICA, S.A. and NEUROPHARMA, S.A., were founded, both wholly owned by ZELTIA, with a capital stock of 10 million pesetas, each. By the end of 2000 they had not yet begun to operate.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached

data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

The accounting principles, valuation rules and criteria applied are those stipulated by current regulations.

When drawing up the current financial statements, the same criteria were applied as last year.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IV. BALANCE SHEET OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210	10,779	511
II. Intangible assets	0220	24	35
II.1. Rights on leased assets	0221	4	8
II.2. Other intangible assets	0222	20	27
III. Tangible fixed assets	0230	15,696	15,151
IV. Financial investments	0240	94,093	49,056
V. Long-term treasury stock	0250	0	0
VI. Long-term operating receivables	0255	0	0
B) FIXED ASSETS (1)	0260	120,592	64,753
C) DEFERRED CHARGES (2)	0280	1	1
I. Due from shareholders for capital calls	0290	0	0
II. Inventories	0300	0	0
III. Accounts receivable	0310	16,698	6,361
IV. Short-term financial investments	0320	124,512	6,555
V. Short-term treasury stock	0330	44,179	2,407
VI. Cash	0340	978	26
VII. Accruals	0350		3
D) CURRENT ASSETS	0360	186,367	15,352
TOTAL ASSETS (A + B + C + D)	0370	306,960	80,106
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	7,989	9,123
II. Reserves	0510	275,043	35,090
III. Prior years' income	0520	0	0
IV. Income for the year	0530	5,057	4,312
V. Interim dividend paid during the year	0550	0	0
A) SHAREHOLDERS' EQUITY	0560	288,089	48,525
B) DEFERRED REVENUES (3)	0590	0	0
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	192	241
I. Debentures and other marketable debt securities	0610	0	0
II. Payable to credit entities	0615	3,200	13,355
III. Payable to group and associated companies	0620		
IV. Long-term operating payables	0625		
V. Other long-term debt	0630	137	105
D) LONG-TERM LIABILITIES	0640	3,337	13,460
I. Debentures and other marketable debt securities	0650	0	0
II. Payable to credit entities	0655	1,742	3,805
III. Payable to group and associated companies	0660	465	11,715
IV. Trade accounts payable	0665	4,256	158
V. Other short-term debts	0670	8,870	2,110
VI. Accruals	0680	9	92
E) CURRENT LIABILITIES (4)	0690	15,342	17,880
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	306,960	80,106

V. RESULTS OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	0800	3,177	100.00%	2,937	100.00%
+ Other revenues (6)	0810		0.00%		0.00%
+/- Variation in finished products and products in process inventories	0820		0.00%		0.00%
= TOTAL VALUE OF OUTPUT	0830	3,177	100.00%	2,937	100.00%
- Net purchases	0840		0.00%		0.00%
+/- Variation in inventories of merchandise, raw materials and other consumables	0850		0.00%		0.00%
- External and operating expenses (7)	0860	-2,086	-65.66%	-1,720	-58.56%
= ADJUSTED VALUE ADDED	0870	1,091	34.34%	1,217	41.44%
+/- Other expenses and revenues (8)	0880	-293	-9.22%	-99	-3.37%
- Personnel expenses	0890	-1,599	-50.33%	-1,211	-41.23%
= GROSS OPERATING PROFIT	0900	-801	-25.21%	-93	-3.17%
- Provision for depreciation	0910	-2,021	-63.61%	-748	-25.47%
- Provision to the reversion reserve	0915		0.00%		0.00%
- Variation in operating provisions (9)	0920		0.00%	-60	-2.04%
= NET OPERATING PROFIT	0930	-2,822	-88.83%	-901	-30.68%
+ Financial revenues	0940	9,069	285.46%	6,708	228.40%
- Financial expenses	0950	-719	-22.63%	-1,297	-44.16%
+ Capitalized interest and exchange gains/losses	0960		0.00%		0.00%
- Provision for amortization and financial assets (10)	0970		0.00%	-17	-0.58%
= ORDINARY PROFIT	1020	5,528	174.00%	4,493	152.98%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	1021	18,340	577.27%	44	1.50%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	1023	-31,939	-1,005.32%	-7,472	-254.41%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	1025	13,063	411.17%	6,275	213.65%
+/- Prior years' income (14)	1026	-13	-0.41%	-143	-4.87%
+/- Other extraordinary income (15)	1030	-1	-0.03%	2	0.7%
= EARNINGS BEFORE TAXES	1040	4,978	156.69%	3,199	108.92%
+/- Corporate income and other taxes	1042	79	2.49%	1,113	37.90%
= INCOME FOR THE YEAR	1044	5,057	159.18%	4,312	146.82%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I. Start-up expenses	1210	11,067	910
II. Intangible assets	1220	67,279	47,731
II.1. Rights on leased assets	1221	2,811	2,883
II.2. Other intangible assets	1222	64,468	44,848
III. Tangible fixed assets	1230	25,678	22,603
IV. Financial investments	1240	48,137	11,292
V. Long-term shares of Controlling Company	1250	0	0
VI. Long-term operating receivables	1255	0	0
B) FIXED ASSETS (1)	1260	152,161	82,536
C) GOODWILL IN CONSOLIDATION	1270	9,359	8,254
D) DEFERRED CHARGES (2)	1280	539	392
I. Due from shareholders for capital calls	1290	0	0
II. Inventories	1300	6,160	4,776
III. Accounts receivable	1310	21,015	18,960
IV. Short-term financial investments	1320	113,085	5,572
V. Short-term shares of Controlling Company	1330	44,179	2,689
VI. Cash	1340	7,514	4,254
VII. Accruals	1350	471	125
E) CURRENT ASSETS	1360	192,424	36,376
TOTAL ASSETS (A + B + C + D + E)	1370	354,483	127,558
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	7,989	9,123
II. Reserves at Controlling Company	1510	288,257	43,280
III. Reserves at Consolidated Companies (16)	1520	7,284	7,390
IV. Translation differences (17)	1530		
V. Income attributable to the Controlling Company	1540	12,710	9,675
VI. Interim dividends paid during the year	1550		
A) SHAREHOLDERS' EQUITY	1560	316,240	69,468
B) EXTERNAL SHAREHOLDERS	1570	537	18,155
C) NEGATIVE GOODWILL IN CONSOLIDATION	1580	449	448
D) DEFERRED REVENUES (3)	1590	560	734
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	927	963
I. Debentures and other marketable debt securities	1610	0	0
II. Payable to credit entities	1615	3,729	19,055
III. Long-term operating payables	1625		
IV. Other long-term debt	1630	6,330	105
F) LONG-TERM LIABILITIES	1640	10,059	19,160
I. Debentures and other marketable debt securities	1650	0	0
II. Payable to credit entities	1655	3,960	6,497
IV. Trade accounts payable	1665	16,247	7,598
V. Other short-term debts	1670	5,353	4,443
VI. Accruals	1680	9	92
G) CURRENT LIABILITIES (4)	1690	25,569	18,630
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695	142	
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	354,483	127,558

V. RESULTS OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	1800	55,713	100.00%	47,927	100.00%
+ Other revenues (6)	1810	20,689	37.13%	13,648	28.48%
+/- Variation in finished products and products in process inventories	1820	1,156	2.07%	342	0.71%
= TOTAL VALUE OF OUTPUT	1830	77,558	139.21%	61,917	129.19%
- Net purchases	1840	-26,079	-46.81%	-26,061	-54.38%
+/- Variation in inventories of merchandise, raw materials and other consumables	1850	-77	-0.14%		0.00%
- External and operating expenses (7)	1860	-27,767	-49.84%	14,996	--31.29%
= ADJUSTED VALUE ADDED	1870	23,635	42.42%	20,860	43.52%
+/- Other expenses and revenues (8)	1880		0.00%		0.00%
- Personnel expenses	1890	-14,331	-25.72%	-11.913	-24.86%
= GROSS OPERATING PROFIT	1900	9,304	16.70%	8,947	18.67%
- Provision for depreciation	1910	-3,489	-6.26%	-2,017	-4,21%
- Provision to the reversion reserve	1915		0.00%		0.00%
- Variation in operating provisions (9)	1920	-330	-0.59%	-126	-0.26%
= NET OPERATING PROFIT	1930	5,485	-9.85%	6,804	14.20%
+ Financial revenues	1940	3,921	7.04%	546	1.14%
- Financial expenses	1950	-903	-1.62%	-2,458	-5.13%
+ Capitalized interest and exchange gains/losses	1960		0.00%		0.00%
- Provision for amortization and financial assets(10)	1970		0.00%		0.00%
+/- Translation gains/losses (18)	1980		0.00%		0.00%
+/- Income from companies carried by the equity method	1990	845	1.52%	725	1.51%
- Amortization of goodwill in consolidation	2000	-1,411	-2.53%	-1,276	-2.66%
+ Reversal of negative goodwill in consolidation	2010		0.00%		0.00%
= ORDINARY PROFIT	2020	7,937	14.25%	4,341	9.06%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	2021	483	0.87%	39	0.08%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	2023	-4,285	-7.69%	4	0.01%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	2025	13,087	23,49%	6,481	13.52%
+/- Prior years' income (14)	2026		0.00%		0.00%
+/- Other extraordinary income (15)	2030	121	0.22%	-332	-0.69%
= CONSOLIDATED INCOME BEFORE TAX	2040	17,343	31.13%	10,533	21.98%
+/- Corporate income tax	2042	-4,644	-8.34%	-1,444	-3.01%
= CONSOLIDATED INCOME FOR THE YEAR	2044	12,699	22.79%	9,089	18.96%
+/- External shareholders	2050	11	0.02%	586	1.22%
= INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060	12,710	22.81%	9,675	20.19%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

		INDIVIDUAL		CONSOLIDATED	
ACTIVITY		Current year	Previous year	Current year	Previous year
Office rent	2100	3,127	2,885	3,041	2,885
Services rendered	2105	50	52	1,386	1,324
Sales	2110			51,286	43,718
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Completed work pending certification (*)	2145				
TOTAL REVENUES	2150	3,177	2,937	55,713	47,927
Spanish market	2160	3,177	2,937	50,912	47,927
Exports:					
European Union	2170			1,664	
OECD countries	2173			3,137	
Other countries	2175				

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL EMPLOYEES	3000	20	19	360	320

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary results; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

ZELTIA, S.A.

The income statement of Zeltia, S.A. shows ordinary revenue (from rent on properties) up 8 % on 1999, amounting to 3.18 million euros (529 million pesetas). Operating expenses, including depreciation, shot up 59%, driven by expenses incurred on the capital increase, plus the amortisation of capitalised expenses.

Financial revenue, made up of dividends received from the group companies and of interest from short-term financial investments, combined with the 80% drop in financial expenses, pushed up profit from ordinary activities by 22% against the previous year, to 5.53 million euros (920 million pesetas).

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary results; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

Extraordinary items, despite capital gains from the sale of shares of the controlling company, were negative due to the requirement to provision the investment in PHARMA MAR after a number of deals involving buying and selling shares in PHARMA MAR during the financial year, at a market price which was higher than their underlying book value.

ZELTIA GROUP:

Net sales moved up 16.2% on December 1999, to 55.71 million euros (9.270 billion pesetas). Capitalised in-house work on fixed assets, basically comprising development expenses at the subsidiary, PHARMA MAR, were up 50%, coming to 20.10 million euros (3.344 billion pesetas).

Operating expenses, before amortisation and provisions, leapt 28.8% against the previous year, to 68.2 million euros (11.356 billion pesetas).

The drop in the group's financial expenses, combined with financial revenue from short-term financial investments, drove up consolidated profit on ordinary activities by 82.8% against 31 December 1999, to 7.94 million euros (1.321 billion pesetas).

Lastly, net extraordinary items came to 9.4 million euros (1.585 billion pesetas), the revenue part of which arose from the sale of shares of the controlling company.

In consequence, pre-tax profit totalled 17.34 million euros (2.885 billion pesetas), and controlling company profit to 12.71 million euros (2.114 billion pesetas), which is a 31.4% increase on the previous year.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

No dividend was distributed in 2000. Shareholders were remunerated in the form of a reduction in the par value of the shares, in which they received a refund of their capital contribution of 0.02 euros per share, i.e., a total of 3.195 million euros.

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	x	
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250		x
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

On 15 March 2000, a Significant Event was disclosed relating to the decision by the Board of Directors of Zeltia, S.A. to make an offer to all the PHARMA MAR shareholders to swap their PHARMA MAR shares (which represented about 29% of total capital) for Zeltia shares, on the basis of 22 Zeltia shares for 1 Pharma Mar share.

On 18 April, another Significant Event was reported informing the CNMV that Zeltia's Shareholders' Meeting had been convened and of the agenda of the same, amongst which figure the following resolutions to be adopted:
- A capital increase, consisting of a non-monetary contribution of Pharma Mar shares and the issuance of at most 3,821,862 shares with a par value of 0.28 euros and an issue premium of 4.27 euros per share, with total exclusion of priority subscription rights.
- A monetary capital increase for a nominal amount of 840,000 euros, through issuance of 3,000,000 new shares.
- A monetary capital increase for a nominal amount of up to 182,000 euros through the issuance and circulation of a maximum of 650,000 new shares, which will be offered to the financial entities which participate in the above-mentioned primary share offering.
- The Company will make a public offering of the shares of those shareholders in Pharma Mar who have indicated their intention of selling their shares in the Company which were allocated to them as a consequence of the first capital increase. This public offering will take place at the same time as the primary offering under the same terms and conditions.

On 9 May, a Significant Event was disclosed relating to the resolutions adopted at the Shareholders' Meeting which took place on 8 May, which covered the above-mentioned capital increases.

On 6 July, a Significant Event was communicated relating to the Board of Directors' resolution to convene a Shareholders' Meeting in order to approve the following actions: to split the par value of the shares, to reduce capital and refund the capital contribution to the shareholders and, subsequently, to effect a capital increase charged to the paid-in surplus.

On 3 August, a Significant Event was communicated relating to the Board of Director's decision not to apply the resolution taken on 5 July about a capital increase out of the paid-in surplus.

On 1 September, a Significant Event was reported relating to the resolutions adopted by the Shareholders' Meeting which took place on 29 August: a 4-for-1 share split; reduction of the par value by 0.02 euros per share.

On 4 October a Significant Event was communicated relating to the resolution taken by the Board of Directors on that day to propose to the Shareholders' Meeting a 1-for-4 bonus issue charged to the paid-in surplus.

On 8 November a Significant Event was communicated relating to holding an Extraordinary General Shareholders' Meeting, at first call on 28 November and at second call on 29 November, in order to approve the following corporate transactions: a 1-for-4 bonus issue charged to the paid-in surplus. Approval of the application of an Incentive Plan to the managerial staff at Zeltia group who receive variable remuneration.

On 29 November a Significant Event communicated the resolutions adopted by the Shareholders Meeting held that day: a capital increase charged entirely to the issue premium, issuing new shares at a rate of 1 new share for 4 old shares. An incentive Plan was approved for executives and employees of the ZELTIA Group who receive variable annual remuneration

AMENDMENTS TO THE COMPANY BYLAWS:

As a result of the aforementioned capital increases.

On 4 September 2000, the company reported the minimum number of shares that gives shareholders the right to attend a Shareholders' Meeting.

OTHER SIGNIFICANT EVENTS:

15 March: The company clarified news published in "Expansión" newspaper on 15 March.

11 April: under "Other Communications", the company provided the Press Release about the American Association for Cancer Research Annual Meeting with respect to Pharma Mar compounds.

10 May: the company sent a copy of the presentation to analysts and investors made by the Company's Chairman.

24 May: under "Other Communications", the company sent a summary of the presentations at the American Society of Clinical Oncology (ASCO) Annual Meeting by the oncologists who were carrying out clinical trials of Pharma Mar compounds.

13 July: Significant Event: The Department of Environment of the Galicia Autonomous Government started proceedings to declare as contaminated the land where, among other companies, two Zeltia subsidiaries (Zelnova and Cooper-Zeltia Veterinaria) are located.

1 August: Significant Event clarifying information published by Reuters about the acquisition by pharmaceutical company GLAXO of a stake in Zeltia.

5 October: Significant Event. The company sent a copy of the presentation made by the Company Chairman, Mar José María Fernández Sousa-Faro, to analysts and investors organized by the *Instituto de Analistas Financieros.*

17 October: The company sent a copy of the press release on the ESMO Congress held in Hamburg.

8 November: the company sent a copy of the press release on the results of the ET-743 compound presented at the Oncology Congress organized by AACR, NCI and EORTC in Amsterdam.

9 November: The company sent a copy of the press release on with the results of APLIDIN presented at the Oncology Congress organized by AACR, NCI and EORTC in Amsterdam.

19 December: a Significant Event communicating the start up of Phase I clinical trials for KAHALADIDE F (KF).

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

7

Comisión Nacional del Mercado de Valores
Att. Sr. D. Antonio Más
Sr. D. Alejandro Marroquín
Paseo de la Castellana nº 19
28046 Madrid

Madrid, 9 January 2002

Dear Sirs,

We are pleased to inform you that Zeltia, S.A., has relocated its registered office in Vigo (Pontevedra) from Calle Tomás A. Alonso, 132 to Calle Príncipe 24 - 6º 36202 Vigo.

Yours faithfully,

Sebastián Cuenca
Legal Adviser

8

Comisión Nacional del Mercado de Valores
Att. Sr. D. Antonio Más
Sr. D. Alejandro Marroquín
Paseo de la Castellana nº 19
28046 Madrid

Madrid, October 24th 2001

Dear Sirs,

Please find enclosed a copy of the press release which ZELTIA, S.A. will distribute to the media today concerning the results on ET-743 and Aplidine which PharmaMar, S.A. presented at the 11th Oncological Congress held by the ECCO (European Cancer Conference) from October 21st to 25th in Lisbon, with a view to registering it as an **OTHER COMMUNICATION**.

Best regards,

Sebastián Cuenca
Legal Adviser

Comisión Nacional del Mercado de Valores
Att. Sr. D.Galo Juan Sastre
Sr. D. Luis Castro
Paseo de la Castellana nº 19
28046 Madrid

Madrid, 10 August 2001

Gentlemen:

Please find enclosed a summary of the declarations made today by Mr José María Fernández Sousa-Faro, Chairman of the Board of ZELTIA, S.A. and PHARMA MAR, S.A., in relation to the agreement reached with Ortho Biotech, which was communicated to that Commission by means of a Significant Event report, so that you can register it as **OTHER COMMUNICATIONS.**

Very truly yours,

Iñigo Zurita Goñi
Secretary to the Board

zeltia

PharmaMar

Zeltia and Johnson & Johnson sign an exclusive strategic alliance to develop and market ET-743

Speech by the president of Zeltia, José María Fernández Sousa-Faro

Madrid, 10 August 2001

I would like to thank all those present for their continuing interest and support on such an important and significant day in our company's history.

I am pleased to announce that Zeltia has signed an exclusive agreement with Johnson & Johnson to develop and market anti-tumor drug ET-743, which is currently furthest ahead in clinical development among the drugs developed by our subsidiary PharmaMar. As you know, US company Johnson & Johnson, via its subsidiary Ortho Biotech, is one of the world's leading cancer treatment companies. It is the world's second-largest in terms of sales volume and it has a 10% share of the world oncology market.

The agreement is a milestone and a turning point for Zeltia for several reasons. Firstly, it supports PharmaMar's line of research in recent years, which has now come to fruition with various products undergoing clinical trials that are of interest to the world's scientific community.

Secondly, this agreement marks yet another successful research and development achievement by scientists in Spain. This is the most important feature of this event, and I am proud to have played a modest role in it.

With this announcement, I am fulfilling the commitment I made to Zeltia's shareholders at the Ordinary Shareholders' Meeting on 18 June 2001. We have clinched the licensing agreement within the deadline we had set ourselves. Most importantly, we remained true to our goal and achieved a magnificent agreement that creates value for the company.

Today's agreement marks the beginning of a new era for Zeltia. We believe that it may be one of the two most important agreements signed this year in the biotechnology sector in Europe. It is, therefore, a major step forward in the business venture we started in 1986.

The agreement is actually a strategic alliance between Zeltia and Johnson & Johnson to co-develop and co-market ET-743 in the future. Johnson & Johnson's strength in pharmaceuticals, especially oncology, was a decisive factor for Zeltia. Johnson & Johnson operates over 195 companies in 51 countries and sells its products in over 175 countries.

Johnson & Johnson's oncology products play a very important role. The main one is PROCRIT® (Epoetin alfa), one of the most successful drugs produced by biotechnology, which treats the anemia frequently associated with cancer and anticancer treatments. It is the world's top-selling treatment in the cancer field.

Another fundamental reason why Zeltia chose Johnson & Johnson as the ideal partner to market its ET-743 drug in the future was the scale of its sales network. Through its subsidiary Ortho Biotech Inc., J&J has the largest specialist oncology sales network in the US alone, involving over 300 people.

In the "The Best Global Brands" article published in the 6 August 2001 issue of *Business Week*, Johnson & Johnson was ranked the Top Brand Portfolio, indicating its major marketing muscle, which should benefit Zeltia substantially since the other major feature of this agreement is that we will market ET-743 under a single world brand owned by PharmaMar.

The specific terms of the agreement are that Johnson & Johnson, via its subsidiary Ortho Biotech Inc., will have exclusive rights to market ET-743 in the US, Japan and the rest of the world; the exception is Europe, where Zeltia, via subsidiary PharmaMar, will market the compound, foreseeably starting by late 2002.

Zeltia will receive a substantial upfront fee on the signature of this contract plus several payments tied to achieving specific ET-743 development milestones.

Johnson & Johnson will fund most of the clinical development, which involves treating over 4,000 patients, with the initial aim of confirming the effectiveness of the drug in various indications or types of tumors. Once that phase is completed, the regulatory and marketing authorizations required in the respective territories will be obtained.

Undoubtedly, the main economic benefit for Zeltia will be in the form of royalties, which will represent a substantial percentage of the sales generated by Johnson & Johnson and Ortho Biotech Inc. in their territories.

Zeltia will also manufacture the active ingredient required to satisfy world demand of the product, evidencing our partner's confidence in the processes developed by PharmaMar to produce ET-743.

By express agreement with Johnson & Johnson, I cannot reveal any more details about the economic terms of the contract. All I can say is that it is one of the largest such agreements signed in the last few years.

Zeltia's progress so far, especially in the development of ET-743, backed by this agreement, is due mainly to the work, effort and vision of our staff and collaborators, and to the trust and support of all our shareholders. In this new era, with the collaboration of Johnson & Johnson, a leading pharmaceuticals and oncology company, we expect that ET-743 will become a front-line broad-spectrum cancer drug once it receives authorization from the various regulatory bodies.

As commented on other occasions, in the second half of this year PharmaMar will apply to the European Medicines Evaluation Agency (EMEA) to register ET-743 for the treatment of sarcoma, which could be approved at the end of 2002. We expect this to be the first registered indication. Subsequently, based on the results obtained in the clinical trials of ET-743, we will apply to register the product for other indications, such as breast, ovarian and lung cancer. The collaboration starting today with Johnson & Johnson will be of utmost importance in boosting the development of ET-743 and in positioning our product in the US, the largest market for this type of treatment.

When we founded PharmaMar, our main objective was to provide cancer patients with new and more effective solutions to combat their illness. We believed that the sea must be the natural source of such drugs. Today, I can safely say that we are very close to this objective, as confirmed by the agreement with Johnson & Johnson.

10

Comisión Nacional del Mercado de Valores
Att. Ángel de Benito
Paseo de la Castellana, number 19
28046 Madrid

PRIOR COMMUNICATION

Iñigo Zurita Goñi, acting in the name and on behalf of ZELTIA, S.A. (**"Zeltia"** or **"the Company"**), by virtue of his position as the Company's General Secretary, duly empowered for this purpose, appears before the *Comisión Nacional del Mercado de Valores* and

DECLARES

I. That, using the powers conferred upon him by the ZELTIA, S.A. Shareholders' Meeting of 29 November 2000 which approved the application of an Incentive Plan for the ZELTIA, S.A. Group as reported to this Commission in Significant Event No. 82.981, ZELTIA's Board of Directors, in its meeting held on 22 February 2001, has resolved, among other matters, to make an offering for sale of ZELTIA shares held in treasury stock to the employees and managers of ZELTIA Group companies who have a permanent contract and who receive variable remuneration in 2001. The Board of Directors also resolved to jointly and severally empower José María Fernández Sousa-Faro (Chairman of the Board of Directors), Pedro Fernández Puentes (Vice-Chairman of the Board of Directors), Juan Carlos Ameneiro Rivas (Director), José Antonio Urquizu Iturrarte (Director), Miguel Angel Casado García Sampedro (Secretary to the Board of Directors) and Iñigo Zurita Goñi, (the Company's General Secretary) to, among other matters, determine any conditions of the aforementioned offering which are not expressly contained in the aforementioned resolutions. Hereinafter, said offering for the sale of shares shall be referred to as "the Offering."

II. That, via this communication, by virtue of the provisions of article 26 of Securities Market Law 24/1988, dated 28 July, and article 5.2.a) of Royal Decree 291/1992, dated 27 March, on Issues and Public Offerings for the Sale of Securities, the required Prior Communication is hereby presented with respect to the Offering, in which the main characteristics of the Offering are described as follows:

1. Entity which makes the Offering.

The Offering is made by ZELTIA in its own name and right.

2. Entity which issues the securities involved in the Offering.

ZELTIA, S.A., domiciled in Vigo (Pontevedra), at calle Tomás Andrés Alonso, 132, entlo. and with headquarters in Madrid, at calle José Abascal, 2, 1ª planta and Tax Identification Number A-36000602, registered with the Pontevedra Mercantile Register, Folio 74, Companies Book 33, Inscription 1, Sheet 874.

ZELTIA's share capital currently amounts to 9,985,694.55 euros, represented by 199,713,890 shares of a single class and series, of 0.05 euros par value each, which are fully disbursed and represented by book entries.

3. Nature and characteristics of the securities to which the Offering refers, and the amount of same

The securities to which the Offering refers are 300,000 ordinary shares of ZELTIA S.A. held in treasury stock, each with a par value of five cents of a euro (0.05 euros), free of encumbrances and liens, of the same series and class and with the same rights as the other shares of ZELTIA currently outstanding. Servicio de Compensación y Liquidación de Valores, S.A., domiciled in Madrid, at calle Orense, number 34, is the institution in charge of keeping the accounting register.

The shares of ZELTIA are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are traded in the Nuevo Mercado segment of the S.I.B.E (electronic market).

300,000 ZELTIA shares are due to be offered, representing approximately 0.15% of the Company's share capital.

4. Addressees of the Public Offering.

The Offering is addressed exclusively to the employees and managers of ZELTIA, S.A. and the companies of its group in Spain as of the date of registration of the Prospectus (PHARMA MAR, S.A., PHARMA GEN, S.A., INSTITUTO DE INMUNOLOGÍA Y ALERGIA, S.A., XYLAZEL, S.A., ZELNOVA, S.A., PROTECCIÓN DE MADERAS, S.A., COOPER ZELTIA VETERINARIA, S.A., LA PATRULLA VERDE, S.A., GENÓMICA, S.A. and NEUROPHARMA, S.A.) who, having a permanent contract and having completed any trial period, receive variable remuneration during the year 2001, except in the case of ZELNOVA, S.A. and XYLAZEL, S.A., where only executives receiving variable remuneration in 2001 shall be eligible as beneficiaries (executives being construed to be personnel included in the professional group 0 under the Chemical Industry Labor Agreement as published in Official State Bulletin number 139, dated 11 June 1999). In no case shall members of ZELTIA S.A.'s Board of Directors be

considered to be Beneficiaries even if they occupy executive posts at any of the group companies.

5. Offering price.

The Offering price shall be the average of the weighted average price of ZELTIA S.A.'s shares in the ten sessions immediately preceding the start of the Period of Purchase Application specified in section 7. Once the Offering price is set, it shall be announced in the form of Supplementary Information to the Prospectus.

6. Number of shares offered to each Beneficiary.

The Beneficiary may purchase a number of the Company's shares which, at the Offering Price defined in Section 3 above and rounded downwards, have a maximum value of twice the net variable remuneration received by the Beneficiary in 2001.

7. Purchase applications.

The Beneficiaries may make their purchase applications during the period to be established in the corresponding Prospectus. Each Beneficiary may make only one application for a maximum of twice the amount of variable remuneration received by the Beneficiary in 2001, rounded down if the number of shares resulting from dividing the Offering price by the amount stated in the Application is not a round figure. The Purchase Applications shall be irrevocable and their efficacy shall be dependent on the signature by the Beneficiary, in the same act, of the loan contract for the purchase of the shares and the granting of call and put options referred to in the next section.

In the event that the Purchase Applications exceed the total number of shares covered by the Offering, the shares shall be pro-rated as described in the Prospectus.

8. Financing and granting of options.

8.1 Loan with pledged collateral.

The purchase Offering shall be financed. To this end, ZELTIA, S.A. and ZELTIA Group Companies shall provide their respective beneficiary employees and executives with financing for the purchase of the shares covered by the Offering, by granting them a loan for one-half of the total purchase amount. This loan shall be interest-free but the Beneficiary shall be responsible for any tax pre-payments which may be necessary. As a guarantee of the repayment of the loan, a pledge shall be constituted on the shares sold to each Beneficiary under the Offering, and the pledge will extend to any certificates, securities, assets or funds that may replace or accrete with the pledged shares in the event of merger, dissolution, transformation, spin-off, conversion, exchange, amortization, bonus issues, split or grouping of shares. However, it shall not extend to preferential subscription rights. The borrower's liability shall be limited solely to the value of the pledged shares.

The aforementioned loan shall expire three years and one day after the date of the Stock Market Operation as specified in the Prospectus. On the date of the loan's expiration, the lending Group Company shall condone the loan to the Beneficiary provided that the latter has remained at the company or at another Group company during at least the time between the date of the Stock Market Operation and the date on which the loan expired. However, as an exception to the above periods, the loan shall be automatically condoned in cases where the employment relationship is terminated through death, retirement, permanent invalidity or improper dismissal of the Beneficiary or in the event of the company employing the Beneficiary ceasing to be a member of the ZELTIA Group, as defined by article 4 of the Securities Market Law.

The loan shall expire early without condonation in cases where the employment relationship is terminated through voluntary severance or legally-valid dismissal.

8.2. Call and put options.

8.2.1. Furthermore, ZELTIA, S.A. or, as appropriate, the group company employing the Beneficiary, shall grant the latter a non-transferable put option on all of the shares purchased in the Offering (and on any arising from the former; i.e. as a result of merger, dissolution, transformation, spin-off, conversion, exchange, amortization, bonus issue, split or grouping of shares), which option may only be exercised if, after the aforementioned three-year-and-one-day period from the Stock Market Operation, the Beneficiary remains on the payroll of one of the group companies or, prior to said date, in the event of termination of the employment relationship due to death, permanent invalidity, serious illness involving more than one-year's sick leave, retirement or improper dismissal. The price of said put option shall be half the price paid by the Beneficiary under the Offering less the financial rights corresponding to the allotted shares or, as appropriate, those arising from the former, excluding the amounts corresponding to the possible preferential subscription rights received by the Beneficiary up to the date upon which the option is exercised. ZELTIA, S.A. or, as appropriate, the Lending Company, may choose to fulfil the obligation to buy or to settle the option by differences, paying the Beneficiary the amount by which the option price exceeds the market price, this being construed to be the average of the weighted average of the ZELTIA S.A. share in the electronic market in the ten sessions prior to the exercise date.

8.2.2. Furthermore, the Beneficiary shall grant ZELTIA, S.A. or, as appropriate, the company group at which he/she is employed, a non-transferable call option on all of the shares purchased in the Offering (or, as applicable, on those arising from the former; i.e. as a result of merger, dissolution, transformation, spin-off, conversion, exchange, amortization, bonus issue, split or grouping of shares stock splits, swaps, absorption, bonus issues, etc.), which option may only be exercised in the event of voluntary dismissal or proper disciplinary dismissal or objective causes arising from the Beneficiary provided that such events take place prior to the end of the aforementioned period of three years and one day. The strike price

of this call option shall be the same as the total price paid by the Beneficiary on acquisition of the shares to which the Offering refers, less the amount of economic rights corresponding to those shares collected by the Beneficiary up until the option exercise date, excepting any amounts received for preferential subscription rights. Payment of this option strike price may be offset fully or partly against the obligation to repay the loan granted to the Beneficiary by the company employing him/her.

9. Minimum period during which the shares acquired under the Offering must be held.

The adjudicatees shall be required to maintain the shares (and any others arising therefrom) for a minimum period of three years and one day following the date of purchase. Nevertheless, the shareholder shall be free to dispose of the shares in the event of early condonation of the loan and in other circumstances in which the early cancellation of said loan is permitted under the provisions of the preceding section.

10. Event of a takeover bid.

In the event of a takeover bid being launched for ZELTIA, S.A., any Beneficiary may, should he/she wishes to accept the bid with respect to the shares covered by this Offering, demand that the lending company cancel the pledge on said shares, leading simultaneously to early expiration of the loan. The Beneficiary shall undertake to cancel the loan in a period of one month from the date on which the outcome of the bid is announced (whatever said outcome may be), and the put and call options referred to in section six above of this Agreement shall also become worthless and void. In this case, the Beneficiary shall be liable for the obligations deriving from the loan with all his/her present and future assets. Note that, despite accepting the takeover bid, the Beneficiary shall be entitled to receive from the Company an extraordinary bonus payment for the amount of the loan provided that he maintained an employment relationship uninterruptedly with ZELTIA, S.A. (or another group company) for three years and one day from the date of the Stock Market Operation.

11. Institutions involved in the Offering.

The intervention of only one institution is envisaged, namely the Agent, which is Santander Central Investment S.A., which shall be in charge, among other matters, of allotting the shares to the Beneficiaries and managing the settlement of the Offering.

12. Supporting documentation and Prospectus.

ZELTIA will present the supporting documentation and the corresponding Prospectus for the Offering for clearance and registration by the *Comisión Nacional del Mercado de Valores*, in accordance with the provisions of articles 5.2.b) and 5.2.d) of Royal Decree 291/1992.

Accordingly,

The *Comisión Nacional del Mercado de Valores* **IS REQUESTED** to take cognizance of the above prior communication concerning the Offering and, following the opportune procedures, to accept it for registration in the corresponding registry of said Commission.

Madrid. 23 February 2001.

Iñigo Zurita Goñi
General Secretary

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana nº18
28046 Madrid

Madrid, 18 January 2001

Gentlemen:

In compliance with the requirements of current legislation, ZELTIA hereby makes the following **"PRIOR NOTIFICATION"**:

Since the capital increase charged to the issue premium reserve that was resolved in point One of the Shareholders' Meeting on 29 November 2000 has been subscribed in full, the corresponding public deed of capital increase has been executed and is expected to be registered at the Pontevedra Mercantile Register on this day.

As resolved by the Shareholders' Meeting on 29 November 2000 and by the Board of Directors on 6 June 2000, the Company will apply for admission to listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges of the 39,942,778 shares issued in the capital increase, which are represented by book entries and are of 5 cents of a euro (0.05 euros) par value each, having ISIN Code ES0184940916, for which purpose there is attached hereto a formal application to the Commission in order to comply with the requirement of submission for prior clearance to the Comisión Nacional del Mercado de Valores.

Yours,

Iñigo Zurita Goñi
Legal Counsel

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana nº 19
28046 Madrid

December 17th 2001

Dear Sirs,

ZELTIA, S.A., in accordance with the stipulations of Article 82 of the Stock Market Law, will proceed, by means of this document, to communicate the following **SIGNIFICANT EVENT**:

With reference to the SIGNIFICANT EVENT communicated to you on Friday, December 14th, this is to inform you that la KUTXA has this morning exercised the option to purchase granted by Zeltia on all of the BANCO GUIPUZCOANO shares in their possession (1.180.437 shares, which represents 3.78% of the share capital of the said Bank)

Sincerely,

Sebastián Cuenca
Legal Adviser

Comisión Nacional del Mercado de Valores
Att. Market Area Director
Paseo de la Castellana nº 19
28046 Madrid

15th October 2001

Dear Sirs,

ZELTIA, S.A., in accordance with the stipulations of Article 82 of the Stock Market Law, will proceed, by means of this document, to communicate the following **SIGNIFICANT EVENT**:

"As we informed you at the time, in August 2001, PharmaMar, S.A., a subsidiary of ZELTIA, S.A., reached an agreement with Ortho Biotech Products, L.P., a subsidiary of the American company Johnson & Johnson, for the joint development and marketing of the anti-tumour compound ET-743. In view of the constant rumours which have arisen recently, we wish to emphasize that the contract does not foresee the acquisition on the part of Ortho Biotech or any other company in the group of a significant share in the stock capital of Zeltia, S.A.

In accordance with the said contract, Pharma Mar, S.A. has received an initial payment of US$ 20.000.000.

The other main terms of the contract signed can be summarised as follows:

- The contract in question is a contract for the licensing, development, marketing and distribution of ET-743. No other compounds at present being clinically developed by Pharma Mar are included in the contract.
- Ortho Biotech obtains a worldwide licence for the product, excluding Europe, where PharmaMar will market the compound directly.
- It is foreseen that the contract will be valid for 20 years, counting from the initial marketing of the product covered by the contract in the market assigned to Ortho Biotech.
- PharmaMar will manufacture and supply Ortho Biotech with the active ingredient of ET-743 exclusively.
- The joint investment for Research and Development foreseen in the contract is distributed as follows: 65% of the total investment shall be funded by Ortho Biotech and 35% by Pharma Mar.
- PharmaMar will receive additional payments in accordance with the achievement of certain objectives in the development of the product, which are difficult to

estimate at present until the clinical development of the product has been completed and its therapeutic characteristics have been confirmed.

- PharmaMar will receive from Ortho Biotech royalties on net sales in their territory in the range of 11,25 to 19% according to the sales volume achieved. These royalties are independent from the income obtained for the sales of raw materials to Ortho Biotech, since PharmaMar has the exclusive right to manufacture them.

Sincerely,

Sebastián Cuenca
Legal Adviser

Comisión Nacional del Mercado de Valores
Att. **Sr. D. Antonio Más**
Sr. D. Galo Juan Sastre
Paseo de la Castellana nº 19
28046 Madrid

October 9th, 2001

Dear Sirs,

We are pleased to inform you of the following SIGNIFICANT EVENT:

PharmaMar, S.A. has initiated Phase II clinical trials for Aplidine, the second of the three PharmaMar anti-tumour compounds which are at present in clinical development.

Best regards

Sebastián Cuenca Miranda

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana nº 19
28046 Madrid

Madrid, 25th September 2001

Dear Sirs:

ZELTIA, S.A., in accordance with the stipulations of article 82 of the Stock Market Law, by means of the present document, transmits the following SIGNIFICANT EVENT:

"The US Authorities, through the Federal Trade Commission, the organism which supervises compliance with the American anti-trust legislation, especially the Hart-Scott-Rodino Law, has authorized the strategic agreement signed last month between PharmaMar, S.A. and Ortho Biotech Products, L.P., subsidiaries of Zeltia and Johnson & Johnson, respectively, for the distribution and development of the anti-tumour compound of marine origin ET-743. This authorization marks, in fact, the coming into force of this agreement."

Yours faithfully

Sebastián Cuenca

Legal Adviser

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana nº 19
28046 Madrid

December 14th 2001

Dear Sirs,

ZELTIA, S.A., in accordance with the stipulations of Article 82 of the Stock Market Law, will proceed, by means of this document, to communicate the following **SIGNIFICANT EVENT**:

We hereby inform you that ZELTIA has granted the KUTXA a purchase option on all the Banco Guipuzcoano shares belonging to Zeltia (1.180.437 shares, representing 3.78% of the total Banco Guipuzcoano share capital). In compensation for the granting of this option, the KUTXA will pay ZELTIA 1,50 euros per share. This purchase option will expire on January 31st 2002 and, if the option is exercised, the deal will be carried out at a price of 18,50 euros per share.

Yours faithfully,

Sebastián Cuenca
Legal Adviser

Comisión Nacional del Mercado de Valores
Att. Market Area Director
Paseo de la Castellana nº 19
28046 Madrid

15th October 2001

Dear Sirs,

ZELTIA, S.A., in accordance with the stipulations of Article 82 of the Stock Market Law, will proceed, by means of this document, to communicate the following **SIGNIFICANT EVENT**:

"As we informed you at the time, in August 2001, PharmaMar, S.A., a subsidiary of ZELTIA, S.A., reached an agreement with Ortho Biotech Products, L.P., a subsidiary of the American company Johnson & Johnson, for the joint development and marketing of the anti-tumour compound ET-743. In view of the constant rumours which have arisen recently, we wish to emphasize that the contract does not foresee the acquisition on the part of Ortho Biotech or any other company in the group of a significant share in the stock capital of Zeltia, S.A.

In accordance with the said contract, Pharma Mar, S.A. has received an initial payment of US$ 20.000.000.

The other main terms of the contract signed can be summarised as follows:

- The contract in question is a contract for the licensing, development, marketing and distribution of ET-743. No other compounds at present being clinically developed by Pharma Mar are included in the contract.

- Ortho Biotech obtains a worldwide licence for the product, excluding Europe, where PharmaMar will market the compound directly.

- It is foreseen that the contract will be valid for 20 years, counting from the initial marketing of the product covered by the contract in the market assigned to Ortho Biotech.

- PharmaMar will manufacture and supply Ortho Biotech with the active ingredient of ET-743 exclusively.

- The joint investment for Research and Development foreseen in the contract is distributed as follows: 65% of the total investment shall be funded by Ortho Biotech and 35% by Pharma Mar.

- PharmaMar will receive additional payments in accordance with the achievement of certain objectives in the development of the product, which are

difficult to estimate at present until the clinical development of the product has been completed and its therapeutic characteristics have been confirmed.

- PharmaMar will receive from Ortho Biotech royalties on net sales in their territory in the range of 11,25 to 19% according to the sales volume achieved. These royalties are independent from the income obtained for the sales of raw materials to Ortho Biotech, since PharmaMar has the exclusive right to manufacture them.

Sincerely,

Sebastián Cuenca
Legal Adviser

Comisión Nacional del Mercado de Valores
Paseo de la Castellana nº 19
28046 Madrid

October 9th, 2001

Dear Sirs,

We are pleased to inform you of the following **SIGNIFICANT EVENT**:

PharmaMar, S.A. has initiated Phase II clinical trials for Aplidine, the second of the three PharmaMar anti-tumour compounds which are at present in clinical development.

Best regards

Sebastián Cuenca Miranda
Legal Counsel

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana nº 19
28046 Madrid

Madrid, 25th September 2001

Dear Sirs:

ZELTIA, S.A., in accordance with the stipulations of article 82 of the Stock Market Law, by means of the present document, transmits the following SIGNIFICANT EVENT:

"The US Authorities, through the Federal Trade Commission, the organism which supervises compliance with the American anti-trust legislation, especially the Hart-Scott-Rodino Law, has authorized the strategic agreement signed last month between PharmaMar, S.A. and Ortho Biotech Products, L.P., subsidiaries of Zeltia and Johnson & Johnson, respectively, for the distribution and development of the anti-tumour compound of marine origin ET-743. This authorization marks, in fact, the coming into force of this agreement."

Yours faithfully

Sebastián Cuenca

Legal Adviser

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana nº 19
28046 Madrid

Madrid, 9 agosto de 2001

Gentlemen:

In conformity with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), we hereby notify you of the following **SIGNIFICANT EVENT**:

PharmaMar, S.A., an affiliate company in which Zeltia, S.A. holds 99.42% of the capital, has reached an agreement with Ortho Biotech Products, L.P., an affiliate company of the American Group Johnson & Johnson, for the joint development and marketing of ET-743, the compound for the treatment of tumours which at the present time is in the clinical development stage.

According to the terms of the contract signed today, PharmaMar, S.A. will carry out, together with Ortho Biotech, the development of ET-743 for its potential use in the treatment of cancer. Ortho Biotech will market the compound in the United States, Japan and the rest of the world except for Europe, where PharmaMar, S.A. will market the compound themselves. PharmaMar, S.A. will be the manufacturer of the active ingredient to attend to the worldwide consumption of the product.

PharmaMar, S.A. receives an initial payment at the coming into force of the agreement, as well as the contribution of investment in the development of the product and additional payments linked to the achievement of specific short-term objectives in the clinical field. Insofar as PharmaMar, S.A. presents applications and receives approvals for registration in specific main markets, they will also receive additional payments. PharmaMar, S.A. will also receive royalties on ET-743 sales in the Ortho Biotech territory, once the corresponding approvals have been obtained.

Lastly, we should point out that this agreement is subject to the verification of the US Competition Authorities, in accordance with the 1976 Hart-Scott-Rodino Antitrust Improvements Act.

Very truly yours

Iñigo Zurita Goñi
Secretary to the Board

P.S.: Please find enclosed press release that ZELTIA, S.A. will delivery today to the media.

Comisión Nacional del Mercado de Valores
Att. Mr. Antonio Más
Mr. Galo Juan Sastre
Paseo de la Castellana 19
28046 Madrid

Madrid, 19 December 2000

Gentlemen:

We hereby inform of the following **SIGNIFICANT EVENT**:

Today, 19 December 2000, PHARMA MAR has commenced phase I clinical studies of KAHALADIDE F (KF), the third anticancer compound undergoing clinical development. The first patient was injected today with the aforementioned compound in a Dutch hospital.

Phase I clinical studies analyze a compound's toxicity in human beings and the Maximum Tolerated Dose in the human organism.

Very truly yours,

Iñigo Zurita Goñi
Legal Counsel

02 JAN 30 AM 8:30

Comisión Nacional del Mercado de Valores
Att. Sr. Director del Área de Mercados
Paseo de la Castellana nº 18
28046 Madrid

Madrid, 29 November 2000

Gentlemen:

In conformity with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), we hereby notify you of the following **SIGNIFICANT EVENT**:

"The Shareholders' Meeting of ZELTIA, S.A. held today in Vigo approved the following resolutions:

ONE.

A) For the sole purposes of resolution B) herein and of Article 157 of the Consolidated Text of the Corporations Law, to approve the balance sheet as of 30 September 2000 drawn up by the Board of Directors of ZELTIA, S.A. on 4 October 2000 and verified by the auditors PriceWaterhouseCoopers

B) To increase the capital stock by ONE MILLION NINE HUNDRED AND NINETY SEVEN THOUSAND ONE HUNDRED AND THIRTY-EIGHT EUROS AND NINETY CENTS OF A EURO (1,997,138.90 euros) which brings the total amount thereof to NINE MILLION NINE HUNDRED AND EIGHTY FIVE THOUSAND SIX HUNDRED AND NINETY-FOUR EUROS AND FIFTY CENTS OF A (9,985,694.50 euros)

This capital increase is carried out under the following terms and conditions:

a) THIRTY NINE MILLION NINE HUNDRED AND FORTY-TWO THOUSAND SEVEN HUNDRED AND SEVENTY-EIGHT (39,942,778) ordinary

shares are issued and placed in circulation, with a par value of FIVE CENTS OF A EURO (0.05 euros) each, represented by book entries, completely free of charge, i.e. without disbursement of any kind and free of expenses for the subscriber.

The new shares shall grant their owner, from the date of subscription, the same rights as the Zeltia, S.A. shares which are currently in circulation. In particular, the subscriber of the new shares shall be entitled to receive any interim or supplementary dividend payments paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any distributed out of prior years' profits.

b) This capital increase is charged entirely to the issue premium and, for the sole purposes of the provisions of Article 157.2 of the Corporations Law, the balance sheet as of 30 September 2000, audited by PriceWaterhouseCoopers and which has recently been approved to this effect under item A) above, serves as a basis for the operation.

In accordance with the above, it is necessary to reduce the balance of the aforementioned issue premium account by ONE MILLION NINE HUNDRED AND NINETY-SEVEN THOUSAND ONE HUNDRED AND THIRTY EIGHT EUROS AND NINETY CENTS OF A EURO (1,997,138.90 euros), which is equivalent to 332,295,953.02 pesetas.

c) The Zeltia, S.A. shareholders of record according to the accounting registers of the SCLV and its member entities at end of the business day immediately preceding the beginning of the period of assignment and trading of the free assignment rights, shall be entitled to the free assignment of one (1) new share for every four (4) already in circulation.

In accordance with the of Article 58 of the Corporations Law, the rights to free assignment rights of the new shares shall be transferable in the same conditions as the shares from which they arise, i.e. they may be traded on the stock markets where the Company's shares are currently being traded.

The period for the assignment and trading of the free assignment rights commences on the business day immediately following the publication in the Official Bulletin of the Mercantile Register (BORME) of the announcement of the capital increase and it shall have a duration of fifteen days. This announcement shall also be published in the Bulletins of the Madrid, Barcelona, Bilbao and Valencia stock exchanges.

d) The shares corresponding to the shareholders who have not expressly exercised or disposed of their rights shall be deemed to be automatically assigned to the person who legally proves his/her ownership. The total subscription of the approved capital increase shall strictly follow the stipulations of Article 59 of the Consolidated Text of the Corporations Law, approved by Royal Decree Law 1.564/89, dated 22 December. Once all the foregoing has been done, the Board of

Directors shall declare the process of assignment closed, recording the full subscription of the shares.

e) The Board of Directors is expressly empowered, with the powers to delegate in any member of the Board or any other person who the Board sees fit at any time with a view to, in accordance with the stipulations of Article 153.1.a) of the Corporations Law, to indicate the date on which the already approved capital increase must take place in the approved amount, and to establish the conditions of the increase in all matters except what is set out in this resolution by the Shareholders' Meeting. The period for the exercise of this delegated power shall not exceed one year after the date of approval of the resolution, as stipulated under Article 153.1.a) of the Consolidated Text of the Corporations Law.

C) To amend, as a consequence of the above resolutions, the current text of Article 6 of the Company Bylaws which, on conclusion of the capital increase, shall read as follows:

" Article 6. Capital stock.- the capital stock amounts to NINE MILLION NINE HUNDRED AND EIGHTY-FIVE THOUSAND SIX HUNDRED AND NINETY-FOUR EUROS AND FIFTY CENTS OF A EURO, represented by one hundred and ninety-nine million seven hundred and thirteen thousand eight hundred and ninety shares of FIVE cents of a euro (0.05) of nominal value each, which are fully subscribed and paid.

The capital stock may be increased or reduced by a resolution of the Shareholders' Meeting, subject to the provisions of the Corporations Law.

The designation of the date and the establishment of the conditions for the disbursement and payment of capital calls shall be a faculty of the Board of Directors, with no limitation."

D) The Board of Directors is fully empowered to interpret, execute, develop, apply, complete and remedy the above resolutions where necessary, carrying out the approved capital increase, until the corresponding documents are registered in the Mercantile Register, and the Chairman, Mr. José María Fernández Sousa-Faro; the Vice-Chairman, Mr. Pedro Fernández Puentes; the Secretary to the Board of Directors, Mr. Miguel Angel Casado García-Sampedro; and the Legal Counsel, Mr. Iñigo Zurita Goñi are empowered, indistinctly, to grant any private or public documents which may be advisable or necessary to formalize the above resolutions, including those required by the CNMV, the Madrid, Barcelona, Bilbao and Valencia stock exchanges, and the Servicio de Compensación y Liquidación de Valores.

TWO.

It is resolved to request the admission to listing of the shares and preferential subscription rights which are issued and placed in circulation by virtue of the capital increase approved under resolution One above, in the Madrid, Barcelona, Bilbao and Valencia stock exchanges and in the SIBE (Electronic Market) in the same conditions as the shares currently in circulation.

Furthermore, the Board of Directors is empowered to the extent necessary under Law, with specific powers to delegate in any member of the Board of Directors or any other person whom the Board of Directors sees fit, in order to apply for the admission to listing of the aforementioned shares, carrying out any necessary actions before the Comisión Nacional del Mercado de Valores, the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, the Sociedad de Bolsas, the Securities Compensation and Servicio de Compensación y Liquidación de Valores. and any other public or private organization, institution or register.

THREE.

An Incentive Plan is approved for the executives and employees of the ZELTIA Group who receive variable annual remuneration, in accordance with the following:

1. BENEFICIARIES OF THE INCENTIVE PLAN

This Incentive Plan is designed for the management teams of all ZELTIA Group subsidiaries and to all employees thereof who, having a fixed contract and having, where applicable, completed any trial period, receive variable annual remuneration during the Plan's period of validity, except in the case of ZELNOVA, S.A. and XYLAZEL, S.A., where only executives receiving variable annual remuneration shall be eligible as beneficiaries. The plan is designed for current employees and executives who comply with the conditions necessary to be considered a Beneficiary and also to new personnel joining the Group while the plan is in force, provided that they comply with the same conditions (i.e. that they receive variable annual remuneration).

2.. DURATION OF THE INCENTIVE PLAN.

The plan shall be in place for a total of six years and one day, and shall be applicable to the variable remuneration received by the beneficiaries in the years 2001, 2002 and 2003.

3.. DESCRIPTION OF THE INCENTIVE PLAN

ZELTIA, S.A. or, as appropriate, the group company employing the Beneficiary, shall offer the latter on an annual basis the possibility of purchasing shares in Zeltia, S.A. for an

amount up to a maximum of double the net annual variable remuneration received by the Beneficiary.

Half of the total purchase price shall be paid by the Beneficiary and the remainder shall be financed by the group company that is the Beneficiary's employer of record via a loan guaranteed by all the shares purchased by the beneficiary under the Incentive Plan. In the interests of Beneficiary loyalty, the loan will be condoned by the lending company on completion of a period at the company that is specified below. Furthermore, ZELTIA, S.A. or, as appropriate, the corresponding Group Company, shall grant the Beneficiary a put option on the total number of shares purchased by the latter under the plan, which option may only be exercised following the aforementioned period at the company. Zeltia, S.A. or, as appropriate, the corresponding Group Company, also reserves a call option on all of the shares in the cases of voluntary severance or legally-valid dismissal of the Beneficiary while the Incentive Plan is in place.

Below is a detailed list of all the operations which the Plan comprises, i.e. purchase of shares by the Beneficiary, loan covered by a pledge of the purchase of shares, condoning of the loan where applicable, granting of a put option to the Beneficiary and granting of a call option to Zeltia, S.A. or the employer-lender Group company.

A. Share purchase

- A.1. Purchase price and period of validity

On an annual basis, a period shall be established ("Decision Period") during which the Beneficiary must inform his/her employing company of the amount of his/her net variable remuneration which he/she wishes to apply to the Plan. Once this decision has been forwarded to the company and within the prudent period established after the end of the Decision period, the purchase of shares shall take place at the average of the weighted average market price of shares of Zeltia, S.A. in the electronic market in the ten sessions prior to the first day of the Decision Period.

- A.2. Funding the purchase

The total price of the purchase-sale shall be paid by the Beneficiary as follows:

- Half of the total amount against the amount of variable remuneration allocated to the plan.
- The remaining amount as a loan granted by the Group company for which the Beneficiary works. This loan shall not accrue interest, but the income tax prepayment (where applicable) shall be the responsibility of the Beneficiary.

- A.3. Loan guarantee and availability of shares.

The shares shall be pledged as a guarantee of repayment of the loan, which shall cover the shares in question. The borrower shall only be responsible for the reimbursement of the loan using the pledged shares. The shares shall be deposited in the financial institution specified by the company and shall not be available until the loan period expires. The beneficiary may not repay the loan in advance except with authorization by the Board of Directors of ZELTIA, S.A.

The loan shall have the following maturity periods (known hereinafter also as the "Loyalty Period")

- For a loan granted in 2001: 36 months and one day from the purchase date corresponding to the variable remuneration allocated to the Plan and received in 2001.
- For a loan granted in 2002: 48 months and one day from the purchase date corresponding to the variable remuneration allocated to the Plan and received in 2002.
- For a loan granted in 2003: 36 months and one day from the purchase date corresponding to the variable remuneration allocated to the Plan and received in 2003.

On the date of expiry of the loan, the lending company shall condone the loan to the Beneficiary provided that the latter has remained at the company or at another Group company during at least the time between the purchase for which the loan was granted and the date on which the loan expired.

However, as an exception to the above periods, the loan shall be automatically condoned in cases where the employment relationship is terminated through death, retirement, permanent invalidity or improper dismissal of the Beneficiary.

Finally, the loan shall expire early without condonation in cases where the employment relationship is terminated through voluntary severance or legally-valid dismissal.

- A. 4 .In the event of a take-over bid.

If a third party were to launch a take-over bid (hereinafter "take-over") for Zeltia, S.A., the latter, or, as appropriate, the lending company, may authorize the Beneficiary to accept it, consequently freeing the pledged collateral. In this event, the Beneficiary shall be obliged to repay the loan within one month as from the announcement of the outcome of the take-over. If the Beneficiary accepts the take-over but remains in the company during the Loyalty Period corresponding to swapped shares, he/she shall be entitled to receive the amount of the loan at the end of the Loyalty Period as a bonus.

If the suitor company withdraws its bid after failing to attain the necessary percentage of capital stock upon which its bid was conditional, the plan shall continue as before.

B. Put option

On the date of each share purchase, ZELTIA, S.A. shall grant the Beneficiary a put option on the total of shares acquired under the plan (or, as applicable, on those arising

from the former; i.e. as a result of stock splits, swaps, absorption, bonus issues, etc.). The main characteristics of the option shall be as follows:

B.1 Exercise conditions

The sale option may only be exercised if, on expiry of the loan granted for the acquisition of the shares on which the option is granted, the Beneficiary remains at one of the Group companies or in the event of termination of the employment relationship as a result of death, permanent invalidity, retirement or improper dismissal.

The option shall not be transferable, except in case of death.

The sale option may not be exercised in cases of voluntary severance or legally-valid dismissal.

B.2 Strike price

The strike price of the put option shall be equal to half of the price paid by the Beneficiary for the purchase of the shares on which the option is granted, net of dividend rights corresponding to the shares and collected by the Beneficiary up to that date. Zeltia or, as appropriate, the company which granted the loan to the Beneficiary, may choose to comply with the obligation to purchase or settle the option by difference, paying the Beneficiary the amount by which the strike price exceeds the market price (weighted average market price in the ten sessions prior to the date of exercise).

B.3 Exercise period

The sale option may be exercised only within the period prudently established as from the date of expiry of the loan granted for the purchase of the shares on which the put option is granted. The above shall not be applicable in cases of death, permanent invalidity, retirement or improper dismissal of the Beneficiary, the exercise period being considered to be that which is prudently established as from the date on which any such event occurs.

C. Call option of ZELTIA, S.A.

On the date of each purchase, the Beneficiary shall grant Zeltia, S.A. a call option on the total of shares acquired by the Beneficiary by virtue of the plan (or, where applicable, on those shares arising therefrom, i.e. splits, swaps, absorptions, bonus issues, etc.).

C.1. Exercise conditions

The call option may only be exercised in the event of voluntary redundancy or legally-valid dismissal of the Beneficiary, provided that this does occurs before the end of the Loyalty Period.

C.2. Strike price

The strike price of the aforementioned call option shall be equal to that paid by the Beneficiary for the purchase of the shares on which the option is exercised net of the amount of dividend rights collected on the aforementioned shares up to the date of exercise of the option, excepting preferential subscription rights. Payment of this strike price shall be offset against the obligation to repay the loan.

C.3. Exercise period

The call option must be exercised within the period which is prudently established as from the occurrence of an event that empowers Zeltia, S.A. to exercise its option.

4.. COVERAGE OF THE INCENTIVE PLAN

The number of shares which Zeltia, S.A. shall sell to the Beneficiaries of the Incentive Plan shall in no case exceed 300,000 (currently 0.1878% of the company's capital stock). This limit may be raised annually by the Shareholders' Meeting of Zeltia, S.A. in line with the new recruit numbers at the Group and with the employees' wage increases.

Zeltia, S.A. currently has own shares sufficient shares to cover the plan (300,000 shares). If this number proves insufficient to cater for new Beneficiaries who enter the Plan in subsequent years, the Board of Directors may request authorization by the Shareholders' Meeting to allocate more shares to the plan.

Since the shares to be used in the plan will be pledged to Zeltia, S.A. or to the Group company employing the Beneficiary simultaneously with their sale to the Beneficiary, a reserve must be booked for said shares during the time they remain pledged, in view of the fact that they will continue to compute in the 5% limit for own shares set by the Corporations Law.

5.. DELEGATION IN THE BOARD OF DIRECTORS

It is resolved to delegate to the Board of Directors, with the powers of delegation to any of its members, the broadest possible powers to rule on the Plan's development and execution and to establish the supplementary, clarification and interpretative conditions that might be necessary for this purpose, and to make any modifications to the plan which might be required by the current legislation or by the various bodies involved in its execution.

Furthermore, the Board of Directors is authorized, if applicable, to carry out the public offering of the company's own shares to the beneficiaries of the Incentive Plan.

FOUR.

It is resolved unanimously to authorize the acquisition of the shares issued by the company, via purchase-sale, swap or foreclosure and also by the company itself or through any of its investees in which it owns more than FIFTY PERCENT of capital stock, within the following limits:

AUTHORIZATION PERIOD: The purchases may be carried out at any time during the eighteen month period set out in Article 75 of the Corporations Law.

MAXIMUM AND MINIMUM PURCHASE PRICES: For any of the aforementioned securities, the company and/or its subsidiaries shall not be entitled to purchase shares in the company at a price more than FIVE PERCENT higher or FIVE PERCENT lower than the market price on Spain's electronic market.

MAXIMUM AMOUNT AND OTHER LIMITATIONS: The Board of Directors shall be entitled to purchase shares up to a maximum number equivalent to FIVE PERCENT of capital stock at any given time.

In no event may shares be purchased when their par value, when added to that already owned by the company and its subsidiaries, exceeds FIVE PERCENT of the company's capital stock at any given time.

In no case may shares be purchased when their purchase does not allow the company to provide the reserve stipulated under Rule 3 of Article 79 of the Corporations Law without reducing the company's capital stock or restricted reserves.

The unexecuted part of resolution Nine adopted at the Shareholders' Meeting held on 8 May 2000, in relation to the authorization for the purchase of own shares is also hereby revoked.

The Board of Directors is authorized to use the shares purchased by virtue of resolution Nine adopted at the Shareholders' Meeting held on 8 May 2000 and, whenever necessary, those acquired by virtue of the authorization granted in this resolution, in the execution of the Incentive Plan under the conditions established in resolution Three above which approves it. Furthermore, the Board of Directors is authorized, in the application of the Incentive Plan approved in the preceding point by this Shareholders' Meeting, to accept the pledged shares of the company directly or via its subsidiaries, in accordance with and subject to the limits and requirements stipulated in Article 75 of the Corporations Law. In no case may own shares be accepted under pledge when such acceptance does not allow the company to provide the reserve stipulated in Rule 3 of Article 79 of the Corporations Law without reducing the company's capital stock or unrestricted reserves.

The authorizations contained in the above paragraph shall be limited to 300,000 shares of the Company, above which number the Board of Directors must obtain a further authorization in order to allocate the shares to the Incentive Plan approved in the preceding point of this meeting."

The Board of Directors of ZELTIA, S.A., meeting today, has also approved the following resolutions:

"ONE.- <u>Execution of the resolution for a capital increase charged to the issue premium approved by the Shareholders' Meeting on 29 November 2000</u>

1. **Date of execution of the resolution.**

The resolution for a capital increase adopted by the Shareholders' Meeting shall be executed as soon as possible after this Board Meeting, after registration of the appropriate Prospectus for this increase in the Comisión Nacional del Mercado de Valores and complying with any other legal requirements.

2. **Rights of the new shares.**

As from the date of their subscription, the shares issued shall entitle their owners to the same financial and political rights as the share currently in circulation. Specifically, subscribers of the new shares shall be entitled to receive any such interim and supplementary dividend payments as are paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any which may be distributed out of previous years' profits.

3. **Free assignment rights.**

Zeltia, S.A shareholders of record according to the accounting records of the SCLV and its member entities at the close of the business day immediately prior to commencement of the assignment and negotiation period of the rights to free assignment shall be entitled to assignment rights of the shares under this capital increase in the proportion of ONE for every FOUR old shares The rights to free assignment of the new shares shall be tradable on the stock market in the same conditions as the shares from which they derive.

The period for assignment and negotiation of the free assignment rights commences on the first business day following announcement of the capital increase in the Official Bulletin of the Mercantile Register (BORME) and shall have a duration of fifteen days. Said announcement shall also be published in the Bulletins of Madrid, Barcelona, Bilbao and Valencia Stock Exchanges.

4. Agent bank

"Santander Central Hispano Investment, S.A." is designated as Agent for this capital increase.

5. Amendment of Article 6 of the Company's Bylaws

Article 6 of the Company's Bylaws is hereby amended to read as follows:

> Article 6. Capital stock.- the capital stock amounts to NINE MILLION NINE HUNDRED AND EIGHTY-FIVE THOUSAND SIX HUNDRED AND NINETY-FOUR EUROS AND FIFTY CENTS OF A EURO, represented by one hundred and ninety-nine million seven hundred and thirteen thousand eight hundred and ninety shares of FIVE cents of a euro (0.05) of nominal value each, which are fully subscribed and paid.
>
> The capital stock may be increased or reduced by a resolution of the Shareholders' Meeting, subject to the provisions of the Corporations Law.
>
> The designation of the date and the establishment of the conditions for the disbursement and payment of capital calls shall be a faculty of the Board of Directors, with no limitation."

6. Empowerment

Messrs. José María Fernández Sousa-Faro, Chairman of the Board, Pedro Fernández-Puentes, Vice-Chairman, Miguel Ángel Casado García Sampedro, Secretary, and Iñigo Zurita Goñi, Legal Counsel, are jointly and severally empowered indistinctly to, in the name and representation of the company:

a) Draft, sign and present the appropriate notification to the Comisión Nacional del Mercado de Valores and to present any supplementary or documentary information which the latter might require.

b) Draft, sign and present the Prospectus for the issue before the Comisión Nacional del Mercado de Valores, in compliance with the provisions of the Securities Market Law (Law 24/1988, dated 28 July) and Royal Decree 291/1.992, dated 27 March, on the issuance and public offering for sale of securities, assume liability for the content thereof, as well as draft, sign and present any supplements thereto which may prove necessary.

c) Make any action, declaration or procedure before the Comisión Nacional del Mercado de Valores, the Governing Bodies of the Stock Exchanges and any other private or public body, institution or register, in order to obtain the authorization, verification and subsequent execution of this resolution.

d) Carry out any actions that may required in accordance with the terms and conditions of Issue.

e) Draft and publish any necessary or appropriate announcements

f) Draft, sign, grant and, where necessary, certify, any type of document, including those pertaining to the subscription of shares under the Issue and those which must be formalized before a notary.

g) In general, carry out any necessary or merely advisable actions in the interests of the good execution of the issuance of shares under this agreement.

TWO.- **<u>Admission to listing of the new shares and the free assignment rights</u>.**

In execution of the provisions of resolution TWO of the Shareholders' Meeting held on 29 November 2000, it is unanimously resolved to request the admission to official listing of the new shares and the preferential subscription rights which are issued and placed into circulation in the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, and their inclusion in the Electronic Market (S.I.B.E.), carrying out any actions which may be necessary or appropriate before the Comisión Nacional del Mercado de Valores, the Governing Body of the Securities Market, the Sociedad de Bolsas, the Servicio de Compensación y Liquidación de Valores and any other private or public body, institution or register, jointly and severally empowering for all the above Messrs. José María Fernández Sousa-Faro, Chairman of the Board, Pedro Fernández Puentes, Vice-Chairman, Miguel Ángel Casado García Sampedro, Secretary and Iñigo Zurita Goñi, Legal Counsel."

Very truly yours

Iñigo Zurita Goñi
Secretary to the Board

Comisión Nacional del Mercado de Valores
Att. Director del Área de Mercados
Paseo de la Castellana 18
28046 Madrid

Madrid, 8 November 2000

Gentlemen:

In conformity with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), we hereby notify you of the following **SIGNIFICANT EVENT**:

"The Board of Directors of ZELTIA, S.A. held today in writing and without a session, has resolved to convene an Extraordinary Shareholders' Meeting on 28 November 2000, at first call, or 29 November, at second call.

The full text of the notice of the meeting, which will be published in the B.O.R.M.E. on 10 November, is attached as an annex of this letter. The press release regarding the aforementioned notice of the meeting that will be sent to the media is also attached."

Very truly yours

Iñigo Zurita Goñi
General Secretary

ZELTIA, S.A.

Extraordinary Shareholders' Meeting

Zeltia's Board of Directors resolves to convene an Extraordinary Shareholders' Meeting on 28 November 2000 at 1 p.m. at the Club Financiero de Vigo, calle García Barbón, 62, Vigo (Pontevedra), at first call, and on 29 November 2000 at the same time and same place, at second call. If insufficient shares attend the first meeting, the cards issued for the first meeting will be valid for the second meeting.

The Extraordinary Shareholders' Meeting will be asked to approve the following

AGENDA

ONE. Proposal to increase the capital stock by a charge to the issue prime reserve, for a nominal total of 1,997,138.90 euros by issuing and placing into circulation 39,942,778 new ordinary shares with a par value of five cents of a euro (0.05 euros) each. For those purposes, approval of the Balance Sheet as of 30 September 2000 and of the corresponding amendments, if any, of article 6 of the Company by-laws.

Empowerment to the Board of Directors, with express powers of delegation, to determine the conditions of the increase that are not envisaged in the Shareholders' Meeting resolution, to carry out the actions required for the execution of the increase, to adapt article 6 of the Company by-laws to the new share capital figure, and to grant any public and private documents which may be necessary or advisable to execute the increase.

TWO. Application for admission to listing of the shares issued by virtue of item One of the Agenda, in the Madrid, Barcelona, Bilbao and Valencia stock exchanges and in the Sistema de Interconexión Bursátil (Electronic Market). Authorization to the Board of Directors, with express powers of delegation, to request the aforementioned admission before the Comisión Nacional del Mercado de Valores, the Governing Bodies of the corresponding stock exchanges and the Sociedad de Bolsas, and to carry out any actions which may be necessary or advisable to obtain that admission.

THREE. Resolutions about the application of the Incentive Plan for the Group's executives and employees during the 2001-2006 period in accordance with Additional Provision Four of the Corporations Law introduced by additional provision 19.3 of Law 55/1999, dated 29 December.

FOUR. Authorization to the Board of Directors to acquire own shares via the Company or via Group companies in accordance with, and subject to, the limits and requirements of article 75 of the Corporations Law, and to cancel, if appropriate, the authorization granted for the same purpose at the Shareholders' Meeting on 8 May 2000. Authorization to deliver, if appropriate, the own shares acquired by the Company by virtue of the previous authorization, if finally granted, to the beneficiaries of the Incentive Plan referred to in item One above of the Agenda. Authorization to the Board of Directors to accept pledged

own shares via the Company or the Group companies in accordance with, and subject to, the limits and requirements of articles 75 and 80 of the Corporations Law, and to carry out any actions that form part of the Incentive Plan referred to in item One on the Agenda.

FIVE. Authorization to the Board of Directors to interpret, remedy, complement, execute and implement the resolutions adopted by the Shareholders' Meeting, and to delegate the powers received from the Shareholders' Meeting, and grant the powers to public-deed those resolutions.

SIX. Approval of the minutes of the Shareholders' Meeting via any of the forms established in article 113 of the Corporations Law and, if appropriate, designation of proctors.

To avoid inconvenience to shareholders and assure sufficient quorum, we inform that the Shareholders' Meeting will be held on 29 August at second call.

Shareholders can attend the Shareholders' Meeting if, individually or as part of a group, they own at least 80 shares, provided that these have been registered in the corresponding book-entry register five days prior to the Shareholders' Meeting and that they have an attendance card which will be delivered to them by the companies belonging to the Servicio de Compensación y Liquidación de Valores.

Regarding item One on the Agenda, shareholders can examine the full text of the documents referred to in article 144.1.c) of the Corporations Law at the corporate domicile, Tomás A. Alonso, 132 - entresuelo, Vigo. They can also request delivery of those documents in hand or by mail free of charge.

Vigo, 8 November 2000
Board of Directors

HERMES
CONSULTORES DE COMUNICACION

Will expedite transition from pre-clinical to clinical

PharmaMar's new Boston laboratory triples its R&D capacity in the US

Madrid, 4 December 2001

PharmaMar, Spanish group Zeltia's biopharmaceutical subsidiary, has opened new facilities in Boston (US), extending its existing laboratory to 3,822 square meters and considerably increasing its R&D capacity in the US. The expanded laboratory, where PharmaMar USA, Inc. is based, will handle clinical and regulatory affairs and the existing pre-clinical trials. The company is now equipped to provide the full range of clinical research activities in the US, which should accelerate the transition from pre-clinical to clinical trials of the compounds currently under development at Pharma Mar, S.A..

In addition to the new Boston facilities (opened last week), this year PharmaMar also started construction of its new headquarters in Madrid, which will be 10,000 square meters larger than the current location. Through subsidiary PharmaMar, the Zeltia Group will invest over 18 million euros (over 3 billion pesetas) to expand its installations in Madrid and Boston.

Those figures are part of the company's capital expenditure plan, which amounts to over 45 million euros (about 7.5 billion pesetas) this year–nearly double last year's figure–and will total over 60 million euros (10 billion pesetas) in 2002. Pharma Mar, S.A. tripled annual investment between 1998 and 2000.

Press Release for Immediate Distribution

PharmaMar announces submission of European Marketing Authorization Application for ET-743 in advanced soft tissue sarcoma indication

Madrid, Spain, November 22, 2001: PharmaMar announced today that the application for its novel anti-tumour agent, Ecteinascidin-743 (ET-743), for the treatment of patients with advanced soft tissue sarcoma after failure of conventional chemotherapy, has been accepted for evaluation by the European Agency for the Evaluation of Medicinal Products (EMEA) and by the Swiss Health Authorities. Approval by the EMEA will allow unified labelling for ET-743 for this indication throughout all member states of the European Union.

ET-743 is the first of a new class of anti-tumour agents that block the activation of genes in a unique way. ET-743 has multiple effects including selective inhibition of expression of key genes (including oncogenes) involved in cell growth and drug resistance, inhibition of genetic repair pathways, and inhibition of cell cycle progression leading to p53-independent programmed cell death (apoptosis).

To date, more than 1,200 patients throughout the world have been treated with ET-743 in Phase I and Phase II studies. Tumour response was observed in all Phase I studies conducted on adult patients with several forms of advanced-stage cancer and in Phase II studies in breast cancer and ovarian cancer. In all studies, ET-743 has shown a favourable safety profile, and Phase II clinical trials have demonstrated the efficacy of ET-743 in the treatment of advanced, therapy resistant soft tissue sarcoma.

"There is a need for more effective treatments for soft tissue sarcoma", said Dr José María Fernández Sousa-Faro, chairman of PharmaMar, "and the data we are submitting to the EMEA show ET-743 to be both active and well tolerated in patients with such malignancies".

Soft tissue sarcomas are malignant tumours that may develop in any part of the body, from fat, muscle, nerve, joint, blood vessel, or deep skin tissues. In Europe, during 2000, nearly 20,000 people developed these types of tumour[1]. The European Agency designated ET-743 on 31 May 2001 for the Evaluation of Medicinal Products (EMEA) as an Orphan Drug for the soft tissue sarcoma indication. ET-743 is being co-developed by PharmaMar and Ortho Biotech Products, LP (Johnson & Johnson Group).

PharmaMar

PharmaMar is a leading biopharmaceutical company devoted to the discovery and development of novel anti-cancer drugs from marine organisms. PharmaMar's natural product portfolio currently includes ET-743, in advanced Phase II clinical trials, Aplidin in Phase II clinical trials and Kahalalide F in Phase I clinical trials. Its preclinical pipeline includes an extensive group of candidate drugs in late-stage evaluations.

PharmaMar is located in Madrid, Spain, with subsidiary companies in Cambridge, Massachusetts and in Basel, Switzerland. PharmaMar is an operating unit of the Zeltia Group, which is traded on the Spanish Stock Exchange Market, and is part of Index Ibex-35 . PharmaMar can be found on the Web at http://www.zeltia.com.

For more information, please contact:

Ms Immaculada Abella	Mr Steeve Lamontagne
Tel: + 34 91 803 2000	Tel: + 44 (0) 20 7973 4497
Fax: + 34 91 804 9280	Fax: + 44 (0) 20 7413 3110
Email: iabella@pharmamar.com	Email:slamontagne@hillandknowlton.com

[1] Source of quoted figures: CEDA, 2000

According to the clinical trial reports presented at the Miami Oncology Meeting

PharmaMar's ET-743 shows first signs of clinical activity in phase II against ovarian cancer

KF presents the first data on antitumor activity against prostate cancer ahead of schedule

Miami, 5 November 2001

ET-743 has shown the first signs of clinical activity on women with ovarian cancer in a phase II trial, according to a study by the European Institute of Oncology and the SENDO Group in Milan (Italy) that was presented at the NCI-AACR-EORTC International Oncology Meeting–one of the world's most prestigious–in Miami (US). The study also showed that the overall survival rate of the 18 patients treated with ET-743 in that trial was 24% after 35 weeks.

Pre-clinical studies showed ET-743's activity against xenografts of human ovarian cancer and led to a phase II study on 18 patients with advanced ovarian cancer who had either not responded to the platin-taxane combination treatment (11 patients) or who had suffered a relapse afterwards (7). The patients received ET-743 as a 3-hour infusion every 3 weeks, plus steroids and antiemetics, at a dosage of 1,500μg/m². To date, 17 patients have been studied: one patient who had been resistant to treatment responded fully and three patients in relapse responded partially, while five patients remained with stable disease (including a lower tumor response) and eight showed signs of progress of the disease in the two groups combined. The survival rate of the 18 patients treated with ET-743 was 24% after 35 weeks.

The main side effects observed were on the bone marrow (myelosuppression), plus weakness (asthenia) and alterations of hepatic enzymes (transaminitis). The study,

which was presented by Dr. G. Curigliano of the European Institute of Oncology and the SENDO Group in Milan (Italy), showed that those first data of effectiveness on patients who are resistant to the platin-taxane treatment justify further development of ET-743 for advanced ovarian cancer.

KF: first data of antitumor activity on prostate cancer

Novel data about PharmaMar's third compound undergoing clinical trials, Kahalalide F (KF), were also presented at the same oncology meeting. According to a study by the Netherlands Cancer Institute in Amsterdam, KF, which is currently in phase I clinical development, is showing the first signs of antitumor activity in prostate cancer–a very significant fact considering that this phase only investigates the compound's safety and toxicity profile and not its clinical activity, which is actually assessed in phase II. In this study, KF was administered as a 1-hour infusion for five consecutive days every three weeks. So far, 12 patients have been included in this study under six dosage levels. The dose was well tolerated, and the side effects were mild rapidly-reversible cephalea, fatigue and reversible transaminitis. Moreover, the first signs of clinical benefit were demonstrated (less pain and a significant–over 50%–fall in Prostatic Specific Antigen–PSA).

In the trials, KF proved that it can be administered at very safe doses and over a long time, meaning that the compound is in the best possible position for development in phase I: activity and evidence of clinical feasibility at the doses that must be administered to this type of patient.

Regarding KF, Dr. Jan Schellens of the Netherlands Cancer Institute in Amsterdam, who heads this study, stated that "these are promising preliminary results, we have obtained certain signs of clinical improvement and the treatment is well tolerated."

Miami: one of the world's most prestigious meetings

The Miami meeting, organized by the US National Cancer Institute, the American Association of Cancer Research and the European Organization for Research and

Treatment of Cancer, is considered to be one of the most prestigious of its kind in the world. It is held annually and it is the forum reference for presenting new cancer therapies.

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Total revenue soared 62.8%,
in the first 9 months of 2001

Zeltia posted profits up 513.7%, to 30.5 million euros

R&D expenses shot up 75 %

Madrid, 30 October 2001

During the first 9 months of 2001, the Zeltia group registered earnings before extraordinary items rocketing 513.7%, on the previous year, to 30.5 million euros (5,075 million pesetas). In all, total revenue rose 62.8%, to 94.10 million euros (15,657 million pesetas), year-on-year. These figures include the part of R&D expenses which have been capitalised, as well as the down payment received on signature of the PharmaMar/ Ortho Biotech agreement (the latter, a subsidiary of Johnson & Johnson), which came to $20 million. According to the terms of the agreement, Ortho Biotech will market ET-743 on markets other than those in Europe. At the end of the third quarter, group net cash position came to 111.5 million euros (18,552 million pesetas).

By 30 September, group sales had risen 11.5%, to 49.61 million euros (8,254 million pesetas), driven by the satisfactory performance of the consumer chemicals subsidiaries, Zelnova and Xylazel. Zelnova recorded sales up 13%, fuelled by: the 30% rise in exports (primarily to the U.S. and the European Union); and higher domestic sales. During first 9 months, Xylazel recorded net sales up 10%, due mainly to Xyladecor, the wood protection product, where sales moved up 19.2 %.

Capital investments growing sharply

During first 9 months, R&D expenses shot up 75% on the previous year, to 21.99 million euros (3,659 million pesetas). PharmaMar estimates that total investments in R&D will rise by 85% on 2000, amounting to 37 million euros (6,156 million pesetas).

Net profit after extraordinary items and tax slid 14% on the same period last year, to 12.35 million euros (2.055 million pesetas), owing to a provision established during third quarter to align the net book value of group own shares in the portfolio with their market value. This will lead to extraordinary losses of 16.1 million euros (2,679 million pesetas), compared with extraordinary revenue of 11.9 million euros (1,980 million pesetas) registered at the same time last year (arising from capital gains from the disposal of parent company shares).

According to three studies of advanced soft-tissue sarcoma in Europe and the US

PharmaMar's ET-743 attains 45% survival rate in patients after one year of treatment

Aplidin™ shows high therapeutic potential

Lisbon. 24 October 2001

ET-743, the antitumor compound of marine origin developed by PharmaMar, a subsidiary of Zeltia, attained a 45% survival rate in patients with advanced soft-tissue sarcoma after one year of treatment. Furthermore, in 25% of the patients treated with ET-743, the illness had not advanced after six months of treatment.

Those were the two main conclusions presented at this week's European Cancer Conference in Lisbon. The analysis grouped three phase II clinical trials–two carried out in Europe and one in the US–on 189 patients who received ET-743 as a second or third line of treatment.

Doctor A. Le Cesne, of the Institut Gustave Roussy Medical Oncology Service (Villejuif, France), director of those studies, said that "these results demonstrate that ET-743 is an effective compound on patients with soft-tissue sarcoma".

The results of a study on a weekly administration of ET-743 were also presented at the conference. This phase I study was carried out on 23 patients with advanced cancer and the side effects were observed to be minor and tolerable. Doctor M. Hidalgo, of the Medical Oncology Service at the University of Texas Health Science Center in San Antonio, who directed the studies, stated that "we project that the maximum tolerable dosage of ET-743 in this 3-hour weekly treatment will be 580 $\mu g/m^2$; this regime is usually well tolerated and we have some promising preliminary data about its activity."

Aplidin

New data about Aplidin™, PharmaMar's second compound currently in phase II clinical trials, were also presented at the conference. The results presented by Doctor Eric Raymond of the Institut Gustave Roussy (Villejuif, France) regarding phase I clinical trials on over 200 patients with advanced cancer revealed good tolerability, with no signs of hematologic toxicity, alopecia or mucositis. He stated that "Aplidin shows high therapeutic potential in treating tumors that tend to be resistant to conventional chemotherapy."

In that report, Aplidin showed activity against colorectal, thyroid medullar and renal cancers, neuroendocrine tumors and melanoma at doses clearly lower than the maximum tolerable dosage. The most frequent side effects were muscle weakness and fatigue (without rabdomyolisis). Those side effects revert spontaneously, their duration can be shortened and they can be avoided with administering L-carnitine.

26

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Aplidin™ showed efficacy against medullar thyroid, lung, renal and colorectal cancer, and lymphoma in phase I trials

Spanish Health Ministry clears PharmaMar's Aplidin™ to enter phase II clinical trials

Madrid, 9 October 2001

The Spanish Health Ministry has formally authorized Zeltia subsidiary PharmaMar to commence phase II clinical trials of its compound Aplidin™. Phase I, in which 206 patients were treated, obtained positive results in neuroendocrine cancers (medullar thyroid, bronchial carcinoma and small-cell lung cancers), renal and colorectal cancer and lymphoma.

Phase I trials of Aplidin treated a total of 206 adult patients with advanced cancer resistant to, or in relapse from, conventional treatment in five studies at seven hospitals in the European Union (Spain, France and the UK) and Canada. The objective of this important phase of clinical trials is to identify the maximum tolerable dosage and to identify the recommended dosage (feasible and safe dosage for development). The results show that Aplidin is feasible (predictable and reversible toxicity at the recommended dose) and active in adult patients with advanced cancer resistant to, or in relapse from, conventional treatment. The trials evidence clinical benefit in renal, colon and lung cancer, and lymphoma. These results are the basis for starting a phase II program with several exploratory studies aimed at validating the initial data from phase I.

Additionally, the consistent evidence of activity against neuroendocrine tumors in phase I suggests the possibility of implementing a fast-track program (currently being discussed with the regulatory authorities) to generate results and accelerate registration for this type of tumor (on which conventional treatment has a limited clinical impact) or certain other types of tumor, such as medullar thyroid cancer, where no conventional treatment is available.

US authorities approve strategic agreement between Zeltia and Johnson & Johnson

The Spanish company will receive the initial payments in the next few days

Madrid. 25 September 2001

The US Federal Trade Commission, which monitors compliance with the Hart-Scott-Rodino Act, has cleared the strategic agreement signed on 10 August 2001 by Pharma Mar and Ortho Biotech (subsidiaries, respectively, of Zeltia and Johnson & Johnson) to market and develop ET-743, the anti-tumor drug obtained from the sea. This approval effectively brings the contract into force. As a result, J & J will make the upfront payment under the contract in the next few days.

PharmaMar and Ortho Biotech will work together to develop ET-743 for its potential use in treating cancer. Ortho Biotech will market the compound in the US, Japan and the rest of the world except Europe, which will be handled by PharmaMar.

In the next few days, Zeltia will receive the upfront payments, which were pending approval of the agreement; there will also be payments on attaining specific milestones in the development of ET-743. Johnson & Johnson will finance the bulk of the clinical development, in which over 4,000 patients will be treated, the primary aim being to confirm the drug's efficacy against several types of tumor. Once this phase is completed, the necessary regulatory authorizations will be obtained for the various territories.

02 JAN 30 AM 8:30

From an economic standpoint, the most important part of the agreement for Zeltia will be the royalties, i.e. a substantial percentage of the sales generated by Johnson & Johnson and Ortho Biotech Inc. in the licensed territories. Moreover, Zeltia will

Zeltia PharmaMar

manufacture the active ingredient to meet worldwide demand, evidencing its partners' confidence in the processes developed by PharmaMar for producing ET-743.

José María Fernández Sousa-Faro, president of Zeltia: "The agreement is a major milestone for us as it supports the line of research that PharmaMar has followed down through the years and which has led to a number of compounds currently undergoing clinical trials; and because it is one more link in a long chain of successes for research and development in Spain by Spanish scientists."

Zeltia Announces Licensing Agreement with Ortho Biotech to Develop and Market New Cancer Treatment

MADRID, AUGUST 10th, 2001 – Zeltia Group (MSE:ZEL.MCM) today announced an agreement with Ortho Biotech Products, L. P., a subsidiary in the Johnson & Johnson family of companies, to co-develop and co-market an oncology compound that is being studied for a variety of cancers.

The anti-tumor compound, known as ET-743, was originally isolated from a marine invertebrate and is being developed by PharmaMar, a subsidiary of Zeltia. Phase II clinical trials of the compound have shown positive results in sarcoma, breast cancer and other tumors, and a comprehensive development program to further study ET-743 is in place.

PharmaMar will co-develop ET-743 with Ortho Biotech for potential use in the treatment of cancer. Ortho Biotech will market ET-743 worldwide, with the exception of Europe, where PharmaMar will market the compound. PharmaMar will manufacture ET-743 drug substance for worldwide use.

"Zeltia is particularly delighted to partner with Ortho Biotech," said Dr. José Maria Fernández Sousa-Faro, Chairman of Zeltia. "Ortho Biotech today has a leading market presence in the US with PROCRIT®, DURAGESIC®, and DOXIL® and one of the largest and most capable commercial and development organizations in oncology. We are very pleased that Ortho Biotech is committed to further strengthening its position in the oncology market by making strategic agreements for promising compounds. This partnership provides Zeltia with substantial research

and marketing expertise that will complement and enhance our ongoing development of ET-743. Together, we hope to bring to market a significant cancer treatment."

PharmaMar will receive a fee on the effective date of the agreement and the deal provides the company with development investments and milestone payments that are tied to achieving near term clinical development goals. In addition, as future regulatory filings are made and as product approvals are granted in certain major markets, Pharma Mar will receive payments as these events occur. In addition, Pharma Mar will receive royalties based on sales of ET-743 following such approvals in the Ortho Biotech territory.

"We are very pleased with the structure and economic terms of the deal," said Dr. Fernández Sousa-Faro.

The agreement is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Based in Madrid, Zeltia is traded on the Spanish stock exchange. PharmaMar is a biopharmaceutical company devoted to the discovery and development of novel anti-cancer drugs derived from marine organisms.

(ZELTIA TO INSERT FORWARD LOOKING STATEMENT)

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Zeltia Chairman: summary of his speech in the last shareholders meeting

Vigo. 18 June 2001

"ET-743, Aplidin and Kahalalide F have a very high chance of being registered as antitumor drugs within the time-scale projected by the company", José María Fernández Sousa-Faro, chairman of Zeltia, told the Shareholders' Meeting in Vigo today. Fernández Sousa-Faro also announced that, after the successful conclusion of phase I clinical trials, and since it has proved to be particularly active against a broad range of tumors, Aplidin could obtain fast-track registration for medullar thyroid cancer. He also stated that PharmaMar has decided to apply to the European Agency for the Evaluation of Medicinal Products (EMEA) for centralized registration of ET-743 for soft-tissue sarcoma.

Zeltia's chairman concluded that ET-743, Aplidin and KF have a very strong chance of obtaining registration as antitumor drugs based on "the excellent reception which these compounds have received at the world's leading oncology conferences, and the positive results obtained on numerous tumor types, such as sarcoma, breast, ovarian, thyroid, kidney, prostate and colorectal cancer, and lymphoma and melanoma".

Fast-track for Aplidin

As the company's chairman told shareholders: "Aplidin has successfully completed phase I clinical trials, in which it proved particularly active against a broad range of tumors". The compound performed satisfactorily in patients with medullar thyroid cancer, a disease which at present can only be treated with surgery or radiotherapy, there being no chemotherapeutic solution. Fernández Sousa-Faro believes that the good prospects for Aplidin in these cases suggest that "the compound could obtain fast-track registration in Europe for medullar thyroid cancer, while phase II clinical trials proceed for kidney, colorectal, neuroendocrine, and small and large-cell lung cancer as well as melanoma and lymphoma". Fast-track registration is given to drugs which address pathologies for which there is no alternative on the market.

Centralized registration for ET-743

In his address to shareholders, the chairman also stated that PharmaMar has decided to apply for centralized registration for ET-743, for sarcoma, throughout the European Union via the European Agency for the Evaluation of Medicinal Products (EMEA) "in the last four months of this year", in the light of the good results obtained by the compound in phase II clinical trials. He also reiterated PharmaMar's plans to "begin marketing ET-743 in the European Union late in 2002".

Kahalalide F–very effective against prostate cancer

Regarding the third compound, Kahalalide F, Zeltia's chairman said that "the progress made in phase I clinical trials suggests that it could proceed to phase II earlier than expected". To date, Kahalalide F has shown very promising results against prostate cancer. Fernández Sousa-Faro also mentioned that a fourth compound, ES-285, could enter clinical trials in the first half of 2002.

In his address to Zeltia's shareholders, the company's chairman discussed the status of the most advanced compounds developed by PharmaMar, the biopharmaceutical operating unit. Specifically, Fernández Sousa-Faro highlighted that "ET-743 is the first of many compounds in our promising pipeline which we hope to bring to the market". "We have over ten compounds at an advanced stage of development–all with very interesting features–which will provide a gradual flow of good news". These compounds include ES-285, Thiocoraline, Crambescidins, Isohomohalichondrins, etc.

José María Fernández Sousa-Faro also referred to ET-743's recent designation as orphan drug for the treatment of soft-tissue sarcoma by the European Commission, following a unanimous favorable opinion by the EMEA's Committee for Orphan Medicinal Products (COMP). According to Fernández Sousa-Faro, "the orphan drug designation arises from the need for more effective treatments against soft-tissue sarcoma and it is a significant step towards making ET-743 available to persons with this disease". Sarcoma is a disease which targets children and adolescents primarily.

Partial refund of the issue premium

The Shareholders' Meeting also approved the FY2000 financial statements. The Zeltia group reported net earnings attributable to the controlling company of 2.114 billion pesetas (12.71 million euros), a 31.4% increase over the 1.609 billion pesetas (9.67 million euros) obtained in 1999. Net revenues totaled 9.270 billion pesetas (55.71 million euros), a 16.2% increase with respect to 1999. The surge in earnings was due to good performance at subsidiaries Zelnova and Xylazel, extraordinary gains on the sale of controlling company shares and yields from the controlling company's financial investments.

Zeltia's Shareholders' Meeting also approved a partial refund of the company's share issue premium in the amount of three pesetas net per share, which is equivalent to a total distribution of approximately 600 million pesetas. Also, Alberto Alonso Ureba, Professor of Mercantile Law at Madrid's Complutense University was appointed to the Board of Directors. As a result, five of the company's eleven directors are independent.

PharmaMar's ET-743 Receives Orphan Product Designation in Europe for the Treatment of Soft Tissue Sarcoma

MADRID – 11 June 2001 – PharmaMar, a Spanish biopharmaceutical company developing anticancer drugs derived from marine organisms, today announced that Ecteinascidin-743 (ET-743) was granted orphan medicinal product designation for the treatment of soft tissue sarcoma by the European Commission. This designation follows a favorable opinion adopted by the Committee for Orphan Medicinal Products (COMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) on 10 April 2001.

The orphan medicinal product designation is designed to expedite the registration of ethical pharmaceuticals for life-threatening or debilitating conditions with low prevalence (less than five per 10,000 in the European Union) and for which no satisfactory treatment exists. The designation offers the sponsor several incentives, such as centralized procedure review of the Marketing Authorization Application and, upon approval, 10-year marketing exclusivity throughout Europe for the therapeutic indication for which it was granted.

"Orphan designation underscores the need for more effective treatments for soft tissue sarcoma and is a significant step toward making ET-743 available to patients," said José María Fernández Sousa-Faro, Ph.D., chairman of PharmaMar. "ET-743 is the first of many compounds from our promising oncology pipeline that we hope to bring to market."

(more)

Soft Tissue Sarcoma

Soft tissue sarcomas are malignant tumors that can develop in any part of the body from fat, muscle, nerve, joint, blood vessel, or deep skin tissues. They are relatively uncommon cancers, accounting for less that 1percent of all new cancer cases each year.

ET-743

ET-743 is a compound obtained from the tunicate *Ecteinascidia turbinata* – sea squirts that live in clusters in the Caribbean and Mediterranean seas. In recent Phase II clinical trials of ET-743 for the treatment of soft tissue sarcoma, one-year survival rates were more than 50 percent for patients using ET-743 as a first-line treatment and for those patients previously treated with chemotherapy.

Additional data from Phase II clinical trials indicate that ET-743 may be an effective treatment for patients with advanced disease, including leiomyosarcoma, and breast, ovarian and non-small cell lung cancer.

PharmaMar

PharmaMar is the first Spanish biopharmaceutical company devoted to the discovery and development of novel anticancer drugs derived from marine organisms. PharmaMar's natural product portfolio currently contains Ecteinascidin-743, in Phase II clinical trials, and, Aplidin™ and Kahalalide F, in Phase I clinical trials. Its pre-clinical pipeline contains an extensive group of candidate drugs under late-stage evaluations, including ES-285 and Thiocoraline.

PharmaMar is located in Madrid, Spain, with a subsidiary company, PharmaMar USA, in Cambridge, Mass. PharmaMar is an operating unit of Zeltia Group, which is traded on the Spanish stock exchange. PharmaMar can be found on the Web at http://www.pharmamar.com.

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Resulted presented at the American Society of Clinical Oncology (ASCO) annual meeting in San Francisco

Zeltia's ET-743 can control the disease and increase survival for sarcoma patients

Madrid, 14 May 2001

Phase II clinical trial results indicate that ET-743, a new marine compound developed by PharmaMar, Zeltia group operating unit, can control the disease and increase the survival rates of patients with soft-tissue sarcoma, according to results presented this weekend by several world-class oncologists, including George G. Demetri, M.D. principal investigator of the trials and co-director of the Center for Sarcoma and Bone Oncology at the Dana-Farber Cancer Institute and Harvard Medical School, at the annual meeting of the American Society of Clinical Oncology (ASCO). Official PharmaMar sources have expressed "their enormous satisfaction with these results."

They also stated "the fact that all the abstracts, six for ET-743 and three for Aplidine, presented by the doctors heading anti-cancer studies in many countries, have offered very positive results confirms again that PharmaMar's compounds are a new weapon in the war against cancer. These excellent results are one step further in the positive direction of bringing ET-743 to market."

In two Phase II clinical trials conducted in Boston, at the Dana-Farber Cancer Institute in collaboration with Massachusetts General Hospital, and in New York, at the Memorial Sloan-Kettering Cancer Center, ET-743 was shown to shrink some tumors and control disease for prolonged periods with acceptable tolerability in patients with soft-tissue sarcomas – malignant tumors that can develop from fat, muscle, nerve, joint, blood vessel, or deep skin tissues.

"ET-743 is a new and promising drug for patients with soft-tissue sarcoma," said George G. Demetri, M.D., principal investigator of the trials and co-director of the Center for Sarcoma and Bone Oncology at Dana-Farber Cancer Institute and Harvard Medical School, which treats one of the largest populations of sarcoma patients in the world. "In addition to inducing major responses in a subset of patients, the survival rates of the sarcoma patients in these studies were higher than one might have predicted from historical experience. Nearly half of patients who used ET-743 as first-line therapy and more than half who had prior chemotherapy treatments remain alive one year after the study treatments were begun, often with a very favorable quality of life as well."

ET-743 investigated as treatment for sarcoma

The trials assessed the activity of ET-743 in two distinct groups of patients with sarcomas. ET-743 drug treatment in each of the trials was given in an ambulatory setting as a 24-hour intravenous infusion every three weeks to a total of 70 patients.

The first trial included 36 patients with soft-tissue sarcoma who had received one or two prior chemotherapy sessions for advanced disease. Of these, 41.7% exhibited disease progression arrest (either responses or disease stabilization) and the overall survival rate at one year was 52.9%. This compares very favorably with any prior experience in the medical literature for this highly aggressive disease.

The second study evaluated ET-743 as a first-line therapy for advanced soft-tissue sarcoma in 34 patients with no prior chemotherapy. Of these, 32.4% exhibited disease progression arrest and the overall survival rate at one year was 63.5%.

These findings were mirrored in a multicenter European study performed by the European Organization for Research of Treatment Cancer (EORTC). The findings of the EORTC study were also presented here, as were the final results from other Phase II trials demonstrating that ET-743 shows promise in the treatment of advanced sarcomas, including those traditionally very difficult to treat, such as liver metastases, bulky disease, the leiomyosarcoma subtype, and anthracycline-refractory tumors.

Results with Aplidin™

Researchers from the Institut Gustave-Roussy in Villejuif, France, also presented data from a Phase I study of Aplidin™ (Aplidine), a compound derived from the Mediterranean tunicate *Aplidium albicans*. In the trial, 58 patients with advanced, previously treated tumors or lymphoma received various doses of Aplidine using a 24-hour infusion schedule once a week for two weeks. Study results indicate that Aplidine can be safely administered at various dose levels. In addition, results suggest that oral doses of L-carnitine may protect patients from toxicity at higher dose levels, thereby allowing drug application to increase.

Additional Phase I study results were presented by the Ottawa Regional Cancer Center group in Ottawa, Ontario, Canada. Researchers presented data suggesting that Aplidine showed no dose limiting toxicity at doses of up to 1,200 $\mu g/m^2$ in patients with solid tumors and lymphomas. In addition, treatment with Aplidine resulted in a mixed response from one patient with renal cell cancer and stable disease for nine months in one colon cancer patient.

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This will enable industrial-scale production of the company's second compound that is undergoing clinical trials

PharmaMar successfully completes the process of obtaining Aplidin by chemical synthesis

The company registers the Aplidin™ trademark for the compound

Madrid, 3 April 2001

PharmaMar today announced that it had successfully completed the process of obtaining Aplidin™ (its second compound undergoing clinical trials) via chemical synthesis. This novel and effective production system improves the existing semisynthetic method and enables industrial-scale production of this compound while providing considerable cost savings, which should have a very positive impact on the company's bottom line in the future. This success on the part of PharmaMar's scientific team follows the prior announcement regarding ET-743, which can now be produced by the semisynthetic method.

Aplidin has been covered by an additional process patent that boosts the number of PharmaMar's patents to over 620. It is a further step in the successful track record of the company's scientists, especially considering the stringent scientific requirements for obtaining a patent of this type.

Cost savings

This novel process for obtaining Aplidin, which involves significant scientific progress in the research and development of products of marine origin, will enable the company to obtain the amount of compound needed for the current clinical trials and the future marketing of the product more effectively and at a lower cost.

Aplidin is PharmaMar's second compound undergoing clinical trials and it is expected to start Phase II shortly, this time with the synthetic product. 170 patients have been treated with Aplidin to date. The compound proved to be effective in Phase I in renal, colorectal, thyroid and neuroendocrine cancers. It was also found that the product can be administered in effective doses with a good safety and tolerance profile. There is no hematologic toxicity, mucositis, alopecia or diarrhoea – the common adverse effects of chemotherapy treatments. Its main side effects are reversible muscular pain and nausea and vomiting, which can be corrected using antiemetics.

More information at:
Hermes Consultores Luis Javier Rosell/ José María Urquijo 91 576 18 94

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Zeltia to distribute 54,986 shares among executives and employees

Madrid, 28 March 2001

A total of 54,986 shares have been applied for and assigned under the restricted offering to Zeltia group executives and employees that receive variable remuneration. Company spokespersons stated that the outcome of the offering is very positive since 74 out of the 90 staff members eligible for the plan (i.e. permanent contract and collecting variable remuneration in 2001) actually applied. Under the Shareholders' Meeting resolution, eligible group personnel could apply for stock up to at most twice the value of their variable remuneration.

The plan involves an interest-free loan by the company to the employee for half of the amount of shares acquired. Since the incentive plan is aimed at fostering staff loyalty to the Zeltia group, the loan will be condoned if the employee is still on the payroll after three years.

The price of the restricted offering was set at 13.6 euros (2,263 pesetas), the weighted average of the share price between 5 and 16 Marchs, both inclusive.

New Orleans Meeting ratifies properties of PharmaMar's compounds

ET-743, Aplidine y Kahalalide F broaden their effectiveness on other types of cancer

Madrid, 27 March 2001

ET-743, Aplidine and Kahalalide F – the three PharmaMar compounds currently in clinical trials – have also demonstrated efficacy against other types of cancer, according to the conclusions presented by the world's oncologists at the American Academy of Cancer Research (AACR) Meeting under way in New Orleans. This Meeting is specialised in presenting data on pre-clinical trials, either *in vivo* (on animals) or *in vitro* (on cells); the results presented ratify the properties of PharmaMar's compounds.

According to the company's spokesperson, the most important conclusion from this meeting is that PharmaMar's compounds, which had already proved effective on other types of tumours – ET-743 (sarcoma and breast cancer), Aplidine (renal, thyroid and neuroendocrine cancer) and Kahalalide F (prostate) – are also effective *in vitro* (pre-clinical phase) on other types of cancer, i.e. they have a broad spectrum. For example, ET-743 has evidenced effects in pre-clinical tests on neuroblastoma, meduloblastoma and rhabdomyosarcoma and various types of brain and medullar cancer, and Aplidine and KF on chondrosarcoma and osteosarcoma (cartilage and bone cancer, respectively).

Each and every compound development process starts at the beginning, i.e. first, research *in vitro*; second, a pre-clinical phase (*in vivo* on animals and *in vitro* on cells); and ending with a clinical phase (humans) – ET-743, Aplidine and KF have gone through these phases.

Noteworthy conclusions

The results presented in New Orleans show that the proteins that participate in nucleotide excision – a DNA repair mechanism – are essential for ET-743's anti-proliferative activity. This new action mechanism distinguishes ET-743 from other drugs that interact with DNA, according to the studies carried out by the US National Institute of Health. Other results presented at the Meeting show that ET-743 acts synergically with doxorubicin, although further clinical research will be carried out to clarify this data. At the Meeting, oncologists stated that ET-743 is proving to be effective in treating tumours in children, such as neuroblastoma, meduloblastoma and rhabdomyosarcoma. Moreover, studies carried out by the Institute Gustave Roussy (Villejuif, France) and the Instituto Mario Negri (Milán, Italy) confirm that L-carnitine may be a suitable myoprotector for patients treated with Aplidine, who received high doses of this compound. These patients were able to tolerate a larger dose of Aplidine which would otherwise have caused muscle pain. *In vitro* data indicate that Kahalalide F induces responses in breast and lung cancer (100%), ovarian cancer (91%)

and colon cancer (75%) and that these responses increased at a higher concentration. Other *in vitro* studies carried out at Massachusetts General Hospital (Boston, U.S.A.) and presented in New Orleans show that Aplidine and KF have a cytotoxic effect on cancers, such as chondrosarcoma and osteosarcoma, two very aggressive tumours in cartilage and bones, respectively, which are especially prevalent among young people.

HERMES
CONSULTORES DE COMUNICACION

Business volume grew by 16.2% in 2000

Zeltia increased net profit by 31.4% to 2,114 million pesetas

Madrid, 28 February 2001

Net profit attributed to the Zeltia group controlling company increased by 31.4% to 2,114 million pesetas (12.71 million euros) in 2000, up from 1,609 million pesetas (9.67 million euros) in 1999.

Net revenues amounted to 9,270 million pesetas (55.71 million euros), i.e. a 16.2% increase over 1999. The considerable rise in earnings was due to good results at subsidiaries Zelnova and Xylazel, the extraordinary results from the sale of shares of the controlling company and the returns on the parent company's financial investments.

The company plans to launch an anti-tumor drug in the market every two years. To fund research for the next two years, on 4 July last, the company successfully completed a capital increase – the largest ever for a European biotechnology company – and obtained 48,320 million pesetas.

Regarding scientific development, Zeltia's four most advanced products – via subsidiary PharmaMar – received international backing at the Amsterdam oncology congress: ET-743 confirmed excellent results in breast cancer and demonstrated a novel action mechanism, the company announced the second phase of clinical development of Aplidine, and Kahalalide-F advanced from pre-clinical to clinical phase.

Zeltia's main advantage is that it has an inventory of 20,000 frozen marine organisms that could be developed in the future. It also has over 620 patents of its products and the support of the most prestigious independent oncologists who have verified the effectiveness of PharmaMar's compounds in clinical trials carried out on over one thousand patients in 40 hospitals throughout the world.

For more information: **HERMES CONSULTORES**
Luis Javier Rosell/ José María Urquijo Tel. 91 576 18 94

36

Reported in the US edition of the Wall Street Journal

PharmaMar conducts anti-tumor program for children in the United States based on its ET-743 compound

Trials are being conducted under the auspices of the National Cancer Institute (NCI) and the Pediatric Oncology Group network in the USA and Canada, in line with FDA requirements.

Madrid, 7 February 2001

Under its Cancer Therapy Evaluation Program (CTEP), the US National Cancer Institute (NCI) has approved, and is partially funding, a program of Phase I clinical trials by PharmaMar to demonstrate the feasibility of using ET-743 to treat children with soft tissue and bone sarcoma who are resistant to conventional treatments. This is a new and significant step in consolidating PharmaMar's program of research into its three compounds in the clinical phase (i.e. being tested on humans) – ET-743, Aplidine and Kahalalide F. Around 1,000 patients are currently being treated with these compounds in 40 hospitals worldwide.

The commencement of this research program is even more significant considering that clinical development programs in children are not authorized until Phase II clinical trials have been completed successfully in adult patients. The US authorities have made an exception in this case by allowing this compound to be administered to children before it has completed Phase II in adults.

According to PharmaMar, ET-743 may have a potentially significant role in treating malignant tumors in children. The program involves the clinical network of the Pediatric Oncology Group (POG) in the US and Canada, and will take place at a total of up to 54 hospitals. Furthermore, it is fully in line with the requirements of the FDA (US Food and Drug Administration), which considers that investment needs to be concentrated in the early phases of clinical development of these drugs. A new Phase I trial is also under way in combination with other, already-approved chemotherapy agents.

The first compound, **ET-743**, is at an advanced stage of clinical development. The findings of current research show clear therapeutic action in patients with advanced sarcoma resistant to conventional treatments and advanced breast cancer resistant to treatments with doxorubicin and taxanes (the most effective medicines in the treatment of this disease).

Aplidine, the second compound developed by PharmaMar, is completing Phase I trials and shows clear evidence of clinical feasibility at pharmacologically-appropriate doses. In fact, anti-tumor activity has been reported in patients with kidney, medullar thyroid and colorectal cancer and lymphoma. This compound acts partly by inhibiting the formation of the network of blood vessels which a tumor needs to survive.

Kahalalide F, the third compound undergoing clinical trials, represents an example of the marine ecosystem's potential for yielding highly innovative compounds. Pre-clinical data indicate significant potential in recalcitrant prostate cancer and, consequently, the first trial in the Phase I program specific to hormone-resistant prostate cancer patients is already under way in Holland.

The best stock market performance. Zeltia was the best performer on the Ibex 35 in 2000, appreciating by 255.71% and trailed by REE (67.5%), Hidrocantábrico (42.35%), Dragados (32.42%) and NH Hoteles (17.17%). Zeltia attained this level of appreciation in a year when it undertook a successful capital increase on 4 July –the largest ever by any European biotech company – which raised 48.32Bn pesetas; a 4-for-1 stock split on 29 August; and a 1-for-4 bonus issue on 29 November, the warrants of which were traded from 19 December 2000 to 2 January 2001. Zeltia appreciated by 403% in 1998 and 199% in 1999.

Trading of free assignment rights in Zeltia's bonus issue will run from 19 December to 2 January.

Madrid, 15 December 2000

Having complied with the necessary legal requirements, Zeltia is set to carry out the bonus issue of 39,942,778 new shares, each with a par value of 0.05 euros, which will be charged against the issue premium (as approved by the shareholders' meeting on 29 November 2000).

The Zeltia, S.A. shareholders of record according to the accounting registers of the SCLV and its member entities at close of business on 18 December will be entitled to receive one new share, free of charge, for every four outstanding shares.

The rights to free assignment of the new shares will be transferable in the same conditions as the shares from which they arise, i.e. they may be traded on the stock markets where the Company's shares are currently traded. The trading period for the rights will have a duration of fifteen days, commencing 19 December 2000 and ending 2 January 2001, both inclusive.

Once the trading period has ended, the public notary document of capital increase will be granted and registered in the Mercantile Register and an application will be presented to list the new shares in the Madrid, Barcelona, Bilbao and Valencia stock exchanges. The new shares are expected to commence trading in January 2001.

ZELTIA, S.A. wishes to state that the Comisión Nacional del Mercado de Valores has acted with absolute propriety and that the clearance periods have been have been those which are customary in this type of operations.

HERMES
CONSULTORES DE COMUNICACION

Gives green light to employee incentive plan

Zeltia shareholders' meeting approves 1-for-4 bonus issue

Vigo, 29 November 2000

Zeltia's extraordinary shareholders' meeting in Vigo today approved a bonus issue charged to the issue premium for a nominal amount of 1,997,138.90 euros, by the issuance of 39,942,778 new shares - i.e. one new share for every four old shares. In accordance with the resolution, those who are shareholders of ZELTIA, S.A. at the end of the business day immediately prior to commencement of the fifteen-day period of assignment and trading of the free assignment rights will be entitled to the free assignment of the new shares. That period will commence as soon as possible once the requirements and proceedings required under current legislation are completed and, in any event, the date of commencement will be announced by means of a notification published in the Official Bulletin of the Mercantile Register and in the Bulletins of the Spanish stock exchanges. The rights to free assignment of the newly-issued shares will be traded on the four Spanish stock exchanges where the shares of ZELTIA, S.A. are currently traded. By distributing one new share for every four old shares at no cost to the shareholders, the company seeks to increase the stock's liquidity and enhance shareholder remuneration under advantageous tax conditions.

Incentive plan

The Shareholders' Meeting also approved an incentive plan available to all employees of the companies comprising the ZELTIA Group, including executive personnel, who have a permanent contract and variable annual remuneration. New personnel joining the group during the validity of the plan may also benefit from it. Conversely, directors of Zeltia do not qualify for this plan, even if they hold executive positions at any of the group's subsidiaries.

The beneficiaries of the plan are offered the opportunity of purchasing shares of Zeltia for up to at most double the net variable remuneration received. Half of the total purchase price will be paid by the beneficiary and the remainder will be financed by the company which is the beneficiary's employer of record. Half of the total amount will be paid out of the variable remuneration allocated to the plan and the remainder will be financed in the form of an interest-free loan from the group company where the beneficiary is employed. That loan will be condoned if the employee remains at the company for at least three years from the share acquisition date.

The number of shares which Zeltia sells to the beneficiaries of the Incentive Plan may not, in any event, exceed 300,000 shares, which currently represents 0.1878% of the company's capital stock. If that number of shares proves to be insufficient to attend to the beneficiaries of the Plan, the Board of Directors will apply to the Shareholders' Meeting for authorization to increase the aforementioned limit.

The previous Shareholders' Meeting of Zeltia, held on 29 August 2000, approved a 4-for-1 stock split and a capital reduction with capital refund by means of a reduction of the shares' par value by two cents of a euro (0.02 euros). Subsequently, on 8 September last, Zeltia paid its shareholders a total of 532 million pesetas (3,195,422 euros), i.e. 0.02 euros (3.32 pesetas) per new post-split share.

Zeltia calls extraordinary shareholders' meeting for 29 November

To approve a 1-for-4 bonus issue

Madrid, 9 November 2000

Zeltia's Board of Directors has resolved to call an extraordinary meeting of shareholders on 28 November, at first call, and 29 November, at second call, to be held at the Club Financiero in Vigo. Based on past experience, the extraordinary meeting will foreseeably be held at the second call, on 29 November.

The meeting will be asked to approve a 1-for-4 bonus issue, charged to the issue premium reserve, for a nominal total of 1,997,138.90 euros, which will involve issuing 39,942,778 new shares, and to delegate to the Board of Directors the decision as to when to execute the issue, if it is approved. The Board will also ask the Shareholders' Meeting to approve an incentive plan for the Group's executives and employees in line with the proposal made by the Remuneration Commission of Zeltia, S.A.

With the 1-for-4 bonus issue, the company seeks to boost both the stock's liquidity and shareholder remuneration. The last extraordinary Shareholders' Meeting of Zeltia, on 29 August, approved a 4-for-1 split and a capital reduction via a refund to the shareholders by reducing the par value by 2 cents of a euro (0.02 euros). On 8 September, Zeltia paid its shareholders a total of 532 million pesetas (3,195,422 euros), i.e. 0.02 euros (3.32 pesetas) per new post-split share.

Recently, Zeltia successfully completed the largest-ever secondary market issue by a biotechnology company in Europe. A total of 4,800,126 shares were placed, raising 48.320 billion pesetas. The share price was set at 60.5 euros. The transaction provided the company with an influx of 220.8 million euros (36,742 million pesetas) in new funds which will contribute to Zeltia's ongoing research programs into anti-cancer compounds of marine origin, carried out through its subsidiary PharmaMar. The compounds include *ET-743*, *Aplidine*, *Kahalalide F* and *ES-285*.

HERMES
CONSULTORES DE COMUNICACION

International recognition for Zeltia's four most developed products at the Amsterdam oncology symposium

—Aplidine is ready to enter Phase II clinical trials in the coming weeks.
—ET-743 has shown activity in metastatic/advanced breast cancer.
—According to Isabel Lozano, PharmaMar's CEO, "the symposium confirmed Zeltia's future as a leading biopharmaceutical company in cancer treatment."
—The company will double investment in 2001 and it is preparing to market its products directly in the European Union and Switzerland.

Amsterdam, 9 November 2000

ET-743, Aplidine, Kahalalide-F and ES-285, the four most developed products of the Zeltia Group's main operating unit, PharmaMar, received international recognition at the Amsterdam oncology symposium (which ends today), according to the conclusions presented today at a press conference by PharmaMar's CEO, Isabel Lozano. Dr. Miguel Ángel Izquierdo, coordinator of the New Drugs Development Program at the Catalan Oncology Institute's department of Medical Oncology, stated that Aplidine's positive results in Phase I clinical trials mean that the compound, developed by PharmaMar, is ready to enter Phase II clinical trials in the coming weeks. A Phase II test (coordinated by Drs. Zeleck and Brain) highlighted that "ET-743 has shown activity in metastatic or advanced breast cancer, a very prevalent form of cancer."

According to Isabel Lozano, progress with the two aforementioned compounds and with KF and ES-285 "means that this symposium is a landmark in PharmaMar's history and confirms Zeltia's future as a leading biopharmaceutical company in cancer treatment." She added that it ratifies "the success of Zeltia's R&D program, which has two products – ET-743 and Aplidine – in clinical development and another – KF – about to enter that phase in the coming weeks, plus a number of important compounds in pre-clinical trials, the most advanced of which is ES-285; overall, these will enable the company to maintain its current pace of developing new molecules with applications in oncology."

The symposium's recognition of the good results means that the company could double its investment budget in 2001; investment will total Ptas 3.5Bn in 2000 and will exceed Ptas 10Bn in 2002, meaning projected total investment of approximately Ptas 25Bn up to 2003. Increasing investment expenditure also enhances its value; PharmaMar tripled annual investment between 1998 and 2000. The company also plans to double its workforce in the next three years.

Because of ET-743's progress and the confirmation of good results with this compound and with Aplidine, PharmaMar plans to build its own marketing and sales network in the European Union and Switzerland "in order to directly market our products in those territories, which entails expenditure of Ptas 2Bn in the first year," according to Isabel Lozano. "Through its subsidiary PharmaMar, Zeltia is meeting the milestones in its goal of becoming an integrated pharmaceutical company," added Isabel Lozano, "and will directly market the products it develops using its own marketing and sales structure in Europe."

She added that Zeltia is strengthening its "large product portfolio" and "consolidating its capacity to launch new anti-tumor products" because compounds such as ET-743 and Aplidine "have confirmed their application in various tumor types, enabling the company to anticipate major sales in the future; a third product, KF, will soon enter clinical trials; and there is a fourth candidate due to reach that stage in 2001-2002."

Progress with ET-743

One of the many presentations at the Amsterdam oncology symposium highlighted that a phase II test coordinated by Doctors Zeleck and Brain demonstrated that "ET-743 had shown activity in metastatic or advanced breast cancer, one of the most prevalent cancer types. A very high percentage of cases showed clinical benefit. This, together with this drug's activity in soft tissue sarcoma, reported at previous conferences (ASCO in May 2000 and ESMO in October 2000), confirms that ET-743 is of use in treating various types of tumors. "

In the same line of research, Dr. Etienne Brain, of the Medical Oncology Service at Centre René Huguenin (Saint Cloud, France), also stated that "ET-743 is a safe and effective drug and it shows no evidence of the undesired accumulative toxicity that other chemotherapy products present, which means that ET-743 is a very attractive candidate for development in combination with other chemotherapy agents, such as anthracyclines and taxanes, and we can therefore expect improvement in the quality of life of patients with advanced breast cancer."

According to a paper presented by Dr. Scotto, from New York's Memorial Sloan-Kettering Cancer Center, "ET-743 has a totally novel action mechanism compared to other drugs in use in clinical oncology, so it promises to be an innovative alternative in cancer treatment." Additionally, a number of papers by Drs. Bertino, Erba and Moore highlighted "the potential for using ET-743 in combination with other chemotherapeutic agents that are already commercially available, which is vital since the combination of two products often enhances the clinical benefit to the patient."

Aplidine, Kahalalide-F and ES-285

Adding to Dr. Izquierdo's statements, Dr. Raymond, Associate Head of the Medicine Department at Institut Gustave Roussy (Villejuif, France), stated that "Aplidine has shown anti-tumor activity both in isolated cells and in animal models (*in vivo* and *in vitro*) against

colon, stomach, bladder and kidney cancer and melanoma and lymphoma," and that it is "a drug with a good safety profile that has shown activity in certain types of refractory tumors."

Also with regard to Aplidine, papers by Drs. Izquierdo, Maroun, Paz-Ares and Raymond coincided in that "most of the phase I clinical trials have concluded successfully and the drug has proven to be effective on several tumor types, such as kidney and thyroid cancer, as well as having a good safety and tolerance profile." As a result, Aplidine is in line to proceed to the next level of clinical development, i.e. Phase II, in the next few months.

PharmaMar plans to enter the clinical phase (experimental treatment of patients) with its third compound, Kahalalide F (KF), in the coming weeks. The outcome of pre-clinical trials, as reported to the symposium by Drs. Nuijen and Luber-Narod, confirm the product's therapeutic potential, particularly on hormone-independent prostate tumors and on certain types of breast tumor (Her 2+); consequently, the drug will enter phase I clinical development in the coming weeks.

Dr. Cuadros also presented experimental data on a new candidate (ES-285), which will be PharmaMar's fourth product to enter clinical trials on patients once the additional pre-clinical tests are completed.

HERMES

PharmaMar consolidates its position as a "leading anti-cancer biopharmaceutical company" at the Amsterdam oncology conference

Zeltia's Kahalalide-F "completes pre-clinical and will enter clinical trials in the next few weeks"

The drug promises to be "very active in the treatment of prostate and breast cancer" and a good therapeutic option for certain brain tumors"

Amsterdam, 8 November 2000

Kahalalide-F, a compound of Zeltia Group operating unit Pharmamar, will enter Phase I clinical trials within the next few weeks, based on research made public today in Amsterdam at the oncology conference organized by AACR (American Academy of Cancer Research), NCI (National Cancer Institute) and EORTC (European Organisation for Research and Treatment of Cancer) from 7 to 10 November.

At a press conference today, Dr. Glynn Faircloth, PharmaMar's VP for Preclinical Development, stated that the compound called Kahalalide-F (KF), developed by the company, "has completed the pre-clinical phase and is in a position to enter Phase I clinical development in the next few weeks." This makes KF PharmaMar's third compound to reach clinical phase trials, following ET-743 and Aplidine.

Development of compounds commences with the discovery period, when marine organisms are gathered and analysed in the laboratory; the next step is pre-clinical research, which involves in-depth studies to verify anti-tumor activity, toxicity plus advanced toxicity and biological studies, among others; finally, the clinical phase, on which KF is about to embark, involves three phases: Phase I ascertains the compound's tolerable dose and toxicity in patients; Phase II examines its efficacy and safety; and Phase III, immediately prior to commercial release, analyses efficacy on a large scale and performs a comparison with standard therapies.

According to Faircloth, the results obtained with KF in the pre-clinical phase show that the compound "promises to be a very active treatment for prostate and breast cancer and may also be a good therapeutic option for treating neuroblastomas (a form of brain tumor that is difficult to treat), because of its high *in vitro* selectivity at neural level."

HERMES

Pharmamar, a leading biopharmaceutical company

At the same press conference, Dr. José Jimeno, PharmaMar's VP for Clinical Development, stated that "the possibility of having three compounds in clinical trials within a few weeks, namely ET-743, Aplidine and KF, and a fourth compound, ES-285, at an advanced pre-clinical stage, establish PharmaMar as a leading biopharmaceutical company in the anti-cancer field."

Dr. Jimeno added that, in the pipeline behind ES-285, the company has Thiocoraline, Isohomohalichondrin, Lamellarin and over ten other compounds, all of which have demostrated considerable power *in vitro*. The Zeltia group's aim is to bring a new indication or a new product to market every two years.

Speaking about KF, PharmaMar's head of clinical development stated that, as the product has been selected for the first phase of clinical trials, development will commence on patients with hormone-resistant prostate cancer so as to "validate the compound's potential in a clinical situation that is in need of new therapeutic solutions."

Regarding the other PharmaMar compounds that are at more advanced stages of clinical trials, Jimeno stated that ET-743's clinical program "has covered over 750 patients. The data show clear therapeutic potential in adult patients with advanced sarcoma that is resistant to conventional treatment." "ET-743 is the first compound that is active on this tumor type to be identified in the last 25 years and is a step forward in treating this type of cancer; moreover, it has confirmed activity in patients with advanced breast cancer previously treated with chemotherapy," he added.

"Additionally, ET-743 is being tested on several tumor types, in line with its potential profile as a broad-spectrum anti-cancer drug, either alone or combined with other compounds," concluded Jimeno. He added that Aplidine's phase I trials involved over 130 patients and that the results show "evidence of clinical activity in patients with refractory kidney, thyroid and lung cancer."

PRESS RELEASE 11/8/00

ET-743

Doctor Etienne Brain, from the Medical Oncology Service at Centre René Huguenin (Saint Cloud, France), stated that "ET-743 is proving to be a drug with different spheres of action, both at pre-clinical and clinical level, in comparison with existing drugs, such as anthracyclines and taxane, which are the cornerstones in the treatment of advanced breast cancer." This statement was made at the Amsterdam oncology conference organised by AACR (American Academy of Cancer Research), NCI (National Cancer Institute) and EORTC (European Organisation for Research and Treatment of Cancer) between 7 and 10 November. Doctor Brain also stated that, in his opinion, "ET-743 belongs to a new class of compounds of marine origin, with a novel action mechanism based on a specific union to DNA." Based on the activity shown by ET-743 in breast cancer during Phase I trials, Doctor Zeleck and his research team "confirm the potential activity of this compound of marine origin on breast cancer patients."

The initial Phase II trials (to determine the compound's efficacy) researched 26 patients with advanced breast cancer (all of them with over 50% visceral metastasis) that had proved refractory to therapies with taxanes or anthracyclines and over 90% of whom had already received one or more cycles of chemotherapy. The overall response was outstanding. According to Doctor Brain, "some of the patients that responded had developed resistance to taxanes or anthracyclines. Also, activity markers were observed to decrease, indicating that the treatment was having a therapeutic effect on these patients." He also highlighted his opinion that "patients evidence good tolerance of treatment with ET-743 for breast cancer and a very low level of hematological toxicity (a common side effect in any type of chemotherapy treatment), nausea and vomiting. They also experienced hair recovery, a significant factor for this type of patients."

Doctor Etienne Brain also stated that "ET-743 is a safe and effective drug and it shows no evidence of the undesired accumulative toxicity that other chemotherapy products present, which means that ET-743 is a very attractive candidate for development in combination with anthracyclines and taxane, and we can therefore expect improvement in the quality of life of these patient."

According to a paper presented at the Amsterdam congress by Dr. Scotto, from the New York Memorial Sloan-Kettering Cancer Center, "ET-743 is a promising anti-cancer drug that is currently in Phase II of clinical development." According to Doctor Scotto, "our tests showed that ET-743 blocks the MDR1 gene, which is responsible for developing resistance to drugs, in this case to chemotherapy drugs. This action mechanism seems to be unique to ET-743 since other chemotherapy agents (e.g. DNA-binding and DNA-alkylating agents) do not display this property." She concludes that "ET-743 seems to be the prototype of a new class of chemotherapy agents, and it could be effective in treating tumors that develop resistance to other anti-cancer drugs."

HERMES

Net revenues up 12.7% in the first nine months of 2000

Zeltia earnings surge 75% to 2.4Bn pesetas

Madrid, 2 November 2000

Earnings attributed to the Zeltia group's controlling company in the first nine months of 2000 totaled 2.4Bn pesetas (14.4Mn euros), which was 75% higher than the 1.372Bn pesetas (8.2Mn euros) obtained in the same period in 1999.

The group's net revenues between January and September 2000 totaled 7.404Bn pesetas (44.5Mn euros), a 12.7% increase over the same period in 1999.

Company executives state that the strong growth is due to good performance at subsidiaries Zelnova, S.A. and Xylazel, S.A., extraordinary gains on the sale of controlling company shares, and financial investments by the controlling company.

A

ANNEX A

English language version of each of the documents made public, filed, or distributed by the Company to its shareholders since the filing of the Company's Second Submission.

A. Corporate Reports

1. Quarterly Report

The Company's consolidated quarterly report for the first quarter of 2002. The report summarizes the financial performance of the Company during the first quarter of 2002.

2. Semi-Annual Report

The Company's consolidated semi-annual report for the year ended 2001. The report summarizes the financial performance of the Company during such period.

B. Notices of Other Communications

3. Notice of Other Communication to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed April 2, 2002, informing of the changes made by the Company to its financial statements in comparison to the provisional information sent by the Company on February 27, 2002.

4. Notice of Other Communication to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed March 8, 2002, providing a list of statements made by the Company in response to an article published in *La Vanguardia*.

C. Notice of Prior Communications

5. Notice of Prior Communication to the C.N.M.V. (*comunicaciones previas*)

Communication to the C.N.M.V., filed April 17, 2002, describing the main characteristics of the offering of 254,014 shares of treasury stock of the Company, each with a par value of five cents a euro (0.05 euros), to employees and executives of the Company who have a permanent contract and who receive variable remuneration in 2002, as part of the Company's incentive plan.

D. Notice of Significant Company Events

6. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed April 29, 2002, providing a summary of the items on the agenda of the Company's Ordinary and Extraordinary Shareholders' Meeting, held at second call on May 23, 2002.

7. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed April 17, 2002, providing a summary of the items presented at the Company's Ordinary and Extraordinary Shareholders' Meeting on May 22, 2002 at first call and May 23, 2002 at second call.

8. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed April 17, 2002, informing of the resignation of Fernando Gumuzio Iñiguez de Onzoño and Juan Carlos Ameneiro Rivas as directors of the Company and the appointment of Caja de Ahorros de Guipúzcoa y San Sebastián-Gipuzkoako eta Donoztiako aurrezki Kutxa (KUXTA), as a new director of the Company.

9. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed March 20, 2002, informing that the KUXTA has acquired 1.5% of the capital of the Company.

E. Press Releases

10. Press Release

The Company's press release, dated April 17, 2002, informing that the Company will convene its Ordinary and Extraordinary Shareholders' Meeting for May 22, 2002 for first call and May 23, 2002 at second call and that Ahorros de Guipúzcoa y San Sebastián-Gipuzkoako eta Donoztiako aurrezki Kutxa (Kutxa) as a new director of the Company.

11. Press Release

The Company's press release, dated April 10, 2002, informing that PharmaMar, S.A., one of the Company's subsidiaries, has discovered that the application for its novel anti-tumor agent, Ecteinascidin-743 (ET-743), may have potential for cancer treatment.

12. Press Release

The Company's press release, dated February 27, 2002, informing that the Company registered profits up 89% as compared to the prior year, to 15 million euros.

zeltia

REPORT AS AT 31 MARCH 2002

Madrid, 25 April 2002

- R&D expenditure increased by 22%
- Zeltia sold 2.9% of own shares
- The co-development plan for ET-743 with Ortho Biotech Products (Johnson & Johnson) on track
- Net cash position: 132 million euros

José Mª Fernández Sousa-Faro. Chairman: *"To date, 1,600 patients have been treated with PharmaMar compounds and the results are very promising. We expect further clinical advances this year"*

Isabel Lozano
CEO
PHARMAMAR,S.A.
C/ Calera, 3. Tres Cantos.
Madrid
Telephone 91.803.20.00

Inmaculada Abella
Head of Marketing
PHARMAMAR, S.A.
C/ Calera, 3. Tres Cantos
Madrid
Telephone 91.803.20.00

Catherine Moukheibir
Capital Market Strategy M.
ZELTIA, S.A.
José Abascal, 2. Madrid
Telephone 91.444.45.00

Mª Luisa de Francia
CFO
ZELTIA, S.A.
José Abascal, 2. Madrid
Telephone 91.444.45.00

1. KEY AGGREGATES.

Thousand euros	31 March 2002	31 March 2001	% CHANGE
Total revenues	22,908.80	23,552.80	-3%
Ordinary profit	-1,268.60	6,111.81	-121%
Extraordinary items	16,412.76	126.67	1,258%
Corporate income tax	-4,913.58	-1,943.39	153%
Minority interests	8.85	1.66	433%
PROFIT ATTRIBUTED TO CONTROLLING COMPANY	10,239.43	4,296.76	138%

As at 31 March, total revenues (net sales in the period + capitalized R&D expenditure) decreased slightly on last year (see section 2.A).

Ordinary profit (operating profit + financial results) fell on the same period of last year for several reasons. Firstly, PharmaMar capitalized 84.4% of total operating expenses in the first quarter of 2001 since they were R&D investments, whereas it capitalized 68.5% in the first quarter of 2002 since it is progressively carrying out more production and marketing activities that are not capitalizable. This means that, as the company incurs higher non R&D expenses, it capitalizes proportionally less. Secondly, in March 2001, ordinary profit included financial revenues from the sale of temporary financial investments (Pescanova shares), which provided a profit of 3.2 million euros at that date.

Through March 2002, extraordinary items included the sale of 2.9% of shares of the parent company. Extraordinary gains and adjustments were as follows:
As of 31 December 2001, Zeltia adjusted its own shares to the underlying book value by charging the difference between their underlying and net book value to reserves; this adjustment amounted to 56.6 million euros. Prior to this adjustment, a provision of 16.4 million euros had been booked in the income statement to mark the own shares to market (8.74 euros per share, i.e. Zeltia's share price on 28 December 2001).
On 20 March 2002, Zeltia sold 3,000,000 own shares for 11.10 euros per share, which meant a positive adjustment of 21.8 million euros in reserves and extraordinary gains of 7.08 million euros. On 22 March 2002, Zeltia sold a further 2,750,000 own shares for 11.30 euros per share, meaning another positive adjustment of 19.99 million euros in reserves and extraordinary gains of 7.04 million euros.
In short, because of the aforementioned sales of own shares in the first quarter of 2002, reserves increased by 41.80 million euros due to partial reversal of the adjustment of 56.6 million euros recorded on 31 December 2001, and Zeltia obtained extraordinary gains totaling 14.12 million euros. The capital gains from those sales amounted to 1.97 million euros.

As a result of the foregoing, profit attributed to the controlling company increased by 138% on the same period of last year: from 4.3 million euros in March 2001 to 10.2 million euros in March 2002.

2. **BUSINESS PERFORMANCE.**

A. Consumer chemicals:

Xylazel's sales increased by 8% on March 2001 (to 5.2 million euros in March 2002, from 4.8 million euros in March 2001).
Pre-tax profit (1.3 million euros) amounted to 25% of the Company's net sales (5.2 million euros).

Zelnova's sales decreased in the first quarter of 2002 with respect to the same period of last year due to two temporary reasons: 1) a change in the export calendar to the US; last year the bulk of exports was concentrated in the first two quarters; and 2) the first quarter of 2002 included Easter, which fell in the second quarter last year. Zelnova has budgeted a 10% increase in sales in 2002, which it expects to meet by year-end.
Pre-tax profit (1.55 million euros) represents 18% of net sales (8.75 million euros).

B. Biotechnological sector:

At the beginning of April, the annual meeting of the American Association for Cancer Research (AACR) was held in San Francisco, at which there were 10 presentations relating to our top 3 compounds. The conclusions were as follows:

ET-743

- Low cross resistance potential, when used in conjunction with more habitual forms of chemotherapy, in a model which uses cartilage cancer cells (chondrosarcomas).
- Inhibits the growth of human bone cancer models (xenografts in osteosarcomas)
- In cancer cell lines and some tumor models, it has a synergic or additive effect with cisplatinum.
- Causes slight damage to stem cells (haematopoyetic) which form erythrocytes, which means that this drug may not form long-term lesions in bone marrow (myelosuppresion)

Aplidin ™

- Two reports on the effects of Aplidin in trials *in vitro* on infantile leukemia were presented, as well as evidence of the existence of antineoplastic and antiangiogenic properties in experimental systems.
- In another *in vitro* trial carried out on infantile leukemia with cells, no cross-resistance was observed between Aplidin and nine commonly-used cytostatic drugs usually used.

Kahalalide F:

- A study of its effects on the haematopoyetic stem cell function showed that it did not produce significant toxicity in these cells.

Clinical trials as at 31 March 2002

	PATIENTS TREATED
ET-743	1,312
Aplidine	225
Kahalalide F	38
TOTAL	**1,575**

3. INVESTMENTS

- Capital expenditure:

During the first quarter of the year, the group has continued to fitout the new plant at Colmenar Viejo for PharmaMar, in order to transfer all the activities there this year.

- R&D investments:

In first quarter 2002, R&D investments rose 22% year-on-year to 6.2 million euros (5.1 million euros in first quarter 2001).

4. OTHER SIGNIFICANT EVENTS

1) PharmaMar took on 29 new members of staff to reinforce the following areas: pharmacovigilance, pre-clinical trials and knowledge management in the area of R&D, marketing (commercial operations) and human resources.

5. OUTLOOK FOR THE FUTURE

Forthcoming congresses:

1) 18-21 May, ASCO in Orlando.
2) 13-15 June, II European Spring Oncology Conference in Malaga.
3) 11-18 June, EACR, in Granada.
4) 18-22 October, ESMO, in Nice.
5) 19-22 November, EORTC-NCI-AACR, in Frankfurt

In the context of the development plan, PharmaMar expects to attain the following objectives:

- ET-743:
  - Obtain the opinion of the Committee for Proprietary Medical Products (CPMP)
  - Begin new combined trials.
- Aplidin:
  - Begin new Phase II clinical trials
- Kahalalide F:
  - The maximum tolerated dose and recommended dose are expected to be found in Phase I.
  - Begin Phase II clinical trials
- ES-285:

- Begin Phase I clinical trials.

(in thousand euros)

CONSOLIDATED BALANCE SHEET MARCH 31-2002

Assets	**31-3-2002**	**31-12-2001**	**Changes %**	**Liabilities**	**31-3-2002**	**31-12-2001**	**Changes %**
Intangible fixed assets	103.847,06	98.534,58	5,39%	Share capital	9.985,69	9.985,69	0,00%
Tangible fixed assets	38.568,53	40.369,79	-4,46%	Share premium account	226.497,20	184.689,89	22,64%
Financial assets	30.537,78	30.495,82	0,14%	Other reserves	70.592,14	61.127,02	15,48%
Total fixed assets	**172.953,37**	**169.400,19**	**2,10%**	Profit and loss account	10.239,43	9.134,00	12,10%
				Total Capital & Reserves	**317.314,46**	**264.936,60**	**19,77%**
Goodwill in consolidation	7.451,98	7.860,76	-5,20%				
				Minorities	**715,13**	**723,98**	**-1,22%**
Deferred expenses	415,84	376,51	10,45%				
				Negative direrence in consolidation	**449,14**	**449,14**	**0,00%**
Stocks	7.659,44	6.563,62	16,70%				
Receivables	33.132,52	31.444,09	5,37%	**Deferred income**	**797,59**	**804,98**	**-0,92%**
Current asset investments	124.727,51	69.045,01	80,65%				
Controlling company shares held at short term	4.492,28	11.466,90	-60,82%	**Provisions for liabilities and changes**	**957,71**	**882,63**	**8,51%**
Cash at bank and in hand	5.401,75	9.651,62	-44,03%				
Deferred expenses	492,05	782,89	-37,15%	**Total creditors falling due after one year**	**9.453,86**	**10.344,33**	**-8,61%**
Total current assets	**175.905,55**	**128.954,13**	**36,41%**	Banks loan	2.653,47	4.515,90	-41,24%
				Trade account payable	15.775,66	18.355,04	-14,05%
				Other liabilities	8.207,75	5.549,50	47,90%
				Accruals and deferred income	401,97	29,50	1262,61%
				Total creditors falling due inless than one year	**27.038,85**	**28.449,94**	**-4,96%**
Total Assets	**356.726,74**	**306.591,59**	**16,35%**	**Total Liabilities**	**356.726,74**	**306.591,59**	**16,35%**

CONSOLIDATED PROFIT & LOSS ACCOUNT MARCHA 2002

(In thousand euros)	March-02	March-01	Change %	2001 Total Year
Net turnover	15.947,30	16.971,19	-6%	61.307,61
Cost of sales	-6.775,41	-7.137,11	-5%	-23.416,04
Gross margin	**9.171,89**	**9.834,08**	**-7%**	**37.891,57**
Research and development expenses	-6.205,09	-5.105.53	22%	-32.105,63
Capitalized in-house work on R & D	6.205,09	5.105,53	22%	32.105,63
Profit before other operating items	**9.171,89**	**9.834,08**	**-7%**	**37.891,57**
General and administration	-3.855,72	-3.613,13	7%	-12.593,28
Marketing expenses	-3.786,19	-3.055,32	24%	-11.864,88
Depreciation	-1.510,68	-1.239,05	22%	-15.180,63
Other operating expenses	-2.145,34	-1.903,36	13%	-8.132,09
Other operating income	756,39	1.530,08	-51%	23.617,80
Operating profits	**-1.369,66**	**1.553,31**	**-188%**	**13.738,49**
financial items net	509,84	4.607,17	-89%	6.438,98
Amortization on goodwill in consolidation	-408,77	-353,03	16%	-1.544,11
Equity in income of equity-accounted affiliates	0,00	241,37	-100%	0,00
Profits before exceptionals	**-1.268,59**	**6.111,82**	**-121%**	**18.633,38**
Extraordinary items net	16.412,75	126,67	12857%	-5.506,16
Profit before tax	**15.144,16**	**6.238,49**	**143%**	**13.127,22**
Tax on the profit period	4.913,58	1.943,39	153%	3.944,05
Profit for the period before minority interest	**10.230,58**	**4.295,10**	**138%**	**9.183,16**
Minority interest's share of the profit	8,85	1,66	433%	-49,16
Profit for the period	**10.239,43**	**4.296,76**	**138%**	**9.134,00**

CASH FLOW MARCH 2002

Operating profit	**-1.369,66**
Depreciation & amortization	1.510,68
Capitalized in-house work on R & D	-6.205,09
Increase in inventory	-1.095,82
(Increase) decrease in accounts receivable	-4.879,75
Increase (decrease) in accounts payable	107,74
Provisions	7,21
Other items	-631,52
Net cash inflow from operating activities	**-12.556,21**
Returns on investments and servicing of finance	
Interest received	660,78
Deferred interest	
Interest paid	-286,76
	374,02
Tax paid	**0,00**
Capital expenditure and financial investment	
Purchase of fixed assets investments	
Purchase of tangible fixed assets	-1.466,12
Sale of tangible fixed assets	3.306,55
	1.840,43
Acquisitions and disposals	
Acquisitions and purchases of minority interests	
Disposal of investments	1.970,97
	1.970,97
Returns on shareholders equity	**0,00**
Net cash flow before financing activities	**-8.370,79**
Financing	
Treasury stock adjustment to market value	13.644,13
Treasury stock marking to theoretical value	41.807,31
Early cancellation	-760,21
Transfer of investments long/short term	
Net cash	**46.320,44**
Opening net cash	*85.647,63*
Closing net cash	*131.968,07*

zeltia

REPORT AS AT 31 DECEMBER 2001

Madrid, 27 February 2002

- Net sales up 10%, to 61,31 million euros (from 55.72 million in December 2000)
- Net profit on ordinary activities up 89% to 15,00 million euros (7,94 million in December 2000)
- PharmaMar has signed a licensing agreement with Ortho Biotech (a subsidiary of Johnson & Johnson), according to which the groups will cooperate in developing and marketing ET-743.
- Phase II clinical trials on Aplidin™ have commenced. Trials are taking place in a number of clinics on kidney and colorectal cancers.
- Application filed with the European Medicines Evaluation Agency (EMEA) to use ET-743 to treat patients with soft tissue sarcoma and subsequently approved.
- Kahalalide-F has received approval as an investigation phase product in Spain. Clinical trials are progressing.
- Start of investment in production and marketing in addition to R&D.

José Mª Fernández Sousa-Faro, Chairman: "*We are proud to be able to assert that we met our targets for financial year 2001*".

Isabel Lozano
CEO
PHARMAMAR,S.A.
C/ Calera, 3. Tres Cantos. Madrid
Telephone 91.803.20.00

Inmaculada Abella
Head of Marketing
PHARMAMAR, S.A.
C/ Calera, 3. Tres Cantos. Madrid
Telephone 91.803.20.00

Mª Luisa de Francia
CFO
ZELTIA, S.A.
José Abascal, 2. Madrid
Telephone 91.444.45.00

1. KEY AGGREGATES.

(millions of euros)	31 DEC 2000	31 DEC 2001	% CHANGE
NET SALES	55.71	61.31	+10%
TOTAL REVENUE	77.55	117.03	+51%
PROFIT BEFORE EXCEPTIONALS	7,94	15,00	+89%

Year-on-year, sales increase 10% driven by the performance of subsidiaries Zelnova and Xylazel (see below).

Total revenue of 117.03 million euros includes capitalisation of group R&D, as well as the upfront payment made upon signing the agreement between Pharma Mar and Ortho Biotech (a Johnson & Johnson subsidiary), which amounted to US$20 million (22 million euros).
Net profit on ordinary activities amounted to 15 million euros and includes the revenue mentioned above (sales, capitalisation of R&D and the upfront payment on the agreement) and income from short-term financial investments.

The group has amortized to amortise part of the R&D capitalised by PharmaMar in earlier financial years, on the grounds that, from a pure accounting standpoint, a part of the upfront payment received from Ortho Biotech offsets PharmaMar's investment in R&D in previous years, which were amortized. The part of the upfront payment so amortized amounts to 9 million euros.

Extraordinary items arising from disposal by the parent company of non-strategic assets such as shares in Pescanova, S.A. and in Banco Guipuzoano contribute 17,5 million euros to net profit. The profit relating to the sale of Banco Guipuzcoano's stake, as reported at the Group level, is 1.7 million euros lower than in the Zeltia, S.A. account.

Another element in extraordinary items relates to the required mark-to-market of the group's treasury stock, which resulted in a markdown of 16.46 million euros, in accordance with Spanish Accounting Principles.

Following consultation with ICAC (the Spanish accounting regulator), as at 31 December, treasury stock not acquired for amortisation will be valued at the lowest of: acquisition, theoretical or market value. If the acquisition value is the highest, it must be adjusted by means of a provision to whichever of the following three values is the lowest: market price on the last day of the financial year, average market price during fourth quarter or the theoretical value of the shares.

If the theoretical value is the lowest, the price must be adjusted, in two stages:
The difference between acquisition and market value (market price on the last day of the financial year or average trading price during fourth quarter, whichever is the lesser) is charged to income. The difference between the net book value after deduction of the provision and the theoretical book value, if this latter is still lower, is charged directly against reserves.

As at 31 December 2000, the company valued treasury stock not acquired for amortisation at the lesser of acquisition or market value. This change in accounting criterion has entailed an

adjustment against reserves of 56.64 million euros. The implied theoretical value of each such underlying share is 1.47 euros.

The two accounting rule adjustments described above imply a theoretical reduction in the net cash position at the end of December 2001 from 159,87 million euros to the 85,07 million euros which appear in the Cash Flow statement on page 11.

2. BUSINESS PERFORMANCE.

A. Consumer chemicals:

The two companies which cover this sector, Zelnova and Xylazel, together account for 87% of group net sales.

During financial year 2001, Zelnova reached further heights, in terms of both sales and earnings. Net sales lifted 10% on the previous year, to 34.2 million euros in 2001 (from 31.06 million euros in 2000) while earnings jumped 15%.

(thousands of euros)	2001	2000	Change
Net sales	34,209	31,064	+10%
Ordinary profit	7,081	6,099	+16%
Earnings after tax	4,649	4,058	+15%

Exports, accounting for 18% of total sales, have continued to rise (see table below):

Region	2001	2000	1999
Euro zone	2.63	1.74	1.13
U.S.A.	2.60	3.14	-
Rest of world	1.04	0.76	0.75
Total	6.27	5.64	1.88

Zelnova is the number one in the Spanish insecticide market, with a market share of 23.4% for its own brands (source: Nielsen) alone. If we include generic brands, the market share is 37%.

Zelnova's Kill Paff is the biggest-selling electric air freshener in Spain, with a market share of about 45% (company estimates). During 2001, the group acquired a new production line for this system which includes the complete manufacturing cycle (filling, labelling, packaging and palletising) thereby tripling the current refill production capacity.

Zelnova is wholly owned by Zeltia.

Xylazel sales also hit record heights once again, lifting 9% on the previous year to net sales of 19.1 million euros (up from 17.5 million euros in 2000). Earnings after tax jumped 19% (see table below):

(thousands of euros)	2001	2000	Change
Net sales	19,186	17,538	+9%
Ordinary profit	5,818	4,871	+19%

Earnings after tax	3,589	3,012	+19%

The group's star product is Xyladecor, a wood varnish, which is also the Spanish number one in its segment: last year, sales over one million litres. In 2001, Xylazel launched a water based variety of Xyladecor. Market trends, due to environmental requirements, will fuel growth of the water-based variety (which, to date, has only a minimal market share), to the detriment of solvent-based formulations. Xylazel, the leader in the market of wood protectors, is in the vanguard and closely watches market trends.

B. Biotechnology:

The year 2001 was very positive for the group since it met its objectives. We list them below, by compound, in chronological order:

ET-743

- Designated in Europe as an "**orphan drug**" for the treatment of soft tissue sarcoma.

- Conclusions from the American Academy of Cancer Research **(AACR) Congress** in New Orleans in March 2001:

ET-743 has a different action mechanism from that of other drugs which interact with DNA.

Oncologists stated that ET-743 is proving to be effective in the treatment of other types of tumours.

- Conclusions of the American Society of Clinical Oncology **(ASCO) Congress** held in San Francisco in May 2001:

The results of Phase II clinical trials carried out on 70 patients illustrate that ET-743 controls the progress of soft tissue sarcoma and increases the survival rate of patients.

- The U.S. National Cancer Institute (NCI) approved a Phase I **paediatric clinical trial** program using ET-743 to treat bone and soft tissue sarcoma which are resistant to other treatments.

- In August, the group signed an **agreement with Ortho Biotech (a Johnson & Johnson subsidiary**) to develop and market anti tumour compound ET-743 jointly.

Ortho Biotech will market the compound in the U.S., Japan and the rest of the world, except Europe, where PharmaMar will market it. On signature of the agreement, PharmaMar received an initial payment of $20 million; PharmaMar will receive further payments as and when short-term objectives are reached during the clinical trials, as well as when the drug requests or receives approval for registration in various main markets. PharmaMar will also receive sizeable sums for investing in the development of ET-743 as well as royalties from sales (11.25%-19%, depending on volumes) in Ortho Biotech's territory. PharmaMar will manufacture the active ingredient to meet worldwide demand for the product, supplying it to Ortho Biotech (at a mark-up).

- Conclusions of the **ECCO Congress,** held in Lisbon, 21-25 October:

The results of the three main Phase II trials of ET-743 as a second- and third-line treatment for soft tissue sarcomas were presented. The results indicated 13.2% objective responses (partial and minor). In addition, 45% of the patients treated survived for a further year. The group also reported that a Phase I study on administration of ET-743 by infusion, for 3-hour periods, once a week, was viable: this regime is more comfortable for patients.

- Conclusions of the **AACR-NCI-EORTC Congress** held in Miami, 29 October to 2 November: 13 abstracts on ET-743 were submitted.

The first reports on Phase II clinical trials carried out on women with cancer of the ovary carried out by the European Oncology Institute and the SENDO group in Milan were presented.

- The EMEA and health authorities in Switzerland have **approved for assessment** PharmaMar's request for authorisation to market its new anti-tumour agent, Ecteinascidin-743 (ET-743), to treat patients with advanced soft tissue sarcoma who do not respond positively to conventional chemotherapy.

Aplidin ™

- Conclusions of the **AACR Congress** held in New Orleans in March:

  - L-carnitine can avoid the muscular pain suffered occasionally by patients treated with high doses of Aplidin.

- Conclusions from the **ASCO Congress** held in San Francisco in May 2001:

  - It is confirmed that Aplidin can safely be administered at various dosage levels. Additional studies confirmed that L-carnitine had a palliative effect.

- The group completed development of a **process to obtain synthetic Aplidin ™**

.

- **Commencement of Phase II** clinical trials on **Aplidin ™**, following the successful completion of Phase I. Initially, the drug will be used for kidney and gastro-intestinal tract cancers, and the number of indications will subsequently be increased and Phase II trials will be conducted on neuroendocrine and thyroid medullar tumours and lymphoma.

- Conclusion of the **ECCO Congress**, held in Lisbon, 21-25 October:

Phase I clinical trials indicated that the drug had a good safety profile, as well as acting on various tumours: kidneys, colorectal, lung, head and neck, thyroid and neuroendocrine, as well as lymphomas.

- Conclusions of the **AACR-NCI-EORTC Congress** held in Miami, 29 October to 2 November: 4 abstracts on Aplidin were presented.

Kahalalide-F:

- **Phase I clinical trials** begun in December 2000 are continuing.

- The Netherlands Cancer Institute (Amsterdam) presented an abstract on K-F at the AACR-NCI-EORTC Congress in Lisbon, giving **the first evidence that the drug was effective** in treating prostate cancer.

Clinical development program as at 31 December 2001

	CURRENT STUDIES	PATIENTS TREATED
Phase I ET-743	9	241
Phase II ET-743	15	643
Compassionate use of ET-743		361
Phase I Aplidin	4	215
Phase II Aplidin	2	3
Phase I Kahalalide-F	2	26
TOTAL	**28**	**1489**

3. INVESTMENTS

- Acquisition of new facilities

As stated in the first half report, the group has acquired a new plant in Colmenar Viejo which is over 6,000m2 larger than the existing facilities. The objective of the purchase is to cater for expansion in areas such as production and marketing following the launch of ET-743 (for use on sarcomas) at the end of 2002.
The facilities can be enlarged by a further 8,500m2 of building space. The group estimates that capital expenditure will total 2,270 million pesetas (13.6 million euros).

In the U.S., PharmaMar USA Inc. has also enlarged the pre-clinical trial laboratory by 2,713m2, which involves total investments of $1,400,000.

- Investments in R & D:

During financial year 2001, the group invested 32.1 million euros in R&D, which represents a 60% increase on the same period the previous year (20.1 million euros).


35
30
25
20
15
10
5
0
13,4
20,1
32,1
1999
2000
2001

4. OTHER SIGNIFICANT EVENTS

1) The group has reinforced the sales and marketing department in preparation for the launch of PharmaMar's first product. At present, it is building up a sales network in Europe for the distribution and sale of ET-743.
In 2001, PharmaMar gave its first presentation on commercial stands at two conferences: ASCO (San Francisco) and ECCO (Lisbon). The group also participated, for the first time, in a satellite symposium.

2) In Regulatory matters, the group lodged the ET-743 file with EMEA for assessment. In this context, Kahalalide-F has been approved as an investigation phase product in Spain (PEI designation).

3) Some of the production phases will be carried out in PharmaMar's new plants, the rest will be carried out in well-known laboratories.

4) In 2001, the group requested 16 new patents and 18 international patents.

5) The collection of marine samples was expanded considerably (more than 5,000 new samples).

6) The Zeltia Group has enlarged the payroll. As at 31 December 2000, staff numbered 360. Following recruitments in the last 12 months, the number of employees now comes to 453. Most of the additional staff work at PharmaMar.

5. FUTURE OUTLOOK

Forthcoming congresses:

1) 6-10 April. San Francisco. AACR
2) 18-21 May. Orlando. ASCO
3) 18-22 October. Nice. ESMO
4) 19-22 November. Frankfurt. EORTC-NCI-AACR

Planned investment:

In addition to R&D, we anticipate the launch of an investment program by PharmaMar in the areas of production and marketing.

usand euros)

s	12-31-2001	12-31-200	Changes %
ble fixed assets	98.534,58	78.346,96	25,77%
le fixed assets	38.229,63	25.677,68	48,88%
ial assets	33.495,90	47.671,12	-29,74%
ixed assets	**170.260,11**	**151.695,76**	**12,24%**
ill in consolidation	8.116,93	9.406,84	-13,71%
ed expenses	376,51	539,34	-30,19%
.	6.563,62	6.138,92	6,92%
ables	31.360,47	21.627,73	45,00%
t asset investments	69.009,25	113.188,37	-39,03%
lling company shares held at short term	11.578,70	44.178,95	-73,79%
at bank and in hand	8.679,38	7.513,68	15,51%
ed expenses	782,89	470,69	66,33 %
current assets	**127.974,31**	**193.118,34**	**-33,73%**
Assets	**306.727,86**	**354.760,28**	**-13,54%**

Liabilities	12-31-2001	12-31-2000	Changes %
Share capital	9.985,69	7.988,56	25,00%
Share premium account	184.689,88	221.891,88	-16,77%
Other reserves	60.257,65	73.579,05	-18,10%
Profit and loss account	10.424,85	12.709,82	-17,98%
Total Capital & Reserves	**265.358,07**	**316.169,31**	**-16,07%**
Minorities	**723,98**	**383,92**	**88,58%**
Negative diference in consolidation	**449,14**	**449,14**	**0,00%**
Deferred income	**804,98**	**559,68**	**43,83%**
Provisions for liabilities and charges	**882,63**	**927,34**	**-4,82%**
Total creditors falling due after one year	**10.344,33**	**10.058,53**	**2,84%**
Banks loan	4.196,17	3.960,18	5,96%
Trade account payable	18.069,83	16.387,89	10,26%
Other Liabilities	5.869,23	5.855,64	0,23%
Accruals and deferred income	29,50	8,65	241,04%
Total creditors falling due in less than one year	**28.164,73**	**26.212,36**	**7,45%**
Total Liabilities	**306.727,86**	**354.760,28**	**-13,54%**

CONSOLIDATED BALANCE SHEET DECEMBER 31- 2001

CONSOLIDATED PROFIT & LOSS ACCOUNT

(in thousand euros)	**Dec.2001**	**Dec. 2000**	**Change %**
Net turnover	61.307,61	55.712,76	10%
Cost of sales	-23.416,04	-21.857,12	7%
Gross margin	**37.891,57**	**33.855,64**	**12%**
Research and development expenses	-32.105,63	-20.020,23	60%
Capitalized in-house work on R & D	32.105,63	20.020,23	60%
Profit before other operating items	**37.891,57**	**33.855,64**	**12%**
General and administration	-12.593,28	-12.246,29	3%
Marketing expenses	-11.864,88	-9.088,52	31%
Depreciation	-14.898,09	-3.489,30	327%
Other operating expenses	-8.318,13	-5.308,10	57%
Other operating income	23.617,80	1.744,66	1.254%
Operating profits	**13.834,99**	**5.468,09**	**153%**
Financial items net	2.586,31	3.032,47	-15%
Amortization on goodwill in consolidation	-1.416,02	-1.403,41	1%
Equity in income of equity-accounted affiliates	0,00	844,62	-100%
Profits before exceptionals	**15.005,28**	**7.941,77**	**89%**
Extraordinary items net	-1.525,40	9.387,34	-116%
Profit before tax	**13.479,88**	**17.329,11**	**-22%**
Tax on the profit period	3.005,85	4.625,35	
Profit for the period before minority interest	**10.474,03**	**12.703,76**	**-18%**
Minority interest's share of the profit	-49,16	6,06	-911%
Profit for the period	**10.424,87**	**12.709,82**	**-18%**

CASH FLOW DECEMBER 2001

(in thousand euros)

Operating profit	**13.834,99**
Depreciation & amortization	14.898,09
Capitalized in-house work on R & D	-32.105,63
Increase in inventory	424,70
(Increase) decrease in accounts receivable	-1.432,82
Increase (decrease) in accounts payable	1.716,42
Provisions	340,74
Other items	-331,78
Net cash inflow from operating activities	-2.655,29
Returns on investments and financing income	
Interest received	3.337,87
Deferred interest	-331,55
Interest paid	-1.896,62
	1.109,70
Tax paid	**-4.836,47**
Capital expenditure and financial investment	
Purchase of fixed assets investments	-8.427,87
Purchase of tangible fixed assets	-14.434,57
Sale of tangible fixed assets	-
	-22.862,44
Acquisitions and disposals	
Acquisitions and purchases of minority interests	-166,83
Disposal of investments	30.217,90
	30.051,07
Returns on shareholders equity	**-3.600,91**
Net cash flow before financing activities	-2.794,34
Financing	
Treasury stock adjustment to market value	-16.459,41
Treasury stock marking to theoretical value	-56.640,24
Early cancellation	-1.265,27
Transfer of investments long/sort term	1.309,57
Net cash	-75.849,69
Opening net cash	*160.920,83*
Closing net cash	*85.071,15*

3

COMISION NACIONAL DEL
MERCADO DE VALORES
Paseo de la Castellana, 19
MADRID

Att. D. Antonio Cano

Madrid. 2 April 2002

Gentlemen:

Following the formulation of the financial statements on 20 March last by the Directors of the Company, I hereby notify the changes therein with respect to the provisional information advanced to the Comisión Nacional del Mercado de Valores on 27 February.

There has been no change in the individual balance sheet and income statement of Zeltia, S.A.

There have been some changes in the asset side of the consolidated balance sheet due to the full consolidation of PHARMA MAR USA, a subsidiary of Pharma Mar, S.A. In previous years, it was not consolidated due to its small size within the Group; however, during 2001 it increased in importance, hence the reason for consolidating it. Nevertheless, as shown in the comparison of balance sheets dated 27 February and 20 March, the differences caused by this addition are not significant:

- An increase of €2.14 million in "Tangible Fixed Assets".
- A reduction of €3 million in "Financial Investments" due to elimination of the stake in PharmaMar USA.
- An increase of €1 million in "Current Assets - Cash" due to the cash at PharmaMar USA.

Additionally, "Goodwill in Consolidation" decreased by €256,000 due to an adjustment to annual amortization.

On the liabilities side of the balance sheet, "Shareholders' Equity" decreased by €423,000 net due to lower income for the year (€1.29 million less) and an increase in "Consolidated Reserves" of €868,000.

The differences in the Income statement between the two dates is shown in the table below:

Thousands of euros	27-02-2002	20-03-2002	Difference
Gross operating income	28,393	28,580	187
Net operating income	13,836	13,740	(96)
Income from ordinary activities	15,006	14,782	(224)
Income before taxes	13,480	13,127	(353)
Corporate income tax	-3,006	-3,944	(988)
Income after taxes	10,425	9,134	(1,291)

As the foregoing table shows, the total difference is €1.29 million, of which €938,000 relate to the calculation of corporate income tax, since an item initially treated as a timing difference proved to be a permanent difference and, consequently, increased the tax expense rather than giving rise to pre-paid taxes.

The other differences relate to depreciation and amortization: an increase of €283,000 in the period "Depreciation of Tangible Fixed Assets" and of €128,000 in the period amortization of "Goodwill in Consolidation".

Attached is the form for the second half of 2001 which contains the modifications set out in this letter.

Yours,

María Luisa de Francia
Chief Executive Officer

4

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana no. 19
28046 Madrid

8 March 2002

Gentlemen:

Regarding the article in today's edition of *La Vanguardia*, ZELTIA, S.A. states the following:

1. Within the framework of the periodic meetings between the ZELTIA group and institutional investors, the Company has held meetings with several Spanish savings banks.

2. Some of those savings banks expressed interest in considering the acquisition of a stake in ZELTIA, which they are freely entitled to do. If those savings banks acquire a stake jointly (which they are entitled to do) of at least 3% of capital, ZELTIA agreed to propose to the Board of Directors, through its Chairman, that a representative of those banks should be appointed to the Board in order to adapt its composition to the Company's actual shareholder structure.

3. ZELTIA is not aware that those savings banks have acquired a stake in the Company to date.

4. ZELTIA states that it has no commitments to enable those savings banks to become shareholders via the sale of own shares.

5. ZELTIA is unaware whether or not any specific savings bank has acquired shares of the Company or whether they have any plans to do so in the short term.

6. ZELTIA has not contacted or provided any information to LA VANGUARDIA for the preparation of the article that appeared in today's edition.

Yours,

Sebastián Cuenca
Legal counsel

02 MAY 23 AM 10: 5?

Comisión Nacional del Mercado de Valores
Att. Ángel de Benito
Paseo de la Castellana no. 19
28046 Madrid

PRIOR COMMUNICATION

Sebastián Cuenca Miranda, acting in the name and on behalf of ZELTIA, S.A. (**"Zeltia"** or the **"Company"**), by virtue of his position as the Company's Legal Counsel, appears before the *Comisión Nacional del Mercado de Valores* and

DECLARES

I. That, using the powers conferred upon him, firstly, by the ZELTIA, S.A. Shareholders' Meeting of 29 November 2000 which approved the application of an Incentive Plan for the ZELTIA, S.A. Group as reported to the Commission in Significant Event No. 82.981, and, secondly, by the ZELTIA, S.A. Shareholders' Meeting of 18 June 2001, which amended one condition of the aforementioned plan, as reported to the Commission in Significant Event No. 47.759, ZELTIA's Board of Directors, in its meeting held on 16 April 2002, resolved, among other matters, to make an offering for sale of ZELTIA shares held in treasury stock to the employees and executives of ZELTIA Group companies who have a permanent contract and who receive variable remuneration in 2002. The Board of Directors also resolved to jointly and severally empower José María Fernández Sousa-Faro (Chairman of the Board of Directors), Pedro Fernández Puentes (Vice-Chairman of the Board of Directors), José Antonio Urquizu Iturrarte (Director) and Miguel Angel Casado García Sampedro (Secretary to the Board of Directors) to, among other matters, determine any conditions of the aforementioned offering which are not expressly contained in the aforementioned resolutions. Hereinafter, said offering for the sale of shares shall be referred to as "the Offering."

II. That, via this communication, by virtue of the provisions of article 26 of Securities Market Law 24/1988, dated 28 July, and article 5.2.a) of Royal Decree 291/1992, dated 27 March, on Issues and Public Offerings for the Sale of Securities, the required Prior Communication is hereby presented with respect to the Offering, in which the main characteristics of the Offering are described as follows:

1. Entity which makes the Offering.

The Offering is made by ZELTIA in its own name and right.

2. **Entity which issues the securities involved in the Offering.**

ZELTIA, S.A., domiciled in Vigo (Pontevedra), at calle Príncipe 24, 6º, and with headquarters in Madrid, at calle José Abascal, 2, 1ª planta and Tax Identification Number A-36000602, registered with the Pontevedra Mercantile Register, Folio 74, Companies Book 33, Inscription 1, Sheet 874.

ZELTIA's share capital currently amounts to 9,985,694.50 euros, represented by 199,713,890 shares of a single class and series, of 0.05 euros par value each, which are fully disbursed and represented by book entries.

3. **Nature and characteristics of the securities to which the Offering refers, and the amount of same**

The securities to which the Offering refers are 245,014 ordinary shares of ZELTIA S.A. held in treasury stock, each with a par value of five cents of a euro (0.05 euros), free of encumbrances and liens, of the same series and class and with the same rights as the other shares of ZELTIA currently outstanding. Servicio de Compensación y Liquidación de Valores, S.A., domiciled in Madrid, at calle Orense, number 34, is the institution in charge of keeping the accounting register.

The shares of ZELTIA are listed on the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are traded in the Nuevo Mercado segment of the S.I.B.E (electronic market).

245,014 ZELTIA shares are due to be offered, representing approximately 0.1227% of the Company's share capital.

4. **Addressees of the Public Offering.**

The Offering is addressed exclusively to the employees and managers of ZELTIA, S.A. and the companies of its group in Spain as of the date of registration of the Prospectus (PHARMA MAR, S.A., PHARMA GEN, S.A., INSTITUTO DE INMUNOLOGÍA Y ALERGIA, S.A., XYLAZEL, S.A., ZELNOVA, S.A., PROTECCIÓN DE MADERAS, S.A., COOPER ZELTIA VETERINARIA, S.A., LA PATRULLA VERDE, S.A., GENÓMICA, S.A. and NEUROPHARMA, S.A.) who, having a permanent contract and having completed any trial period, receive variable remuneration during the year 2002, except in the case of XYLAZEL, S.A. and ZELNOVA, S.A., and where only executives receiving variable remuneration in 2002 shall be eligible as beneficiaries (executives being construed to be personnel included in the professional group 0 under the Chemical Industry Labor Agreement as published in Official State Bulletin number 139, dated 11 June 1999). In no case shall members of ZELTIA S.A.'s Board of Directors be considered to be Beneficiaries even if they occupy executive posts at any of the group companies.

5. **Offering price.**

The Offering price, resolved by the Shareholders' Meeting on 18 June 2001, shall be the lower of the following:

Once the Offering price is set, it shall be announced in the form of Supplementary Information to the Prospectus.

- The weighted average price of ZELTIA S.A.'s shares on the business day immediately preceding the start of the Decision Period or Period of Purchase Application specified in section 7.

- The weighted average price of ZELTIA S.A.'s shares in the calendar month (30 days) immediately preceding the start of the Decision Period or Period of Purchase Application specified in section 7.

Once the Offering price is set, it shall be announced in the form of a Supplement to the Prospectus.

6. Number of shares offered to each Beneficiary.

The Beneficiary may purchase a number of the Company's shares which, at the Offering Price defined in Section 3 above and rounded downwards, have a maximum value of twice the net variable remuneration received by the Beneficiary in 2002.

7. Purchase applications.

The Beneficiaries may make their purchase applications during the period to be established in the corresponding Prospectus. Each Beneficiary may make only one application for a maximum of twice the amount of variable remuneration received by the Beneficiary in 2002, rounded down if the number of shares resulting from dividing the Offering price by the amount stated in the Application is not a round figure. The Purchase Applications shall be irrevocable and their efficacy shall be dependent on the signature by the Beneficiary, in the same act, of the loan contract for the purchase of the shares and the granting of call and put options referred to in the next section.

In the event that the Purchase Applications exceed the total number of shares covered by the Offering, the shares shall be pro-rated as described in the Prospectus.

8. Financing and granting of options.

8.1 Loan with pledged collateral.

The Purchase Offering shall be financed. To this end, ZELTIA, S.A. and ZELTIA Group Companies shall provide their respective beneficiary employees and executives with financing for the purchase of the shares covered by the Offering, by granting them a loan for one-half of the total purchase amount. This loan shall be interest-free but the Beneficiary shall be responsible for any tax pre-payments which may be necessary. As a guarantee of the repayment of the loan, a pledge shall be constituted on the shares sold to each Beneficiary under the Offering, and the pledge will extend to any certificates, securities, assets or funds that may replace or accrete with the pledged shares in the event of merger, dissolution, transformation, spin-off, conversion, exchange, amortization, bonus issues, split or grouping of shares. However, it shall not extend to preferential subscription rights. The borrower's liability shall be limited solely to the value of the pledged shares.

The aforementioned loan shall expire three years and one day after the date of the Stock Market Operation as specified in the Prospectus. On the date of the loan's expiration,

the lending Group Company shall condone the loan to the Beneficiary provided that the latter has remained at the company or at another Group company during at least the time between the date of the Stock Market Operation and the date on which the loan expired. However, as an exception to the above periods, the loan shall be automatically condoned in cases where the employment relationship is terminated through death, retirement, permanent invalidity, serious illness involving more than one-year's sick leave, or improper dismissal of the Beneficiary or in the event of the company that employs the Beneficiary ceasing to be a member of the ZELTIA Group, as defined by article 4 of the Securities Market Law.

The loan shall expire early without condonation in cases where the employment relationship is terminated through voluntary severance or legally-valid dismissal.

8.2. Call and put options.

8.2.1. Furthermore, ZELTIA, S.A. or, as appropriate, the group company employing the Beneficiary, shall grant the latter a non-transferable put option on all of the shares purchased in the Offering (and on any arising from the former; i.e. as a result of merger, dissolution, transformation, spin-off, conversion, exchange, amortization, bonus issue, split or grouping of shares), which option may only be exercised if, after the aforementioned four-year-and-one-day period from the Stock Market Operation, the Beneficiary remains on the payroll of one of the group companies or, prior to said date, in the event of termination of the employment relationship due to death, permanent invalidity, serious illness involving more than one-year's sick leave, retirement or improper dismissal. The price of said put option shall be half the price paid by the Beneficiary under the Offering less the financial rights corresponding to the allotted shares or, as appropriate, those arising from the former, excluding the amounts corresponding to the possible preferential subscription rights received by the Beneficiary up to the date upon which the option is exercised. ZELTIA, S.A. or, as appropriate, the Lending Company, may choose to fulfill the obligation to buy or to settle the option by differences, paying the Beneficiary the amount by which the option price exceeds the market price, this being construed to be the average of the weighted average of the ZELTIA S.A. share in the electronic market in the ten sessions prior to the exercise date.

8.2.2. Furthermore, the Beneficiary shall grant ZELTIA, S.A. or, as appropriate, the company group at which he/she is employed, a non-transferable call option on all of the shares purchased in the Offering (or, as applicable, on those arising from the former; i.e. as a result of merger, dissolution, transformation, spin-off, conversion, exchange, amortization, bonus issue, split or grouping of shares stock splits, swaps, absorption, bonus issues, etc.), which option may only be exercised in the event of voluntary dismissal or proper disciplinary dismissal or objective causes arising from the Beneficiary provided that such events take place prior to the end of the aforementioned period of four years and one day. The strike price of this call option shall be the same as the total price paid by the Beneficiary on acquisition of the shares to which the Offering refers, less the amount of economic rights corresponding to those shares collected by the Beneficiary up until the option exercise date, excepting any amounts received for preferential subscription rights. Payment of this option strike price may be offset fully or partly against the obligation to repay the loan granted to the Beneficiary by the company employing him/her.

9. **Minimum period during which the shares acquired under the Offering must be held.**

The adjudicatees shall be required to maintain the shares (and any others arising therefrom) for a minimum period of four years and one day following the date of purchase. Nevertheless, the shareholder shall be free to dispose of the shares in the event of early condonation of the loan and in other circumstances in which the early cancellation of said loan is permitted under the provisions of the preceding section.

10. **Event of a takeover bid.**

In the event of a takeover bid being launched for ZELTIA, S.A., any Beneficiary may, should he/she wishes to accept the bid with respect to the shares covered by this Offering, demand that the lending company cancel the pledge on said shares, leading simultaneously to early expiration of the loan. The Beneficiary shall undertake to cancel the loan in a period of one month from the date on which the outcome of the bid is announced (whatever said outcome may be), and the put and call options referred to in section six above of this Agreement shall also become worthless and void. In this case, the Beneficiary shall be liable for the obligations deriving from the loan with all his/her present and future assets. Note that, despite accepting the takeover bid, the Beneficiary shall be entitled to receive from the Company an extraordinary bonus payment for the amount of the loan provided that he maintained an employment relationship uninterruptedly with ZELTIA, S.A. (or another group company) for four years and one day from the date of the Stock Market Operation.

11. **Institutions involved in the Offering.**

The intervention of only one institution is envisaged, namely the Agent, which is Santander Central Investment S.A., which shall be in charge, among other matters, of allotting the shares to the Beneficiaries and managing the settlement of the Offering.

12. **Supporting documentation and Prospectus**

ZELTIA will present the supporting documentation and the corresponding Prospectus for the Offering for vetting and registration by the *Comisión Nacional del Mercado de Valores*, in accordance with the provisions of articles 5.2.b) and 5.2.d) of Royal Decree 291/1992.

Accordingly,

The *Comisión Nacional del Mercado de Valores* **IS REQUESTED** to take cognizance of the above prior communication concerning the Offering and, following the opportune procedures, to accept it for registration in the corresponding registry of said Commission.

Madrid. 17 April 2002.

Sebastián Cuenca Miranda
Legal Counsel of ZELTIA, S.A.

Comisión Nacional del Mercado de Valores
Attn. Sr. Director General del Area de Mercados
Paseo de la Castellana 19
28046 Madrid

Madrid, 29 April 2002

Gentlemen:

In accordance with the **SIGNIFICANT EVENT** we filed with you on 17 April 2002, we hereby send the final announcement of the Ordinary and Extraordinary Shareholders' Meeting of Zeltia, S.A. which will foreseeably be held at second call on 23 May 2002.

We also attach a copy of the documentation about the items on the agenda referred to in the announcement, which is available to shareholders in addition to the company's 2001 individual and consolidated financial statements.

Tomorrow, 30 April, the legal notices of the meeting will be published.

Yours,

Sebastián Cuenca Miranda

Legal counsel to the Board of Directors

ZELTIA, S.A.

Ordinary and Extraordinary Shareholders' Meeting

According to a resolution adopted by the Board of Directors, Zeltia, S.A. has convened the Ordinary and Extraordinary Shareholders' Meeting, which will be at the Salón Vilanova at NH Palacio hotel, Avenida García Barbón, no. 17-19, Vigo (Pontevedra), on 22 May 2002 at 11.00 am at first call and on 23 May 2002 at second call, at the same time and place, if there are insufficient number of shares at the first meeting; the attendance cards issued for the first call will be valid for the second meeting.

The Ordinary and Extraordinary Shareholders' Meeting will have the following

AGENDA

1. Examination and approval, if appropriate, of the 2001 financial statements and management report of ZELTIA, S.A. and its consolidated group, the conduct of business by the Board of Directors and the proposed distribution of income.

2. Ratification and, if appropriate, appointment of directors

3. Application of an Incentive Plan in the 2003-2004 period for Group executives and employees with permanent contracts and variable remuneration who meet over 50% of the targets set for each year of the plan, in accordance with Additional Provision Four of the Corporations Law, introduced by additional provision 19.3 of Law 55/1999, dated 29 December.

4. Authorization to the Board of Directors for the acquisition of own shares by the Company or by Group companies, in accordance with, and subject to, the limits and requirements of article 75 of the Corporations Law, and cancellation, if appropriate, of the authorization granted for the same purpose at the Shareholders' Meeting on 18 June 2001. Authorization to deliver, if appropriate, the own shares acquired by the Company by virtue of the aforementioned authorization, if granted, to the beneficiaries of the Incentive Plan referred to in Item Three above of the Agenda. Authorization for the Board of Directors for the acceptance in pledge of own shares by the Company or Group companies, in accordance with, and subject to, the limits and requirements of articles 75 and 80 of the Corporations Law; those transactions can equally be performed within the framework of the Incentive Plan referred to in Item Three above of the Agenda.

5. Application for an indefinite period of the consolidated tax regime in accordance with chapter VII of Title VIII of Corporate Income Tax Law 43/1995, dated 27 December.

6. Reappointment of the Company's auditors.

7. Proposal to pay one euro cent (€0.01) out of the share issue premium reserve.

8. General amendment to the Company bylaws which will affect all the articles thereof.

9. Capital increase via non-monetary contributions consisting of shares of Pharma Mar, S.A. for a nominal amount of 50,638.5 euros by issuing 1,012,770 new ordinary shares each with a par value of five euro cents (€0.05) and an issue premium of 1.28 euros per share, resulting in 1.33 euros per issued share. Preferential subscription rights are completely excluded and the projection is that the capital increase will not be fully subscribed.

10. Authorization for the Board of Directors to increase share capital up to the amount and within the deadline determined by the Meeting, in accordance with article 153.1.b) of the Corporations Law, with express powers to exclude preferential subscription rights, in accordance with article 159.2 of said Law, revoking resolution seven of the Ordinary and Extraordinary Shareholders' Meeting of 8 May 2000.

11. Empowerment of the Board of Directors with express powers to delegate in any of its members, to issue debentures or bonds that can be converted into and/or exchanged for Zeltia, S.A. shares, with or without warrants, subordinated or otherwise, during a maximum of five years from the date of the Meeting, at one or several times, up to a maximum amount of two hundred and fifty million euros (€250,000,000), and authorization, during the same period, for the company to guarantee all types of obligations arising from fixed-income issued by its subsidiaries. Empowerment to exclude the preferential subscription rights in connection with the issue. Determination of the bases and types for the conversion and capital increase by the necessary amount.

12. Authorization for the Board of Directors to interpret, amend, complement, execute and develop the resolution adopted by the Meeting, and to replace the powers it receives from it.

13. Approval of the meeting's minutes.

In order to avoid any inconvenience to shareholders and assure the necessary quorum for the Shareholders' Meeting, shareholders are informed that the meeting is expected to be held at the second call on 23 May 2002.

ATTENDANCE RIGHT

Shareholders can attend the Shareholders' Meeting directly, and shareholders who individually or jointly with others own at least 80 shares, which have been registered in the corresponding book entry register at least five days prior to the Shareholders' Meeting and have received an attendance card from a member entity of the Clearing and Settlement Service, can be represented by another shareholder.

INFORMATION RIGHT

Shareholders are entitled to obtain from the company immediately and free of charge upon request for delivery in hand or shipment free of charge the financial

statements, management report and auditors' report for the year 2001 and the Group's consolidated financial statements, management report and auditors' reports.

As regards items Eight, Nine and Eleven on the Agenda, shareholders can examine the full text of the documents referred to in articles 144.1.c), 159, 212, 292 and matching articles of the Spanish Corporations Law at the business domicile at calle Príncipe, no. 24, 6º, Vigo, Pontevedra, and they can request for these documents to be given to them in hand or shipped free of charge. Regarding item Eight of the Agenda, for greater clarity and comprehension, the report justifying the proposal is accompanied by a version which compares the current Bylaws with the Bylaws which would result from the approval of the general amendments referred to in the aforementioned proposal.

PRESENCE OF A NOTARY AT THE MEETING

The Board of Directors has resolved for a Notary to take the Meeting's minutes, in accordance with article 114 of the Corporations Law in connection with articles 101 and 103 of the Mercantile Register Regulation.

Vigo, 26 April 2002

Board of Directors

02 MAY 23 AM 10: 5

lel Mercado de Valores
neral del Area de Mercados
Pº de la Castellana 19
28046 Madrid

Madrid, 17 April 2002

Gentlemen:
In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), Zeltia, S.A. is pleased to notify the CNMV of the following **SIGNIFICANT EVENT**:
According to a resolution adopted yesterday by the Board of Directors, Zeltia, S.A. has convened the Ordinary and Extraordinary Shareholders' Meeting, for 22 May at first call and 23 May at second call, in Vigo.
The Meeting's Agenda will include principally the following items:

1. Examination and approval, if appropriate, of the 2001 financial statements and management report of ZELTIA, S.A. and its consolidated group, the conduct of business by the Board of Directors and the proposed distribution of income.

2. Ratification and, if appropriate, appointment of directors.

3. Application of an Incentive Plan in the 2003-2004 period for Group executives and employees with permanent contracts and variable remuneration who meet over 50% of the targets set for each year of the plan, in accordance with Additional Provision Four of the Corporations Law, introduced by additional provision nineteen. three of Law 55/1999, dated 29 December.

4. Authorization to the Board of Directors for the acquisition of own shares by the Company or by Group companies, in accordance with, and subject to, the limits and requirements of article 75 of the Corporations Law, and cancellation, if appropriate, of the authorization granted for the same purpose at the Shareholders' Meeting on 18 June 2001. Authorization to deliver, if appropriate, the own shares acquired by the Company by virtue of the aforementioned authorization, if granted, to the beneficiaries of the Incentive Plan referred to in Item Three above of the Agenda. Authorization for the Board of Directors for the acceptance in pledge of own shares by the Company or the Group companies, in accordance with, and subject to, the limits and requirements of articles 75 and 80 of the Corporations Law; those transactions can equally be performed within the framework of the Incentive Plan referred to in Item Three above of the Agenda.

5. Application for an indefinite period of the consolidated tax regime in accordance with chapter VII of Title VIII of Corporate Income Tax Law 43/1995, dated 27 December.

6. Reappointment of the Company's auditors.

7. Proposal to pay one euro cent (€0.01) out of the share issue premium reserve.

8. General amendment to the Company bylaws which will affect all the articles thereof.

9. Capital increase via non-monetary contributions consisting of shares of Pharma Mar, S.A. for a nominal amount of 50,638.5 euros by issuing 1,012,770 new ordinary shares each with a par value of five euro cents (€0.05) and an issue premium of 1.28 euros per share, resulting in 1.33 euros per issued share. Preferential subscription rights are completely excluded and the projection is that the capital increase will not be fully subscribed.

10. Authorization for the Board of Directors to increase share capital up to the amount and within the deadline determined by the Meeting, in accordance with article 153.1.b) of the Corporations Law, with express powers to exclude preferential subscription rights, in accordance with article 159.2 of said Law, revoking resolution seven of the Ordinary and Extraordinary Shareholders' Meeting of 8 May 2000.

11. Empowerment of the Board of Directors with express powers to delegate in any of its members, to issue debentures or bonds that can be converted into and/or exchanged for Zeltia, S.A. shares, with or without warrants, subordinated or otherwise, during a maximum of five years from the date of the Meeting, at one or several times, up to a maximum amount of two hundred and fifty million euros (€250,000,000), and authorization, during the same period, for the company to guarantee all types of obligations arising from fixed-income issued by its subsidiaries. Empowerment to exclude the preferential subscription rights in connection with the issue. Determination of the bases and types for the conversion and capital increase by the necessary amount.

Regarding Item One of the Agenda, yesterday evening the Board of Directors proposed to allocate the entire 2001 income (€8,833,130) to increase the balance of the voluntary, or unrestricted, reserves account. As stated in Item Seven of the Agenda of the forthcoming Shareholders' Meeting, the Board then resolved to propose the payment of one euro cent (€0.01) for each outstanding share at the time of the Meeting, thereby changing the proposal contained in the notes to financial statements since this formula will be more beneficial to shareholders than paying a dividend of the same amount.

The Meeting is planned to be held at second call.

The aforementioned Board of Directors also empowered the Board Chairman to change, if corporate interests require this, the date and Agenda of the Meeting prior to the publication of the official announcement in the Official Gazette of the Mercantile Register and in one of the largest-circulation newspapers in Pontevedra.

In accordance with Royal Decree 291/1992, dated 27 March, Zeltia, S.A. will send the full text of the Meeting's Agenda and the mandatory documentation available for shareholders to the Comisión Nacional del Mercado de Valores no later than the date of publication of the notice of the Ordinary and Extraordinary Shareholders' Meeting.

By virtue of the foregoing, the CNMV is requested to admit this document. Madrid, 17 April 2002.

Yours,

Sebastián Cuenca Miranda

Legal Advisor of the Board of Directors

Comisión Nacional del Mercado de Valores
Attn. Director General del Area de Mercados
P° de la Castellana 19
28046 Madrid

Madrid, 17 April 2002

Gentlemen:

In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), we hereby notify the CNMV of the following **SIGNIFICANT EVENT**:

"Fernando Gumuzio Iñiguez de Onzoño and Juan Carlos Ameneiro Rivas have resigned as directors of Zeltia, S.A. The Board of Directors yesterday resolved to co-opt Caja de Ahorros de Guipúzcoa y San Sebastián-Gipuzkoako eta Donoztiako aurrezki Kutxa (Kutxa) as a new director of the Company since it recently acquired 1.5% of Zeltia. The matter will be duly disclosed once the appointment is accepted."

By virtue of the foregoing, we request the CNMV to admit this document. Madrid, 17 April 2002.

Yours,

Sebastián Cuenca Miranda

Legal advisor of the Board of Directors

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana nº 19
28046 Madrid

March 20 2002

Dear Sirs,

In accordance with article 82 of the Stock Market Law, ZELTIA, S.A. hereby informs you of the following OUTSTANDING EVENT:

"We hereby inform you that today, ZELTIA has sold to the KUTXA three million company shares from its own holding, at a price of 11,10 € per share (33.300.000 Euros), which represents 1,5% of the Company capital"

Yours sincerely,

Sebastián Cuenca
Letrado Asesor

10

Zeltia convenes Shareholders' Meeting

La Kutxa gains seat on Board

Madrid, 17 April 2002

Zeltia today announced that it was convening the Ordinary and Extraordinary Shareholders' Meeting for 22 May at first call, and 23 May at second; the meeting is planned for the latter date. Nevertheless, the Board Chairman has been empowered to change, if corporate interest requires, the date of the Meeting and its Agenda, prior to the publication of the official notice of meeting in the Official Gazette of the Mercantile Register and in one of the largest circulation newspapers in Pontevedra. Through the power conferred by the Shareholders' Meetings of ZELTIA, S.A. on 29 November 2000 and 18 June 2001, the Board of Directors also resolved to offer ZELTIA shares to employees and executives of ZELTIA group companies who have a permanent contract and receive variable remuneration in 2002; 245,014 ordinary shares of ZELTIA, S.A. will be offered, but it is expected that not all of them will be acquired because the maximum that employees can acquire is double their variable remuneration. The remaining shares will be allocated to the offering that the Board is planning for 2003, i.e. the last year in the current Incentive Plan.

Accordingly, the Board of Directors will ask the Meeting in May to approve a new Incentive Plan for Group employees and executives with permanent contracts and variable remuneration who meet over 50% of the objectives set for each year of the Plan, which runs from 2003 to 2004. If the Meeting approves the new Plan, in 2003 it will be applied simultaneously with the current Plan, which was approved by the Shareholders' Meeting on 29 November 2001 and expires next year. The conditions of the new Incentive Plan are very similar to those of the current one, although loans to employees are projected to increase, depending on compliance with their annual targets.

The aforementioned Shareholders' Meeting will also resolve on a proposal to pay shareholders one euro cent per share out of the share issue premium reserve based on the shareholder remuneration formula used last year.

A general amendment to the Bylaws will also be proposed to the aforementioned Meeting. The main purpose of this amendment is to adapt the Bylaws to current regulations and cover some gaps in order to ensure greater security for shareholders and third parties in their relations with the Company.

The Meeting will also resolve on the proposal to increase capital by a nominal amount of 50,638.5 euros by issuing 1,012,770 new Zeltia shares for shares of subsidiary Pharma Mar. The proposed share issue price is 1.33 euros and the resulting exchange ratio would be 121 Zeltia shares for one Pharma Mar share. Since this capital increase is open to Pharma Mar shareholders who did not participate in the exchange in 2000, it is proposed to exclude the preferential subscription rights of Zeltia shareholders. If this capital increase is fully subscribed, Zeltia will own 100% of subsidiary Pharma Mar.

Finally, in accordance with previous years' resolutions, the Meeting will be asked to empower the Board of Directors to increase capital and, a novel feature, issue bonds that can be converted into Zeltia shares, subject to a limit of 250 million euros.

Zeltia also reported the resignation presented by two directors, Fernando Gumuzio Iñiguez de Onzoño and Juan Carlos Ameneiro Rivas. The Board of Directors resolved to co-opt Caja de Ahorros de Guipúzcoa y San Sebastián-Gipuzkoako eta Donoztiako aurrezki Kutxa (Kutxa) as the new director since it recently acquired 1.5% of Zeltia.

Press release: PharmaMar
Draft 3: 8 April 2002

02 MAY 23 AM 10: 0

FOR DISTRIBUTION TO EUROPEAN MEDIA ONLY

Unique characteristics of PharmaMar's marine-derived drug hold promise for cancer treatment

New research studies using ET-743 in experimental models suggest lack of cross-resistance and low potential for long-term myelosuppression

San Francisco, 10 April 2002: The novel anti-tumour drug Ecteinascidin-743 (ET-743, PharmaMar) has already been used to treat soft tissue sarcoma (STS) in clinical trials, and now several new preclinical studies reported at the 93rd Annual Meeting of the American Association for Cancer Research (AACR, 6–10 April 2002, San Francisco, USA) provide additional evidence to suggest that this marine-derived compound may have potential for cancer treatment.

ET-743 was reported to exhibit low potential for cross-resistance to other commonly used forms of chemotherapy in a model using cells from cartilage cancers (chondrosarcoma),[1] inhibit the growth of model human bone cancer (osteosarcoma xenografts),[2] show synergistic or additive effect with cisplatin in cancer cell lines and some tumour models,[3] and cause comparatively little damage to red blood cell forming (haemopoietic) stem cells, implying that the drug may not produce long-term damage to the bone marrow (myelosuppression).[4] "Altogether, these model system results are very exciting," commented Dr Glynn Faircloth, VP Preclinical R&D, PharmaMar USA, Inc.

ET-743

ET-743 is the first of a new class of anti-tumour agents that block the activation of genes in a unique way. ET-743 has multiple effects: diminishing expression of a number of genes analyzed (including oncogenes) involved in cell growth and drug

resistance,[5–7] interaction with genetic repair pathways,[8–10] and inhibition of cell cycle progression leading to p53-independent programmed cell death (apoptosis).[11,12] Additional studies presented during AACR further examined the effects of ET-743 on the cell cycle, suggesting subtly different mechanisms are involved in the response to ET-743 in different tumour cell types.[13]

"Cells from human chondrosarcoma are more sensitive *in vitro* to ET-743 than to doxorubicin," said Dr Francis Hornicek, Massachusetts General Hospital/Harvard Medical School, Boston, USA, leading investigator of the study of ET-743 in a model system using cells derived from this type of tumour.[1] Dr Hornicek and his team generated cells in the laboratory that were resistant to the compound to investigate whether the mechanism generating resistance to ET-743 was similar to that induced by other types of chemotherapy, which would therefore result in cross-resistance. The ET-743-resistant cells retained sensitivity to doxorubicin, however.

Neither multi-drug resistance-related protein nor P-glycoprotein appeared to be involved in the cells becoming able to withstand high levels of ET-743,[1] two mechanisms often underlying development of resistance to anti-tumour agents. These results suggested that ET-743-resistant cells may therefore not be cross-resistant to other commonly used cancer drugs, and highlights the drug's potential for combination therapy.

In mouse xenograft models of human osteosarcoma, ET-743 was more effective in inhibiting tumour growth than was chemotherapy with trimetrexate plus leucovorin, or administration of trastuzumab, a monoclonal antibody.[2] Further dose reduction studies are underway to determine the optimal regimen to produce tumour growth inhibition without the side effect of weight loss, which was noted.[2]

Evidence of the activity by ET-743 was also provided by another study using both cancer cell lines and animal models derived from several different types of tumour.[3] In animal models derived from human sarcomas, non-small cell lung cancers, head

and neck tumours, melanoma, and ovarian cancers, treatment with combinations of ET-743 and cisplatin produced either synergistic or additive effects.[3] "The mechanism of interaction between ET-743 and cisplatin is being investigated and a Phase I clinical study of the combination is underway," said Dr M D'Incalci, Istituto di Ricerche Farmacologiche 'Mario Negri', Milan, Italy, lead investigator of the study.

Studies specifically assessing the effect of ET-743 on the bone marrow were also reported at the meeting.[4] "Our results suggest that long-term myelosuppression would not be expected as a side effect of treatment with ET-743," said Dr Beatriz Albella, CIEMAT, Madrid, who presented the study. Damage to the bone marrow is a serious consequence of many forms of chemotherapy, but the study performed in mice by Dr Albella showed that at concentrations which depressed the growth of progenitors of immune cells (granulocyte-macrophage colony-forming units, CFU-GM) by 90%, growth of haemopoietic stem cells was inhibited by only 45%.[4] "With its unique mode of action and low potential for cross-resistance, ET-743 appears to hold much promise in cancer treatment," Dr Albella added.

The European Agency for the Evaluation of Medicinal Products (EMEA) designated ET-743 as an Orphan Drug for the soft tissue sarcoma indication on 31 May 2001. ET-743 is being co-developed by PharmaMar and Ortho Biotech Products, LP.

Aplidin and Kahalalide F

PharmaMar is developing a number of other anti-tumour agents derived from marine organisms, including Aplidin and Kahalalide F. Two reports of the effects of Aplidin in studies of childhood leukaemia *in vitro*, [14, 15] and evidence of anti-neoplastic and anti-angiogenic properties in experimental systems were presented at AACR.[16]

Vascular endothelial growth factor (VEGF) is essential for the formation of new blood vessels (angiogenesis) which are necessary for tumour growth. Aplidin was reported to significantly reduce VEGF production in the a human ovarian tumour cell line and inhibit the intraperitoneal growth of human ovarian carcinoma cells

xenografted into nude mice.[16] In addition, Aplidin inhibited endothelial cell proliferation *in vitro*, and inhibited angiogenesis *in vivo* in the chick embryo chorioallantoic membrane assay, dose dependently.[16]

In another *in vitro* study performed using childhood leukaemia, normal bone marrow, and peripheral blood cells, a lack of cross resistance was noted between Aplidin and nine other cytostatic drugs currently in use (6-thioguanine, mitoxantrone, prednisolone, daunorubicin, L-asparaginase, etoposide, vincristine, cytarabine and cladribine), when tested in at least 30 bone marrow samples each.[15]

Aplidin and Kahalalide F were also examined for their effects on haemopoietic stem cell function.[4] The data showed that neither Aplidin nor Kahalalide F were significantly toxic in haemopoietic stem cells.

PharmaMar

PharmaMar is the first biopharmaceutical company devoted to the discovery and development of novel anti-cancer drugs from marine organisms. PharmaMar's natural product portfolio currently includes ET-743, in Phase II/III clinical trials, Aplidin, in Phase II clinical trials, and Kahalalide F, in Phase I clinical trials. Its preclinical pipeline includes an extensive group of candidate drugs in late-stage evaluations.

PharmaMar is located in Madrid, Spain, with a subsidiary company, PharmaMar USA, in Cambridge, Massachusetts. PharmaMar is an operating unit of the Zeltia Group, which is traded on the Spanish stock exchange market, and is part of the Ibex-35 stock market index.

For more information, please contact:

Ms Lola Casals
Tel: + 34 91 806 3650
Fax: + 34 91 804 4200
E-mail: lcasals@pharmamar.com

Dr Petros Levantis
Tel: + 44 (0) 20 7973 4425
Fax: + 44 (0) 20 7413 3110
E-mail: plevantis@hillandknowlton.com

References

1. Shao L, Weissbach L, Faircloth GT, *et al.* *In vitro* invasiveness of chondrosarcoma altered by Ecteinascidin-743. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 2676.
2. Mazza BD, Yang R, Sowers RS, *et al.* The establishment of xenograft models from osteosarcoma samples and their growth inhibition by ET-743. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 4575.
3. D'Incalci M, Erba E, Damia G, *et al.* The combination of ET-743 and cisplatin (DDP): from a molecular pharmacology study to a phase I clinical trial. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 404.
4. Gomez SG, Bueren JA, Faircloth GT, *et al.* Toxicity of ET-743, Aplidin and Kahalalide F on haematopoietic stem cell function. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 5419.
5. Jin S, Gorfajn B, Faircloth G, *et al.* Ecteinascidin 743, a transcription-targeted chemotherapeutic that inhibits MDR1 activation. *Proceedings of the National Academy of Science (USA)* 2000;**97**:6775–6779.
6. Minuzzo M, Marchini S, Broggini M, *et al.* Interference of transcriptional activation by the antineoplastic drug ecteinascidin-743. *Proceedings of the National Academy of Science (USA)* 2000;**97**:6780–6784.
7. Scotto K, Jin S, Gorfajn B, *et al.* Ecteinascidin-743, a novel chemotherapeutic agent that targets transcriptional activation of a subset of genes, including MDR1. *Proceedings of the 11th AACR NCI EORTC Symposium*. 2000; Abstract 210.
8. Pourquier P, Emmert S, Ueda T, *et al.* Nucleotide excision repair-mediated cytotoxicity of Ecteinascidin 743, a novel anticancer agent in clinical trials. *Proceedings of the Annual Meeting of the American Association for Cancer Research* 2001; Abstract 2987.
9. Takebayashi Y, Zimonjic DB, Pourquier P, *et al.* Nucleotide excision repair (XPG) - dependent antiproliferative activity of Ecteinascidin 743. *Proceedings of the Annual Meeting of the American Association for Cancer Research* 2001; Abstract 4365.
10. Gleason-Guzman M, Bears D, Zewail-Foote M, *et al.* Insight into the molecular basis for the repair dependent cytotoxicity of ET-743 – DNA adducts from UvrABC nuclease. *Proceedings of the Annual Meeting of the American Association for Cancer Research* 2001; Abstract LB21.
11. Erba E, Bergamaschi D, Bassano L, *et al.* Ecteinascidin-743 (ET-743), a natural marine compound, with a unique mechanism of action. *European Journal of Cancer* 2001;**37**:97–105.
12. D'Incalci M. Mode of action of ET-743. *Proceedings of the AACR NCI EORTC Symposium*. 1999; Abstract 605.
13. Simoens C, Korst AEC, Greet GO, *et* al. Cell cycle effects of ET-743. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 324.
14. Bresters D, Jimeno JM, Fairclough G, *et al.* Different cytotoxic activity *in vitro* of Aplidin in paediatric leukaemic and normal bone marrow and blood samples. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 4579.
15. Bresters D, Broekhuizen R, Jimeno JM, *et al.* Lack of *in vitro* cross-resistance between Aplidin and other drugs in childhood leukaemia and normal bone marrow and peripheral blood samples. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 4583.

16. Taraboletti G, Manenti L, Borsotti P, *et al.* Antineoplastic and antiangiogenic activity of Aplidin, a new agent of marine origin. *93rd Annual Meeting of the American Association for Cancer Research*, San Francisco, USA, 6–10 April 2002; Abstract 886.

12

Total revenue shot up 51 % in 2001

Zeltia net profits soared 89% to 15 million euros

R&D expenditure amounted to 32.1 million euros

Madrid, 27 February 2002

In 2001, the Zeltia group registered profits up 89% year-on-year, to 15 million euros, before extraordinary items. Likewise, total revenue leapt 51% on the previous year, to 117 million euros. Net sales climbed 10%, to 61.31 million euros. Overall, earnings after extraordinary items and taxes slid 18%, to 10.42 million euros, due to the provision booked at the end of the year to adjust net book value of own shares to their market value, leading to losses of 16.46 million euros.

The favourable performance of the chemical subsidiaries, Zelnova and Xylazel, during the year was the driving force behind sales. At Zelnova (main brands: *Kill Paff* and *Casa Jardín)*, sales climbed 10% on 2000, to 34.2 million euros, and net profit +15%, to 4.6 million euros. Exports did well, now accounting for 18% of total sales. Zelnova is the number one in the Spanish insecticide market, with an overall market share of 37%, including retailer and generic brands, and a 45% share of the air freshener market. Xylazel (its top product is *Xyladecor*, a wood varnish, also the Spanish number one in its segment) posted net sales up 9% on the previous year to 19.1 million euros whilst net profit jumped 19% to 3.6 million euros.

Total revenue includes capitalised R&D spending (32.1 million euros) and the first payments received (23 million euros) in the context of the Johnson & Johnson licensing and

marketing agreement (drawn up through subsidiaries PharmaMar and Ortho Biotech). Ordinary profit factors in not only the above-mentioned revenue (sales, capitalised R&D and payments by Johnson & Johnson) but also financial revenue from short-term financial investments.

Investments

The Zeltia group invested 32.1 million euros in R&D, a 60 % rise on the previous year (20.1 million euros). Moreover, PharmaMar acquired a new facility in Colmenar Viejo, thereby increasing current floor space by 6,000m2. The objective is to cover requirements arising in R&D, industrial operations and marketing following the forthcoming launch of anti-tumour treatments on the market. These new installations can be enlarged by a further 8,500m2, entailing a total projected investment of 13.6 million euros. PharmaMar USA has also enlarged the pre-clinical trial laboratory at a cost of 1.6 million euros.

ANNEX B

Letter from the Company providing further information as to the number of beneficial holders of the Company's shares.

zeltia

José Abascal, 2-1º
Tel.: 34 91 444 45 00
Fax: 34 91 593 29 54
28003 MADRID

Registro Mercantil de Pontevedra. Libro 33. Folio 874. Inscripción 1ª Fecha 26-8-1939 - C.I.F. A-36000602

May 6, 2002

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Amy O'Brien

Re: Zeltia, S.A., Rule 12g3-2(b) Exemption

Dear Ms. O'Brien:

This letter is in response to your request for additional information regarding the application of Zeltia, S.A., a *sociedad anónima* organized under the laws of Spain (the "Company"), for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) thereunder.

The Company filed its original Rule 12g3-2(b) exemption application with the Division of Corporate Finance on October 27, 2000 (the "Initial Application"). Subsequent thereto, in response to your request, the Company submitted additional information to the Division of Corporate Finance on January 28, 2002 (the "Second Submission" and together with Initial Application, the "Application").

Pursuant to you request for additional information regarding the **beneficial holders** of the Company's shares who are resident in the United States, please note the following:

1. On June 16, 2000, the Company increased its share capital in order to acquire additional ordinary shares of PharmaMar S.A., a subsidiary of the Company listed on the Madrid Stock Exchange (the "Exchange Offering"). As a result of the Exchange Offering, 12 shareholders of PharmaMar S.A. who were resident in the United States elected to exchange their shares of PharmaMar S.A. for shares of the Company.

2. On July 2, 2000, the Company undertook a public offering of its shares in Spain and a private offering of its shares in Europe (other than Spain) in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), and a private offering of its shares in the United States in reliance on Rule 144A under the Securities Act (together, the "Offering"). During the Offering, 1 institutional investor resident in the United States acquired shares of the Company.

3. As a result of the Exchange Offering and the Offering, 13 investors resident in the United States became holders of the Company's shares.

4. The Company is not aware of any other occasion on which investors resident in the United States became a holder of the Company's shares.

5. As of June 18, 2001, the date of the last shareholders' meeting, the Company did not have more than 300 **registered holders** of the Company's shares who were resident in the United States. However, because the Company's shares are publicly traded in Spain and all of the Company's shares are held through the facilities of the *Servicio de Compensación y Liquidación de Valores*, the Company is unable to determine the current number of **beneficial holders** of its shares who are resident in the United States who may have acquired shares of the Company in secondary market transactions.

We hope that the above information will be sufficient for you to approve our application for an exemption from the registration requirements of Section 12(g) of the Exchange Act, pursuant to Rule 12g3-2(b) thereunder.

Should you have additional questions regarding the enclosed or require additional documentation, please do not hesitate to contact Gil Michel-Garcia of Clifford Chance Rogers & Wells LLP at 212-878-8577.

Sincerely,

Pilar de la Huerta
Business Development Manager
Zeltia, S.A.

ANNEX A

English versions or translations of the Company's documents which were summarized but not translated in the Company's Initial Application, for which the Commission requested that English translations be made available, and which are attached herewith.

A. Corporate Reports

1. Semi-Annual Report.

The Company's consolidated semi-annual report for the first half of 2000 filed with the C.N.M.V. on July 31, 2000. The report summarizes the financial performance of the Company during such period noting a 6% increase in net sales with respect to the same period in the previous year.

2. Quarterly Report.

The Company's consolidated quarterly report for the first quarter of 2000 filed with the C.N.M.V. on May 16, 2000. The report summarizes the financial performance of the Company during the first quarter of 2000 noting a 23% increase in net sales with respect to the same period in the previous year.

3. Semi-Annual Report.

The Company's consolidated semi-annual report for the second half of 1999 filed with the C.N.M.V. on March 1, 2000. The report summarizes the financial performance of the Company during such period noting a 175% increase in net profit after taxes with respect to the same period in the previous year.

4. Quarterly Report.

The Company's consolidated quarterly report for the third quarter of 1999 filed with the C.N.M.V. on November 16, 1999. The report summarizes the financial performance of the Company during the third quarter of 1999 noting a 21% increase in net sales with respect to the same period in the previous year.

5. Semi-Annual Report.

The Company's consolidated semi-annual report for the first half of 1999 filed with the C.N.M.V. on August 4, 1999. The report summarizes the financial performance of the Company during such period noting a 4.4% increase in net profit from ordinary activities with respect to the same period in the previous year.

6. Quarterly Report

The Company's consolidated quarterly report for the first quarter of 1999 filed with the C.N.M.V. on May 12, 1999. The report summarizes the financial performance of the Company during the first quarter of 1999 noting a 4.5% increase in net sa[illegible] to the same period in the previous year.

7. Semi-Annual Report

The Company's consolidated semi-annual report for the second half of 1998 filed with the C.N.M.V. on March 1, 1999. The report summarizes the financial performance of the Company during such period noting an 8% increase in net sales with respect to the same period in the previous year.

B. Notices of Other Communications

8. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed October 5, 2000, providing a copy of the information presented by the Company to analysts and investors at a meeting held on October 5, 2000 and which was organized by the Institute of Financial Analysts (*Instituto de Analistas Financieros*). The presentation materials include information relating to significant Company events, estimated and projected financial information of the Company, Zelnova, S.A., Xylazel, S.A., Pharma Mar, S.A. and Pharma Gen, S.A., as well as the status of clinical trials and product development.

9. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed August 3, 2000, providing additional information with respect to the subscription and sale of shares in connection with the Spanish prospectus dated June 22, 2000.

10. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed May 9, 2000, providing a copy of financial information presented by the Company to analysts and investors at a meeting held on May 8, 2000 and which was organized by Caja de Madrid.

11. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed February 28, 2000, clarifying comments made by the Company in an interview with *Diario Expansión* published February 26, 2000.

12. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed November 21, 1999, noting presentations made by the Company at the conference of Molecular Targets and Cancer Therapeutics discussing updates of the Company's phase I and phase II clinical trials.

13. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed November 10, 1999, noting the Company's denial of certain comments published in a recent article by the *Bloomberg* news agency. The Company also disclosed the content of presentations to be made at an upcoming conference.

14. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed September 16, 1999, disclosing statements and conclusions made at the "European Cancer Conference" by certain doctors with respect to the Company's phase I and phase II patient clinical trial data.

C. Notice of Prior Communications

None

D. Notice of Significant Company Events

15. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed October 5, 2000, providing a copy of the information presented by the Company to analysts and investors at a meeting held on October 5, 2000 and which was organized by the Institute of Financial Analysts (*Instituto de Analistas Financieros*). The presentation materials include information relating to significant Company events, estimated and projected financial information of the Company, Zelnova, S.A., Xylazel, S.A., Pharma Mar and Pharma Gen, S.A., as well as the status of clinical trials and product development.

16. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed May 10, 2000, providing a copy of the information presented by the Company to analysts and investors at a meeting held on May 10, 2000. The presentation materials include information relating to significant Company events, estimated and projected financial information of the Company, Zelnova, S.A., Xylazel, S.A., Pharma Mar and Pharma Gen, S.A., as well as the status of clinical trials and product development.

17. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 10, 2000, providing minutes of the general ordinary shareholders meeting held May 8, 2000. The shareholders discussed and approved (i) the re-election of the members of the board of directors, (ii) the annual report of the Company for fiscal 1999, (iii) the re-election of the auditors of the Company, (iv) an increase in the capital stock of the Company through the issuance of new shares to be offered in exchange for shares of Pharma Mar at a ratio of one share of Pharma Mar for each 22 new shares of the Company, (v) an increase in the capital stock of the Company, upon completion of the first capital increase, in the amount of 840,000 Euros through the issuance of 3,000,000 new ordinary shares to be offered to public investors, (vi) a public offering of shares owned by the shareholders of Pharma Mar who have expressed their intention to sell the shares of the Company that they may receive as result of the capital increase, (vii) an increase in the capital stock of the Company upon completion of the second capital increase in the amount of 182,000 Euros through the issuance of 650,000 new ordinary shares to be offered for over-allotment and stabilization purposes, (viii) the authorization of the Company to acquire its own shares either directly or through any of its 50% subsidiaries and (ix) the modification of the by-laws of the Company.

G. Press Releases

None

H. Offering Memoranda

None

Security reference:

02 JAN 30 AM 8:56

Information about:
HALF YEAR: 1 YEAR: 2000

I. IDENTIFICATION OF ISSUER

Company name: ZELTIA, S.A.
Business address: TOMÁS A. ALONSO, 132 VIGO (PONTEVEDRA)
Tax identification number: A-36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Mª Luisa de Francia Caballero
Chief Finance Officer
Notary: Ernesto Regueira Núñez
Protocol no.: 899/98
Date: 23 July 98
Signature: (signed)

CONTENTS OF HALF-YEAR INFORMATION
(mark with an X if affirmative)

		Individual	Consolidated
I. Identification of Issuer	0010	x	
II. Change in consolidated group	0020		x
III. Basis of presentation and Valuation standards	0030	x	x
IV. Balance sheet	0040	x	x
V. Income statement	0050	x	x
VI. Breakdown of net revenues by activity	0060	x	x
VII. Number of employees	0070	x	x
VIII. Business performance	0080	x	x
IX. Distributed dividends	0090	x	
X. Significant events	0100	x	x
XI. Annex explaining significant events	0110	x	x
XII. Auditors' special report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

In May, Zeltia founded 2 Companies: GENOMICA, S.A. and NEUROPHARMA, S.A, with a share capital of 10 million pesetas each. These two companies have not developed any type of business since their foundation, they have no assets, and, during the consolidation process, their equity has been eliminated against the investment made in them; consequently, they do not impair the comparability of the accounts of the same period of last year with those of June 2000.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

This information about the first half of 2000 has been prepared in accordance with the accounting principles, standards and policies established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1815/91, which approved the standards for preparing consolidated accounts.

They are homogeneous and comparable with those of the previous year.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IV. BALANCE SHEET OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210	688	597
II. Intangible assets	0220	31	20
II.1. Rights on leased assets	0221	16	12
II.2. Other intangible assets	0222	15	8
III. Tangible fixed assets	0230	15,672	15,465
IV. Financial investments	0240	59,694	48,472
V. Long-term treasury stock	0250	0	0
VI. Long-term operating receivables	0255	0	0
B) FIXED ASSETS (1)	0260	76,085	64,554
C) DEFERRED CHARGES (2)	0280	1	2
I. Due from shareholders for capital calls	0290	0	0
II. Inventories	0300	0	0
III. Accounts receivable	0310	9,365	6,368
IV. Short-term financial investments	0320	7,128	5,323
V. Short-term treasury stock	0330	6,454	1,237
VI. Cash	0340	33	25
VII. Accruals	0350	3	0
D) CURRENT ASSETS	0360	22,983	12,953
TOTAL ASSETS (A + B + C + D)	0370	99,069	77,509
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	10,162	10,081
II. Reserves	0510	55,240	35,761
III. Prior years' income	0520	0	0
IV. Income for the year	0530	2,625	3,564
V. Interim dividend paid during the year	0550	0	0
A) SHAREHOLDERS' EQUITY	0560	68,027	49,406
B) DEFERRED REVENUES (3)	0590	0	0
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	241	291
I. Debentures and other marketable debt securities	0610	0	0
II. Payable to credit entities	0615	14,205	7,554
III. Payable to group and associated companies	0620		
IV. Long-term operating payables	0625		
V. Other long-term debt	0630	129	116
D) LONG-TERM LIABILITIES	0640	14,334	7,670
I. Debentures and other marketable debt securities	0650	0	0
II. Payable to credit entities	0655	3,836	4,042
III. Payable to group and associated companies	0660	9,484	13,212
IV. Trade accounts payable	0665	234	8
V. Other short-term debts	0670	2,614	2,788
VI. Accruals	0680	299	92
E) CURRENT LIABILITIES (4)	0690	16,467	20,142
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	99,069	77,509

V. RESULTS OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	0800	1,568	100.00%	1,459	100.00%
+ Other revenues (6)	0810		0.00%		0.00%
+/- Variation in finished products and products in process inventories	0820		0.00%		0.00%
= TOTAL VALUE OF OUTPUT	0830	1,568	100.00%	1,459	100.00%
- Net purchases	0840		0.00%		0.00%
+/- Variation in inventories of merchandise, raw materials and other consumables	0850		0.00%		0.00%
- External and operating expenses (7)	0860	-989	-63.07%	-987	-67.65%
= ADJUSTED VALUE ADDED	0870	579	36.93%	472	32.35%
+/- Other expenses and revenues (8)	0880		0.00%		0.00%
- Personnel expenses	0890	-637	-40.63%	-544	-37.29%
= GROSS OPERATING PROFIT	0900	-58	-3.70%	-72	-4.93%
- Provision for depreciation	0910	-422	-26.91%	-353	-24.19%
- Provision to the reversion reserve	0915		0.00%		0.00%
- Variation in operating provisions (9)	0920		0.00%		0.00%
= NET OPERATING PROFIT	0930	-480	-30.61%	-425	-29.13%
+ Financial revenues	0940	3,240	206.63%	5,019	344.00%
- Financial expenses	0950	-548	-34.95%	-364	-24.95%
+ Capitalized interest and exchange gains/losses	0960		0.00%		0.00%
- Provision for amortization and financial assets (10)	0970		0.00%		0.00%
= ORDINARY PROFIT	1020	2,212	141.07%	4,230	289.92%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	1021	18,405	1,173.79%	-2	-0.14%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	1023	-27,024	-1,723.47%	-4,819	-330.29%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	1025	8,934	569.77%	6,069	415.97%
+/- Prior years' income (14)	1026	4	0.26%	-29	-1.99%
+/- Other extraordinary income (15)	1030	-2	-0.13%	2	0.14%
= EARNINGS BEFORE TAXES	1040	2,529	161.29%	5,451	373.61%
+/- Corporate income and other taxes	1042	96	6.12%	-1,887	-129.34%
= INCOME FOR THE YEAR	1044	2,625	167.41%	3,564	244.28%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I. Start-up expenses	1210	1,032	1,052
II. Intangible assets	1220	56,026	38,962
II.1. Rights on leased assets	1221	2,814	1,616
II.2. Other intangible assets	1222	53,212	37,346
III. Tangible fixed assets	1230	25,082	22,442
IV. Financial investments	1240	8,873	11,927
V. Long-term shares of Controlling Company	1250	0	0
VI. Long-term operating receivables	1255	0	0
B) FIXED ASSETS (1)	1260	91,013	74,383
C) GOODWILL IN CONSOLIDATION	1270	9,889	19,780
D) DEFERRED CHARGES (2)	1280	522	404
I. Due from shareholders for capital calls	1290	0	0
II. Inventories	1300	6,815	6,483
III. Accounts receivable	1310	38,352	27,021
IV. Short-term financial investments	1320	2,308	5,350
V. Short-term shares of Controlling Company	1330	6,454	1,237
VI. Cash	1340	2,106	6,246
VII. Accruals	1350	359	305
E) CURRENT ASSETS	1360	56,394	46,642
TOTAL ASSETS (A + B + C + D + E)	1370	157,818	141,209
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	10,162	10,081
II. Reserves at Controlling Company	1510	65,957	42,451
III. Reserves at Consolidated Companies (16)	1520	10,022	22,026
IV. Translation differences (17)	1530		
V. Income attributable to the Controlling Company	1540	11,644	5,558
VI. Interim dividends paid during the year	1550		
A) SHAREHOLDERS' EQUITY	1560	97,785	80,116
B) EXTERNAL SHAREHOLDERS	1570	532	18,999
C) NEGATIVE GOODWILL IN CONSOLIDATION	1580	449	448
D) DEFERRED REVENUES (3)	1590	675	670
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	1,028	1,014
I. Debentures and other marketable debt securities	1610	0	0
II. Payable to credit entities	1615	21,288	13,792
III. Long-term operating payables	1625		
IV. Other long-term debt	1630	129	118
F) LONG-TERM LIABILITIES	1640	21,417	13,910
I. Debentures and other marketable debt securities	1650	0	0
II. Payable to credit entities	1655	10,485	8,055
IV. Trade accounts payable	1665	17,135	10,855
V. Other short-term debts	1670	8,014	7,051
VI. Accruals	1680	298	91
G) CURRENT LIABILITIES (4)	1690	35,932	26,052
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	157,818	141,209

V. RESULTS OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	1800	28,930	100.00%	27,317	100.00%
+ Other revenues (6)	1810	8,803	30.43%	4,539	16.62%
+/- Variation in finished products and products in process inventories	1820	1,518	5.25%	1,917	7.02%
= TOTAL VALUE OF OUTPUT	1830	39,251	135.68%	33,773	123.63%
- Net purchases	1840	-14,996	-51.84%	-15,197	-55.63%
+/- Variation in inventories of merchandise, raw materials and other consumables	1850		0.00%		0.00%
- External and operating expenses (7)	1860	-12,612	-43.59%	-7,952	-29.11%
= ADJUSTED VALUE ADDED	1870	11,643	40.25%	10,624	38.89%
+/- Other expenses and revenues (8)	1880		0.00%		0.00%
- Personnel expenses	1890	-6,468	-22.36%	-5,658	-20.71%
= GROSS OPERATING PROFIT	1900	5,175	17.89%	4,966	18.18%
- Provision for depreciation	1910	-1,128	-3.90%	-950	-3.48%
- Provision to the reversion reserve	1915		0.00%		0.00%
- Variation in operating provisions (9)	1920	-23	-0.08%	-22	-0.08%
= NET OPERATING PROFIT	1930	4,024	13.91%	3,994	14.62%
+ Financial revenues	1940	481	1.66%	126	0.46%
- Financial expenses	1950	-732	-2.53%	-652	-2.39%
+ Capitalized interest and exchange gains/losses	1960	-50	-0.17%	-28	-0.10%
- Provision for amortization and financial assets(10)	1970	486	1.68%		0.00%
+/- Translation gains/losses (18)	1980		0.00%		0.00%
+/- Income from companies carried by the equity method	1990	391	1.35%	358	1.31%
- Amortization of goodwill in consolidation	2000	-758	-2.62%	-1,318	-4.82%
+ Reversal of negative goodwill in consolidation	2010		0.00%		0.00%
= ORDINARY PROFIT	2020	3,842	13.28%	2,480	9.08%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	2021	540	1.87%	-1	0.00%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	2023		0.00%		0.00%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	2025	8,717	30.13%	6,069	22.22%
+/- Prior years' income (14)	2026		0.00%		0.00%
+/- Other extraordinary income (15)	2030	71	0.25%	-20	-0.07%
= CONSOLIDATED INCOME BEFORE TAX	2040	13,170	45.52%	8,528	31.22%
+/- Corporate income tax	2042	-1,543	-5.33%	-3,274	-11.99%
= CONSOLIDATED INCOME FOR THE YEAR	2044	11,627	40.19%	5,254	19.23%
+/- External shareholders	2050	17	0.06%	305	1.12%
= INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060	11,644	40.25%	5,559	20.35%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

		INDIVIDUAL		CONSOLIDATED	
ACTIVITY		Current year	Previous year	Current year	Previous year
Office rent	2100	1,543	1,436	1,511	1,436
Services rendered	2105	25	24	331	597
Sales	2110			27,088	25,284
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Completed work pending certification (*)	2145				
TOTAL REVENUES	2150	1,568	1,460	28,930	27,317
Spanish market	2160	1,568	1,460	25,930	25,317
Exports:					
European Union	2170			2	2
OECD countries	2173				
Other countries	2175			1	

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL EMPLOYEES	3000	19	18	325	283

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary results; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

ZELTIA, S.A.

Zeltia, S.A.'s net revenues were obtained from leasing the 3 buildings comprising the Real Estate division. The increase (7%) was due to higher occupancy at the Coslada, Calle Alcarria 7 building, and to rent increases.

Financial revenues comprise dividends received from Group and Associated Companies. Through June 2000, total dividends received amounted to 2.88 million euros (479 million pesetas), as against 9.94 million euros (822 million pesetas) through June 1999,.

Financial expenses increased by 50% this year (548 thousand euros through June 2000 vs. 264 thousand euros through June 1999) due to the Company's greater indebtedness in this period with respect to the same period of last year, and also due to a slight increase in interest rates.

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary results; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

Regarding Extraordinary Revenues, there was a capital gain of 17.2 million euros (2,867 million pesetas) as a result of the sale of Pharma Mar shares to another Group Company 100%-owned by Zeltia. This capital gain was eliminated in consolidation.
Subsequently, the company acquired Pharma Mar shares at a higher price than the underlying book value, which meant that it needed to book a provision under Extraordinary Expenses amounting to 27.2 million euros (4,496 million pesetas). This provision was also eliminated in consolidation.
Extraordinary Revenues include the gain on the sale of treasury stock, which through 30 June amounted to 8.9 million euros (1,486 million pesetas), as against 6.06 million euros (1,009 million pesetas) obtained under the same heading through June 1999.

ZELTIA GROUP

The Group's Revenues increased by 6% with respect to the same period of the previous year.

The "Other Revenues" caption, which increased by 94% with respect to the previous year, contains the amount allocated to Pharma Mar for developing antitumor compounds.

Operating Expenses increased by 19% due to the increase in the amount allocated to Pharma Mar for developing compounds.

Financial Expenses increased by 12% between the two periods.

Ordinary Profit includes all these factors and it increased by 50% with respect to the same period of the previous year.

Regarding Extraordinary Income, gains on the sale of shares of the Controlling Company increased by 44% with respect to June 1999.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

NO DIVIDENDS HAVE BEEN DISTRIBUTED SINCE THE START OF THE BUSINESS YEAR.

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220		x
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250		x
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

INCREASE AND DECREASE IN SHARE CAPITAL OR SECURITIES VALUE:

On 15 March 2000, the company reported a Significant Event relating to the decision adopted by the Board of Directors of Zeltia, S.A. to offer all the shareholders of PHARMA MAR an exchange of their PHARMA MAR shares (approx. 29% of the company's capital) for Zeltia shares, in which 22 Zeltia shares would be exchanged for 1 Pharma Mar share.

On 18 April, the company reported a Significant Event in which it informed the CNMV of the summoning of the Shareholders' Meeting of Zeltia and its agenda, which included the following resolutions to be adopted:
- Capital increase via non-monetary contributions comprising Pharma Mar shares, with the issuance of a maximum of 3,821,862 shares with a par value of 0.28 euros, and an issue premium of 4.27 euros per share, excluding all preferential subscription rights.
- Capital increase via monetary contributions with the issuance of 3,000,000 new shares for a nominal amount of 840,000 euros.
- Capital increase via monetary contributions, through the issuance of a maximum of 650,000 new shares for a nominal amount of up to 182,000 euros, which will be offered to the financial institutions participating in the aforementioned primary public offering.
- The Company will arrange a secondary public offering of the shares of those shareholders of Pharma Mar who inform the Company of their intention to sell their shares in the Company which had been attributed to them as a result of the increase in first capital. This secondary public offering will take place simultaneously with the primary public offering and under the same terms and conditions.

On 9 May, the company reported a Significant Event relating to the resolutions adopted by the Shareholders' Meeting on 8 May regarding the aforementioned Capital Increases.

AMENDMENTS TO THE COMPANY BYLAWS:

As a result of the aforementioned capital increases.

OTHER SIGNIFICANT EVENTS:

15 March: The company clarified news published in "Expansión" newspaper on 15 March.

11 April: under "Other Communications", the company provided the Press Release about the American Association for Cancer Research Annual Meeting with respect to Pharma Mar compounds.

10 May: the company sent a copy of the presentation to analysts and investors made by the Company's Chairman.

24 May: under "Other Communications", the company sent a summary of the presentations at the American Society of Clinical Oncology (ASCO) Annual Meeting by the oncologists who were carrying out clinical trials of Pharma Mar compounds.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

2

GENEF

SECURITY REFERENCE:

02 JAN 30 AM 8:56

ADVANCE ON QUARTERLY RESULTS:
QUARTER: 1 YEAR: 2000

Company name: ZELTIA, S.A.
Business address: Tomás A. Alonso, 132. VIGO (Pontevedra)
Tax identification number: A-36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:

Mª Luisa de Francia Caballero
Controller
Notary: Ernesto Regueira Núñez
Protocol no.: 899/98
Date: 23 July 98
Signature: (signed)

A) ADVANCE ON QUARTERLY RESULTS
Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	827	728	13,530	12,699
EARNINGS BEFORE TAXES	1040	1,534	3,871	8,569	6,383
EARNINGS AFTER TAXES	1044	1,956	2,516	8,775	4,147
Earnings attributed to External Shareholders	2050			118	106
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			8,893	4,253
SUBSCRIBED CAPITAL	0500	9,123	10,080		
AVERAGE NUMBER OF EMPLOYEES	3000	18	18	320	279

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA, S.A. – INDIVIDUAL COMPANY

Zeltia's net revenues (from leasing offices) increased by 14% with respect to the same period of the previous year due to higher occupancy at its buildings. The company expects to maintain this level of increase throughout the year.

The final result was lower than that of the same period of the previous year because of the provisions for additional acquisitions in Pharma Mar, S.A. The result will improve throughout the year when the company receives, among other revenues, dividends from

the other subsidiaries. Through March, the company had only received dividends from Xylazel (2.74 million euros).

B) BUSINESS PERFORMANCE (cont.)

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA CONSOLIDATED GROUP

Consolidated net revenues increased by 23%. Note, however, that in the first quarter of the previous year, Xylazel was 50% proportionally consolidated, i.e. only 50% of its total revenues and expenses was included in the consolidated accounts, whereas Xylazel is fully consolidated 100% in the first quarter of 2000. Adjusting for this circumstance, net revenues would have increased by 7%.

Profit in this period increased by 100% due mainly to full consolidation of 100% of Xylazel, extraordinary revenues of 6.47 million euros from the sale of shares of the controlling company, and gains on the sale of certain small short-term investments and some fixed assets, which totaled nearly 1 million euros.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

This accounting information was prepared in accordance with the accounting principles, criteria and standards established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1815/91, dated 20 December, which approved the standards for preparing consolidated accounts.
The criteria have not changed with respect to the latest audited accounts; accordingly, the accounts are homogeneous and comparable with those of the previous year.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

NO DIVIDENDS HAVE BEEN DISTRIBUTED SINCE THE START OF THE BUSINESS YEAR.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220		x
4. Increase and decrease in share capital or securities value	3230		x
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250		x
7. Amendments to the Company Bylaws	3260		x
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

OTHER SIGNIFICANT EVENTS:

On 15 March 1999, the company reported a SIGNIFICANT EVENT relating to the decision adopted by the Board of Directors of Zeltia, S.A. to offer all the shareholders of PHARMA MAR an exchange of their PHARMA MAR shares (approx. 29% of the company's capital) for Zeltia shares, in which 22 Zeltia shares would be exchanged for 1 Pharma Mar share.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

3

Information about:

HALF YEAR: 2 YEAR: 1ǂ

02 JAN 30 AM 8: 56

I. IDENTIFICATION OF ISSUI

Company name: ZELTIA, S.A.
Business address: TOMÁS A. ALONSO, 132 VIGO (PONTEVEDRA)
Tax identification number: A-36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:

MARÍA LUISA DE FRANCIA CABALLERO
CONTROLLER
NOTARY: ERNESTO REGUEIRA NÚÑEZ
PROTOCOL NO.: 899/98
DATE: 23 JULY 1998
Signature:

CONTENTS OF HALF-YEAR INFORMATION
(mark with an X if affirmative)

		Individual	Consolidated
I. Identification of Issuer	0010	x	
II. Change in consolidated group	0020		x
III. Basis of presentation and Valuation standards	0030	x	x
IV. Balance sheet	0040	x	x
V. Income statement	0050	x	x
VI. Breakdown of net revenues by activity	0060	x	x
VII. Number of employees	0070	x	x
VIII. Business performance	0080	x	x
IX. Distributed dividends	0090	x	
X. Significant events	0100	x	x
XI. Annex explaining significant events	0110	x	x
XII. Auditors' special report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

There were no additions to or eliminations from the consolidated group.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

The accounting principles, standards and criteria used are in accordance with current regulations.

With respect to the previous year, the criteria have not changed in the preparation of these financial statements.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IV. BALANCE SHEET OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210	511	641
II. Intangible assets	0220	35	19
II.1. Rights on leased assets	0221	16	16
II.2. Other intangible assets	0222	19	3
III. Tangible fixed assets	0230	15,151	15,628
IV. Financial investments	0240	49,056	26,514
V. Long-term treasury stock	0250		
VI. Long-term operating receivables	0255		
B) FIXED ASSETS (1)	0260	64,753	42,802
C) DEFERRED CHARGES (2)	0280	1	16
I. Due from shareholders for capital calls	0290		
II. Inventories	0300		
III. Accounts receivable	0310	6,361	4,868
IV. Short-term financial investments	0320	6,555	7,629
V. Short-term treasury stock	0330	2,407	3,502
VI. Cash	0340	26	27
VII. Accruals	0350	3	
D) CURRENT ASSETS	0360	15,352	16,026
TOTAL ASSETS (A + B + C + D)	0370	80,106	58,844
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	9,123	9,486
II. Reserves	0510	35,090	33,009
III. Prior years' income	0520		
IV. Income for the year	0530	4,312	3,449
V. Interim dividend paid during the year	0550		
A) SHAREHOLDERS' EQUITY	0560	48,525	45,944
B) DEFERRED REVENUES (3)	0590		12
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	241	314
I. Debentures and other marketable debt securities	0610		
II. Payable to credit entities	0615	13,355	4,825
III. Payable to Group and Associated companies	0620		
IV. Long-term operating payables	0625		
V. Other long-term debt	0630	105	101
D) LONG-TERM LIABILITIES	0640	13,460	4,926
I. Debentures and other marketable debt securities	0650		
II. Payable to credit entities	0655	3,805	2,316
III. Payable to Group and Associated companies	0660	11,715	4,202
IV. Trade accounts payable	0665	158	138
V. Other short-term debts	0670	2,110	901
VI. Accruals	0680	92	91
E) CURRENT LIABILITIES (4)	0690	17,880	7,648
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	80,106	58,844

V. RESULTS OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	0800	2,937	100.00%	2,933	100.00%
+ Other revenues (6)	0810		0.00%	1	0.03%
+/- Variation in finished products and products in process inventories	0820		0.00%		0.00%
= TOTAL VALUE OF OUTPUT	0830	2,937	100.00%	2,934	100.03%
- Net purchases	0840		0.00%		0.00%
+/- Variation in inventories of merchandise, raw materials and other consumables	0850		0.00%		0.00%
- External and operating expenses (7)	0860	-1,713	-58.32%	-1,536	-52.37%
= ADJUSTED VALUE ADDED	0870	1,224	41.68%	1,398	47.66%
+/- Other expenses and revenues (8)	0880	-99	-3.37%	-99	-3.38%
- Personnel expenses	0890	-1,211	-41.23%	-1,164	-39.69%
= GROSS OPERATING PROFIT	0900	-86	-2.93%	135	4.60%
- Provision for depreciation	0910	-748	-25.47%	-745	-25.40%
- Provision to the reversion reserve	0915		0.00%		0.00%
- Variation in operating provisions (9)	0920	-60	-2.04%	-11	-0.38%
= NET OPERATING PROFIT	0930	-894	-30.44%	-621	-21.17%
+ Financial revenues	0940	6,708	228.40%	6,617	225.61%
- Financial expenses	0950	-1,304	-44.40%	-1,257	-42.86%
+ Capitalized interest and exchange gains/losses	0960		0.00%		0.00%
- Provision for amortization and financial assets (10)	0970	-17	-0.58%	125	4.26%
= ORDINARY PROFIT	1020	4,493	152.98%	4,864	165.84%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	1021	44	1.50%	-40	-1.36%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	1023	-7,472	-254.41%	-2,482	-84.62%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	1025	6,275	213.65%	1,223	41.70%
+/- Prior years' income (14)	1026	-142	-4.83%	-157	-5.35%
+/- Other extraordinary income (15)	1030	1	0.03%	-615	-20.97%
= EARNINGS BEFORE TAXES	1040	3,199	108.92%	2,793	95.23%
+/- Corporate income and other taxes	1042	1,113	37.90%	656	22.37%
= INCOME FOR THE YEAR	1044	4,312	146.82%	3,449	117.59%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I. Start-up expenses	1210	910	806
II. Intangible assets	1220	47,731	34,481
II.1. Rights on leased assets	1221	2,883	2,499
II.2. Other intangible assets	1222	44,848	31,982
III. Tangible fixed assets	1230	22,603	21,450
IV. Financial investments	1240	11,292	9,996
V. Long-term shares of Controlling Company	1250	0	36
VI. Long-term operating receivables	1255		
B) FIXED ASSETS (1)	1260	82,536	66,769
C) GOODWILL IN CONSOLIDATION	1270	8,254	3,010
D) DEFERRED CHARGES (2)	1280	392	393

I. Due from shareholders for capital calls	1290	0	0
II. Inventories	1300	4,776	3,525
III. Accounts receivable	1310	18,960	11,994
IV. Short-term financial investments	1320	5,572	7,297
V. Short-term shares of Controlling Company	1330	2,689	3,502
VI. Cash	1340	4,254	2,046
VII. Accruals	1350	125	38
E) CURRENT ASSETS	1360	36,376	28,402
TOTAL ASSETS (A + B + C + D + E)	1370	127,558	98,574
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	9,123	9,486
II. Reserves at Controlling Company	1510	43,282	38,950
III. Reserves at Consolidated Companies (16)	1520	7,390	10,742
IV. Translation differences (17)	1530		
V. Income attributable to the Controlling Company	1540	9,673	3,509
VI. Interim dividends paid during the year	1550		
A) SHAREHOLDERS' EQUITY	1560	69,468	62,687
B) EXTERNAL SHAREHOLDERS	1570	18,155	10,154
C) NEGATIVE GOODWILL IN CONSOLIDATION	1580	448	449
D) DEFERRED REVENUES (3)	1590	734	625
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	963	851
I. Debentures and other marketable debt securities	1610		
II. Payable to credit entities	1615	19,055	10,773
III. Long-term operating payables	1625		
IV. Other long-term debt	1630	105	104
F) LONG-TERM LIABILITIES	1640	19,160	10,877
I. Debentures and other marketable debt securities	1650		
II. Payable to credit entities	1655	6,497	6,230
IV. Trade accounts payable	1665	7,598	3,996
V. Other short-term debts	1670	4,443	2,614
VI. Accruals	1680	92	91
G) CURRENT LIABILITIES (4)	1690	18,630	12,931
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	127,558	98,574

V. RESULTS OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	1800	47,927	100.00%	38,595	100.00%
+ Other revenues (6)	1810	13,648	28.48%	6,851	17.75%
+/- Variation in finished products and products in process inventories	1820	342	0.71%	11	0.03%
= TOTAL VALUE OF OUTPUT	1830	61,917	129.19%	45,457	117.78%
- Net purchases	1840	-26,061	-54.38%	-17,892	-46.36%
+/- Variation in inventories of merchandise, raw materials and other consumables	1850	0	0.00%	-57	-0.15%
- External and operating expenses (7)	1860	-14,996	-31.29%	-11,922	-30.89%
= ADJUSTED VALUE ADDED	1870	20,860	43.52%	15,586	40.38%
+/- Other expenses and revenues (8)	1880	0	0.00%	-522	-1.35%
- Personnel expenses	1890	-11,913	-24.86%	-8,560	-22.18%
= GROSS OPERATING PROFIT	1900	8,947	18.67%	6,504	16.85%
- Provision for depreciation	1910	-2,017	-4.21%	-1,768	-4.58%
- Provision to the reversion reserve	1915		0.00%		0.00%
- Variation in operating provisions (9)	1920	-126	-0.26%	-54	-0.14%
= NET OPERATING PROFIT	1930	6,804	14.20%	4,682	12.13%
+ Financial revenues	1940	546	1.14%	1,172	3.04%
- Financial expenses	1950	-2,458	-5.13%	-1,827	-4.73%
+ Capitalized interest and exchange gains/losses	1960		0.00%		0.00%
- Provision for amortization and financial assets(10)	1970		0.00%		0.00%
+/- Translation gains/losses (18)	1980		0.00%		0.00%
+/- Income from companies carried by the equity method	1990	725	1.51%	668	1.73%
- Amortization of goodwill in consolidation	2000	-1,276	-2.66%	-862	-2.23%
+ Reversal of negative goodwill in consolidation	2010		0.00%		0.00%
= ORDINARY PROFIT	2020	4,341	9.06%	3,833	9.93%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	2021	39	0.08%	-167	-0.43%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	2023	4	0.01%	0	0.00%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	2025	6,481	13.52%	1,402	3.63%
+/- Prior years' income (14)	2026		0.00%		0.00%
+/- Other extraordinary income (15)	2030	-332	-0.69%	-944	-2.45%
= CONSOLIDATED INCOME BEFORE TAX	2040	10,533	21.98%	4,124	10.69%
+/- Corporate income tax	2042	-1,444	-3.01%	-994	-2.58%
= CONSOLIDATED INCOME FOR THE YEAR	2044	9,089	18.96%	3,130	8.11%
+/- External shareholders	2050	586	1.22%	379	0.98%
= INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060	9,675	20.19%	3,509	9.09%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

		INDIVIDUAL		CONSOLIDATED	
ACTIVITY		Current year	Previous year	Current year	Previous year
Office rent	2100	2,885	2,733	2,885	2,733
Services rendered	2105	52	201	1,324	2,608
Sales	2110			43,718	33,254
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Completed work pending certification (*)	2145				
TOTAL REVENUES	2150	2,937	2,934	47,927	38,595
Spanish market	2160	2,937	2,934	47,927	38,595
Exports:					
European Union	2170				
OECD countries	2173				
Other countries	2175				

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL EMPLOYEES	3000	19	18	320	286

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary income; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

ZELTIA, S.A.:

Zeltia, S.A.'s Balance Sheet shows an increase in Financial Investments (due to the acquisition of 50% of Xylazel and a capital increase in, and subsequent acquisitions of, Pharma Mar, increasing Zeltia, S.A.'s holding by 5.6%) and an increase in debt on the liabilities side.

With respect to the Income Statement, operating revenues were maintained, dividends received from Group companies increased and, in Extraordinary Revenues, the company obtained gains on the sale of shares of the controlling company (6,275 thousand euros). In Expenses, both operating and financial expenses (which increased at year-end) were similar to the previous year and extraordinary expenses increased considerably due to the provision to adjust the Underlying Book Value of the holding in Pharma Mar to the investment made in it (7,472 thousand euros).

As a result, Earnings after Taxes increased by 25% with respect to the same period of the previous year: 4,312 thousand euros in 1999 as against 3,449 thousand euros in 1998.

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary income; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

ZELTIA GROUP:

In the consolidated accounts, the Assets side reflected an increase in Goodwill in consolidation due to the increase in the stake in Pharma Mar and Xylazel since the company paid more than the Underlying Book Value for this increase. In Liabilities, Shareholders' Equity and External Shareholders, as well as debt, increased with respect to the previous year.

The consolidated Income Statement showed that Xylazel was 100% consolidated this year, whereas it had only been 50% consolidated the previous year.

Operating Profit increased by 45% due not only to the effect of the change in the consolidation of Xylazel but also to the increase in net sales of the companies comprising the Group, as well as to the larger amount allocated to R&D (108% higher than in the previous year). Extraordinary Revenues increased as a result of the gain on the sale of shares of the controlling company.

Consolidated Earnings after Tax increased by 175% with respect to the previous year.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

No dividends were distributed in 1999. There were 2 reductions of par value with capital refunds to the shareholders: one in January (0.01 euros per share) and the other one in July (0.05 euros per share).

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	x	
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250	x	
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

3. OTHER SIGNIFICANT INCREASES AND DECREASES IN FIXED ASSETS:

On 29 April, the company reported that it had acquired WILLIAMS Int. Ltd.'s block of shares of XYLAZEL, S.A., comprising 50% of its capital. After this acquisition, Zeltia became the owner of 100% of XYLAZEL.

4. INCREASES AND DECREASES IN SHARE CAPITAL OR SECURITIES VALUE:

On 8 January 1999, the company reported the following Significant Event: an increase in share capital of 116 million pesetas charged to unrestricted reserves, by increasing the shares' par value. Redenomination of capital in euros, resulting in 5 euros per share. A subsequent 5-for-1 split of shares in which the par value became 1 euro per share.

On 29 January, the company reported a Significant Event relating to the following resolution by the Board of Directors: a decrease in share capital through reducing the shares' par value by 0.01 euros, with refund to the shareholder. A 3-for-1 split of shares in which the par value became 0.33 euros per share.

On 22 March, the company reported a Significant Event relating to the resolution by the Board of Directors to propose to the Shareholders' Meeting a 1-for-15 bonus issue, i.e. by issuing 2,036,475 new shares. The Shareholders' Meeting adopted the resolution on 14 April.

On 1 July, the company reported a Significant Event relating to the resolution by the Shareholders' Meeting on 30 June, where the decision was to decrease the par value of Zeltia's shares by 0.05 euros, i.e. a capital decrease of 1,629,180 euros, with refund to shareholders. The new par value of the shares became 0.28 euros per share.

6. CHANGES IN DIRECTORS OR BOARD OF DIRECTORS:

Mr. Fernando Gumuzio Iñiguez de Onzoño and Mr. Carlos Cuervo-Arango Martínez became Directors in a private capacity. Until then, they had acted as representatives of the companies CONTRISA and CARTERA B.M., respectively.

7. AMENDMENTS TO THE COMPANY BYLAWS:

The articles of the Bylaws were amended as a result of the aforementioned capital increases and decrease.

14. OTHER SIGNIFICANT EVENTS:

On 20 January, the company reported the contents of the presentations made by the Company at the Madrid, Barcelona, Valencia and Bilbao stock exchanges which included

the projection for 31 December 1998 and the projected 1999 results of the group Companies.

On 21 January, the company reported the start of Phase I clinical trials of its subsidiary Pharma Mar, S.A.'s antitumor compound Aplidine.

On 5 February, the company reported that Pharma Mar, S.A.'s antitumor compound, ET-743, had started Phase II clinical trials.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

On 5 February, the company reported that the Pharma Mar, S.A.'s antitumor compound, ET-743, started Phase II clinical trials.

On 19 February, the company reported its "Plan to adapt its IT systems to Y2K."

On 22 March, the company reported the resolution by the Board of Directors of Pharma Mar, S.A. to increase capital. On 12 May, the company reported that the increase was fully subscribed and paid.

On 12 May, the company reported that on 4 May the Board of Directors of Zeltia, S.A. resolved to approve the "Zeltia S.A. Code of Conduct" in matters relating to securities markets.

On 14 May, the company reported that it had established a Remuneration Committee.

On 15 July, the company reported a Significant Event in reply to a summons by the Market Supervision Department (CNMV) requiring the Company to report any event that might influence its share price.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

XII. AUDITORS' SPECIAL REPORT

(This section must be completed only in the information corresponding to the First Half of the year following the latest closed and audited year, and it is applicable only to issuer companies that, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are obliged to present an auditors' special report on their accounts if the auditors' report of the annual accounts of the previous year had waived an opinion or contained an adverse or qualified opinion. In this section, the company must include that it attaches as an annex to the half-year information the aforementioned auditors' special report, as well as a reproduction of the information or the statements given or made by the Company's Directors with respect to the updated situation of the qualifications included by the auditor in his audit report on the annual accounts of the previous year that, in accordance with the applicable Auditing Technical Standards, served as the basis for preparing the aforementioned special report.)

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

INSTRUCTIONS FOR COMPLETING THE HALF-YEAR REPORT

(GENERAL)

- Monetary amounts must be expressed in thousands of euros and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.
- The information to be included in the Business Performance caption must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as the company's financial and net worth position and other relevant data about its general operations.

- Definitions:

(1) Fixed assets and Investments must be expressed net of accumulated depreciation and amortization and provisions.

(2) Deferred charges comprise debt arrangement expenses (expenses for issuing and changing fixed-income securities and debt arrangement expenses, including public-deeding, taxes, securities printing and similar), deferred interest expenses on marketable securities (the difference between the reimbursement amount and the issue price of fixed-income securities and similar liabilities) and deferred interest expenses (the difference between the reimbursement amount and the amount received in debts other than those represented by fixed-income securities). In this section, electricity companies must also include the Electricity Industry Accrual Accounts.

(3) Deferred revenues comprise capital subsidies, exchange gains, deferred interest revenues (interest included in the nominal value of loans granted in operations, which must be recognized in earnings in future years) and other deferred revenues.

(4) The part of long-term debt maturing in under twelve (12) months must be reclassified to **Current liabilities.**

(5) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

(6) Other revenues comprise other sundry operating revenues, capitalized in-house work on fixed assets (except capitalized interest and exchange gains/losses) and operating subsidies (do not include capital subsidies transferred to period results).

(7) External and operating expenses include:

- Work performed by other companies, external services (leases, repairs, transport, insurance, energy, etc.), taxes (except corporate income tax) and other management expenses.

- Provisions for operating contingencies and expenses (major repairs, etc. excluding the provision for pensions and similar obligations, which must be included under personnel expenses).

(8) Other expenses and revenues comprise the gains or losses by non-management participants in transactions regulated by articles 239 to 243 of the Commercial Code and in other common operations of similar characteristics.

(9) Variation in operating provisions comprises the provisions for the period, less overprovisions and applications, to adjust valuations for reversible depreciation in inventories, and customer and other accounts receivable. Likewise, it must include losses due to outright bad debts.

(10) Provisions for amortization and financial assets comprise the provisions made in the period, less overprovisions and applications, to adjust valuations for reversible depreciation in marketable securities (except for those corresponding to holdings in the capital of group or associated companies) and other marketable securities and in short- and long-term non-trade loans.

(11) Gain/loss on intangible and tangible assets and control portfolio comprises the gains and losses on the disposal of intangible or tangible assets and of long-term holdings in the capital of group, multi-group or associated companies, or on the total or partial retirement from inventory due to losses caused by the irreversible depreciation of these assets.

(12) Variation in provisions for intangible and tangible assets and control portfolio comprises the provisions made in the period, less overprovisions and applications, to adjust valuations for reversible depreciation of intangible and tangible assets, as well as of long-term holdings in the capital of group and associated companies.

(13) Gain/loss on transactions with treasury stock and own debentures comprises the gains or losses on the retirement of debentures or on the disposal of shares and debentures issued by the company.

(14) Prior years' income comprises relevant income from prior years which, given their relative size, cannot be recorded due to their nature.

(15) *Other extraordinary income* comprises:

- The amount of capital subsidies transferred to period income.

- Sizeable extraordinary income and expenses which cannot be considered periodic when evaluating the company's future results.

(16) Reserves at Consolidated Companies include reserves at fully and proportionally consolidated companies and at those carried by the equity method.

(17) and **(18) Translation differences and gains/losses** (appear only in consolidation) comprise the differences arising when converting the foreign currency balances of consolidated companies (full, proportional or equity-method).

(19) Change in the companies comprising the Consolidated Group comprises solely the companies included or excluded in the consolidation process since the consolidated Annual Accounts of the most recent full year.

GENERAL

ADVANCE ON QUARTERLY RESULTS:
QUARTER: 3 YEAR: 1999

Company name: ZELTIA, S.A.
Business address: Tomás A. Alonso, 132, VIGO (PONTEVEDRA)
Tax identification number: A-36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:

Mª LUISA DE FRANCIA CABALLERO
CONTROLLER
NOTARY: Ernesto Regueira Núñez
Protocol No.: 899/98
Date: 23 July 1998
Signature:

A) ADVANCE ON QUARTERLY RESULTS
Units: Thousands of Euros

02 JAN 30 AM 8:07

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	2,201	2,222	39,469	32,597
EARNINGS BEFORE TAXES	1040	2,230	1,966	8,568	4,954
EARNINGS AFTER TAXES	1044	3,158	2,253	7,462	3,109
Earnings attributed to External Shareholders	2050			783	177
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			8,245	3,286
SUBSCRIBED CAPITAL	0500	9,123	8,432		
AVERAGE NUMBER OF EMPLOYEES	3000	18	16	290	272

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA, S.A.:

Net revenues were similar with respect to the same period of the previous year.
Income increased by 40% due to the increase in dividends distributed by the group companies and to the extraordinary income on the sale of own shares.

B) BUSINESS PERFORMANCE (cont.)

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by

this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA GROUP:

Net revenues increased by 21% due to larger sales by the Group companies and to the inclusion of 100% of Xylazel's revenues which, in the same period of the previous year, included 50% of its figures.

Income attributed to the controlling company grew by 150% due to the decrease in financial expenses, as a result of lower indebtedness in the first six months of the year and lower interest rates, and to the gain on the sale of shares of the controlling company.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

This information regarding the third quarter of 1999 was prepared in accordance with the accounting principles, standards and criteria established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1815/91, which approved the standards for preparing consolidated accounts.
The accounts are homogeneous and comparable with those of the previous year.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

The Company did not distribute any dividends this year.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	x	
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250	x	
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

INCREASES AND DECREASES IN SHARE CAPITAL OR SECURITIES VALUE:

On 8 January 1999, the company reported the following Significant Event: an increase in share capital of 116 million pesetas charged to unrestricted reserves, by increasing the shares' par value. Redenomination of capital in euros, resulting in 5 euros per share. A subsequent 5-for-1 split of shares in which the par value became 1 euro per share.

On 29 January, the company reported a Significant Event relating to the following resolution by the Board of Directors: a decrease in share capital through reducing the shares' par value by 0.01 euros, with refund to the shareholder. A 3-for-1 split of shares in which the par value became 0.33 euros per share.

On 22 March, the company reported a Significant Event relating to the resolution by the Board of Directors to propose to the Shareholders' Meeting a 1-for-15 bonus issue, i.e. by issuing 2,036,475 new shares. The Shareholders' Meeting adopted the resolution on 14 April.

On 1 July, the company reported a Significant Event relating to the resolution by the Shareholders' Meeting on 30 June, where the decision was to decrease the par value of Zeltia's shares by 0.05 euros, i.e. a capital decrease of 1,629,180 euros, with refund to shareholders. The new par value of the shares became 0.28 euros per share.

AMENDMENTS TO THE COMPANY BYLAWS:

The articles of the Bylaws were amended as a result of the aforementioned capital increases and decreases.

OTHER SIGNIFICANT INCREASES AND DECREASES IN FIXED ASSETS:

On 29 April, the company reported that it had acquired WILLIAMS International Ltd.'s block of shares of XYLAZEL, S.A., comprising 50% of its capital. This acquisition made Zeltia the owner of 100% of XYLAZEL.

OTHER SIGNIFICANT EVENTS:

On 20 January, the company reported the contents of the presentations made by the Company at the Madrid, Barcelona, Valencia and Bilbao stock exchanges which included the projection for 31 December 1998 and the projected 1999 results of the group Companies.

On 21 January, the company reported the start of Phase I clinical trials of its subsidiary Pharma Mar, S.A.'s antitumor compound Aplidine.

On 5 February, the company reported that Pharma Mar, S.A.'s antitumor compound, ET-743, had started Phase II clinical trials.

On 19 February, the company reported its "Plan to adapt its IT systems to Y2K."

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

ANNEX EXPLAINING SIGNIFICANT EVENTS (Page 2)

On 22 March, the company reported the resolution by the Board of Directors of Pharma Mar, S.A. to increase capital. On 12 May, the company reported that the increase was fully subscribed and paid.

On 12 May, the company reported that on 4 May the Board of Directors of Zeltia, S.A. resolved to approve the "Zeltia S.A. Code of Conduct" in matters relating to securities markets.

On 14 May, the company reported that it had established a Remuneration Committee.

On 15 July, the company reported a Significant Event in reply to a summons by the Market Supervision Department (CNMV) requiring the Company to report any event that might influence its share price.

CHANGES IN DIRECTORS OR BOARD OF DIRECTORS:

Mr. Fernando Gumuzio Iñiguez de Onzoño and Mr. Carlos Cuervo-Arango Martínez became Directors in a private capacity. Until then, they had acted as representatives of the companies CONTRISA and CARTERA B.M., respectively.

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS

(GENERAL)

- The required monetary amounts must be expressed in thousands of euros with no decimals and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- Definitions:

(1) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

GENERAL

Information about:
HALF YEAR: 1 YEAR: 1999

I. IDENTIFICATION OF ISSUER

Company name: ZELTIA, S.A.
Business address: TOMÁS A. ALONSO, 132 VIGO (PONTEVEDRA)
Tax identification number: A-36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
MARÍA LUISA DE FRANCIA CABALLERO
CONTROLLER
NOTARY: Ernesto Regueira Núñez
PROTOCOL NO.: 899/98
DATE: 23 July 1998
Signature:

CONTENTS OF HALF-YEAR INFORMATION
(mark with an X if affirmative)

		Individual	Consolidated
I. Identification of Issuer	0010	x	x
II. Change in consolidated group	0020		x
III. Basis of presentation and Valuation standards	0030	x	x
IV. Balance sheet	0040	x	x
V. Income statement	0050	x	x
VI. Breakdown of net revenues by activity	0060	x	x
VII. Number of employees	0070	x	x
VIII. Business performance	0080	x	x
IX. Distributed dividends	0090	x	
X. Significant events	0100	x	x
XI. Annex explaining significant events	0110	x	x
XII. Auditors' special report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

In April of this year, the company acquired WILLIAMS HOLDINGS' shares in XYLAZEL, S.A. (50%) and, subsequently, Zeltia became the owner of 100% of XYLAZEL which, until then, had been proportionally consolidated and since then, is fully consolidated.

The other companies comprising the group remained unchanged.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the

generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

This information about the first half of 1999 has been prepared in accordance with the accounting principles, standards, criteria and policies established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1815/91, which approved the standards for preparing consolidated accounts.

They are homogeneous and perfectly comparable with those of the previous year.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IV. BALANCE SHEET OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210	597	
II. Intangible assets	0220	20	9
II.1. Rights on leased assets	0221	12	
II.2. Other intangible assets	0222	8	9
III. Tangible fixed assets	0230	15,465	16,691
IV. Financial investments	0240	48,472	22,804
V. Long-term treasury stock	0250		
VI. Long-term operating receivables	0255		
B) FIXED ASSETS (1)	0260	64,554	39,504
C) DEFERRED CHARGES (2)	0280	2	43
I. Due from shareholders for capital calls	0290		
II. Inventories	0300		
III. Accounts receivable	0310	6,368	4,069
IV. Short-term financial investments	0320	5,323	7,688
V. Short-term treasury stock	0330	1,237	1,963
VI. Cash	0340	25	113
VII. Accruals	0350		
D) CURRENT ASSETS	0360	12,954	13,832
TOTAL ASSETS (A + B + C + D)	0370	77,509	53,379
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	10,081	8,432
II. Reserves	0510	35,761	17,744
III. Prior years' income	0520		
IV. Income for the year	0530	3,564	496
V. Interim dividend paid during the year	0550		
A) SHAREHOLDERS' EQUITY	0560	49,406	26,671
B) DEFERRED REVENUES (3)	0590		72
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	291	385
I. Debentures and other marketable debt securities	0610		
II. Payable to credit entities	0615	7,554	17,508
III. Payable to group and associated companies	0620		
IV. Long-term operating payables	0625		
V. Other long-term debt	0630	116	91
D) LONG-TERM LIABILITIES	0640	7,670	17,599
I. Debentures and other marketable debt securities	0650		
II. Payable to credit entities	0655	4,042	6,391
III. Payable to group and associated companies	0660	13,212	1,312
IV. Trade accounts payable	0665	8	282
V. Other short-term debts	0670	2,788	576
VI. Accruals	0680	92	91
E) CURRENT LIABILITIES (4)	0690	20,143	8,653
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	77,509	53,379

V. RESULTS OF THE INDIVIDUAL COMPANY

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	0800	1,459	100.0%	1,518	100.0%
+ Other revenues (6)	0810		0.0%	1	0.0%
+/- Variation in finished products and products in process inventories	0820		0.0%		0.0%
= TOTAL VALUE OF OUTPUT	0830	1,459	100.0%	1,519	100.0%
- Net purchases	0840		0.0%		0.0%
+/- Variation in inventories of merchandise, raw materials and other consumables	0850		0.0%		0.0%
- External and operating expenses (7)	0860	-987	-67.6%	-749	-49.4%
= ADJUSTED VALUE ADDED	0870	472	32.4%	769	50.7%
+/- Other expenses and revenues (8)	0880		0.0%		0.0%
- Personnel expenses	0890	-544	-37.3%	-566	-37.3%
= GROSS OPERATING PROFIT	0900	-72	-4.9%	203	13.4%
- Provision for depreciation	0910	-353	-24.2%	-290	-19.1%
- Provision to the reversion reserve	0915		0.0%		0.0%
- Variation in operating provisions (9)	0920		0.0%		0.0%
= NET OPERATING PROFIT	0930	-424	-29.1%	-87	-5.7%
+ Financial revenues	0940	5,019	344.0%	983	64.7%
- Financial expenses	0950	-364	-25.0%	-644	-42.4%
+ Capitalized interest and exchange gains/losses	0960		0.0%		0.0%
- Provision for amortization and financial assets (10)	0970		0.0%	9	0.6%
= ORDINARY PROFIT	1020	4,230	289.9%	260	17.2%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	1021	-2	-0.1%	-1	-0.1%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	1023	-4,819	-330.3%		0.0%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	1025	6,069	415.9%	241	15.9%
+/- Prior years' income (14)	1026	-29	-2.0%	-5	-0.3%
+/- Other extraordinary income (15)	1030	2	0.1%		0.0%
= EARNINGS BEFORE TAXES	1040	5,451	373.6%	496	32.7%
+/- Corporate income and other taxes	1042	-1,888	-129.4%		0.0%
= INCOME FOR THE YEAR	1044	3,564	244.2%	496	32.7%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200		
I. Start-up expenses	1210	1,052	192
II. Intangible assets	1220	38,962	30,231
II.1. Rights on leased assets	1221	1,616	2,043
II.2. Other intangible assets	1222	37,346	28,187
III. Tangible fixed assets	1230	22,442	22,676
IV. Financial investments	1240	11,927	14,232
V. Long-term shares of Controlling Company	1250	0	0
VI. Long-term operating receivables	1255	0	0
B) FIXED ASSETS (1)	1260	74,383	67,331
C) GOODWILL IN CONSOLIDATION	1270	19,780	1,142
D) DEFERRED CHARGES (2)	1280	404	475
I. Due from shareholders for capital calls	1290	0	0
II. Inventories	1300	6,483	4,538
III. Accounts receivable	1310	27,021	20,801
IV. Short-term financial investments	1320	5,350	11,509
V. Short-term shares of Controlling Company	1330	1,237	1,965
VI. Cash	1340	6,246	877
VII. Accruals	1350	305	180
E) CURRENT ASSETS	1360	46,642	39,871
TOTAL ASSETS (A + B + C + D + E)	1370	141,209	108,819
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	10,081	8,432
II. Reserves at Controlling Company	1510	42,451	19,329
III. Reserves at Consolidated Companies (16)	1520	22,026	14,917
IV. Translation differences (17)	1530	0	0
V. Income attributable to the Controlling Company	1540	5,558	1,989
VI. Interim dividends paid during the year	1550	0	0
A) SHAREHOLDERS' EQUITY	1560	80,115	44,667
B) EXTERNAL SHAREHOLDERS	1570	18,999	14,653
C) NEGATIVE GOODWILL IN CONSOLIDATION	1580	448	487
D) DEFERRED REVENUES (3)	1590	670	319
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	1,014	926
I. Debentures and other marketable debt securities	1610	0	0
II. Payable to credit entities	1615	13,792	23,734
III. Long-term operating payables	1625	0	0
IV. Other long-term debt	1630	119	150
F) LONG-TERM LIABILITIES	1640	13,910	23,884
I. Debentures and other marketable debt securities	1650	0	0
II. Payable to credit entities	1655	8,055	11,533
IV. Trade accounts payable	1665	10,855	8,366
V. Other short-term debts	1670	7,051	3,895
VI. Accruals	1680	92	90
G) CURRENT LIABILITIES (4)	1690	26,054	23,884
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	141,209	108,819

V. RESULTS OF THE CONSOLIDATED GROUP

Units: Thousands of Euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	1800	27,317	100.0%	21,811	100.0%
+ Other revenues (6)	1810	4,539	16.6%	2,302	10.6%
+/- Variation in finished products and products in process inventories	1820	1,917	7.0%	529	2.4%
= TOTAL VALUE OF OUTPUT	1830	33,773	123.6%	24,641	113.0%
- Net purchases	1840	-15,197	-55.6%	-10,121	-46.4%
+/- Variation in inventories of merchandise, raw materials and other consumables	1850	0	0.0%	0	0.0%
- External and operating expenses (7)	1860	-7,952	-29.1%	-6,575	-30.1%
= ADJUSTED VALUE ADDED	1870	10,624	38.9%	7,945	36.4%
+/- Other expenses and revenues (8)	1880	0	0.0%	0	0.0%
- Personnel expenses	1890	-5,658	-20.7%	-4,177	-19.2%
= GROSS OPERATING PROFIT	1900	4,966	18.2%	3,768	17.3%
- Provision for depreciation	1910	-950	-3.5%	-787	-3.6%
- Provision to the reversion reserve	1915	0	0.0%	0	0.0%
- Variation in operating provisions (9)	1920	-22	-0.1%	-36	-0.2%
= NET OPERATING PROFIT	1930	3,994	14.6%	2,945	13.5%
+ Financial revenues	1940	126	0.5%	325	1.5%
- Financial expenses	1950	-652	-2.4%	-1,052	-4.8%
+ Capitalized interest and exchange gains/losses	1960	-28	-0.1%	0	0.0%
- Provision for amortization and financial assets(10)	1970	0	0.0%	0	0.0%
+/- Translation gains/losses (18)	1980	0	0.0%	0	0.0%
+/- Income from companies carried by the equity method	1990	358	1.3%	319	1.5%
- Amortization of goodwill in consolidation	2000	-1,318	-4.8%	-156	-0.7%
+ Reversal of negative goodwill in consolidation	2010	0	0.0%	0	0.0%
= ORDINARY PROFIT	2020	2,481	9.1%	2,380	10.9%
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	2021	-1	0.0%	102	0.5%
- Variation in provisions for intangible and tangible assets and control portfolio (12)	2023	0	0.0%	-12	-0.1%
+/- Gain/loss on transactions with treasury stock and own debentures (13)	2025	6,069	22.2%	240	1.1%
+/- Prior years' income (14)	2026	0	0.0%	0	0.0%
+/- Other extraordinary income (15)	2030	-20	-0.1%	-36	-0.2%
= CONSOLIDATED INCOME BEFORE TAX	2040	8,528	31.2%	2,675	12.3%
+/- Corporate income tax	2042	-3,274	-12.0%	-1,004	-4.6%
= CONSOLIDATED INCOME FOR THE YEAR	2044	5,253	19.2%	1,671	7.7%
+/- External shareholders	2050	305	1.1%	319	1.5%
= INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060	5,558	20.3%	1,989	9.1%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

		INDIVIDUAL		CONSOLIDATED	
ACTIVITY		Current year	Previous year	Current year	Previous year
Office rent	2100	1,436	1,382	1,436	1,382
Services rendered	2105	24	132	597	812
Sales	2110			25,284	19,617
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Completed work pending certification (*)	2145				
TOTAL REVENUES	2150	1,460	1,514	27,317	21,811
Spanish market	2160	1,460	1,514	27,317	21,811
Exports:					
European Union	2170				
OECD countries	2173				
Other countries	2175				

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL EMPLOYEES	3000	18	16	283	272

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary income; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary income; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

ZELTIA, S.A.:

Leasing revenues were in line with those of the same period in the previous year, whereas dividends from investees increased considerably (in 1998, most of the dividends were received in the second half).

Total operating expenses increased by 17%, whereas financial expenses decreased by 44%.

Consequently, ordinary profit increased by 1,530% with respect to the same period of the previous year (4,230 thousand euros through June 1999 vs. 260 thousand euros through June 1998).

Net extraordinary income (1,221 thousand euros) was obtained by subtracting, from the gains on the sale of own shares, the provision for financial assets allocated to Pharma Mar, S.A. following the latest capital increase in which Zeltia's stake in this company increased by 3.72%.

ZELTIA GROUP:

Operating Profit increased by 36% with respect to June 1998. This was the first half-year in which XYLAZEL was fully consolidated; in the same period of the previous year it had been 50% proportionally consolidated, i.e. 50% of its revenues and expenses were included.

The provision for amortization of Goodwill in Consolidation increased by 745% due to the goodwill arising in this year from the capital increase in Pharma Mar, S.A. in which the company paid more per share than the underlying book value. Consequently, Ordinary Profit increased by only 4.4% with respect to the same period of the previous year.

In Extraordinary Income, there were sizeable gains on the sale of shares of the controlling company to third parties outside the group; consequently, Earnings after taxes attributed to the Controlling Company increased by nearly 180% with respect to June 1998.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

The Company did not pay any dividends in the first half of the year.

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220		x
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250		x
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

INCREASE AND DECREASE IN SHARE CAPITAL OR SECURITIES VALUE:

On 8 January 1999, the company reported the following Significant Event: an increase in share capital of 116 million pesetas charged to unrestricted reserves, by increasing the shares' par value. Redenomination of capital in euros, resulting in 5 euros per share. A subsequent 5-for-1 split of shares in which the par value became 1 euro per share.

On 29 January, the company reported a Significant Event relating to the following resolution by the Board of Directors: a decrease in share capital through reducing the shares' par value by 0.01 euros, with refund to the shareholder. A 3-for-1 split of shares in which the par value became 0.33 euros per share.

On 22 March, the company reported a Significant Event relating to the resolution by the Board of Directors to propose to the Shareholders' Meeting a 1-for-15 bonus issue, i.e. by issuing 2,036,475 new shares. The Shareholders' Meeting adopted the resolution on 14 April.

AMENDMENTS TO THE COMPANY BYLAWS:

The articles of the Bylaws were amended as a result of the aforementioned capital increases and decreases.

OTHER SIGNIFICANT EVENTS:

On 20 January, the company reported the contents of the presentations made by the Company at the Madrid, Barcelona, Valencia and Bilbao stock exchanges which included the projection for 31 December 1998 and the projected 1999 results of the group Companies.

On 21 January, the company reported the start of Phase I clinical trials of its subsidiary Pharma Mar, S.A.'s antitumor compound Aplidine.

On 5 February, the company reported that Pharma Mar, S.A.'s antitumor compound, ET-743, had started Phase II clinical trials.

On 19 February, the company reported its "Plan to adapt its IT systems to Y2K."

On 22 March, the company reported the resolution by the Board of Directors of Pharma Mar, S.A. to increase capital. On 12 May, the company reported that the increase was fully subscribed and paid.

On 29 April, the company reported that it had acquired WILLIAMS International Ltd.'s block of shares of XYLAZEL, S.A., comprising 50% of its capital.

On 12 May, the company reported that on 4 May the Board of Directors of Zeltia, S.A. resolved to approve the "Zeltia S.A. Code of Conduct" in matters relating to securities markets.

On 14 May, the company reported that it had established a Remuneration Committee.

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

XII. AUDITORS' SPECIAL REPORT

(This section must be completed only in the information corresponding to the First Half of the year following the latest closed and audited year, and it is applicable only to issuer companies that, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are obliged to present an auditors' special report on their accounts if the auditors' report of the annual accounts of the previous year had waived an opinion or contained an adverse or qualified opinion. In this section, the company must include that it attaches as an annex to the half-year information the aforementioned auditors' special report, as well as a reproduction of the information or the statements given or made by the Company's Directors with respect to the updated situation of the qualifications included by the auditor in his audit report on the annual accounts of the previous year that, in accordance with the applicable Auditing Technical Standards, served as the basis for preparing the aforementioned special report.)

NOTE: If there is insufficient space in these boxes for the required explanations, the company may attach such additional pages as it considers necessary.

INSTRUCTIONS FOR COMPLETING THE HALF-YEAR REPORT

(GENERAL)

- Monetary amounts must be expressed in thousands of euros and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.
- The information to be included in the Business Performance caption must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as the company's financial and net worth position and other relevant data about its general operations.

- Definitions:

(1) Fixed assets and Investments must be expressed net of accumulated depreciation and amortization and provisions.

(2) Deferred charges comprise debt arrangement expenses (expenses for issuing and changing fixed-income securities and debt arrangement expenses, including public-deeding, taxes, securities printing and similar), deferred interest expenses on marketable securities (the difference between the reimbursement amount and the issue price of fixed-income securities and similar liabilities) and deferred interest expenses (the difference between the reimbursement amount and the amount received in debts other than those represented by fixed-income securities). In this section, electricity companies must also include the Electricity Industry Accrual Accounts.

(3) Deferred revenues comprise capital subsidies, exchange gains, deferred interest revenues (interest included in the nominal value of loans granted in operations, which must be recognized in earnings in future years) and other deferred revenues.

(4) The part of long-term debt maturing in under twelve (12) months must be reclassified to **Current liabilities**.

(5) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

(6) Other revenues comprise other sundry operating revenues, capitalized in-house work on fixed assets (except capitalized interest and exchange gains/losses) and operating subsidies (do not include capital subsidies transferred to period results).

(7) External and operating expenses include:

- Work performed by other companies, external services (leases, repairs, transport, insurance, energy, etc.), taxes (except corporate income tax) and other management expenses.

- Provisions for operating contingencies and expenses (major repairs, etc. excluding the provision for pensions and similar obligations, which must be included under personnel expenses).

(8) Other expenses and revenues comprise the gains or losses by non-management participants in transactions regulated by articles 239 to 243 of the Commercial Code and in other common operations of similar characteristics.

(9) Variation in operating provisions comprises the provisions for the period, less overprovisions and applications, to adjust valuations for reversible depreciation in inventories, and customer and other accounts receivable. Likewise, it must include losses due to outright bad debts.

(10) Provisions for amortization and financial assets comprise the provisions made in the period, less overprovisions and applications, to adjust valuations for reversible depreciation in marketable securities (except for those corresponding to holdings in the capital of group or associated companies) and other marketable securities and in short- and long-term non-trade loans.

(11) Gain/loss on intangible and tangible assets and control portfolio comprises the gains and losses on the disposal of intangible or tangible assets and of long-term holdings in the capital of group, multi-group or associated companies, or on the total or partial retirement from inventory due to losses caused by the irreversible depreciation of these assets.

(12) Variation in provisions for intangible and tangible assets and control portfolio comprises the provisions made in the period, less overprovisions and applications, to adjust valuations for reversible depreciation of intangible and tangible assets, as well as of long-term holdings in the capital of group and associated companies.

(13) Gain/loss on transactions with treasury stock and own debentures comprises the gains or losses on the retirement of debentures or on the disposal of shares and debentures issued by the company.

(14) Prior years' income comprises relevant income from prior years which, given their relative size, cannot be recorded due to their nature.

(15) Other extraordinary income comprises:

- The amount of capital subsidies transferred to period income.
- Sizeable extraordinary income and expenses which cannot be considered periodic when evaluating the company's future results.

(16) **Reserves at Consolidated Companies** include reserves at fully and proportionally consolidated companies and at those carried by the equity method.

(17) and (18) **Translation differences and gains/losses** (appear only in consolidation) comprise the differences arising when converting the foreign currency balances of consolidated companies (full, proportional or equity-method).

(19) **Change in the companies comprising the Consolidated Group** comprises solely the companies included or excluded in the consolidation process since the consolidated Annual Accounts of the most recent full year.

6

GENERAL

ADVANCE ON QUARTERLY RESULTS:
QUARTER: 1 YEAR: 1999

Company name: ZELTIA, S.A.
Business address: TOMÁS ALONSO, 132. VIGO (PONTEVEDRA)
Tax identification number: A36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Mª LUISA DE FRANCIA CABALLERO
NOTARY: Ernesto Regueira Núñez
PROTOCOL NO.: 899/98
DATE: 23 July 1998
SIGNATURE:

A) ADVANCE ON QUARTERLY RESULTS
Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	728	787	10,979	10,540
EARNINGS BEFORE TAXES	1040	3,871	-186	6,070	1,472
EARNINGS AFTER TAXES	1044	2,516	-186	3,955	949
Earnings attributed to External Shareholders	2050			106	78
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			4,061	1,028
SUBSCRIBED CAPITAL	0500	10,081	9,792	0	0
AVERAGE NUMBER OF EMPLOYEES	3000	18	16	279	260

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarized due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

ZELTIA, S.A.

ZELTIA, S.A.:
The parent company's operating revenues (nearly all from leasing offices) decreased with respect to the same period of the previous year due to the sale of some offices throughout 1998; the occupancy level and the rents of the offices that continue to be in Zeltia's real estate division remained the same.

Earnings increased as a result of the 200% decrease in financial expenses due to a sizeable reduction in indebtedness this quarter and to considerable gains on the sale of own shares.

ZELTIA GROUP:

Net revenues increased by 4.5% with respect to the same period of the previous year.

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

ZELTIA, S.A.

This accounting information was prepared and presented in accordance with the accounting principles, criteria and policies established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1815/91, dated 20 December, which approved the standards for preparing consolidated accounts.
The criteria have not changed with respect to the latest audited accounts; accordingly, the accounts are homogeneous and perfectly comparable with those of the previous year.

ZELTIA, S.A.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100	0.00	0.00	0
2. Preference shares	3110	0.00	0.00	0
3. Non-voting shares	3120	0.00	0.00	0

Additional information about distributed dividends (interim, supplementary, etc.)

NO DIVIDENDS WERE DISTRIBUTED IN THIS PERIOD.

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		x
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220		x
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250		x
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		x
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		x
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

ZELTIA, S.A.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

INCREASES AND DECREASES IN SHARE CAPITAL OR SECURITIES VALUE:

On 8 January 1999, the company reported the following Significant Event: an increase in share capital of 116 million pesetas charged to unrestricted reserves, by increasing the shares' par value. Redenomination of capital in euros, resulting in 5 euros per share. A subsequent 5-for-1 split of shares in which the par value became 1 euro per share.

On 29 January, the company reported a Significant Event relating to the following resolution by the Board of Directors: a decrease in share capital through reducing the shares' par value by 0.01 euros, with refund to the shareholder. A 3-for-1 split of shares in which the par value became 0.03 euros per share.

AMENDMENTS TO THE COMPANY BYLAWS:

The articles of the Bylaws were amended as a result of the aforementioned capital increase and decrease.

OTHER SIGNIFICANT EVENTS:

On 20 January, the company reported the contents of the presentations made by the Company at the Madrid, Barcelona, Valencia and Bilbao stock exchanges which included the projection for year-end and the projected 1999 results of the group Companies.

On 21 January, the company reported the start of Phase I clinical trials of its subsidiary Pharma Mar, S.A.'s antitumor compound APLIDINE.

On 5 February, the company reported that Pharma Mar, S.A.'s antitumor compound, ET-743, had started Phase II clinical trials.

On 19 February, the company reported its "Plan to adapt its IT systems to Y2K."

On 22 March, the company reported the resolution by the Board of Directors to summon an extraordinary Shareholders' Meeting to propose a 1-for-15 bonus issue.

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS

(GENERAL)

- The required monetary amounts must be expressed in thousands of euros rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- Definitions:

(1) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

7

GENERAL

I. IDENTIFICATION OF ISSUER

Information about:
HALF YEAR: 2 YEAR: 1998

Company name: ZELTIA, S.A.
Business address: TOMÁS A. ALONSO, 132 VIGO (PONTEVEDRA)
Tax identification number: A36000602

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Mª Luisa de Francia Caballero
Notary: Ernesto Regueira Núñez
Protocol no.: 899/98
Date: 23 July 1998
Signature: (signed)

CONTENTS OF HALF-YEAR INFORMATION
(mark with an X if affirmative)

		Individual	Consolidated
I. Identification of Issuer	0010	x	
II. Change in consolidated group	0020		x
III. Basis of presentation and Valuation standards	0030	x	x
IV. Balance sheet	0040	x	x
V. Income statement	0050	x	x
VI. Breakdown of net revenues by activity	0060	x	x
VII. Number of employees	0070	x	
VIII. Business performance	0080	x	x
IX. Distributed dividends	0090	x	
X. Significant events	0100	x	x
XI. Annex explaining significant events	0110	x	x
XII. Auditors' special report	0120		

ZELTIA, S.A.

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP

The changes in consolidation with respect to the same period of the previous year (31 December 1997) are as follows:

1) Equity-method consolidated companies:
Pescanova, S.A.: Zeltia owned 3.94% of this company at 31 December 1997 and was therefore carried by the equity method; since Zeltia's holding in this company decreased to 1.7% at 31 December 1998, Pescanova was excluded from consolidation.

2) Fully consolidated companies:
The fully consolidated companies are the same as those in the previous year; however, the percentage of holdings changed in Pharma Mar, S.A.: Zeltia, S.A.'s ownership of this

company is now 52.7% direct and 65.4% direct plus indirect (in 1997, 39.64% direct and 53.66% direct plus indirect).
Instituto de Inmunología y Alergia, S.A., which was fully owned by Pharma Mar, S.A. in 1997, was sold by it to Pharma Gen, S.A., of which it currently depends; consequently, Zeltia indirectly owns 96.87% of Instituto de Inmunología y Alergia, S.A.

ZELTIA, S.A.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

These financial statements have been prepared and presented in accordance with the accounting principles, criteria and policies established in the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and Royal Decree 1815/91, dated 20 December, which approved the standards for preparing consolidated accounts.

The criteria have not changed with respect to the latest audited accounts; accordingly, the accounts are homogeneous and comparable with those of the previous year.

ZELTIA, S.A.

IV. BALANCE SHEET OF THE INDIVIDUAL COMPANY

Units: Millions of pesetas

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200	0	0
I. Start-up expenses	0210	107	0
II. Intangible assets	0220	3	2
II.1. Rights on leased assets	0221	0	0
II.2. Other intangible assets	0222	3	2
III. Tangible fixed assets	0230	2,600	2,814
IV. Financial investments	0240	4,417	3,621
V. Long-term treasury stock	0250	0	0
VI. Long-term operating receivables	0255	0	0
B) FIXED ASSETS (1)	0260	7,127	6,437
C) DEFERRED CHARGES (2)	0280	3	14
I. Due from shareholders for capital calls	0290	0	0
II. Inventories	0300	0	0
III. Accounts receivable	0310	810	667
IV. Short-term financial investments	0320	1,269	1,250
V. Short-term treasury stock	0330	582	114
VI. Cash	0340	4	3
VII. Accruals	0350	0	0
D) CURRENT ASSETS	0360	2,665	2,034
TOTAL ASSETS (A + B + C + D)	0370	9,795	8,485
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	1,578	1,629
II. Reserves	0510	5,492	2,601
III. Prior years' income	0520	0	0
IV. Income for the year	0530	576	351
V. Interim dividend paid during the year	0550	0	0
A) SHAREHOLDERS' EQUITY	0560	7,646	4,581
B) DEFERRED REVENUES (3)	0590	2	12
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	45	64
I. Debentures and other marketable debt securities	0610	0	0
II. Payable to credit entities	0615	803	2,149
III. Payable to group and associated companies	0620	0	0
IV. Long-term operating payables	0625	0	0
V. Other long-term debt	0630	17	17
D) LONG-TERM LIABILITIES	0640	820	2,166
I. Debentures and other marketable debt securities	0650	0	0
II. Payable to credit entities	0655	385	1,264
III. Payable to group and associated companies	0660	717	236
IV. Trade accounts payable	0665	23	61
V. Other short-term debts	0670	142	100
VI. Accruals	0680	15	1
E) CURRENT LIABILITIES (4)	0690	1,282	1,662
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695	0	0
TOTAL LIABILITIES (A + B + C + D + E)	0700	9,795	8,485

ZELTIA, S.A.

V. RESULTS OF THE INDIVIDUAL COMPANY

Units: Millions of pesetas

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	0800	488	100.00	563	100.00
+ Other revenues (6)	0810	0	0.00	0	0.00
+/- Variation in finished products and products in process inventories	0820	0	0.00	0	0.00
= TOTAL VALUE OF OUTPUT	0830	488	100.00	563	100.00
- Net purchases	0840	0	0.00	0	0.00
+/- Variation in inventories of merchandise, raw materials and other consumables	0850	0	0.00	0	0.00
- External and operating expenses (7)	0860	-272	-55.74	-247	-43.87
= ADJUSTED VALUE ADDED	0870	216	44.26	316	56.13
+/- Other expenses and revenues (8)	0880	0	0.00	0	0.00
- Personnel expenses	0890	-194	-39.75	-167	-29.66
= GROSS OPERATING PROFIT	0900	22	4.51	149	26.47
- Provision for depreciation	0910	-124	-25.41	-98	-17.41
- Provision to the reversion reserve	0915	0	0.00	0	0.00
- Variation in operating provisions (9)	0920	-2	-0.41	-9	-1.60
= NET OPERATING PROFIT	0930	-104	-21.31	42	7.46
+ Financial revenues	0940	1,101	225.61	610	108.35
- Financial expenses	0950	-209	-42.83	-268	-47.60
+ Capitalized interest and exchange gains/losses	0960	0	0.00	0	0.00
- Provision for amortization and financial assets (10)	0970	21	4.30	1	0.18
= ORDINARY PROFIT	1020	809	165.78	385	68.38
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	1021	-7	-1.43	-158	-28.06
- Variation in provisions for intangible and tangible assets and control portfolio (12)	1023	-408	-83.61	49	8.70
+/- Gain/loss on transactions with treasury stock and own debentures (13)	1025	204	41.80	33	5.86
+/- Prior years' income (14)	1026	-26	-5.33	-31	-5.51
+/- Other extraordinary income (15)	1030	-95	-19.47	-21	-3.73
= EARNINGS BEFORE TAXES	1040	477	97.75	257	45.65
+/- Corporate income and other taxes	1042	99	20.29	94	16.70
= INCOME FOR THE YEAR	1044	576	118.03	351	62.34

ZELTIA, S.A.

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Units: Millions of pesetas

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200	0	0
I. Start-up expenses	1210	134	26
II. Intangible assets	1220	5,736	4,678
II.1. Rights on leased assets	1221	416	381
II.2. Other intangible assets	1222	5,320	4,297
III. Tangible fixed assets	1230	3,569	3,805
IV. Financial investments	1240	1,667	2,338
V. Long-term shares of Controlling Company	1250	0	0
VI. Long-term operating receivables	1255	0	0
B) FIXED ASSETS (1)	1260	11,106	10,847
C) GOODWILL IN CONSOLIDATION	1270	501	109
D) DEFERRED CHARGES (2)	1280	65	96
I. Due from shareholders for capital calls	1290	0	0
II. Inventories	1300	587	581
III. Accounts receivable	1310	1,996	1,865
IV. Short-term financial investments	1320	1,214	1,499
V. Short-term shares of Controlling Company	1330	583	114
VI. Cash	1340	340	166
VII. Accruals	1350	6	6
E) CURRENT ASSETS	1360	4,726	4,231
TOTAL ASSETS (A + B + C + D + E)	1370	16,398	15,283
LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	1,578	1,629
II. Reserves at Controlling Company	1510	6,481	3,443
III. Reserves at Consolidated Companies (16)	1520	1,788	1,798
IV. Translation differences (17)	1530	0	0
V. Income attributable to the Controlling Company	1540	592	308
VI. Interim dividends paid during the year	1550	0	0
A) SHAREHOLDERS' EQUITY	1560	10,439	7,178
B) EXTERNAL SHAREHOLDERS	1570	1,693	1,917
C) NEGATIVE GOODWILL IN CONSOLIDATION	1580	75	81
D) DEFERRED REVENUES (3)	1590	104	56
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	134	93
I. Debentures and other marketable debt securities	1610	0	0
II. Payable to credit entities	1615	1,791	3,200
III. Long-term operating payables	1625	0	0
IV. Other long-term debt	1630	20	25
F) LONG-TERM LIABILITIES	1640	1,811	3,225
I. Debentures and other marketable debt securities	1650	0	0
II. Payable to credit entities	1655	1,035	1,442
IV. Trade accounts payable	1665	610	731
V. Other short-term debts	1670	482	559
VI. Accruals	1680	15	1
G) CURRENT LIABILITIES (4)	1690	2,142	2,733
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	1695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F + G)	1700	16,398	15,283

ZELTIA, S.A.

V. RESULTS OF THE CONSOLIDATED GROUP

Units: Millions of pesetas

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
+ Net revenues (5)	1800	6,422	100.00	5,961	100.00
+ Other revenues (6)	1810	1,139	17.74	717	12.03
+/- Variation in finished products and products in process inventories	1820	2	0.03	122	2.05
= TOTAL VALUE OF OUTPUT	1830	7,563	117.77	6,800	114.07
- Net purchases	1840	-2,968	-46.22	-2,490	-41.77
+/- Variation in inventories of merchandise, raw materials and other consumables	1850	-9	-0.14	-68	-1.14
- External and operating expenses (7)	1860	-2,071	-32.25	-2,031	-34.07
= ADJUSTED VALUE ADDED	1870	2,515	39.16	2,211	37.09
+/- Other expenses and revenues (8)	1880	0	0.00	0	0.00
- Personnel expenses	1890	-1,415	-22.03	-1,371	-23.00
= GROSS OPERATING PROFIT	1900	1,100	17.13	840	14.09
- Provision for depreciation	1910	-294	-4.58	-292	-4.90
- Provision to the reversion reserve	1915	0	0.00	0	0.00
- Variation in operating provisions (9)	1920	-9	-0.14	-63	-1.06
= NET OPERATING PROFIT	1930	797	12.41	485	8.14
+ Financial revenues	1940	195	3.04	147	2.47
- Financial expenses	1950	-298	-4.64	-415	-6.96
+ Capitalized interest and exchange gains/losses	1960	0	0.00	0	0.00
- Provision for amortization and financial assets(10)	1970	0	0.00	0	0.00
+/- Translation gains/losses (18)	1980	0	0.00	0	0.00
+/- Income from companies carried by the equity method	1990	111	1.73	121	2.03
- Amortization of goodwill in consolidation	2000	-143	-2.23	-42	-0.70
+ Reversal of negative goodwill in consolidation	2010	0	0.00	0	0.00
= ORDINARY PROFIT	2020	662	10.31	296	4.97
+/- Gain/loss on intangible and tangible assets and control portfolio (11)	2021	-38	-0.59	162	2.72
- Variation in provisions for intangible and tangible assets and control portfolio (12)	2023	0	0.00	-3	-0.05
+/- Gain/loss on transactions with treasury stock and own debentures (13)	2025	233	3.63	33	0.55
+/- Prior years' income (14)	2026	-144	-2.24	-181	-3.04
+/- Other extraordinary income (15)	2030	0	0.00	0	0.00
= CONSOLIDATED INCOME BEFORE TAX	2040	713	11.10	307	5.15
+/- Corporate income tax	2042	-181	-2.82	-124	-2.08
= CONSOLIDATED INCOME FOR THE YEAR	2044	532	8.28	183	3.07
+/- External shareholders	2050	60	0.93	125	2.10
= INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060	592	9.22	308	5.17

ZELTIA, S.A.

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

		INDIVIDUAL		CONSOLIDATED	
ACTIVITY		Current year	Previous year	Current year	Previous year
Rentals	2100	457	503	457	503
Services rendered Group companies	2105	30	59	0	0
Sales	2110	0	0	5,533	5,002
Other services	2115	0	0	457	456
	2120	0	0	0	0
	2125	0	0	0	0
	2130	0	0	0	0
	2135	0	0	0	0
	2140	0	0	0	0
Completed work pending certification (*)	2145	0	0	0	0
TOTAL REVENUES	2150	487	562	6,447	5,961
Spanish market	2160	0	0	0	0
Exports:					
European Union	2170	0	0	0	0
OECD countries	2173	0	0	0	0
Other countries	2175	0	0	0	0

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
TOTAL EMPLOYEES	3000	18	15	286	285

VIII. BUSINESS PERFORMANCE

(Apart from complying with the instructions for completing this half-year information, the information to be included in this section must expressly include the following: revenues performance and the performance of the costs associated with those revenues; composition and analysis of the main transactions that led to extraordinary income; discussion of the principal investment and divestment operations, explaining their effect on the company's working capital and, in particular, on the company's cash balance; sufficient explanation of the nature and effects of any items that caused a significant variation in the company's revenues or results in the current half-year with respect to those disclosed in the preceding quarter.)

ZELTIA, S.A.:

Net Revenues (from office and car park leasing) were lower than in the previous year due to the sale of office premises in Barcelona and a car park in Madrid during the year, as well as lower occupancy at the Coslada building which did, however, recover in the last two months of the year.
Because of the above, and the increase in personnel and operating expenses and in amortization (the latter as a result of Zeltia's capital increase), Operating Profit was considerably lower than that of the previous year (-103 million pesetas in 1998 vs. +42 million pesetas in 1997).

However, financial revenues increased by approximately 80% (1,101 million pesetas in 1998 vs. 611 million pesetas in 1997) because larger dividends were paid by the Group

Companies due to their good results and because of the gain on the sale of the financial investment in Pescanova. Financial Expenses decreased as a result of lower interest rates and the Company's lower indebtedness in the latest quarter; consequently, Ordinary Profit increased by approximately 110% with respect to the previous year (809 million pesetas in 1998 vs. 386 million pesetas in 1997).
Noteworthy in Extraordinary Income was the Provision for amortization and financial assets due to the acquisition of 70,000 PHARMA MAR shares in August for a higher price than the underlying book value; consequently, the company had to allocate a provision totaling 423 million pesetas.

Earnings before taxes amounted to 477 million pesetas and Earnings after taxes, 576 million pesetas, as a result of applying tax credit for double taxation on dividends.

CONSOLIDATED GROUP:

Net Revenues increased by approximately 8% with respect to the previous year (6,422 million pesetas in 1998 vs. 5,9621 million pesetas in 1997). Overall Operating Expenses (personnel, depreciation and amortization, and other operating expenses) were very similar except for consumables, which increased.

Financial Revenues increased slightly, whereas Financial Expenses decreased considerably (298 million pesetas in 1998 vs. 415 million pesetas in 1997).
Consequently, Ordinary Profit grew by about 123% with respect to 1997.

ZELTIA, S.A.

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Pesetas per share	Amount (millions of pesetas)
1. Ordinary shares	3100	0.00	0	0
2. Preference shares	3110	0.00	0	0
3. Non-voting shares	3120	0.00	0	0

Additional information about distributed dividends (interim, supplementary, etc.)

NO DIVIDENDS WERE DISTRIBUTED IN THE YEAR. SHAREHOLDERS RECEIVED REFUNDS AFTER REDUCING THE SHARES' PAR VALUES.

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		x
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210	x	
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	x	
4. Increase and decrease in share capital or securities value	3230	x	
5. Issuance, redemption or cancellation of debt securities	3240		x
6. Change in Directors or Board of Directors	3250	x	
7. Amendments to the Company Bylaws	3260	x	
8. Transformation, mergers or spin-offs	3270		
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the company or Group	3280		x
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		
11. Bankruptcy, protection from creditors, etc.	3310		x
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		x
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		x
14. Other significant events	3340	x	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

ZELTIA, S.A.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

2. ACQUISITION OF TREASURY STOCK SUBJECT TO MANDATORY DISCLOSURE IN ACCORDANCE WITH ADDITIONAL PROVISION 1 OF THE SPANISH CORPORATIONS LAW:
The company acquired and disposed of treasury stock throughout 1998, and this was reported to the CNMV and the SRBM (Madrid Exchange Management Company) on the following dates: 22 May 1998, 17 June 1998, 24 June 1998, 15 July 1998, 21 August 1998, 16 September 1998 and 16 October 1998.

4. INCREASE AND DECREASE IN SHARE CAPITAL OR SECURITIES VALUE:
DECREASE IN SHARE CAPITAL:
The Shareholders' Meeting on 8 June resolved to decrease capital and to refund shareholders, by reducing the shares' par value by a total of 226,275,000 pesetas, i.e. a reduction of 125 pesetas per share. The par value became 775 pesetas/share.
The company presented the relevant documentation to the CNMV and the Management Company on 11 June.

CAPITAL INCREASE: The Board of Directors of Zeltia, S.A. on 25 August 1998, using the power conferred by the Shareholders' Meeting on 21 June 1995, resolved to increase capital by a nominal amount of 175,363,125 pesetas, comprising 226,275 ordinary shares for a nominal amount of 775 pesetas each and an issue premium of 11,225 pesetas per share. The full brochure and the documentary evidence were registered at the CNMV on 8 September. On 15 October, the increase was fully subscribed and paid.

6. CHANGE IN DIRECTORS OR BOARD OF DIRECTORS:
Mr. Dositeo Barreiro Mourenza resigned as Zeltia Director and Mr. Manuel Fernández Sousa-Faro resigned as Zeltia Director representing GICSA. This was reported on 30 March. Mr. Alfredo Lafita Pardo was appointed as Director, and this was reported on 14 April.

7. AMENDMENTS TO THE COMPANY BYLAWS:
The articles of the Bylaws were amended as a result of the capital decrease in June and the capital increase in October.

14. OTHER:
- On 1 April, the company reported the capital increase of PHARMA MAR, S.A. (an investee).
- On 7 July, the company reported a Significant Event relating to the results of PHARMA MAR, S.A.'s antitumor compound (E.T. 743).
- On 12 August, the company reported the acquisition of a block of 70,000 shares of PHARMA MAR, S.A. (i.e. 14.6% of the company).



Zeltia

- Major presence in pharmaceuticals and chemicals in Spain for over 60 years
- Listed in electronic market - IBEX 35
- Market capitalization: € 3.2 Bn

PharmaMar	99%	1986	Develops drugs of marine origin
Pharma Gen	97%	1990	Biotechnology: DNA analysis
Zelnova	100%	1991	Air fresheners & insecticides *No. 1 in Spain; market share: 24%*
Xylazel	100%	1975	Wood and metal protection paints *No. 1 in Spain; market share:>50%*
Investments			Real estate (100%) Banco Guipuzcoano (3.0%) Pescanova (2%)

zeltia



Zeltia: Significant events in 2000

- Purchased 30% of PharmaMar (stock deal), increasing its stake to 99.1%
- Entered IBEX-35 (3/07/00):
  - Weighting: 0.98 %
  - Market capitalization: approx. Ptas 600 Bn
- Completed the largest capital increase even by a EU biotechnology company:
  - Finished on 3/07/00
  - Green Shoe exercised on 4/08/00
  - Ptas 48.32 Bn were placed
  - The company received Ptas 36.742 Bn (the rest was in the form of a secondary public offering)
  - It was oversubscribed approx. 2.5 times
- A 4-for-1 split was approved and executed on 8/09/00

Zeltia



Main figures (consolidated data in Millions of Pesetas)

	1998	1999	June 00	Projection Dec. 00
Sales	6,421	7,974	4,814	9,539
Total revenues	7,563	10,302	6,530	12,794
Ordinary profit	638	722	639	858
Earnings before taxes	686	1,752	2,191	2,495
Earnings attributed to controlling company	584	1,609	1,937	2,101
Net assets	16,401	21,223	26,286	57,000
Equity	10,430	11,559	16,270	52,176
Share capital	1,578	1,518	1,691	2,298
R&D	1,068	2,228	1,444	3,155

zeltia

THE GROUP COMPANIES IN FIGURES



ZELNOVA, S. A.



6000
5000
4000
3000
2000
1000
0
640
620
600
580
560
540
520
500
480
1998
1999
Proj. 2000
Net revenues
Net profit

xylazel, s.a.



3500
3000
2500
2000
1500
1000
500
0
600
500
400
300
200
100
0
1998
1999
Proj. 2000
Net revenues
Net profit



500
450
400
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
1998
1999
Proj. 2000
Net revenues
Net profit

Pharma Gen, s.a.

zeltia

The sea: a source of new anti-cancer drugs





PharmaMar

Zeltia

World-wide cancer treatment market


Chemotherapy
41%
Other treatments
36%
Hormone therapy
23%

- The market will increase from $17.4 Bn in 1999 to $23.3 Bn in 2004
- Chemotherapy is the fastest-growing segment in cancer treatment
- The newest anti-cancer drugs are of natural origin

Source: Data Monitor



Zeltia





Research

- Advanced R&D program
- 20,000 samples of marine organisms
- 15 new compounds in an advanced development stage
- 100+ new chemical entities
- Broad scientific collaborator network

➢ Consejo Superior Investigaciones Científicas (Spain)
➢ Cancer Research and Treatment of Cancer (U.S.A.)
➢ European Org. Research and Treatment of Cancer (Holland)
➢ Harvard Univ. (U.S.A.)
➢ Instituto Biomar (Spain)
➢ Mario Negri Institute for Pharmacological Research (Italy)
➢ Mayo Clinic (U.S.A.)
➢ Memorial Sloan Kettering Cancer Center (U.S.A.)
➢ New Drug Development Office (Holland)
➢ Ocean. Research Institute (South Africa)
➢ Ospedale Cantonale (Switzerland)
➢ Tel Aviv Univ. (Israel)
➢ Univ. of Illinois (U.S.A.)
➢ Univ. of Hawai at Manoa (U.S.A.)
➢ Univ. Autónoma Madrid (Spain)
➢ Univ. Barcelona (Spain)
➢ Univ. of Canterbury (New Zealand)
➢ Univ. de Ryukius (Japan)
➢ Univ. Santiago de Compostela (Spain)
➢ Yale Univ. (U.S.A.)

Zeltia

Clinical development




MARKETING
efficacy on a large scale
in comparison with other therapies
CLINICAL PHASE III
efficacy / safety
selection of therapeutic indications
CLINICAL PHASE II
dose / application scheme
maximum tolerable dose
toxicity/pharmacokinetics
CLINICAL PHASE I
toxicity/pharmacokinetics
formulation / stability
biological studies
PRE-CLINICAL
secondary screening
patents
structural elucidation
isolation / purification
primary screening
harvesting / taxonomy
DISCOVERY
harvesting
fermentation
aquaculture
synthesis
ET-743
Aplidine
Kahalalide - F
ES -285
Thiocoraline
Crambescidin
Isohomohalichondrin
Variolin
Lamellarins
Trunkamids
Other

Zeltia

ET-743: a new antitumor product



Origin: *Ecteinascidia turbinata*,
Tunicate

Status:

- Phase II
- Patients treated: over 750 in more than 30 hospitals (U.S.A. and E.U.)
- Fast-track registration planned

Drug profile:

- Compound with broad antitumor spectrum
- Effective in sarcoma and breast cancer (Phase II)
- Good safety profile
- Possible use in combined therapy

Expected launch date: 2002 in E.U.



Zeltia

ET-743: a unique action mechanism*

- **Cytotoxic**
- **Binds with DNA (minor groove)**




Genotoxins
NF-Y
P/CAF
Ac
CCAAT Box
Histone
Genotoxins
ET-743
NF-Y
P/CAF
Ac
CCAAT Box
Histone

- **Inhibits the induction of the MDR1 gene (responsible for drug resistance), acting at NFY transcription factor level** (*Jin et al., PNAS, 97, 2000*)
- **Acts in coordination with transcription factor Sp1** (*Medicinal Chemistry - in press*)

* *under research*

zeltia

Types of gene expression related to the histological origins of the different cancerous cells*


A.
Breast
Prostate
Non-small-lung
-1.00
-0.60
-0.20
0.20
0.60
1.00
Hs578T
SF-268
SF-539
SNB-75
BT-549
SF-295
HOP-62
U251
SNB-19
NCI-H226
UO-31
ACHN
RXF-393
786-0
CAKI-1
A498
TK-10
LOXIMVI
ADR-RES
OVCAR-8
SN12C
HOP-92
MDA-MB-231
OVCAR-5
PC-3
OVCAR-4
OVCAR-3
IGROV1
SK-OV-3
DU-145
EKVX
A549
NCI-H460
CCRF-CEM
MOLT-4
HL-60
SR
K562
K562
K-562
RPMI-8226
HCC-2998
KM12
COLO 205
HT-29
HCT-15
SW-620
MCF7
MCF7
MCF7
T-47D
HCT-116
NCI-H322M
NCI-H23
NCI-H522
SK-MEL-28
UACC-257
MALME-3M
M-14
UACC-62
SK-MEL-2
MDA-N
MDA-MB-435
SK-MEL-5
CNS
Renal
Ovarian
Leukemia
Colon
Melanoma

** Ross et al. Nature Genetics, vol 24, March 2000, page 27*

Zeltia

Types of sarcoma

- **Approximately 1% of malignant tumors in adults**
- **Different histological types:**
  - malignant fibrous hystiocitoma
  - synovial sarcoma
  - leiomyosarcoma
  - fibrosarcoma
  - dermatofibrosarcoma protuberans
  - liposarcoma
  - malignant schwannoma
  - angiosarcoma
  - extraskeletal chondrosarcoma
  - epithelioid sarcoma
  - malignant hemangiopericytoma
  - malignant hemangioendothelioma
  - alveolar soft tissue sarcoma
  - clear cell sarcoma
  - sarcoma NOS
  - other

Technology production development



Growing on nets



Growing on rafts



Colony generation by gathering larvae



Biomass produced (kg.)
20,000
15,000
10,000
5,000
0
2000
1999
M
J
J
A
S
O
N

Zeltia

Hemisynthesis of ET-743

Synthesis from SAFRACIN B


OMe
HO
Me
O
H
Me
NMe
MeO
N
O
OH
NH
O
NH2
10 steps
OH
MOMO
OMe
H
Me
NMe
N
O
O
CN
OTBPS
9 steps
OAc
HO
OMe
Me
H
NMe
N
O
O
OH
S
O
O
MeO
NH
HO

Safracin B **Intermediate phase** **ET-743**

The synthetic process was reduced from 45 to 21 steps

Zeltia

Aplidine: a new agent with antiangiogenic properties



Origin: *Aplidium albicans*, Tunicate

Status:
- Phase I is ending, chosen for Phase II
- Patients treated: over 130 in 7 hospitals (U.S.A., E.U. and Canada)

Drug profile:
- Compound with broad antitumor spectrum
- Antiangiogenic in experimental models
- Activity in Phase I in: colorectal cancer, melanoma, non-Hodgkin lymphoma, thyroid medullar cancer and renal cancer
- Good safety profile

Zeltia

Aplidine: action mechanism*

- **Aplidine inhibits VEGF** (*vascular endothelial growth factor*) **secretion and the synthesis of its Flt-1 receptor**
- **Both VEGF and Flt1 are fundamental in angiogenesis** (*vascularization*)**, a key factor in tumor growth** *(Marchini et al., AACR, 2000; Broggini et al., in press 2000)*
- **Aplidine is reported as acting on the palmityl thioesterase protein** *(Meng et al., Biochemistry, 37 (1998) 10.488)*



Initial tumor
Vascularized tumor

Revised by Folkman, J, Sci. Am., 275, 116, 1996

* under research

zeltia



Kahalalide - F:
prostate and breast cancer



Origin: *Elysia rufescens*, Mollusc

Potential indication: Prostate (hormone-independent) and breast cancer (HER 2 +)

Status: Pre-clinical; clinical phase will begin at the end of 2000

Action mechanism:inhibits some protein kinases (e.g. erb-B2 Tyrkinase), breaks lysosome membrane*



* under research

Zeltia



ET-743 and Aplidine - Research centers and Researchers

COUNTRY	RESEARCH CENTER	RESEARCHER
Belgium	UZ Gasthuisberg, Leuven	Prof. Van Oosterom
	Institut Jules Bordet, Brussels	Dr. Piccart
	Universitair Antwerpen, Edegem	Prof. Vermorken
Canada	Regional Cancer Centre, Ottawa	Dr. Maroun
	Centre Hospitalier Université, Montreal	Dr. Belanger
France	Hôpital Paul Brousse, Villejuif	Prof. Misset
	Centre René Huguenin, Saint Cloud	Dr. Turpin
	Institut Gustave-Roussy, Villejuif	Prof. Armand Dr. LeCesne Dr. Zelek
	Centre Léon Bérard, Lyon	Dr. Blay
	Hôpital Saint Louis, Paris	Dr. Cottu
	Centre René Gauducheau, Nantes	Dr. Fumoleau
	Centre Oscar Lambret, Lille	Dr. Bonneterre
	Institut Bergonié, Bordeaux	Dr. Ravaud
Germany	Medizinische Klinik Nürnberg	Dr. Brunsch
	Medizinische Hochschule, Hannover	Prof. Schöffsky

Zeltia

ET-743 and Aplidine - Research centers and Researchers (cont.)

Italy	Centro di Riferimento Oncologico, Aviano	Dr. Frustaci
	Istituti Ortopedici Rizzoli Bologna	Dr. Picci
	Istituto Ricerca Cura Cancro, Candiolo	Dr. Aglietta
	Istituto Europeo di Oncologia, Milan	Dr. Peccatori Dr. De Braud
	Istituto Nazionale dei Tumori, Milan	Dr.Gianni-Dr.Casali-Dr Casanova
Holland	Free University Hospital, Amsterdam	Prof. Hoekman Dr. Giaccone
	Rotterdam Cancer Institute, Rotterdam	Prof. Verweij
	Netherlands Cancer Institute, Amsterdam	Dr. Schellens Prof. Rodenhuis
Norway	Norwegian Radium Hospital, Oslo	Dr. Aamdal
Spain	Institut Catalá d'Oncologia, L'Hospitalet de Llobregat	Dr. Germá
	Hospital Universitario 12 de Octubre, Madrid	Dr. Cortés-Funes
	Hospital Vall d'Hebrón, Barcelona	Dr. Baselga
	Instituto Valenciano de Oncología, Valencia	Dr. Poveda
	Hospital General de Asturias, Oviedo	Dr. Buesa
	Hospital Sant Pau i la Santa Creu	Dr. López-Pousa
	Hospital Germans Trias i Pujol, Badalona	Dr. Rosell
	Hospital Puerta de Hierro, Madrid	Dr. España
	Hospital Universitario Marqués de Valdecilla Santander	Dr. Rivera



ET-743 and Aplidine - Research centers and Researchers (cont.)

Switzerland	Ospedale San Giovanni, Bellinzona	Dr. Sessa
	Centre Pluridisciplinaire d'Oncologie, Lausanne	Dr. Bauer
United Kingdom	Beatson Oncology Center, Glasgow	Dr. Twelves
	Western General Hospital, Edimburgh	Prof. Smyth
	Royal Marsden Hospital, London	Dr. Judson
	Weston Park Hospital, Sheffield	Dr. Lorigan
	Christie Hospital, Manchester	Dr. Radford
U.S.A.	Cancer Therapy Research Center, San Antonio	Dr. Rowinsky
	Massachusetts General Hospital, Boston	Prof. Chabner Dr. Seiden Dr. Harmon Dr. Ryan
	Dana Farber Cancer Institute, Boston	Dr. Demetri Dr. Vasconcelles
	Memorial Sloan-Kettering Cancer Center, New York	Dr. Maki Dr. Gorlick
	Health Sciences Center Arizona, Tucson	Dr. Bagatell Dr. Hallum

zeltia



New candidates in pre-clinical development

Authorization for clinical trials
(IND, CTX, PEI)

Pre-clinical phase

Toxicology

Pharmacokinetics

Formulation

Stability

Advanced biological studies

→ **ES-285**

→ **Thiocoraline**

→ **Isohomoh. B**

→ **Lamellarins**

Zeltia

Registration and marketing plan



2002
2003
2004
2005
2006
2007
2008
2009
2010
Indications for ET-743:
Sarcoma 2
Sarcoma 1
Breast 2
Breast 1
Lung 2
Lung 1
Ovarian 2
Indications for Aplidine :
Renal and Thyroid
Colorectal 2
Melanoma
NHL
Indications for Kahalalide-F:
Prostate



Zeltia

ET-743: sales performance ($Mn)
analysis


Sales peak
1400
1200
1000
800
600
400
200
0
1
2
3
4
5
6
7
8
Taxol
Taxotere
ET-743 WW

Zeltia



PharmaMar's strategy

- Become an integrated pharmaceutical company, with its own marketing and sales structure in Europe and selling via licences in the rest of the world
- Clinical development focusing on the main types of tumor, tumors with no satisfactory medical treatment and fast-track registration wherever possible
- Assure a continued flow of products from R&D: launch a new drug/indication every two years
- Combine own production experience with third-party subcontractors
- Sound patent protection

zeltia



Conferences - 2000

- **ESMO: European Society for Medical Oncology**
  Hamburg 13-17 October 2000
  http://www.esmo.org

- **NCI/AACR/EORTC**
  Amsterdam 7-10 November 2000
  http://www.nddo.nl



Zeltia reaffirms the sea's potential as a source of medicines for the 21st century

- Zeltia is a **unique** pharmaceutical company with 2 potential blockbusters undergoing clinical trials
- **Leader and pioneer** in discovering and developing new anticancer products of marine origin
- The first **launch** is planned for **2002**
- A **third** product is entering clinical trials this year and a **fourth** candidate in 2001
- Compounds with a **novel** and **unique action mechanism***

* *under research*

Zeltia

9

Zeltia

José Abascal, 2
Tel.: 34 91 444 45 00
Fax: 34 91 593 2954
28003 Madrid

PUBLIC OFFERING OF SUBSCRIPTION AND SALE OF SHARES IN ZELTIA, S.A.

SUPPLEMENTARY INFORMATION TO THE PROSPECTUS

In accordance with the prospectus on the Primary Public Share Offering of ZELTIA, S.A., registered with the Comisión Nacional del Mercado de Valores on 22 June 2000 and in accordance with the provisions of section 11.10.1.5 thereof, the following supplementary information to that prospectus is presented as a significant event:

By virtue of the subscription option on 650,000 shares in ZELTIA, S.A., granted by this Company to the Underwriters of the Institutional tranches of the Public Offering of Subscription and Sale, the aforementioned Underwriters, as of today, have exercised the subscription option on all of the 650,000 shares in ZELTIA which were the object of said subscription option.

Madrid, 3 August 2000
(Signature)

Iñigo Zurita Goñi

Zeltia

José Abascal, 2
Tel.: 34 91 444 45 00
Fax: 34 91 593 2954
28003 Madrid

(Stamp: Comisión Nacional del Mercado de Valores
Entry register No. 2000 32686
10 May 2000)

02 JAN 30 AM 8:07

Comisión Nacional del Mercado de Valores
Att. Mr. Angel de Benito
Paseo de la Castellana 19
28046 Madrid

Madrid, 9 May 2000

Gentlemen:

In accordance with the provisions under article 82 of the Securities Market Law and the Comisión Nacional del Mercado de Valores interpretative letter 14/1998, dated 28 December 1998, Zeltia, S.A. hereby informs of the following **SIGNIFICANT EVENT:**

"The Zeltia, S.A. Ordinary Shareholders' Meeting held on 8 May 2000 at second call, has approved, among others, the following resolutions:

ONE (First on the Agenda).

To re-elect the ten members of the Board of Directors as Directors for a further five-year period.

The Board of Directors therefore comprises:

Mr. José Mª Fernández Sousa-Faro
Mr. Pedro Fernández Puentes
INVERFEM, S.A. (represented by Mr. José Luis Fernández Puentes)
Mr. Santiago Fernández Puentes
Mr. Fernando Gumuzio Iñiguez de Onzoño
Mr. José Antonio de Urquizu Iturrarte
JEPPO, S.L. (represented by Mr. José Félix Pérez-Orive Carceller
Mr. Juan Carlos Ameneiro Rivas
Mr. Carlos Cuervo-Arango Martínez
Mr. Alfredo Lafita Pardo

TWO (Second on the Agenda).

To approve the 1999 annual accounts and management report of Zeltia, S.A. and its Consolidated Group and the conduct of business by its Board of Directors in said period.

To allocate the profit (717,493,798 pesetas) to increase the balance in the Company's voluntary or unrestricted reserve account.

THREE (Third on the Agenda).

To re-appoint PRICEWATERHOUSE COOPERS for a one-year period as auditors of the Company's accounts.

FOUR (Fourth on the Agenda)

To increase the share capital of Zeltia, S.A. by a nominal amount of 1,038,569.84 euros, via the issue of 3,709,178 new ordinary shares, all of the same class and series as those already existing and represented by book entries. The shares shall be issued for their nominal value of 28 cents of a euro (0.28 euros) of nominal value each, plus an issue premium of 4.27 euros (four euros and twenty-seven cents of a euro) each, giving an issue price of 4.55 euros (four euros and fifty-five cents of a euro) per share.

The shares of Zeltia, S.A. subject to this capital increase shall be offered for their subscription and full disbursement via non-monetary contributions consisting of ordinary shares in the Spanish company Pharma Mar, S.A., in the proportion of one (1) Pharma Mar, S.A. share for every twenty-two (22) newly-issued Zeltia, S.A. shares to the Pharma Mar, S.A. shareholders who have expressed their intention of accepting this capital increase (whose identities and number of individually-attributed shares were indicated in the Annex to the Meeting's Minutes). In accordance with article 161.1 of the Corporations Law, the possibility of incomplete subscription of the agreed capital increase is expressly provided for, in which case the amount of the share issue shall be reduced to the amount actually subscribed.

1 *Exclusion of preferential subscription rights*
In accordance with the company's interests, and under the provisions of article 159 of the Corporations Law, the preferential subscription right of Zeltia, S.A. shareholders is totally suppressed.

2 *Subscription of the capital increase*
The Zeltia, S.A. shares subject to this capital increase shall be offered for their subscription and disbursement to the shareholders of Pharma Mar, S.A. listed in Annex I of the Minutes to the Meeting, following compliance with the requirements under the Securities Market Law and Royal Decree 291/1992, dated 27 March.

The shareholders who subscribe this capital increase must contribute to the Company the shares in Pharma Mar, S.A. currently owned by them, free of the charges and liens which, in relation to each and every one of them, are listed in Annex I of these Minutes.

3 *Rights of new shares*

The new shares shall grant their owner, from the date of subscription, the same rights as the Zeltia, S.A. shares which are currently in circulation. In particular, the subscriber of the new shares shall be entitled to receive any interim or supplementary dividend disbursements paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any distributed out of prior years' profits.

4 *Information made available to the shareholders*

This resolution was approved after making available to the shareholders the Board of Directors' Report and Proposal, in compliance with articles 144.1 a), 155.1 and 159.1 b) of the Corporations Law, and the Auditors' Report on the Company Accounts in compliance with article 159.1 b) of said Law. Furthermore, it is indicated that, in view of the nature of the consideration in this capital increase, the independent expert Mr. Eduardo Luis Giménez Bascoy has issued a report as required under article 38 of the Corporations Law.

5 *Invocation of the special regime for mergers, splits, asset contributions and securities swaps*

It was resolved to invoke the special tax regime provided in Title VIII, Chapter VIII of Corporate Income Tax Law 43/1995, dated 27 December, for the securities swap operation and the relevant communication for this purpose was submitted to the Economy and Finance Ministry.

It is placed on record that the Company has applied to the Economy and Finance Ministry for a binding ruling as to the possibility that the securities swap transaction be included under the aforementioned tax regime, but that, to date, the Company has not received a reply to said application. As a result, inclusion under this tax regime would be without effect in the event of a negative reply to said application.

6. *Empowerment of the Board of Directors*

The Board of Directors, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, is expressly empowered, in accordance with the provisions of article 153.1 a) of the Corporations Law, to indicate the date on which the capital increase shall be carried out and to determine, if appropriate, the conditions of the capital increase which were not specified by the Shareholders' Meeting (expressly including the subscription and disbursement procedure), in accordance with the terms and deadlines thereof. Furthermore, in accordance with article 153.2 of the aforementioned Law, the Board of Directors is empowered, once the capital increase has been completed,

to modify article 6 of the Company Bylaws to adapt it to the new amount of capital deriving from the number of shares actually subscribed.

The powers conferred upon the Board of Directors under this resolution, and which may be delegated to the persons it designates, expressly include the following:

(a) *To draft, sign and present the appropriate prior communication of this capital increase to the Comisión Nacional del Mercado de Valores, and to present such additional information or supplementary documentation as may be required by the latter.*

(b) *To draft, sign and present the Prospectus for the approved capital increase to the Comisión Nacional del Mercado de Valores, in compliance with the provisions of Securities Market Law 24/1998, dated 28 June, and Royal Decree 29/1992, dated 27 March, on share issues and public share offerings, assuming the responsibility for its contents, and to draft, sign and present such supplements as may be necessary, requesting their clearance and registration.*

(c) *To take any such action, make any such declaration or complete any such procedure as may be necessary before the Comisión Nacional del Mercado de Valores, the Governing Bodies of the Stock Markets, the Stock Market Companies, the Securities Compensation and Settlement Service and any other public or private body, entity or registry, in order to obtain authorization, clearance and subsequent execution of this capital increase, plus the listing of the shares issued by virtue of same.*

(d) *To draft and publish such advertisements as are necessary or advisable and any other legally-provided documents with respect to this capital increase.*

(e) *To draft, sign, grant and, where appropriate, certify any type of document, including those pertaining to the subscription of the shares subject to this capital increase.*

(f) *To declare the capital increase to be closed on completion of the subscription period and once the disbursements of the shares actually subscribed have been made, granting such public and private documents as may be necessary for the capital increase.*

(g) *And, in general, to carry out such actions as may be necessary or merely advisable for the successful completion of this capital increase.*

FIVE (FIFTH on the Agenda)

To increase the share capital of Zeltia, S.A. via the issue of new ordinary shares in a Public Offering for Subscription of the shares issued, in accordance with the following conditions:

1. *Nominal amount of the issue*
   The nominal amount of the issue shall be of eight hundred and forty thousand (840,000) euros, via the issue and placement, by public offering, of three million (3,000,000) new ordinary shares whose par value is 0.28 euros each.

2 *Issue price*

The new shares shall be issued at their par value of 0.28 euros each, it being agreed that the issue premium shall be equal to the difference between the share price set in the Public Offering and the par value of the share.

The share price and, as a result, the issue premium, shall be set during the placement process by the Board of Directors, or by the persons to whom it delegates, in accordance with the methods and criteria normally utilized in public offerings for sale and subscription of securities, in order that the issue price reflect the market value of the shares as closely as possible.

The share price and, as a result, the issue premium, may differ according to the tranches into which the Public Offering of Subscription is divided. In any event, in accordance with article 159.1.c of the Corporations Law, the issue prices of the new shares must be higher than the net worth of same. The Company's net worth per share amounts to 1.489 euros (247.79 pesetas), as indicated in the report by the Zeltia, S.A. auditors PRICEWATERHOUSE COOPERS dated 18 April 2000, prepared for the purposes of the provisions of the aforementioned article of the Corporations Law.

3. *Disbursement of the shares*
   The disbursement of the new shares, including the issue premium, shall be made in cash, for the full price and in the way, period and conditions approved by the Company's Board of Directors or the persons to whom it delegates.

4 *Representation of the new shares*
   The new shares shall be represented by book entries, the record of which shall be kept by the Securities Settlement and Compensation Service and its affiliate entities, in accordance with the provisions of Royal Decree 116/1992, dated 14 February.

5 *Rights of the new shares*
   As from the date of their subscription, the shares issued shall entitle their owners to the same financial and political rights as the shares currently in circulation. Specifically, subscribers of the new shares shall be entitled to receive any such interim and supplementary dividend payments as are paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any which may be distributed out of previous years' profits.

6. *Public Offering for Subscription*

It is resolved to offer to the public for subscription the shares corresponding to the agreed capital increase, subject to the provisions under the Securities Market Law and its implementing regulations and in accordance with the normal procedure for public offering for sale and subscription of securities. The terms and conditions of the Public Offering of Subscription shall be established by the Board of Directors or by the persons to whom it delegates, via the corresponding Prospectus, Offering Circular and any such ancillary documents as are necessary to this end, by virtue of the empowerment conferred by this Shareholders' Meeting.

7. *Simultaneousness with Public Offering for Sale*

The Company shall make a Public Offering for Sale of the shares of the Pharma Mar, S.A. shareholders who have expressed to the Company their intention of selling the shares in the Company which are attributed to them as a result of the capital increase approved under resolution Four above. With respect to point FIVE on the Agenda, it is expressly indicated that none of the Company's shareholders has expressed his intention of selling his shares and accepting the Public Offering of Sale, the latter consequently being limited to the aforementioned Pharma Mar, S.A. shareholders.

Said Public Offering for Sale shall be carried at the same time as the Public Offering for Subscription of shares issued in the capital increase under this resolution and in the same terms and conditions as the latter.

8. *Exclusion of preferential subscription rights*

In order to enable the procedure for the public offering of securities to be applied and under the provisions in article 159 of the Corporations Law, the shareholders' right to preferential subscription is eliminated.

9. *Incomplete subscription*

In accordance with article 161.1 of the Corporations Law, the possibility of incomplete subscription of the agreed capital increase is expressly envisaged, in which case the amount of the share issue shall be reduced to the amount actually subscribed.

10 *Modification of Company Bylaws*

Following completion of the capital increase, the Board of Directors and the persons to whom it delegates are empowered to adjust article 6 of the Company Bylaws in line with the new amount of capital deriving from the number of shares actually subscribed.

11. *Execution of the issue*

This capital increase shall be carried out independently of, and immediately subsequent to, the capital increase with non-monetary contributions approved

earlier by this Shareholders' Meeting. As a result, the efficacy of the issue of the second increase depends on the effective subscription and disbursement of the first capital increase.

12 *Empowerment of Board of Directors*

The Board of Directors, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, is expressly empowered, in accordance with the provisions of article 153.1 a) of the Corporations Law, to indicate the date on which the agreement must be implemented in a maximum period of one year from the date on which this resolution is approved, and to determine the conditions of same and of the Public Offering for Subscription and Sale in all matters not envisaged by the Shareholders' Meeting and, in particular, the tranches of the Public Offering for Subscription and Sale which shall be addressed to the various types of investor, the characteristics required for the investors to be included in the various types, the requirements as to the formulation of applications, purchase orders and share subscription proposals, the criteria for preferential assignment of the shares among the investors in the various tranches of the Public Offering for Subscription and Sale and its method of application, systems of prorating and allotment among the parties interested in the subscription and/or purchase of the shares between the Public Offering of Subscription and the Public Offering of Sale, the method of allotment of the shares among the tranches, where necessary, the determination of the price or prices of issue in the capital increase by applying the normal procedure in public securities offerings, and the subscription period.

Furthermore, the Board of Directors (or the person to whom it delegates) shall have full powers so as to successfully complete the Public Offering for Subscription and Sale of shares and to comply with the necessary formal procedures, in particular to appear before the authorities and public bodies to carry out such actions and submit such documents as may be necessary, in particular before the Comisión Nacional del Mercado de Valores.

The powers conferred upon the Board of Directors by virtue of this resolution, and which the Board of Directors may delegate to whomsoever it chooses, expressly include the following:

(a) *To draft, sign and present the appropriate prior communication of the Public Offering for Subscription and Sale of shares to the Comisión Nacional del Mercado de Valores, and to present any such additional information or supplementary documentation as may be required by same.*

(b) *To draft, sign and present the Prospectus for the Offering for Subscription and Sale to the Comisión Nacional del Mercado de Valores, as provided by the Securities Market Law 24/1998, dated 28 July, and Royal Decree 29/1992, dated 27 March, on the issues and public offerings of securities, assuming the*

responsibility for its content, and to draft, sign and present such supplementary documentation as may be necessary for its clearance and registration.

(c) *To take any action, make any declaration or undertake any procedure before the Comisión Nacional del Mercado de Valores, the Stock Markets' Governing Bodies, the Sociedad de Bolsas, the Securities Settlement and Compensation Service and any other public or private body, entity or registry, in order to obtain authorization, clearance and, subsequently, to achieve the execution of the Public Offering for Subscription and Sale of shares, plus the listing of the newly-issued shares resulting from the Public Offering for Subscription.*

(d) *To draft, sign and grant such public and private documents as may be necessary with respect to the potential addressees of the Public Offering for Subscription and Sale who are not resident in Spain, including the Offering Circular in both its preliminary and its final drafts, and to take such other action as necessary for the placement of the shares involved in the Public Offering for Subscription and Sale among investors who are not resident in Spain.*

(e) *To negotiate, agree and sign one or several underwriting and placement contracts for the different tranches of the Public Offering for Subscription and Sale, agency contracts, protocols and draft agreements pertaining to said underwriting and placement contracts, and any that may be necessary in the best interests of the Public Offering for Subscription and Sale of shares, including, for example and without limitation, contracts for securities loans and subscription and/or purchase options to cover any surplus demand deriving from the Public Offering for Subscription and Sale.*

(f) *To undertake not to issue, offer or sell, either directly or indirectly, shares, bonds, convertible or exchangeable bonds or any other instruments which might provide entitlement to the subscription of the Company's shares, in the period, terms and conditions which are freely determined by the Company.*

(g) *To take such actions as may be necessary in accordance with the terms and conditions of the Public Offering for Subscription and Sale, including, in particular, setting the price or prices of same.*

(h) *To withdraw from the Public Offering for Subscription and Sale where legally possible and advisable for the Company or its Shareholders.*

(i) *To draft and publish such advertisements as may be necessary or advisable with respect to this increase or to the Public Offering for Subscription and Sale, in addition to any such other documents as legally provided, such as a three-page leaflet summarizing the Prospectus.*

(j) *To draft, sign, grant and, where applicable, certify, any type of documentation including, among others, that which pertains to the subscription of the shares*

involved in the Public Offering of Subscription and Sale of shares, including the Subscription Bulletin.

(k) *To declare the capital increase to be closed on completion of the period of Subscription and of disbursements of the shares that have actually been subscribed, granting any such public or private documentation as may be advisable for the execution of the capital increase and the Public Offering of Subscription.*

(l) *And, in general, to carry out such actions as may be necessary or merely advisable in the best interests of the Public Offering for Subscription and Sale.*

SIX (Sixth on the Agenda)

To carry out a third capital increase of Zeltia, S.A. via the issue of new ordinary shares separately of, and subsequently to, the second capital increase approved in resolution FIVE above. The shares issued in the third capital increase shall be offered for their subscription, in accordance with the corresponding underwriting contracts, to the financial institutions which participate in the placement of the Public Offering for Subscription described in the above resolution in order to instrument a mechanism enabling, if applicable, the over-adjudication of shares in the institutional tranches of the Public Offering for Subscription and Sale to establish the Company's share price, in line with normal practice in this type of transaction.

1. *Nominal amount of the issue*
The nominal amount of the issue shall be one hundred and eighty-two thousand (182,000) euros, via the issue and placement in circulation of six hundred and fifty thousand (650,000) new ordinary shares whose par value is 0.28 euros each.

2. *Issue price*
The new shares shall be issued at their par value of 0.28 euros each, it being agreed that the issue premium shall be the same as that eventually established for institutional investors in the capital increase discussed in resolution FIVE above.

The issue premium shall be established by the Board of Directors, or by the persons to whom it delegates, in accordance with the provisions of the previous paragraph.

3. *Disbursement of the shares*
The disbursement of the new shares, including the share premium, shall be made in cash, for the full price and in the manner and under the terms and conditions approved by the Company's Board of Directors or the persons to whom it delegates.

4. *Representation of the new shares*

The new shares shall be represented by book entries, which shall be registered with the Securities Settlement and Compensation Service and its affiliate entities, in accordance with the provisions of Royal Decree 116/1992, dated 14 February.

5. *Rights of the new shares*

The new shares shall grant their owner, from the date of subscription, the same rights as the Zeltia, S.A. shares which are currently in circulation. In particular, the subscriber of the new shares shall be entitled to receive any interim or supplementary dividends paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any distributed out of prior years' profits.

6. *Exclusion of preferential subscription right. Addressee of capital increase.*

In order to enable the shares to be over-allotted in the institutional tranches of the Public Offering for Subscription and Sale approved in the above resolution with a view to stabilizing the Company's share price and achieving an orderly placement of the newly-issued shares, the shareholders are completely excluded from the right to preferential subscription.

The shares issued in the third capital increase shall be offered for subscription in accordance with the corresponding underwriting contracts, to the financial institutions which participate in the placement of the Public Offering for Subscription described in the above resolution and which sign the corresponding underwriting contracts, by virtue of the share subscription option granted to them by the Company in said contracts, all in accordance with the terms and conditions determined by the Company's Board of Directors or the persons to whom it delegates.

7. *Incomplete subscription.*

In accordance with article 161.1 of the Corporations Law, the possibility of incomplete subscription of this third capital increase is expressly provided for, in which case the amount of the issue shall be reduced to the amount actually subscribed.

8. *Modification of Company Bylaws*

Following completion of this third capital increase, the Board of Directors and the persons to whom it delegates are empowered to amend article 6 of the Company Bylaws in line with the new amount of capital deriving from the number of shares actually subscribed.

9. *Execution of the issue*

This capital increase shall be carried out independently of, and immediately subsequent to, the capital increase with non-monetary contributions approved earlier by this Shareholders' Meeting. As a result, the efficacy of the issue of this increase depends on the effective subscription and disbursement of the capital increases referred to in the preceding items on this agenda.

The terms and conditions of this capital increase, the time of its execution and its addressees shall be established by the Board of Directors or by the persons to whom it delegates, via the corresponding resolution and such ancillary documentation as may be necessary to this end, by virtue of the empowerment which the Shareholders confer at this Meeting.

10. *<u>Empowerment of the Board of Directors</u>*
The Board of Directors, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, is expressly empowered:

(a) *To indicate the time at which the conditions envisaged for the third capital increase are met, set the date on which it must be carried out and establish the other conditions of same in all matters not provided in this resolution. The maximum period for exercising the power shall be one year from the date of adoption of this resolution.*

(b) *To determine the final amount of the issue premium subject to the provisions of this resolution.*

(c) *To establish the issue conditions, among others, of this third capital increase including, but not limited to, the time and manner of its execution, the date and period of subscription and, in general, the set of rules by which it is to be governed.*

(d) *To take any such action, make any such declaration and carry out any such procedures as may be necessary before the Comisión Nacional del Mercado de Valores, the Securities Markets' Governing Bodies, the Sociedad de Bolsas, the Securities Settlement and Compensation Service, the Directorate General of Trade Policy and Foreign Investments and any other private or public body, entity or registry.*

(e) *To take all necessary action in accordance with the terms and conditions of issue of this third capital increase.*

(f) *To draft and publish such advertisements as may be necessary or advisable, where applicable, with respect to this capital increase.*

(g) *To draft, sign, grant and, where applicable, certify any type of document with respect to this increase.*

(h) *To declare the issue of this third capital increase to be closed, on completion of the subscription period and the disbursements of the shares that are actually subscribed, granting such public and private documents as may be necessary for the execution of the increase.*

(i) *And, in general, to take such action as may be necessary or merely advisable in the best interests of the issue corresponding to the capital increase approved in this resolution.*

SEVEN (Eighth on the Agenda)
To apply for the shares issued under the capital increases approved by virtue of resolutions FOUR, FIVE, SIX and SEVEN above to be listed on the securities markets of Madrid, Barcelona, Bilbao and Valencia and on the SIBE Continuous Market in the same conditions as the shares currently in circulation.

To confer upon the Board of Directors powers as broad as may be required by the law, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, the power to apply for the admission to listing of said shares, carrying out whatever actions are necessary or advisable to this end.

EIGHT (Ninth on the Agenda)

To authorize the purchase of shares issued by the Company, via sale-purchase, swap or accord and satisfaction either by the Company itself or via any company in which it holds an ownership interest of more than FIFTY PER CENT, subject to the following limitations:

AUTHORIZATION PERIOD: The purchases may be carried out at any time during the eighteen-month period set out in Article 75 of the Corporations Law.

MAXIMUM AND MINIMUM PURCHASE PRICES: For any of the aforementioned securities, the company and/or its subsidiaries may not purchase shares in the company at a price more than FIVE PERCENT higher or FIVE PERCENT lower than the market price on Spain's electronic market.

MAXIMUM AMOUNT AND OTHER LIMITATIONS: The Board of Directors shall be entitled to purchase shares up to a maximum equivalent to FIVE PERCENT of capital stock at any given time.

In no event may shares be purchased when their par value, when added to that already owned by the company and its subsidiaries, exceeds FIVE PERCENT of the company's capital stock at any given time.

In no case may own shares be purchased when their purchase does not allow the company to book the reserve stipulated under Rule 3 of Article 79 of the Corporations Law without reducing the Company's capital stock or restricted reserves.

The unexecuted part of resolution SEVEN adopted at the Shareholders' Meeting held on 8 May 2000, in relation to the authorization for the purchase of own shares, is also hereby revoked.

NINE (Tenth on the Agenda)

A. To modify article 14 of the Company Bylaws, via the addition of a new point c) in paragraph 4 of said article, the final draft of which reads as follows:

"Article 14. Class of Shareholders' Meetings.

1. The Shareholders' Meeting may be ordinary or extraordinary.

2. The Ordinary Shareholders' Meeting shall necessarily be held in the first half of every business year in order to approve the conduct of business and the annual accounts and to determine the distribution of earnings, without prejudice to its competence to discuss and resolve any other matter which may feature on the agenda.

3. Any Shareholders' Meeting other than that described in the above section shall be considered to be extraordinary.

4. The Shareholders' Meetings, whether ordinary or extraordinary, must be convened by the Board of Directors. The Board of Directors may call a Meeting whenever it considers that it is in the Company's interests, and it shall be obliged to do so in the event of the following: (a) in the case envisaged in section 2 of this article; (b) when Shareholders representing at least five per cent of share capital so request; and (c) in case of a tender offer for shares of the Company. In this last case, the Meeting must be convened as soon as possible in order to inform shareholders as to the circumstances of the operation and to give them an opportunity to offer a coordinated reply. The agenda of said Meeting must include any items requested in the three days subsequent to the announcement of the tender offer by any shareholder representing at least 0.5% of share capital."

***B.** To modify article 19 of the Company Bylaws, reducing to twenty the minimum number of shares necessary to attend the Shareholders' Meeting. The final wording of said article reads as follows:*

"Article 19. Attendance rights. The right to attend the Shareholders' Meeting and vote thereat shall be granted only to those shareholders who legitimately own at least TWENTY SHARES in the Company and who are registered as the owners of said shares in the registers in which the corresponding book entries are included. In the event that the book entry system ceases to apply, the shares must have been deposited with the Company's cashier at least five days prior to the date of the Shareholders' Meeting in question unless a supporting receipt as proof that they are in deposit in any domestic bank has been presented to the Company, with said period of notice."

C. To modify article 26 of the Company Bylaws, introducing a limitation on the maximum number of votes to be cast at the Shareholders' Meeting. The final draft of said article reads as follows:

"Article 26. Resolutions. 1. Except in the circumstances established in article 103 of the Corporations Law, resolutions shall be approved by a majority of the shareholders in attendance.

2. When the resolutions are not approved nem con, voting may be nominal or secret, the latter when the Electoral Panel considers that the nature of the matters to be voted upon make it advisable.

3. For the purposes of counting the votes, each share shall be deemed to have one vote.

4. Without prejudice to the provisions in the previous paragraph, no shareholder may cast a number of votes corresponding to more than the number of shares representing 25% of share capital, even when the number of shares which said shareholder owns exceeds said percentage of share capital. This limitation does not affect votes corresponding to shares for which a shareholder holds a proxy, in accordance with the terms under article 20 of these Bylaws.

The limitation established in the previous paragraph shall be extended to any matter which is subject to decision by the Shareholders' Meeting, including the designation of administrators by the proportional system, but excluding the modification of this article which, in any event, shall require for its approval a qualified majority of three-quarters of the share capital present or represented. That limitation shall also be applicable to the maximum number of votes which may be cast, either jointly or separately, by a person and the company, companies or shareholder partnerships controlled by that person. A group shall be construed to exist in the event of the circumstances established under article 4 of the Securities Market Law.

5. Any shareholder who has acquired shares, bonds or other securities that are convertible into Company shares via a tender offer which did not cover all of the securities in circulation is subject to a supplementary limitation on voting rights to the effect that said shareholder may not cast a number of votes corresponding to shares representing more than 10% of share capital, even when the number of shares owned by said shareholder exceeds said percentage of share capital. This supplementary limitation shall be governed by the rules established in the second paragraph of section four above."

D. To modify article 38 of the Company Bylaws, via the replacement of the figure corresponding to the fixed portion of the bylaw remuneration to Directors by a new amount; the article now reads as follows:

"The Board of Directors shall receive jointly and annually as attendance fees the gross amount of 12 million five hundred thousand pesetas, which amount may be updated yearly in line with the CPI.

The Board of Directors shall be remunerated for the tasks they carry out only when the Company is generating profits. Each Director shall receive a minimum fixed amount of five million five hundred thousand pesetas per year or any such larger amount as appropriate, equivalent to ten per cent of the Company's net profits, after complying with the limits indicated in article 130 of the Corporations Law, to be distributed among all the Board members and provided that said amount under no circumstances exceeds ten per cent of the gross dividends approved by the Company's Shareholders' Meeting which approved the conduct of business in the same period.

The remuneration deriving from membership of the Board of Directors shall be compatible with any other professional or employment remuneration that may correspond to the Director for other executive or advisory tasks which he carries out at the Company."

Very truly yours,

(Signature)

Iñigo Zurita Goñi
Legal Counsel

Zeltia

José Abascal, 2
Tel.: 34 91 444 45 00
Fax: 34 91 593 2954
28003 Madrid

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana 18
28046 Madrid

Madrid, 28 February 2000

Gentlemen,

We hereby notify the following information regarding Zeltia, S.A. for registration under OTHER COMMUNICATIONS:

"*With regard to the interview conducted by the journalists J. Gómez and F. Rodríguez and published in the daily newspaper EXPANSION on 26 February 2000, Zeltia, S.A. wishes to clarify the following points:*

1. *That the answers published are partial transcripts and interpretations by the interviewer of the statements made by the Chairman of the Company.*
2. *That the Company is particularly keen to emphasize that, although it is true that the Chairman stated that nothing special had occurred in 2000 with regard to the clinical trials carried out by the subsidiary PHARMA MAR, at no time did he say that there is no explanation for the increase in ZELTIA's share price.*
3. *That the Chairman of ZELTIA did offer his personal opinion as to the increase in ZELTIA's share price in February; indeed, this opinion is reported by EXPANSION itself in an article by Andrés Fernández on 25 February 2000".*

Very truly yours,
(Signature)

José María Fernández Sousa-Faro
Chairman

12

(Stamp: Comisión Nacional del Mercado de Valores
Entry register No. 1999 61756
23 November 1999)

Zeltia

José Abascal, 2
Tel.: 34 91 444 45 00
Fax: 34 91 593 2954
28003 Madrid

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana 18
28046 Madrid

Madrid, 21 November 1999

Gentlemen,

We hereby inform you of the following information regarding the company PHARMA MAR, S.A. (subsidiary of Zeltia, S.A.) for registration under <u>OTHER COMMUNICATIONS</u>:

"Between 16 and 19 November, the "Molecular Targets and Cancer Therapeutics" congress took place in Washington DC. The congress was organized by the three main international bodies involved in cancer research: the USA's AACR (American Association for Cancer research) and NCI (National Cancer Institute) and Europe's EORTC (European Organization for Research and Treatment of Cancer).

At the congress, which was attended by more than 2,000 oncologists and expert cancer researchers, in an effort to learn about and exchange information on the latest advances in cancer treatment, Pharma Mar and its collaborators made public the findings of their most recent advances in pre-clinical and clinical trials, among which the Company wishes to emphasize the following:

1. *Findings were presented from early Phase II clinical trials with ET-743 in the treatment of sarcoma and they are consistent and confirm the activity data previously presented and allow progression to a pivotal Phase II study for sarcoma (osteosarcoma, soft-tissue sarcoma and childhood cancers) in which statistically significant data will be compiled which may allow a registration for these indications. Two advanced Phase II studies are already under way on soft tissue sarcoma, and further studies are due to commence in early 2000, one on osteosarcoma and the other on childhood cancers.*
2. *At meetings held at the time of the congress between the Company and Phase II researchers into breast cancer, evidence was presented of activity in initial Phase*

II trials. Based on these results, the Company has decided to commence advanced Phase II trials.

3. *Findings were presented from the Phase I trials on Aplidine, in which 76 patients have so far been treated and which demonstrate that the component has reached pharmacologically active doses. Furthermore, there is preliminary evidence of activity in the treatment of melanoma that is resistant to conventional treatments.*

The Company considers that the findings are positive for the development of its compounds, although there is no guarantee of registration for any of the compounds in the pipeline, particularly in the case of Aplidine, where Phase I clinical trials have not yet concluded.

Very truly yours
(Signature)

Iñigo Zurita Goñi
Legal Counsel

13

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana 18
28046 Madrid

Madrid, 10 November 1999

Gentlemen:

We hereby inform of the following information about PHARMA MAR, S.A. (a subsidiary of ZELTIA, S.A.) so it can be registered under the heading of **OTHER COMMUNICATIONS**:

"With regard to the information published by news agency BLOOMBERG (a copy of which is attached to this letter), ZELTIA, S.A. states the following:

- ZELTIA, S.A. categorically denies that the compound ET-743, developed by its subsidiary PHARMA MAR, S.A., has proved to be an effective drug against bone, breast, pancreas and liver cancer. Phase II clinical trials are currently taking place in several hospitals to study the effectiveness of ET-743 against different tumors. Once Phase II is completed, the company will release the final data about the effectiveness, with a view to possible registration.

- At the AACR-NCIC-EORTC Meeting in Washington between 16 and 19 November, there will be several presentations about the research undertaken with various compounds owned by PHARMA MAR, in particular ET-743 and Aplidine. The company reiterates the communication it filed with the CNMV on 16 September about the aforementioned Meeting; the wording was as follows: "because of the progress of the studies, we project that the researchers who are carrying out phase II trials of ET-743 will present additional data at the AACR-NCIC-EORTC Meeting in Washington on 16 - 19 November."

- ZELTIA, S.A. categorically denies that the employees of ZELTIA, S.A. or of PHARMA MAR, S.A. have in any way qualified the results to be presented at the aforementioned Meeting. In particular, the Company denies that it stated having expected that the results to be presented would be spectacular or that the results obtained to date with breast cancer were spectacular."

Very truly yours,

Iñigo Zurita Goñi
Legal Counsel

(Stamp: Comisión Nacional del Mercado de Valores
Entry register No. 1999 48544
17 September 1999)

Zeltia

José Abascal, 2
Tel.: 34 91 444 45 00
Fax: 34 91 593 2954
28003 Madrid

Comisión Nacional del Mercado de Valores
Att. Director del Area de Mercados
Paseo de la Castellana 18
28046 Madrid

Madrid, 16 September 1999

Gentlemen,

We hereby inform you of the following information regarding the company PHARMA MAR, S.A. (subsidiary of Zeltia, S.A.) for registration under OTHER COMMUNICATIONS:

At the European Cancer Conference (ECCO) held in Vienna on 12 to 16 September, Doctor Delaloge of the Paul Brousé Hospital in Paris (France) presented findings obtained from the clinical trials of ET-743 in advanced metastatic soft tissue sarcoma and osteosarcoma patients who had previously been treated with other drugs.

The data presented refer to Phase I and II patients and patients classified as "compassionate" (i.e. patients who, although not eligible for the study, have been administered the treatment on an experimental basis in view of the drug's therapeutic potential and the consequent possibility of it proving beneficial to patients who are resistant to conventional treatments).

Doctor Delaloge's conclusions on the findings are as follows:

"The modality of infusion of ET-743 during 24 hours every 21 days is viable for patients with advanced soft tissue metastatic sarcoma and osteosarcoma who have previously been treated with other drugs, thereby confirming the Phase I data.

ET-743 seems to be an active agent in the treatment of patients with advanced metastatic soft tissue sarcoma and osteosarcoma who have previously been treated with other drugs. These findings have brought about the launch of Phase II trials in patients with the aforementioned tumors, currently under way in hospitals in Europe and the USA".

Doctor Chrish Twelves from the Beatson Enfermery in Glasgow (UK) gave a presentation at the congress on Phase I of ET-743 which reported the existence of

objective responses in patients with advanced soft tissue sarcoma and osteosarcoma who had previously been treated with other drugs, and confirmed the viability of its clinical use and the fact that its side effects are predictable and temporary.

The Company, in line with the doctors' conclusions, believes that the findings presented are not conclusive and that only after the publication of the Phase II findings (currently under way) will there be statistically sound data available. In view of the progress in the studies, researchers conducting Phase II clinical trials on ET-743 will foreseeably present further findings at the AACR-NCIC-EORTC congress to be held in Washington on 16-19 November".

Very truly yours,
(Signature)

Iñigo Zurita Goñi
Legal Counsel

Zeltia

José Abascal, 2
Tel.: 34 91 444 45 00
Fax: 34 91 593 2954
28003 Madrid

02 JAN 30 AM 8:07

(Stamp: Comisión Nacional del Mercado de Valores
Entry register No. 2000 66796
5 October 2000)

Comisión Nacional del Mercado de Valores
Att. Mr. Antonio Más & Mr. Alejandro Marroquín
Paseo de la Castellana 19
28046 Madrid

Madrid, 5 October 2000

Gentlemen,

In accordance with article 82 of the Securities Market Law and based on the criterion established in interpretative letter 14/1998, we hereby attach a copy of the presentation to analysts and investors which is due to be delivered today by the Chairman of the Board of Directors, Mr. José María Fernández Sousa-Faro, at 12.30 p.m., so that it may be registered as a **SIGNIFICANT EVENT.**

The meeting has been organized by the INSTITUTO DE ANALISTAS FINANCIEROS.

In order for the time of the end of the presentation to coincide with the time of publishing this significant event, we request that you do not release this until the end of the aforementioned presentation with analysts, planned for 2 p.m. today. If the presentation finishes earlier, we will let you know immediately.

Very truly yours,

(Signature)

Iñigo Zurita Goñi
Legal Counsel

P.S.: A CD ROM is attached which includes the text of the presentation in Power Point.



Zeltia

- **Major presence in pharmaceuticals and chemicals in Spain for over 60 years**
- **Listed in electronic market - IBEX 35**
- **Market capitalization: € 3.2 Bn**

PharmaMar	**99%**	**1986**	**Develops drugs of marine origin**
Pharma Gen	**97%**	**1990**	**Biotechnology: DNA analysis**
Zelnova	**100%**	**1991**	**Air fresheners & insecticides** ***No. 1 in Spain; market share: 24%***
Xylazel	**100%**	**1975**	**Wood and metal protection paints** ***No. 1 in Spain; market share:>50%***
Investments			**Real estate (100%)** **Banco Guipuzcoano (3.0%)** **Pescanova (2%)**

zeltia



Zeltia: Significant events in 2000

- Purchased 30% of PharmaMar (stock deal), increasing its stake to 99.1%
- Entered IBEX-35 (3/07/00):
  - Weighting: 0.98 %
  - Market capitalization: approx. Ptas 600 Bn
- Completed the largest capital increase even by a EU biotechnology company:
  - Finished on 3/07/00
  - Green Shoe exercised on 4/08/00
  - Ptas 48.32 Bn were placed
  - The company received Ptas 36.742 Bn (the rest was in the form of a secondary public offering)
  - It was oversubscribed approx. 2.5 times
- A 4-for-1 split was approved and executed on 8/09/00

zeltia



Main figures (consolidated data in Millions of Pesetas)

	1998	1999	June 00	Projection Dec. 00
Sales	6,421	7,974	4,814	9,539
Total revenues	7,563	10,302	6,530	12,794
Ordinary profit	638	722	639	858
Earnings before taxes	686	1,752	2,191	2,495
Earnings attributed to controlling company	584	1,609	1,937	2,101
Net assets	16,401	21,223	26,286	57,000
Equity	10,430	11,559	16,270	52,176
Share capital	1,578	1,518	1,691	2,298
R&D	1,068	2,228	1,444	3,155

Zeltia

THE GROUP COMPANIES IN FIGURES



ZELNOVA, S. A.



6000
5000
4000
3000
2000
1000
0
640
620
600
580
560
540
520
500
480
1998
1999
Proj. 2000
Net revenues
Net profit

xylazel, s.a.



3500
3000
2500
2000
1500
1000
500
0
600
500
400
300
200
100
0
1998
1999
Proj. 2000
Net revenues
Net profit



500
450
400
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
1998
1999
Proj. 2000
Net revenues
Net profit

Pharma Gen, s.a.

zeltia

The sea: a source of new anti-cancer drugs





PharmaMar

Zeltia



World-wide cancer treatment market


Chemotherapy
41%
Other treatments
36%
Hormone therapy
23%

- The market will increase from $17.4 Bn in 1999 to $23.3 Bn in 2004
- Chemotherapy is the fastest-growing segment in cancer treatment
- The newest anti-cancer drugs are of natural origin

Source: Data Monitor

Zeltia





Research

- Advanced R&D program
- 20,000 samples of marine organisms
- 15 new compounds in an advanced development stage
- 100+ new chemical entities
- Broad scientific collaborator network

➢Consejo Superior Investigaciones Científicas (Spain)
➢Cancer Research and Treatment of Cancer (U.S.A.)
➢European Org. Research and Treatment of Cancer (Holland)
➢Harvard Univ. (U.S.A.)
➢Instituto Biomar (Spain)
➢Mario Negri Institute for Pharmacological Research (Italy)
➢Mayo Clinic (U.S.A.)
➢Memorial Sloan Kettering Cancer Center (U.S.A.)
➢New Drug Development Office (Holland)
➢Ocean. Research Institute (South Africa)
➢Ospedale Cantonale (Switzerland)
➢Tel Aviv Univ. (Israel)
➢Univ. of Illinois (U.S.A.)
➢Univ. of Hawai at Manoa (U.S.A.)
➢Univ. Autónoma Madrid (Spain)
➢Univ. Barcelona (Spain)
➢Univ. of Canterbury (New Zealand)
➢Univ. de Ryukius (Japan)
➢Univ. Santiago de Compostela (Spain)
➢Yale Univ. (U.S.A.)

Zeltia

Clinical development




MARKETING
efficacy on a large scale
in comparison with other therapies
CLINICAL PHASE III
efficacy / safety
selection of therapeutic indications
CLINICAL PHASE II
dose / application scheme
maximum tolerable dose
toxicity/pharmacokinetics
CLINICAL PHASE I
toxicity/pharmacokinetics
formulation / stability
biological studies
PRE-CLINICAL
secondary screening
patents
structural elucidation
isolation / purification
primary screening
harvesting / taxonomy
DISCOVERY
harvesting
fermentation
aquaculture
synthesis
ET-743
Aplidine
Kahalalide - F
ES -285
Thiocoraline
Crambescidin
Isohomohalichondrin
Variolin
Lamellarins
Trunkamids
Other

Zeltia

ET-743: a new antitumor product





Origin: *Ecteinascidia turbinata*,
Tunicate

Status:

- Phase II
- Patients treated: over 750 in more than 30 hospitals (U.S.A. and E.U.)
- Fast-track registration planned

Drug profile:

- Compound with broad antitumor spectrum
- Effective in sarcoma and breast cancer (Phase II)
- Good safety profile
- Possible use in combined therapy

Expected launch date: 2002 in E.U.

zeltia

ET-743: a unique action mechanism*



- **Cytotoxic**
- **Binds with DNA (minor groove)**





Genotoxins
P/CAF
NF-Y
Ac
CCAAT Box
Histone
Genotoxins
ET-743
P/CAF
NF-Y
Ac
CCAAT Box
Histone

- **Inhibits the induction of the MDR1 gene (responsible for drug resistance), acting at NFY transcription factor level** (*Jin et al., PNAS, 97, 2000*)
- **Acts in coordination with transcription factor Sp1** (*Medicinal Chemistry - in press*)

* *under research*

Types of gene expression related to the histological origins of the different cancerous cells*



A.
Breast
Prostate
Non-small-lung
-1.00
-0.60
-0.20
0.20
0.60
1.00
Hs578T
SF-268
SF-539
SNB-75
BT-549
SF-295
HOP-62
U251
SNB-19
NCI-H226
UO-31
ACHN
RXF-393
786-0
CAKI-1
A498
TK-10
LOXIMVI
ADR-RES
OVCAR-8
SN12C
HOP-92
MDA-MB-231
OVCAR-5
PC-3
OVCAR-4
OVCAR-3
IGROV1
SK-OV-3
DU-145
EKVX
A549
NCI-H460
CCRF-CEM
MOLT-4
HL-60
SR
K562
K562
K-562
RPMI-8226
HCC-2998
KM12
COLO 205
HT-29
HCT-15
SW-620
MCF7
MCF7
MCF7
T-47D
HCT-116
NCI-H322M
NCI-H23
NCI-H522
SK-MEL-28
UACC-257
MALME-3M
M-14
UACC-62
SK-MEL-2
MDA-N
MDA-MB-435
SK-MEL-5
CNS
Renal
Ovarian
Leukemia
Colon
Melanoma

* *Ross et al. Nature Genetics, vol 24, March 2000, page 27*

zeltia



Types of sarcoma

- **Approximately 1% of malignant tumors in adults**
- **Different histological types:**
  - malignant fibrous hystiocitoma
  - synovial sarcoma
  - leiomyosarcoma
  - fibrosarcoma
  - dermatofibrosarcoma protuberans
  - liposarcoma
  - malignant schwannoma
  - angiosarcoma
  - extraskeletal chondrosarcoma
  - epithelioid sarcoma
  - malignant hemangiopericytoma
  - malignant hemangioendothelioma
  - alveolar soft tissue sarcoma
  - clear cell sarcoma
  - sarcoma NOS
  - other

Zeltia

Technology production development



Growing on nets



Growing on rafts



Colony generation by gathering larvae


Biomass produced (kg.)
20,000
15,000
10,000
5,000
0
M
J
J
A
S
O
N
2000
1999

Zeltia



Hemisynthesis of ET-743

Synthesis from SAFRACIN B


Safracin B
10 steps
Intermediate phase
9 steps
ET-743

The synthetic process was reduced from 45 to 21 steps



Aplidine: a new agent with antiangiogenic properties



Origin: *Aplidium albicans*, Tunicate

Status:

- Phase I is ending, chosen for Phase II
- Patients treated: over 130 in 7 hospitals (U.S.A., E.U. and Canada)

Drug profile:

- Compound with broad antitumor spectrum
- Antiangiogenic in experimental models
- Activity in Phase I in: colorectal cancer, melanoma, non-Hodgkin lymphoma, thyroid medullar cancer and renal cancer
- Good safety profile

Zeltia

Aplidine: action mechanism*

- **Aplidine inhibits VEGF** (*vascular endothelial growth factor*) **secretion and the synthesis of its Flt-1 receptor**
- **Both VEGF and Flt1 are fundamental in angiogenesis** *(vascularization)*, **a key factor in tumor growth** *(Marchini et al., AACR, 2000; Broggini et al., in press 2000)*
- **Aplidine is reported as acting on the palmityl thioesterase protein** *(Meng et al., Biochemistry, 37 (1998) 10.488)*


Initial tumor
Vascularized tumor

Revised by Folkman, J, Sci. Am., 275, 116, 1996
** under research*

zeltia

Kahalalide - F: prostate and breast cancer



Origin: *Elysia rufescens*, Mollusc

Potential indication: Prostate (hormone-independent) and breast cancer (HER 2 +)

Status: Pre-clinical; clinical phase will begin at the end of 2000

Action mechanism:inhibits some protein kinases (e.g. erb-B2 Tyrkinase), breaks lysosome membrane*


H2N
NH
HN
HO
N
O

* *under research*

Zeltia



ET-743 and Aplidine - Research centers and Researchers

COUNTRY	RESEARCH CENTER	RESEARCHER
Belgium	UZ Gasthuisberg, Leuven	Prof. Van Oosterom
	Institut Jules Bordet, Brussels	Dr. Piccart
	Universitair Antwerpen, Edegem	Prof. Vermorken
Canada	Regional Cancer Centre, Ottawa	Dr. Maroun
	Centre Hospitalier Université, Montreal	Dr. Belanger
France	Hôpital Paul Brousse, Villejuif	Prof. Misset
	Centre René Huguenin, Saint Cloud	Dr. Turpin
	Institut Gustave-Roussy, Villejuif	Prof. Armand Dr. LeCesne Dr. Zelek
	Centre Léon Bérard, Lyon	Dr. Blay
	Hôpital Saint Louis ,Paris	Dr. Cottu
	Centre René Gauducheau, Nantes	Dr. Fumoleau
	Centre Oscar Lambret, Lille	Dr. Bonneterre
	Institut Bergonié, Bordeaux	Dr. Ravaud
Germany	Medizinische Klinik, Nürnberg	Dr. Bruntsch
	Medizinische Hochschule, Hannover	Prof. Schöffsky

Zeltia



ET-743 and Aplidine - Research centers and Researchers (cont.)

Italy	Centro di Riferimento Oncologico, Aviano	Dr. Frustaci
	Istituti Ortopedici Rizzoli Bologna	Dr. Picci
	Istituto Ricerca Cura Cancro, Candiolo	Dr. Aglietta
	Istituto Europeo di Oncologia, Milan	Dr. Peccatori Dr. De Braud
	Istituto Nazionale dei Tumori, Milan	Dr.Gianni-Dr.Casali-Dr Casanova
Holland	Free University Hospital, Amsterdam	Prof. Hoekman Dr. Giaccone
	Rotterdam Cancer Institute, Rotterdam	Prof. Verweij
	Netherlands Cancer Institute, Amsterdam	Dr. Schellens Prof. Rodenhuis
Norway	Norwegian Radium Hospital, Oslo	Dr. Aamdal
Spain	Institut Catalá d'Oncologia, L'Hospitalet de Llobregat	Dr. Germá
	Hospital Universitario 12 de Octubre, Madrid	Dr. Cortés-Funes
	Hospital Vall d'Hebrón, Barcelona	Dr. Baselga
	Instituto Valenciano de Oncología, Valencia	Dr. Poveda
	Hospital General de Asturias, Oviedo	Dr. Buesa
	Hospital Sant Pau i la Santa Creu	Dr. López-Pousa
	Hospital Germans Trias i Pujol, Badalona	Dr. Rosell
	Hospital Puerta de Hierro, Madrid	Dr. España
	Hospital Universitario Marqués de Valdecilla Santander	Dr. Rivera



ET-743 and Aplidine - Research centers and Researchers (cont.)

Switzerland	Ospedale San Giovanni, Bellinzona	Dr. Sessa
	Centre Pluridisciplinaire d'Oncologie, Lausanne	Dr. Bauer
United Kingdom	Beatson Oncology Center, Glasgow	Dr. Twelves
	Western General Hospital, Edimburgh	Prof. Smyth
	Royal Marsden Hospital, London	Dr. Judson
	Weston Park Hospital, Sheffield	Dr. Lorigan
	Christie Hospital, Manchester	Dr. Radford
U.S.A.	Cancer Therapy Research Center, San Antonio	Dr. Rowinsky
	Massachusetts General Hospital, Boston	Prof. Chabner Dr. Seiden Dr. Harmon Dr. Ryan
	Dana Farber Cancer Institute, Boston	Dr. Demetri Dr. Vasconcelles
	Memorial Sloan-Kettering Cancer Center, New York	Dr. Maki Dr. Gorlick
	Health Sciences Center Arizona, Tucson	Dr. Bagatell Dr. Hallum

Zeltia

New candidates in pre-clinical development



Authorization for clinical trials
(IND, CTX, PEI)

Pre-clinical phase

Toxicology

Pharmacokinetics

Formulation

Stability

Advanced biological studies

→ **ES-285**

→ **Thiocoraline**

→ **Isohomoh. B**

→ **Lamellarins**

Zeltia

Registration and marketing plan





2002
2003
2004
2005
2006
2007
2008
2009
2010
Indications for ET-743:
Sarcoma 2
Sarcoma 1
Breast 2
Breast 1
Lung 2
Lung 1
Ovarian 2
Indications for Aplidine :
Renal and Thyroid
Colorectal 2
Melanoma
NHL
Indications for Kahalalide-F:
Prostate

zeltia

ET-743: sales performance ($Mn)

analysis




Sales peak
1400
1200
1000
800
600
400
200
0
1
2
3
4
5
6
7
8
Taxol
Taxotere
ET-743 WW

zeltia



PharmaMar's strategy

- Become an integrated pharmaceutical company, with its own marketing and sales structure in Europe and selling via licences in the rest of the world
- Clinical development focusing on the main types of tumor, tumors with no satisfactory medical treatment and fast-track registration wherever possible
- Assure a continued flow of products from R&D: launch a new drug/indication every two years
- Combine own production experience with third-party subcontractors
- Sound patent protection



Conferences - 2000

- **ESMO: European Society for Medical Oncology**
  Hamburg 13-17 October 2000
  http://www.esmo.org

- **NCI/AACR/EORTC**
  Amsterdam 7-10 November 2000
  http://www.nddo.nl

Zeltia reaffirms the sea's potential as a source of medicines for the 21st century



- Zeltia is a **unique** pharmaceutical company with 2 potential blockbusters undergoing clinical trials
- **Leader and pioneer** in discovering and developing new anticancer products of marine origin
- The first **launch** is planned for **2002**
- A **third** product is entering clinical trials this year and a **fourth** candidate in 2001
- Compounds with a **novel** and **unique action mechanism***

* *under research*

Zeltia

16

Zeltia

José Abascal, 2
Tel.: 34 91 444 45 00
Fax: 34 91 593 2954
28003 Madrid

02 JAN 30 AM 8: 18

(Stamp: Comisión Nacional del Mercado de Valores
Entry register (illegible) 32934
Date illegible)

Comisión Nacional del Mercado de Valores
Att. Mr. Antonio Más
Paseo de la Castellana 19
28046 Madrid

Madrid, 10 May 2000

Gentlemen,

In accordance with article 82 of the Securities Market Law and based on the criterion established in interpretative letter 14/1998, we hereby attach a copy of the presentation to analysts and investors which is due to be delivered today by the Chairman of the Board of Directors, Mr. José María Fernández Sousa-Faro, at 12.30 p.m., so that it may be registered as a **SIGNIFICANT EVENT.**

The meeting with analysts and investors has been organized by CAJA DE MADRID.

Very truly yours,
(Signature)

Iñigo Zurita Goñi

Zeltia

Income statement

	1999	1998
Revenues		
Services rendered	488,634	488,208
Financial investments in group companies	1,061,213	850,899
Xylazel, S.A. dividend	176,000	131,500
Zeltia Belgique dividend	624,271	500,000-
Zelnova, S.A. dividend	250,000	210,000
Other financial revenues group companies	10,942	9,399
Dividends from associated companies	43,917	43,235
Other interest and similar revenues	10,944	19,122
Total revenues	**1,604,708**	**1,401,464**
Expenses		
Operating expenses	512,970	467,728
Depreciation	124,465	123,926
Financial expenses	216,875	209,094
Total expenses	**854,310**	**800,748**
Ordinary profit	750,398	600,716
Extraordinary income	-218,139	-135,959
Earnings before taxes for the year	532,259	464,757
Corporate income tax	-185,235	-109,189
Earnings after taxes	717,494	573,946

Zelnova



4500
4000
3500
3000
2500
2000
1500
1000
500
0
3,576
4,231
4,472
1997
1998
1999

Xylazel



3000
2500
2000
1500
1000
500
0
2,312
2,579
2,853
1997
1998
1999

Pharma Gen



250
200
150
100
50
0
140
218
222
1997
1998
1999

Zelnova



900
800
700
600
500
400
300
200
100
0
515
805
835
1997
1998
1999

Xylazel



700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
410
546
706
1997
1998
1999

Pharma Gen



30
25
20
15
10
5
0
10
30
16
1996
1997
1998



Marketing authorization (NDA, etc.)
Phase III
Study of efficacy on a large scale
Comparison with standard therapies
Phase II
Efficacy / Safety
Selection of therapeutic indication
Phase I
Dose / Treatment for subsequent studies
Maximum tolerable dose
Acute toxicity / Limit
Pharmacokinetics
Clinical phase
Authorization for clinical trials (IND, CTX, PEI, etc)
Toxicity studies / Pharmacokinetics
Formulation / Stability
Advanced biological studies
Pre-clinical phase
Laboratory-scale production
Chemical synthesis
Patent application
Structural elucidation
Isolation & purification
Candidate selection
Activity screening
Taxonomy
Sample harvesting
Discovery phase

Source: Ecteinascidia turbinata; Tunicate



- Five Phase I studies have been undertaken in Europe and the US since May 1996.
- 187 patients have been treated. There is data on a total of 544 treatment cycles.
- A pharmacokinetic analysis has been carried out on over 95% of the patients.
- The toxicity observed in the recommended doses (RD) is temporary and non-cumulative.

- Appropriate plasmatic levels were attained below the recommended dose (RD).
- Evidence was found to support activity in patients with advanced and/or resistant disease, including some cases of full remission.
- 3 h. infusion (out-patient) was chosen for most of the Phase II studies.

Phase II study of STS (Soft tissue sarcoma)
Accumulated data (Pre-treated patients)

Study	No. of patients	RP	RM	EE	Progression
EORTC*	29	6	2	9	12
Boston	20	1	2	3	14
Paris	52	4	5	19	24
Total	**101**	**11**	**9**	**31**	**50**

* European Organization for Research and Treatment of Cancer

Other Phase II of ET-743 (excluding sarcoma)

Study (infusion t)	Researcher(s) Center(s)	Indication	Treated patients	Start
ET-B-001-99 (3h)	ECSG/NDDO	Melanoma	1	May 00
ET-B-002-99 (3h)		Breast Prev. Anthr.+Tax	–	May 00
ET-B-008-98 (24h)	France	Breast Melanoma Renal	27 10 21	February 99
ET-B-009-98 (3h)	Sendo	Ovarian	–	May 00
ET-B-012-00 (3h)	Spain	Lung (NSCLC)	–	Sept. 00
ET-B-013-98 (3h)		Colon	–	May 00
ET-B-020-98 (3h)	Boston MGH/DFCI	Mesothelioma	–	May 00
ET-B-015-98 (3h)	Arizona	Endometrial	–	Sept. 00


GRI 108B
210
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
CA 15.3
CMF
Tamoxifen
Taxotere
Adria
SD
Vinorelbine 5-FU/FA
SD
ET-743
11 Cyc
01-07-96
01-01-97
01-07-97
01-01-98
01-07-98
01-01-99
01-07-99
01-01-00
Date

HER 126B



CA 15.3
180
160
140
120
100
80
60
40
20
0
01.11.97
01.03.98
01.07.98
01.11.98
01.03.99
01.07.99
01.11.99
Date
Epiadriamycin
CPM
SD
Taxotere
PD
5-FU
Vinorelbine
ABR 98
SD
Surgery
MAY 98
Tamoxifen
5-FU
Vinorelbine
Femora
ET-743

Natural source ET-743: decisive progress in the farming technology for *Ecteinascidia turbinata*









FORMENTERA: EXPERIMENTAL SYSTEMS







FORMENTERA: EXPERIMENTAL SYSTEMS

- Synthetic and hemisynthetic processes
  - Total synthesis and semi-industrial scale-up carried out by PharmaMar
  - Hemisynthesis
  - Outsourcing to synthesis companies
  - Construction of a new pilot plant



Source: *Aplidium albicans*; Tunicate



Administration regimen	Researcher(s) Countries	1st patient treated
24 h. Wkly x 3/4wks	C. Twelves, GB (1)	17/03/99
	L. Paz-Ares, Spain (3)	19/01/99
1 h. Wkly x 3/4wks	A. Bowman, GB (2)	30/03/99
	M.A. Izquierdo, Spain (4)	03/02/99
24 h. /2 wks	E. Raymond, France (5)	23/02/99
1 h./ day x 5/3wks	J. Maroun, Canada (6)	06/05/99
	K. Bélanger, Canada (7)	31/05/99

(1) Beatson Oncology Centre, Glasgow, GB
(2) Western General Hospital, Edinburgh, GB
(3) Hospital 12 de Octubre, Madrid, Spain
(4) Instituto Catalán de Oncología, Barcelona, Spain
(5) Institut Gustave-Roussy, Villejuif, France
(6) Ottawa Regional Cancer Center, Ottawa, Canada
(7) Centre Hospitalier Universitaire de Montreal (CHUM)
Hôpital Notre Dame, Montreal, Canada

Parameter	Study			
	001 (24 h/wk)	002 (1 h/wk)	003 (24 h/2 wk)	004 (1 h/dx5)
Initial dose +	399	399	400	400
Maximum dose reached +	13,500 (4,500/wk x 3)	8,100 (2,700/wk x 3)	14,000 (7,000/wk x 2)	3,600 (720/day x 5)
Recommended dose (potential) +	11,250 (3,750/wk x 3)	Not established	Not established	Not established
No. of patients treated	30	23	31	20
Situation of study	Open	Open	Open	Open
Clinical benefit	Yes	Yes	Yes	Yes

+ dose in $\mu g/m^2$ * maximum tolerated dose

Source: Elysia rufescens, mollusc

and Bryopsis sp., *algae*





- Lysosome seems to be KF's cell target.
- Inhibits tyrosin-kinase erb B2 of the membrane.
- Active in cells that hyperexpress her2 ; combination with Herceptin?
- Not affected by Multidrug Resistant (MDR) phenotype.
- Highly selective (in vitro/in vivo) in experimental models of human prostate cancer.
- Phase I trials will commence at the end of 2000 in Europe and the U.S.A.

Authorization for clinical trials (IND, CTX, PEI)

Pre-clinical phase

Toxicity studies

Pharmacokinetics

Formulation

Stability

Advanced biological studies

→ **ES-285**

→ **Thiocoraline**

→ **Isohomoh. B**

→ **Lamellarin K**

- In 1999, 222 patent applications were filed. Pharma Mar has a total of 631 patents in the main European, American and Asian countries.
- Workforce:
  - 42 (1-1-99) ➡ 77 (1-1-2000) ➡ 101 (5-5-2000)
- Direct investment in R&D (accumulated):
  - Ptas 7.388 Bn through 31-12-99.
- No. of patients treated : 605 (5-5-2000)
  - 501 patients treated with ET-743.
  - 104 patients treated with Aplidine.

ZELTIA, S.A. DAILY PERFORMANCE 4.01.99/30.04.00

SPLIT 18.01.99/3.03.99



PRICE EURO/SHARE
60
58
56
54
52
50
48
46
44
42
40
38
36
34
32
30
28
26
24
22
20
18
16
14
12
10
8
6
4/1
11/1
18/1
25/1
1/2
8/2
15/2
22/2
1/3
8/3
15/3
22/3
29/3
12/4
19/4
26/4
10/5
17/5
24/5
31/5
14/6
28/6
19/7
26/7
2/8
9/8
16/8
23/8
30/8
13/9
20/9
27/9
11/10
18/10
25/10
8/11
15/11
22/11
29/11
13/12
20/12
27/12
10/1
17/1
24/1
31/1
14/2
21/2
28/2
13/3
20/3
27/3
10/4
17/4
24/4
1999
2000

17

02 JAN 30

Comisión Nacional del Mercado de Valores
Att. Mr. Angel de Benito
Paseo de la Castellana 19
28046 Madrid

Madrid, 9 May 2000

Gentlemen:

In accordance with the provisions under article 82 of the Securities Market Law and the Comisión Nacional del Mercado de Valores interpretative letter 14/1998, dated 28 December 1998, Zeltia, S.A. hereby informs of the following **SIGNIFICANT EVENT:**

"The Zeltia, S.A. Ordinary Shareholders' Meeting held on 8 May 2000 at second call, has approved, among others, the following resolutions:

ONE (First on the Agenda).

To re-elect the ten members of the Board of Directors as Directors for a further five-year period.

The Board of Directors therefore comprises:

Mr. José Mª Fernández Sousa-Faro
Mr. Pedro Fernández Puentes
INVERFEM, S.A. (represented by Mr. José Luis Fernández Puentes)
Mr. Santiago Fernández Puentes
Mr. Fernando Gumuzio Iñiguez de Onzoño
Mr. José Antonio de Urquizu Iturrarte
JEPPO, S.L. (represented by Mr. José Félix Pérez-Orive Carceller
Mr. Juan Carlos Ameneiro Rivas
Mr. Carlos Cuervo-Arango Martínez
Mr. Alfredo Lafita Pardo

TWO (Second on the Agenda).

To approve the 1999 annual accounts and management report of Zeltia, S.A. and its Consolidated Group and the conduct of business by its Board of Directors in said period.

To allocate the profit (717,493,798 pesetas) to increase the balance in the Company's voluntary or unrestricted reserve account.

THREE (Third on the Agenda).

To re-appoint PRICEWATERHOUSE COOPERS for a one-year period as auditors of the Company's accounts.

FOUR (Fourth on the Agenda)

To increase the share capital of Zeltia, S.A. by a nominal amount of 1,038,569.84 euros, via the issue of 3,709,178 new ordinary shares, all of the same class and series as those already existing and represented by book entries. The shares shall be issued for their nominal value of 28 cents of a euro (0.28 euros) of nominal value each, plus an issue premium of 4.27 euros (four euros and twenty-seven cents of a euro) each, giving an issue price of 4.55 euros (four euros and fifty-five cents of a euro) per share.

The shares of Zeltia, S.A. subject to this capital increase shall be offered for their subscription and full disbursement via non-monetary contributions consisting of ordinary shares in the Spanish company Pharma Mar, S.A., in the proportion of one (1) Pharma Mar, S.A. share for every twenty-two (22) newly-issued Zeltia, S.A. shares to the Pharma Mar, S.A. shareholders who have expressed their intention of accepting this capital increase (whose identities and number of individually-attributed shares were indicated in the Annex to the Meeting's Minutes). In accordance with article 161.1 of the Corporations Law, the possibility of incomplete subscription of the agreed capital increase is expressly provided for, in which case the amount of the share issue shall be reduced to the amount actually subscribed.

1 <u>*Exclusion of preferential subscription rights*</u>
In accordance with the company's interests, and under the provisions of article 159 of the Corporations Law, the preferential subscription right of Zeltia, S.A. shareholders is totally suppressed.

2 <u>*Subscription of the capital increase*</u>
The Zeltia, S.A. shares subject to this capital increase shall be offered for their subscription and disbursement to the shareholders of Pharma Mar, S.A. listed in Annex I of the Minutes to the Meeting, following compliance with the requirements under the Securities Market Law and Royal Decree 291/1992, dated 27 March.

The shareholders who subscribe this capital increase must contribute to the Company the shares in Pharma Mar, S.A. currently owned by them, free of the charges and liens which, in relation to each and every one of them, are listed in Annex I of these Minutes.

3 *Rights of new shares*

The new shares shall grant their owner, from the date of subscription, the same rights as the Zeltia, S.A. shares which are currently in circulation. In particular, the subscriber of the new shares shall be entitled to receive any interim or supplementary dividend disbursements paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any distributed out of prior years' profits.

4 *Information made available to the shareholders*

This resolution was approved after making available to the shareholders the Board of Directors' Report and Proposal, in compliance with articles 144.1 a), 155.1 and 159.1 b) of the Corporations Law, and the Auditors' Report on the Company Accounts in compliance with article 159.1 b) of said Law. Furthermore, it is indicated that, in view of the nature of the consideration in this capital increase, the independent expert Mr. Eduardo Luis Giménez Bascoy has issued a report as required under article 38 of the Corporations Law.

5 *Invocation of the special regime for mergers, splits, asset contributions and securities swaps*

It was resolved to invoke the special tax regime provided in Title VIII, Chapter VIII of Corporate Income Tax Law 43/1995, dated 27 December, for the securities swap operation and the relevant communication for this purpose was submitted to the Economy and Finance Ministry.

It is placed on record that the Company has applied to the Economy and Finance Ministry for a binding ruling as to the possibility that the securities swap transaction be included under the aforementioned tax regime, but that, to date, the Company has not received a reply to said application. As a result, inclusion under this tax regime would be without effect in the event of a negative reply to said application.

6. *Empowerment of the Board of Directors*

The Board of Directors, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, is expressly empowered, in accordance with the provisions of article 153.1 a) of the Corporations Law, to indicate the date on which the capital increase shall be carried out and to determine, if appropriate, the conditions of the capital increase which were not specified by the Shareholders' Meeting (expressly including the subscription and disbursement procedure), in accordance with the terms and deadlines thereof. Furthermore, in accordance with article 153.2 of the aforementioned Law, the Board of Directors is empowered, once the capital increase has been completed,

to modify article 6 of the Company Bylaws to adapt it to the new amount of capital deriving from the number of shares actually subscribed.

The powers conferred upon the Board of Directors under this resolution, and which may be delegated to the persons it designates, expressly include the following:

(a) To draft, sign and present the appropriate prior communication of this capital increase to the Comisión Nacional del Mercado de Valores, and to present such additional information or supplementary documentation as may be required by the latter.

(b) To draft, sign and present the Prospectus for the approved capital increase to the Comisión Nacional del Mercado de Valores, in compliance with the provisions of Securities Market Law 24/1998, dated 28 June, and Royal Decree 29/1992, dated 27 March, on share issues and public share offerings, assuming the responsibility for its contents, and to draft, sign and present such supplements as may be necessary, requesting their clearance and registration.

(c) To take any such action, make any such declaration or complete any such procedure as may be necessary before the Comisión Nacional del Mercado de Valores, the Governing Bodies of the Stock Markets, the Stock Market Companies, the Securities Compensation and Settlement Service and any other public or private body, entity or registry, in order to obtain authorization, clearance and subsequent execution of this capital increase, plus the listing of the shares issued by virtue of same.

(d) To draft and publish such advertisements as are necessary or advisable and any other legally-provided documents with respect to this capital increase.

(e) To draft, sign, grant and, where appropriate, certify any type of document, including those pertaining to the subscription of the shares subject to this capital increase.

(f) To declare the capital increase to be closed on completion of the subscription period and once the disbursements of the shares actually subscribed have been made, granting such public and private documents as may be necessary for the capital increase.

(g) And, in general, to carry out such actions as may be necessary or merely advisable for the successful completion of this capital increase.

FIVE (FIFTH on the Agenda)

To increase the share capital of Zeltia, S.A. via the issue of new ordinary shares in a Public Offering for Subscription of the shares issued, in accordance with the following conditions:

1. <u>*Nominal amount of the issue*</u>
The nominal amount of the issue shall be of eight hundred and forty thousand (840,000) euros, via the issue and placement, by public offering, of three million (3,000,000) new ordinary shares whose par value is 0.28 euros each.

2 <u>*Issue price*</u>
The new shares shall be issued at their par value of 0.28 euros each, it being agreed that the issue premium shall be equal to the difference between the share price set in the Public Offering and the par value of the share.

The share price and, as a result, the issue premium, shall be set during the placement process by the Board of Directors, or by the persons to whom it delegates, in accordance with the methods and criteria normally utilized in public offerings for sale and subscription of securities, in order that the issue price reflect the market value of the shares as closely as possible.

The share price and, as a result, the issue premium, may differ according to the tranches into which the Public Offering of Subscription is divided. In any event, in accordance with article 159.1.c of the Corporations Law, the issue prices of the new shares must be higher than the net worth of same. The Company's net worth per share amounts to 1.489 euros (247.79 pesetas), as indicated in the report by the Zeltia, S.A. auditors PRICEWATERHOUSE COOPERS dated 18 April 2000, prepared for the purposes of the provisions of the aforementioned article of the Corporations Law.

3. <u>*Disbursement of the shares*</u>
The disbursement of the new shares, including the issue premium, shall be made in cash, for the full price and in the way, period and conditions approved by the Company's Board of Directors or the persons to whom it delegates.

4 <u>*Representation of the new shares*</u>
The new shares shall be represented by book entries, the record of which shall be kept by the Securities Settlement and Compensation Service and its affiliate entities, in accordance with the provisions of Royal Decree 116/1992, dated 14 February.

5 <u>*Rights of the new shares*</u>
As from the date of their subscription, the shares issued shall entitle their owners to the same financial and political rights as the shares currently in circulation. Specifically, subscribers of the new shares shall be entitled to receive any such interim and supplementary dividend payments as are paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any which may be distributed out of previous years' profits.

6. *Public Offering for Subscription*

It is resolved to offer to the public for subscription the shares corresponding to the agreed capital increase, subject to the provisions under the Securities Market Law and its implementing regulations and in accordance with the normal procedure for public offering for sale and subscription of securities. The terms and conditions of the Public Offering of Subscription shall be established by the Board of Directors or by the persons to whom it delegates, via the corresponding Prospectus, Offering Circular and any such ancillary documents as are necessary to this end, by virtue of the empowerment conferred by this Shareholders' Meeting.

7. *Simultaneousness with Public Offering for Sale*

The Company shall make a Public Offering for Sale of the shares of the Pharma Mar, S.A. shareholders who have expressed to the Company their intention of selling the shares in the Company which are attributed to them as a result of the capital increase approved under resolution Four above. With respect to point FIVE on the Agenda, it is expressly indicated that none of the Company's shareholders has expressed his intention of selling his shares and accepting the Public Offering of Sale, the latter consequently being limited to the aforementioned Pharma Mar, S.A. shareholders.

Said Public Offering for Sale shall be carried at the same time as the Public Offering for Subscription of shares issued in the capital increase under this resolution and in the same terms and conditions as the latter.

8. *Exclusion of preferential subscription rights*

In order to enable the procedure for the public offering of securities to be applied and under the provisions in article 159 of the Corporations Law, the shareholders' right to preferential subscription is eliminated.

9. *Incomplete subscription*

In accordance with article 161.1 of the Corporations Law, the possibility of incomplete subscription of the agreed capital increase is expressly envisaged, in which case the amount of the share issue shall be reduced to the amount actually subscribed.

10 *Modification of Company Bylaws*

Following completion of the capital increase, the Board of Directors and the persons to whom it delegates are empowered to adjust article 6 of the Company Bylaws in line with the new amount of capital deriving from the number of shares actually subscribed.

11. *Execution of the issue*

This capital increase shall be carried out independently of, and immediately subsequent to, the capital increase with non-monetary contributions approved

earlier by this Shareholders' Meeting. As a result, the efficacy of the issue of the second increase depends on the effective subscription and disbursement of the first capital increase.

12 *Empowerment of Board of Directors*

The Board of Directors, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, is expressly empowered, in accordance with the provisions of article 153.1 a) of the Corporations Law, to indicate the date on which the agreement must be implemented in a maximum period of one year from the date on which this resolution is approved, and to determine the conditions of same and of the Public Offering for Subscription and Sale in all matters not envisaged by the Shareholders' Meeting and, in particular, the tranches of the Public Offering for Subscription and Sale which shall be addressed to the various types of investor, the characteristics required for the investors to be included in the various types, the requirements as to the formulation of applications, purchase orders and share subscription proposals, the criteria for preferential assignment of the shares among the investors in the various tranches of the Public Offering for Subscription and Sale and its method of application, systems of prorating and allotment among the parties interested in the subscription and/or purchase of the shares between the Public Offering of Subscription and the Public Offering of Sale, the method of allotment of the shares among the tranches, where necessary, the determination of the price or prices of issue in the capital increase by applying the normal procedure in public securities offerings, and the subscription period.

Furthermore, the Board of Directors (or the person to whom it delegates) shall have full powers so as to successfully complete the Public Offering for Subscription and Sale of shares and to comply with the necessary formal procedures, in particular to appear before the authorities and public bodies to carry out such actions and submit such documents as may be necessary, in particular before the Comisión Nacional del Mercado de Valores.

The powers conferred upon the Board of Directors by virtue of this resolution, and which the Board of Directors may delegate to whomsoever it chooses, expressly include the following:

(a) *To draft, sign and present the appropriate prior communication of the Public Offering for Subscription and Sale of shares to the Comisión Nacional del Mercado de Valores, and to present any such additional information or supplementary documentation as may be required by same.*

(b) *To draft, sign and present the Prospectus for the Offering for Subscription and Sale to the Comisión Nacional del Mercado de Valores, as provided by the Securities Market Law 24/1998, dated 28 July, and Royal Decree 29/1992, dated 27 March, on the issues and public offerings of securities, assuming the*

responsibility for its content, and to draft, sign and present such supplementary documentation as may be necessary for its clearance and registration.

(c) *To take any action, make any declaration or undertake any procedure before the Comisión Nacional del Mercado de Valores, the Stock Markets' Governing Bodies, the Sociedad de Bolsas, the Securities Settlement and Compensation Service and any other public or private body, entity or registry, in order to obtain authorization, clearance and, subsequently, to achieve the execution of the Public Offering for Subscription and Sale of shares, plus the listing of the newly-issued shares resulting from the Public Offering for Subscription.*

(d) *To draft, sign and grant such public and private documents as may be necessary with respect to the potential addressees of the Public Offering for Subscription and Sale who are not resident in Spain, including the Offering Circular in both its preliminary and its final drafts, and to take such other action as necessary for the placement of the shares involved in the Public Offering for Subscription and Sale among investors who are not resident in Spain.*

(e) *To negotiate, agree and sign one or several underwriting and placement contracts for the different tranches of the Public Offering for Subscription and Sale, agency contracts, protocols and draft agreements pertaining to said underwriting and placement contracts, and any that may be necessary in the best interests of the Public Offering for Subscription and Sale of shares, including, for example and without limitation, contracts for securities loans and subscription and/or purchase options to cover any surplus demand deriving from the Public Offering for Subscription and Sale.*

(f) *To undertake not to issue, offer or sell, either directly or indirectly, shares, bonds, convertible or exchangeable bonds or any other instruments which might provide entitlement to the subscription of the Company's shares, in the period, terms and conditions which are freely determined by the Company.*

(g) *To take such actions as may be necessary in accordance with the terms and conditions of the Public Offering for Subscription and Sale, including, in particular, setting the price or prices of same.*

(h) *To withdraw from the Public Offering for Subscription and Sale where legally possible and advisable for the Company or its Shareholders.*

(i) *To draft and publish such advertisements as may be necessary or advisable with respect to this increase or to the Public Offering for Subscription and Sale, in addition to any such other documents as legally provided, such as a three-page leaflet summarizing the Prospectus.*

(j) *To draft, sign, grant and, where applicable, certify, any type of documentation including, among others, that which pertains to the subscription of the shares*

involved in the Public Offering of Subscription and Sale of shares, including the Subscription Bulletin.

(k) *To declare the capital increase to be closed on completion of the period of Subscription and of disbursements of the shares that have actually been subscribed, granting any such public or private documentation as may be advisable for the execution of the capital increase and the Public Offering of Subscription.*

(l) *And, in general, to carry out such actions as may be necessary or merely advisable in the best interests of the Public Offering for Subscription and Sale.*

SIX (Sixth on the Agenda)

To carry out a third capital increase of Zeltia, S.A. via the issue of new ordinary shares separately of, and subsequently to, the second capital increase approved in resolution FIVE above. The shares issued in the third capital increase shall be offered for their subscription, in accordance with the corresponding underwriting contracts, to the financial institutions which participate in the placement of the Public Offering for Subscription described in the above resolution in order to instrument a mechanism enabling, if applicable, the over-adjudication of shares in the institutional tranches of the Public Offering for Subscription and Sale to establish the Company's share price, in line with normal practice in this type of transaction.

1. <u>*Nominal amount of the issue*</u>
The nominal amount of the issue shall be one hundred and eighty-two thousand (182,000) euros, via the issue and placement in circulation of six hundred and fifty thousand (650,000) new ordinary shares whose par value is 0.28 euros each.

2. <u>*Issue price*</u>
The new shares shall be issued at their par value of 0.28 euros each, it being agreed that the issue premium shall be the same as that eventually established for institutional investors in the capital increase discussed in resolution FIVE above.

   The issue premium shall be established by the Board of Directors, or by the persons to whom it delegates, in accordance with the provisions of the previous paragraph.

3. <u>*Disbursement of the shares*</u>
The disbursement of the new shares, including the share premium, shall be made in cash, for the full price and in the manner and under the terms and conditions approved by the Company's Board of Directors or the persons to whom it delegates.

4. <u>*Representation of the new shares*</u>

The new shares shall be represented by book entries, which shall be registered with the Securities Settlement and Compensation Service and its affiliate entities, in accordance with the provisions of Royal Decree 116/1992, dated 14 February.

5. *Rights of the new shares*

The new shares shall grant their owner, from the date of subscription, the same rights as the Zeltia, S.A. shares which are currently in circulation. In particular, the subscriber of the new shares shall be entitled to receive any interim or supplementary dividends paid to the Zeltia, S.A. shareholders as from the date of their subscription, including any distributed out of prior years' profits.

6. *Exclusion of preferential subscription right. Addressee of capital increase.*

In order to enable the shares to be over-allotted in the institutional tranches of the Public Offering for Subscription and Sale approved in the above resolution with a view to stabilizing the Company's share price and achieving an orderly placement of the newly-issued shares, the shareholders are completely excluded from the right to preferential subscription.

The shares issued in the third capital increase shall be offered for subscription in accordance with the corresponding underwriting contracts, to the financial institutions which participate in the placement of the Public Offering for Subscription described in the above resolution and which sign the corresponding underwriting contracts, by virtue of the share subscription option granted to them by the Company in said contracts, all in accordance with the terms and conditions determined by the Company's Board of Directors or the persons to whom it delegates.

7. *Incomplete subscription.*

In accordance with article 161.1 of the Corporations Law, the possibility of incomplete subscription of this third capital increase is expressly provided for, in which case the amount of the issue shall be reduced to the amount actually subscribed.

8. *Modification of Company Bylaws*

Following completion of this third capital increase, the Board of Directors and the persons to whom it delegates are empowered to amend article 6 of the Company Bylaws in line with the new amount of capital deriving from the number of shares actually subscribed.

9. *Execution of the issue*

This capital increase shall be carried out independently of, and immediately subsequent to, the capital increase with non-monetary contributions approved earlier by this Shareholders' Meeting. As a result, the efficacy of the issue of this increase depends on the effective subscription and disbursement of the capital increases referred to in the preceding items on this agenda.

The terms and conditions of this capital increase, the time of its execution and its addressees shall be established by the Board of Directors or by the persons to whom it delegates, via the corresponding resolution and such ancillary documentation as may be necessary to this end, by virtue of the empowerment which the Shareholders confer at this Meeting.

10. *Empowerment of the Board of Directors*

The Board of Directors, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, is expressly empowered:

(a) *To indicate the time at which the conditions envisaged for the third capital increase are met, set the date on which it must be carried out and establish the other conditions of same in all matters not provided in this resolution. The maximum period for exercising the power shall be one year from the date of adoption of this resolution.*

(b) *To determine the final amount of the issue premium subject to the provisions of this resolution.*

(c) *To establish the issue conditions, among others, of this third capital increase including, but not limited to, the time and manner of its execution, the date and period of subscription and, in general, the set of rules by which it is to be governed.*

(d) *To take any such action, make any such declaration and carry out any such procedures as may be necessary before the Comisión Nacional del Mercado de Valores, the Securities Markets' Governing Bodies, the Sociedad de Bolsas, the Securities Settlement and Compensation Service, the Directorate General of Trade Policy and Foreign Investments and any other private or public body, entity or registry.*

(e) *To take all necessary action in accordance with the terms and conditions of issue of this third capital increase.*

(f) *To draft and publish such advertisements as may be necessary or advisable, where applicable, with respect to this capital increase.*

(g) *To draft, sign, grant and, where applicable, certify any type of document with respect to this increase.*

(h) *To declare the issue of this third capital increase to be closed, on completion of the subscription period and the disbursements of the shares that are actually subscribed, granting such public and private documents as may be necessary for the execution of the increase.*

(i) *And, in general, to take such action as may be necessary or merely advisable in the best interests of the issue corresponding to the capital increase approved in this resolution.*

SEVEN (Eighth on the Agenda)
To apply for the shares issued under the capital increases approved by virtue of resolutions FOUR, FIVE, SIX and SEVEN above to be listed on the securities markets of Madrid, Barcelona, Bilbao and Valencia and on the SIBE Continuous Market in the same conditions as the shares currently in circulation.

To confer upon the Board of Directors powers as broad as may be required by the law, with full powers to delegate to any Board member or any other person whom the Board of Directors sees fit, the power to apply for the admission to listing of said shares, carrying out whatever actions are necessary or advisable to this end.

EIGHT (Ninth on the Agenda)

To authorize the purchase of shares issued by the Company, via sale-purchase, swap or accord and satisfaction either by the Company itself or via any company in which it holds an ownership interest of more than FIFTY PER CENT, subject to the following limitations:

AUTHORIZATION PERIOD: The purchases may be carried out at any time during the eighteen-month period set out in Article 75 of the Corporations Law.

MAXIMUM AND MINIMUM PURCHASE PRICES: For any of the aforementioned securities, the company and/or its subsidiaries may not purchase shares in the company at a price more than FIVE PERCENT higher or FIVE PERCENT lower than the market price on Spain's electronic market.

MAXIMUM AMOUNT AND OTHER LIMITATIONS: The Board of Directors shall be entitled to purchase shares up to a maximum equivalent to FIVE PERCENT of capital stock at any given time.

In no event may shares be purchased when their par value, when added to that already owned by the company and its subsidiaries, exceeds FIVE PERCENT of the company's capital stock at any given time.

In no case may own shares be purchased when their purchase does not allow the company to book the reserve stipulated under Rule 3 of Article 79 of the Corporations Law without reducing the Company's capital stock or restricted reserves.

The unexecuted part of resolution SEVEN adopted at the Shareholders' Meeting held on 8 May 2000, in relation to the authorization for the purchase of own shares, is also hereby revoked.

NINE (Tenth on the Agenda)

A. To modify article 14 of the Company Bylaws, via the addition of a new point c) in paragraph 4 of said article, the final draft of which reads as follows:

"Article 14. Class of Shareholders' Meetings.

1. The Shareholders' Meeting may be ordinary or extraordinary.

2. The Ordinary Shareholders' Meeting shall necessarily be held in the first half of every business year in order to approve the conduct of business and the annual accounts and to determine the distribution of earnings, without prejudice to its competence to discuss and resolve any other matter which may feature on the agenda.

3. Any Shareholders' Meeting other than that described in the above section shall be considered to be extraordinary.

4. The Shareholders' Meetings, whether ordinary or extraordinary, must be convened by the Board of Directors. The Board of Directors may call a Meeting whenever it considers that it is in the Company's interests, and it shall be obliged to do so in the event of the following: (a) in the case envisaged in section 2 of this article; (b) when Shareholders representing at least five per cent of share capital so request; and (c) in case of a tender offer for shares of the Company. In this last case, the Meeting must be convened as soon as possible in order to inform shareholders as to the circumstances of the operation and to give them an opportunity to offer a coordinated reply. The agenda of said Meeting must include any items requested in the three days subsequent to the announcement of the tender offer by any shareholder representing at least 0.5% of share capital."

***B.** To modify article 19 of the Company Bylaws, reducing to twenty the minimum number of shares necessary to attend the Shareholders' Meeting. The final wording of said article reads as follows:*

"Article 19. Attendance rights. The right to attend the Shareholders' Meeting and vote thereat shall be granted only to those shareholders who legitimately own at least TWENTY SHARES in the Company and who are registered as the owners of said shares in the registers in which the corresponding book entries are included. In the event that the book entry system ceases to apply, the shares must have been deposited with the Company's cashier at least five days prior to the date of the Shareholders' Meeting in question unless a supporting receipt as proof that they are in deposit in any domestic bank has been presented to the Company, with said period of notice."

C. To modify article 26 of the Company Bylaws, introducing a limitation on the maximum number of votes to be cast at the Shareholders' Meeting. The final draft of said article reads as follows:

"Article 26. Resolutions. 1. Except in the circumstances established in article 103 of the Corporations Law, resolutions shall be approved by a majority of the shareholders in attendance.

2. When the resolutions are not approved nem con, voting may be nominal or secret, the latter when the Electoral Panel considers that the nature of the matters to be voted upon make it advisable.

3. For the purposes of counting the votes, each share shall be deemed to have one vote.

4. Without prejudice to the provisions in the previous paragraph, no shareholder may cast a number of votes corresponding to more than the number of shares representing 25% of share capital, even when the number of shares which said shareholder owns exceeds said percentage of share capital. This limitation does not affect votes corresponding to shares for which a shareholder holds a proxy, in accordance with the terms under article 20 of these Bylaws.

The limitation established in the previous paragraph shall be extended to any matter which is subject to decision by the Shareholders' Meeting, including the designation of administrators by the proportional system, but excluding the modification of this article which, in any event, shall require for its approval a qualified majority of three-quarters of the share capital present or represented. That limitation shall also be applicable to the maximum number of votes which may be cast, either jointly or separately, by a person and the company, companies or shareholder partnerships controlled by that person. A group shall be construed to exist in the event of the circumstances established under article 4 of the Securities Market Law.

5. Any shareholder who has acquired shares, bonds or other securities that are convertible into Company shares via a tender offer which did not cover all of the securities in circulation is subject to a supplementary limitation on voting rights to the effect that said shareholder may not cast a number of votes corresponding to shares representing more than 10% of share capital, even when the number of shares owned by said shareholder exceeds said percentage of share capital. This supplementary limitation shall be governed by the rules established in the second paragraph of section four above."

D. To modify article 38 of the Company Bylaws, via the replacement of the figure corresponding to the fixed portion of the bylaw remuneration to Directors by a new amount; the article now reads as follows:

"The Board of Directors shall receive jointly and annually as attendance fees the gross amount of 12 million five hundred thousand pesetas, which amount may be updated yearly in line with the CPI.

The Board of Directors shall be remunerated for the tasks they carry out only when the Company is generating profits. Each Director shall receive a minimum fixed amount of five million five hundred thousand pesetas per year or any such larger amount as appropriate, equivalent to ten per cent of the Company's net profits, after complying with the limits indicated in article 130 of the Corporations Law, to be distributed among all the Board members and provided that said amount under no circumstances exceeds ten per cent of the gross dividends approved by the Company's Shareholders' Meeting which approved the conduct of business in the same period.

The remuneration deriving from membership of the Board of Directors shall be compatible with any other professional or employment remuneration that may correspond to the Director for other executive or advisory tasks which he carries out at the Company."

Very truly yours,

Iñigo Zurita Goñi
Legal Counsel

A

B

ANNEX B

Summaries of the Company's Spanish language documents which satisfy the information requirements listed in Annex A but for which, except as indicated herein, no English versions or translations are available.

A. Corporate Reports

1. Annual Report.

The Company's annual report for the year ended December 31, 1999, including the consolidated annual accounts for the year ended December 31, 1999 *(an English version of the consolidated annual report is included in Annex C)* and a letter from the Company highlighting the Company's performance over the past year.

2. Annual Report

The Company's annual report for the year ended December 31, 1998, including the consolidated annual accounts for the year ended December 31, 1998 *(an English translation of the consolidated annual report is included in Annex C)* and a letter from the Company highlighting the Company's performance over the past year.

3. Semi-Annual Report.

The Company's consolidated semi-annual report for the first half of 2000 filed with the C.N.M.V. on July 31, 2000. The report summarizes the financial performance of the Company during such period noting a 6% increase in net sales with respect to the same period in the previous year.

4. Quarterly Report.

The Company's consolidated quarterly report for the first quarter of 2000 filed with the C.N.M.V. on May 16, 2000. The report summarizes the financial performance of the Company during the first quarter of 2000 noting a 23% increase in net sales with respect to the same period in the previous year.

5. Semi-Annual Report.

The Company's consolidated semi-annual report for the second half of 1999 filed with the C.N.M.V. on March 1, 2000. The report summarizes the financial performance of the Company during such period noting a 175% increase in net profit after taxes with respect to the same period in the previous year.

6. Quarterly Report.

The Company's consolidated quarterly report for the third quarter of 1999 filed with the C.N.M.V. on November 16, 1999. The report summarizes the financial performance of the Company during the third quarter of 1999 noting a 21% increase in net sales with respect to the same period in the previous year.

7. Semi-Annual Report.

The Company's consolidated semi-annual report for the first half of 1999 filed with the C.N.M.V. on August 4, 1999. The report summarizes the financial performance of the Company during such period noting a 4.4% increase in net profit from ordinary activities with respect to the same period in the previous year.

8. Quarterly Report

The Company's consolidated quarterly report for the first quarter of 1999 filed with the C.N.M.V. on May 12, 1999. The report summarizes the financial performance of the Company during the first quarter of 1999 noting a 4.5% increase in net sales with respect to the same period in the previous year.

9. Semi-Annual Report

The Company's consolidated semi-annual report for the second half of 1998 filed with the C.N.M.V. on March 1, 1999. The report summarizes the financial performance of the Company during such period noting an 8% increase in net sales with respect to the same period in the previous year.

B. Notices of Other Communications

10. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed October 17, 2000, providing a copy of the Company's press release whereby the Company notes that at the recent meeting of the Congress of the European Society of Medical Oncology held in Hamburg, Germany, presentations by doctors concluded that ET-743 has shown improved results in the treatment of sarcoma than other current medical treatments.

11. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed October 5, 2000, providing a copy of the information presented by the Company to analysts and investors at a meeting held on October 5, 2000 and which was organized by the Institute of Financial Analysts (*Instituto de Analistas Financieros*). The presentation materials include information relating to significant Company events, estimated and projected financial information of the Company, Zelnova, S.A., Xylazel, S.A., Pharma Mar, S.A. and Pharma Gen, S.A., as well as the status of clinical trials and product development.

12. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed September 4, 2000, noting that in connection with the reduction in capital and payments to the shareholders of the Company, the bank agent for the reduction in capital shall proceed to make such payments on September 8, 2000 with respect to all shareholders as at the record dated of September 7, 2000. Shareholders shall receive .02 Euros per share as a result of the stock split.

13. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed September 1, 2000, providing minutes of the board of directors meeting held August 29, 2000, whereby the board of directors approved the date of September 8, 2000 as the payment date with respect to the split in the shares of the Company at a ratio of 4 new shares per each

old share and for the benefit of all shareholders of the Company as at the record date of September 7, 2000.

14. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed August 3, 2000, providing additional information with respect to the subscription and sale of shares in connection with the Spanish prospectus dated June 22, 2000.

15. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed May 24, 2000, noting a conference held in New Orleans by the American Society of Clinical Oncologists where several presentations were made on the clinical and pre-clinical activities of the Company's subsidiary Pharma Mar.

16. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed May 10, 2000, providing a copy of financial information presented by the Company to analysts and investors at a meeting held on May 10, 2000 and which was organized by Caja de Madrid.

17. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed April 11, 2000, providing a press release by the Company dated April 1, 2000, which details oncological treatments from marine organism based compounds. The press release notes that scientific research has shown that compounds derived from sea organisms may be an effective means for the treatment of several types of cancer. Results were presented by Pharma Mar at the meeting of the American Association for the Investigation of Cancer in San Francisco.

18. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed February 28, 2000, clarifying comments made by the Company in an interview with *Diario Expansión* published February 26, 2000.

19. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed November 23, 1999, noting presentations made by the Company at the conference of Molecular Targets and Cancer Therapeutics discussing updates of the Company's phase I and phase II clinical trials.

20. Notice of Other Communications the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed November 19, 1999, providing a press release by the Company detailing an agreement by which Laboratorios FAES granted Pharma Mar an option to license the Lerisetron compound in various European countries. The press release notes that Lerisetron is a product under development that could be administered to cancer patients as a remedy. Laboratorios FAES expects to obtain a European patent registration of this new compound and has reserved for itself the markets of the United States, Japan, Spain, Portugal, Italy and Greece and would grant a license to Pharma Mar for the remaining European Union countries.

21. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed November 11, 1999, noting the Company's denial of certain comments published in a recent article by the *Bloomberg* news agency. The Company also disclosed the content of presentations to be made at an upcoming conference.

22. Notice of Other Communications to the C.N.M.V. (*otras comunicaciones*)

Communication to the C.N.M.V., filed September 16, 1999, disclosing statements and conclusions made at the "European Cancer Conference" by certain doctors with respect to the Company's phase I and phase II patient clinical trial data.

C. Notice of Prior Communications

23. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed August 10, 2000, applying for listing of new shares with the Spanish Stock Exchanges.

24. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed July 4, 2000, applying for listing of new shares with the Spanish Stock Exchanges.

25. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed July 4, 2000, applying for listing of new shares with the Spanish Stock Exchanges.

26. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed May 17, 2000, requesting approval from the C.N.M.V. to conduct a public offering of shares by the Company and Pharma Mar. The communication also provides minutes of the general ordinary shareholders meeting held May 8, 2000. The general ordinary shareholders meeting discussed and approved (i) an increase in the capital of the Company in the amount of 840,000 Euros through the issuance in a public offering for subscription of up to 3,000,000 new ordinary shares of the Company with a nominal value of .28 Euros per share, (ii) a public offering of its shares by Pharma Mar which had been previously approved by the shareholders of Pharma Mar and (iii) a separate increase in the capital of the Company in the amount of 182,000 Euros through the issuance of up to 650,000 new ordinary shares of the Company with a nominal value of .28 Euros and (iv) board and shareholder approval for the issuance and sale of new shares by the Company on the Spanish Stock Exchanges.

27. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed May 17, 2000, requesting approval from the C.N.M.V. to increase the capital of the Company. The communication also provides minutes of the general ordinary shareholders meeting held May 8, 2000. The general ordinary shareholders discussed and approved an increase in the capital of the Company in the amount of 1,038,569 Euros through the issuance of up to 3,709,178 new ordinary shares of the Company with a nominal value of .28 Euros per share. The shares

which are the object of the increase in capital are to be exclusively directed to those shareholders of Pharma Mar that have indicated their intention to participate in the capital increase.

28. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed June 29, 1999, applying for listing of new shares with the Spanish Stock Exchanges.

29. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed May 12, 1999, providing minutes of a general shareholders meeting. The general shareholders of the Company discussed and approved an increase in the capital of the Company through the issuance of 2,036,475 new ordinary shares of the Company with a nominal value of .33 Euros at a ratio of one new share for every 15 old shares held in the Company.

30. Notice of Prior Communication to the C.N.M.V. (*comunicación previa*)

Communication to the C.N.M.V., filed February 17, 1999, providing the written consent of the board of directors dated January 8, 1999. The board of directors of the Company approved (i) an increase in the capital of the Company in the amount of 115,936,522 Euros through an increase in the nominal value of each share, (ii) a split in the shares of the Company reducing the nominal value of each share from 5.0 Euros to 1.0 Euro, (iii) the re-denomination of the Company's shares to Euros and (iv) the corresponding changes to the by-laws of the Company.

D. Notice of Significant Company Events

31. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed October 5, 2000, providing a copy of the information presented by the Company to analysts and investors at a meeting held on October 5, 2000 and which was organized by the Institute of Financial Analysts (*Instituto de Analistas Financieros*). The presentation materials include information relating to significant Company events, estimated and projected financial information of the Company, Zelnova, S.A., Xylazel, S.A., Pharma Mar and Pharma Gen, S.A., as well as the status of clinical trials and product development.

32. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed October 5, 2000, providing notice that the board of directors of the Company resolved at their meeting held on October 4, 2000, to propose to the shareholders of the Company at the next shareholders meeting, to increase the capital of the Company for the purpose of issuing one new share for each four old shares held in the Company. It is also the intention of the board of directors of the Company to hold a general shareholders meeting before the end of the year.

33. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed September 4, 2000, providing notice of a change in the by-laws of the Company undertaken by a resolution adopted by the shareholders of the Company at the general shareholders meeting held August 29, 2000 whereby the shareholders of the Company discussed and approved a resolution to split the shares of the Company at a ratio of four new shares per each old share

of the Company. The amendment to the by-laws changed the minimum number of share ownership in the Company required to attend and vote at general shareholders meetings from 20 shares to 80 shares of the Company.

34. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed September 1, 2000, providing minutes of the board of directors meeting held August 29, 2000, whereby the board of directors approved the date of September 8, 2000 as the payment date with respect to the split in the shares of the Company at a ratio of four new shares per each old share and for the benefit of all shareholders of the Company as at the record date of September 7, 2000.

35. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed August 29, 2000, providing minutes of the general shareholders meeting held August 29, 2000 and minutes of the board of directors meeting held on the same date. The shareholders of the Company discussed and approved a resolution to split the shares of the Company at a ratio of four new shares per each old share held in the Company. The number of shares in the Company will increase from 39,942,778 shares to 159,771,112. The board of directors of the Company discussed and approved resolutions to delegate to the president of the board of directors the authority to determine the payment date for the split in the shares of the Company and fixing the record date for the split as the day prior to the payment date.

36. Notice of Significant Company Event *(hecho relevante)*

Communication to the C.N.M.V., filed August 3, 2000, providing the written consent of the board of directors dated August 3, 2000, by which a prior resolution adopted by the board of directors is amended and replaced by a new resolution of the board re-calling the shareholders to a meeting for the purpose of discussing and approving a split in the shares of the Company. The resolutions also modified the by-laws of the Company and reduced the capital stock of the Company.

37. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed August 2, 2000, noting that in response to an article published by the news agency *Reuters* with respect to Glaxo Wellcome Plc. acquiring a participation in the shares of the Company, the Company has not held discussions with Glaxo Wellcome Plc., or received notice of any intent by Glaxo Wellcome Plc. to acquire an interest in the Company.

38. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 6, 2000, providing notice to the Commission that Cooper Zeltia Veterinaria, S.A. and Zelnova, S.A., being two of the Company's affiliates, were cited by the Environmental Council of Galicia as having industrial grounds which were determined to be contaminated with certain substances.

39. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 6, 2000, providing a minor amendment to the prior notice of approval by the board of directors to call a general shareholders meeting for the purpose of approving reductions and additions in the capital of the Company and approving a split in the shares of the Company at a ratio of 4 new shares of the Company for each old share. The board of directors delegated to the chairman of the board the task of determining the date of the meeting which may be held during August or September of the same year.

40. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 6, 2000, providing notice of approval by the board of directors to call a general shareholders meeting for the purpose of approving reductions and additions in the capital of the Company and approving a split in the shares of the Company at a ratio of 4 new shares of the Company for each old share. The board of directors delegated to the chairman of the board the task of determining the date of the meeting which may be held during August or September of the same year.

41. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 4, 2000, providing additional information with respect to the subscription and sale of shares in connection with the Spanish prospectus dated June 22, 2000.

42. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 3, 2000, providing supplemental information with respect to the subscription and sale of shares in connection with the Spanish prospectus dated June 22, 2000.

43. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 3, 2000, providing additional information with respect to the subscription and sale of shares in connection with the Spanish prospectus dated June 22, 2000..

44. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed June 28, 2000, providing additional information with respect to the subscription and sale of shares in connection with the Spanish prospectus dated June 22, 2000.

45. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 19, 2000, providing additional information with respect to the resolutions adopted at the general ordinary shareholders meeting held May 8, 2000. Specifically, the board of directors of the Company requests that the C.N.M.V. place the shares to be offered under the public offering and the exchange offer simultaneously.

46. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 10, 2000, providing minutes of the general ordinary shareholders meeting held May 8, 2000. The shareholders discussed and approved (i) the re-election of

the members of the board of directors, (ii) the annual report of the Company for fiscal 1999, (iii) the re-election of the auditors of the Company, (iv) an increase in the capital stock of the Company through the issuance of new shares to be offered in exchange for shares of Pharma Mar at a ratio of one share of Pharma Mar for each 22 new shares of the Company, (v) an increase in the capital stock of the Company, upon completion of the first capital increase, in the amount of 840,000 Euros through the issuance of 3,000,000 new ordinary shares to be offered to public investors, (vi) a public offering of shares owned by the shareholders of Pharma Mar who have expressed their intention to sell the shares of the Company that they may receive as result of the capital increase, (vii) an increase in the capital stock of the Company upon completion of the second capital increase in the amount of 182,000 Euros through the issuance of 650,000 new ordinary shares to be offered for over-allotment and stabilization purposes, (viii) the authorization of the Company to acquire its own shares either directly or through any of its 50% subsidiaries and (ix) the modification of the by-laws of the Company.

47. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 10, 2000, providing notice of a presentation by the Company to analysts and investors held on May 10, 2000 and which was organized by Caja de Madrid.

48. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed April 19, 2000, providing minutes of the board of directors meeting held April 17, 2000, whereby the board agreed to call a general ordinary shareholders meeting and also provided the agenda for the meeting to discuss and approve (i) the re-election of members of the board of directors, (ii) the annual report in the Company for fiscal 1999, (iii) the re-election of the auditors of the Company, (iv) a capital increase of the Company through the issuance of up to 3,821,862 ordinary shares to be exchanged for shares of Pharma Mar, (v) a capital increase in the Company through the issuance of 3,000,000 ordinary shares to be sold in a public offering by shareholders who express their intention to sell the shares they may receive as a result of the capital increase (vi) a capital increase in the Company through the issuance of 650,000 ordinary shares to be offered for subscription by the entities who participate in the public offering, (vii) the application to register the shares before the stock exchanges of Madrid, Barcelona, Bilbao and Valencia, and in the interconnection exchange system (*Sistema de Interconexión Bursátil*), (viii) the authorization to the Company to acquire its own shares either directly or through its subsidiaries and (ix) the authorization to the Company for the modification of the by-laws of the Company.

49. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed April 14, 2000, providing notice of approval by the shareholders of Pharma Mar of a share exchange offer with the Company at an exchange ratio of 22 shares of the Company for each share of Pharma Mar. As a result, the Company will hold a 91.7% stake in the capital of Pharma Mar and Pharma Mar will be consolidated into the Company's group for tax purposes.

50. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed March 15, 2000, providing notice of approval by the board of directors of the Company of a share exchange offer with Pharma Mar at an exchange ratio of 22 shares of the Company for each share of Pharma Mar. The Company currently holds either directly or indirectly, 71% of the capital stock of Pharma Mar.

51. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed March 15, 2000, noting that in response to an article published by *Diario Expansión* on March 15, 2000, the Company has not had discussions with Smith Kline Beecham regarding the acquisition of the Company by Smith Kline Beecham.

52. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed November 11, 1999, providing a press release by the Company detailing an agreement by which Laboratorios FAES granted Pharma Mar an option to license the Lerisetron compound in various European countries. The press release notes that Lerisetron is a product under development that could be administered to cancer patients as a remedy. Laboratorios FAES expects to obtain a European patent registration of this new compound and has reserved for itself the markets of the United States, Japan, Spain, Portugal, Italy and Greece and would grant a license to Pharma Mar for the remaining European Union countries.

53. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 27, 1999, noting that Banco Santander Central Hispano, S.A. has given notice that on July 26, 1999 it proceeded to purchase 296,500 shares of the Company, which represents 0.91% of the capital of the Company. As a result of this purchase by Banco Santander, it will hold 9.79% of the capital of the Company.

54. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 15, 1999, responding to questions by the C.N.M.V. regarding recent fluctuations in the price of the Company's shares. The Company notes that according to a recent article published by the news daily *El Faro de Vigo* on July 11, 1999, the Company has been accused of polluting land located at the Porrino Municipality. The Company states that the publication of this article could have caused the recent fluctuations in the price of the Company's shares. The Company also notes that it does not have enough information to assess the economic consequences of the alleged pollution.

55. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 8, 1999, providing minutes of the general shareholders meeting held June 30, 1999 and minutes of the board of directors meeting held July 7, 1999. The shareholders of the Company discussed and approved (i) a decrease in the capital stock of the Company in the amount of 1,629,180 Euros and a reduction in the nominal value of all shares resulting in a nominal value of 0.28 Euros per share, (ii) the establishment of the provision of 1,629,180 Euros to protect creditors' rights, (iii) the authorization to the chairman of the board to determine the date of payment to shareholders of the amount they are entitled to as a result of the reduction in the capital stock of the Company at a ratio of .05 Euros per share, (iv) the establishment of an escrow account of 1,629,180 Euros in Banco Santander Central Hispano, S.A. for a term of 5 years to guarantee the payment of cash (*aportaciones*) to shareholders as a result of the reduction in capital and (v) the authorization to shareholders of record as of the closing of the interconnection exchange system on July 20, 1999 to receive payment as a result of the reduction in the capital stock of the Company.

56. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 2, 1999, providing minutes of the general shareholders meeting held June 30, 1999, at which the shareholders discussed and approved (i) the ratification of appointments of directors to the board, (ii) the filing before the respective government agency by the Company of the application for authorization to consolidate for the years of 1999, 2000 and 2001 and (iii) the authorization to the Company to acquire shares issued by the Company for its own behalf or through any subsidiary in which the Company holds more than a 50% stake.

57. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed July 1, 1999, providing notice of the approval by the shareholders at the general shareholders meeting held June 30, 1999 of their resolution to decrease the capital of the Company in the amount of 1,629,180 Euros through the reduction of the nominal value of all the shares of the Company. As a result, the nominal value per share will be 0.28 Euros.

58. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 25, 1999, providing a press release giving notice and the agenda for a general ordinary and extraordinary shareholders meeting to be held on June 29 and 30, 1999. The items of the agenda provided for the discussion and approval of (i) the annual report of the Company for fiscal 1998, (ii) a decrease in the capital stock of the Company through a devolution of cash to shareholders and the creation of an escrow provision in the same amount, (iii) the appointment of members of the board of directors, (iv) the re-election of the auditors of the Company, (v) the submission of application to authorize the consolidation of the Company before the respective government agency, (vi) the elimination of article 40 of the by-laws for reasons of obsolescence and (vii) the authorization to the board of directors to acquire shares issued by the Company.

59. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 14, 1999, providing minutes of the board of directors meeting held March 22, 1999, with respect to the formation of a director and officer compensation committee and approval of the board of directors code of governance.

60. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 14, 1999, providing notice of the completion of an increase in capital by Pharma Mar which had been previously approved by the board of directors of the Company at its meeting held March 15, 1999 and noting the corresponding percentage ownership of the Company in Pharma Mar.

61. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed May 10, 1999, correcting the notice filed with the C.N.M.V. on April 16, 1999, and amending the time period for the subscription and sale of shares with respect to the increase in capital previously approved by the shareholders of the Company.

62. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed April 29, 1999, noting an agreement by the Company with Williams International Ltd., whereby the Company purchased 50% of the shares in Xylazel, S.A. from Williams for the amount of 650,000,000 pesetas, and noting that it will hold 100% of the shares of Xylazel.

63. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed April 16, 1999, providing minutes of the general shareholders meeting held April 14, 1999. The shareholders of the Company discussed and approved (i) an increase in the capital of the Company in the amount of 2,036,475 new shares of the Company with a nominal value of .33 Euros and at a ratio of four new shares for each fifteen old shares and (ii) the modification of the by-laws of the Company changing the minimum number of shares required to attend a general ordinary shareholders meeting from 1,500 to 500.

64. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed March 29, 1999, providing a press release giving notice and the agenda for the general extraordinary shareholders meeting to be held on April 14, 1999. The agenda included a proposal to increase the capital stock of the Company and the corresponding modification of the by-laws of the Company.

65. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed March 23, 1999, providing notice of the board of directors approval to call a general extraordinary shareholders meeting to be held on April 1999 to discuss and approve an increase in the capital stock of the Company at a ratio of one new share for each 15 old shares and a corresponding modification of the by-laws of the Company.

66. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed March 23, 1999, providing notice of approval by the board of directors of the Company at its meeting held March 15, 1999 to an increase in capital by Pharma Mar.

67. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed February 19, 1999, providing notice of a Year 2000 information systems plan to be reviewed by the board of directors of the Company.

68. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed February 9, 1999, providing notice and the agenda for the general extraordinary shareholders meeting to be held February 21, 1999 to discuss and approve (i) a decrease in the capital stock of the Company at ratio of 0.01 Euros per share through the devolution of cash and by the creation of a provision for that purpose, (ii) a split in the shares of the Company at a ratio of three new shares for each old share and (iii) the modification of the by-laws of the Company and ratification of the minutes.

69. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed February 8, 1999, providing notice of the initiation of phase II clinical studies by Pharma Mar of the anti-carcinogen compound ET-743.

70. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed January 29, 1999, providing notice of approval by the board of directors of the Company to call a general extraordinary shareholders meeting to discuss and approve (i) a decrease in the capital of the Company by the reduction in the nominal value of each share at an amount of 0.01 Euro per share and the creation of a provision for that purpose, (ii) a split in the shares of the Company by the reduction of the nominal value of each share from 0.99 to 0.33 Euros at a ratio of three new shares for each old share and (iii) the corresponding modification of the by-laws of the Company.

71. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed January 21, 1999, providing notice of the initiation of phase I clinical studies by Pharma Mar of the anti-carcinogen compound Aplidina.

72. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed January 20, 1999, providing notice of presentations to be made by the Company, whereby the Company will provide certain estimated and projected financial information of the Company, Zelnova, S.A., Xylazel, S.A. and Pharma Gen, S.A.

73. Notice of Significant Company Event to the C.N.M.V. (*hecho relevante*)

Communication to the C.N.M.V., filed January 8, 1999, providing notice of written consent of the board of directors of the Company dated January 8, 1999, approving an increase in the capital of the Company and the re-denomination of shares in Euros.

G. Press Releases

74. Press Release dated October 17, 2000

The Company's press release dated October 17, 2000, noting that at the recent meeting of the Congress of the European Society of Medical Oncology held in Hamburg, Germany, presentations by doctors concluded that ET-743 has shown improved results in the treatment of sarcoma than other current medical treatments. *(an English version of the press release is included in Annex C)*

75. Press Release dated October 4, 2000

The Company's press release, dated October 4, 2000, providing notice that the board of directors of the Company resolved at their meeting held October 4, 2000 to increase the capital of the Company for the purpose of issuing one new share for each four old shares held in the Company.

76. Press Release dated September 7, 2000

The Company's press release, dated September 7, 2000, providing notice that effective September 8, 2000, the Company shall make a payment to its shareholders as a result of a recently announced stock split in the total amount of 532 million pesetas, or 3,195,422 Euros, at a ratio of .08 Euros per old share of the Company or .02 Euros per new share of the Company. The payments result from the approval by the shareholders and board of directors for the Company to split its shares at a ratio of four new shares per each old share of the Company. The press release notes that the stock split will enhance the liquidity of the shares and the payments to shareholders will remunerate the shareholders with favorable tax treatment. The press release also notes the recent success of the Company's public offering of its shares. The proceeds of the offering are to be used by its subsidiary Pharma Mar for the continuing research and development of marine organism based compounds for the treatment of cancer. *(an English version of the press release is included in Annex C)*

77. Press Release dated August 29, 2000

The Company's press release, dated August 29, 2000, providing notice that at the general extraordinary shareholders meeting of the Company held on the same date, the shareholders approved a split in the shares of the Company at a ratio of four new shares per each old share of the Company. The Company shall make a payment to its shareholders in a total amount of 532 million pesetas, or 3,195,422 Euros, at a ratio of .08 Euros per each old share of the Company or .02 Euros per each new share of the Company. The press release notes that the Company has recently completed the largest secondary offering of shares of any biotechnology company in Europe. The proceeds of the offering are to be used by its subsidiary Pharma Mar for the continuing research and development of marine organism based compounds for the treatment of cancer. *(an English version of the press release is included in Annex C)*

78. Press Release dated August 3, 2000

The Company's press release, dated August 3, 2000, providing notice that the underwriters of the Company's recent public offering of shares have decided to exercise their overallotment option for the subscription of 650,000 shares of the Company. The exercise of the option by the underwriters will result in an additional 6.543 million pesetas to be used by its subsidiary Pharma Mar for the continuing research and development of marine organism based compounds for the treatment of cancer. The press release notes that the Company has recently completed the largest secondary offering of shares that a biotechnology company has made in Europe. The total number of shares placed increased to 4,150,126, or 4,800,126 including the overallotment option and corresponds to a total of 251 million Euros or 290 million Euros including the overallotment option. Including the overallotment option, the Company has issued a total of 3,650,000 new shares. The press release also notes that the shareholders of the Company are to meet at a general extraordinary shareholders meeting on August 28 or 29, 1999, to approve a split in the shares of the Company at a ratio of 4 new shares per each old share of the Company. The Company shall make a payment to its shareholders in a total amount of 532 million pesetas, or 3,195,422 Euros, at a ratio of .08 Euros per each old share of the Company or .02 Euros per each new share of the Company.

79. Press Release dated August 1, 2000

The Company's press release, dated August 1, 2000, noting that in response to a recent publication by an international news organization reporting that Glaxo Wellcome will purchase a stake in the Company inferior to 5% of the shares of the Company, the Company shall qualify as "hostile" purchases made by Glaxo Wellcome as the Company has not held any discussions with Glaxo Wellcome regarding such

purchases. The press release notes that the Company has recently completed the largest secondary offering of shares that a biotechnology company has made in Europe. The total number of shares placed increased to 4,150,126 or 4,800,126 including the overallotment option and corresponds to a total of 251 million Euros or 290 million Euros including the overallotment option. The price per share has been fixed at 60.5 Euros. Including the overallotment option, the Company has issued a total of 3,650,000 new shares. The press release also notes that it has recently found a new system of synthetic development of the compound ET-743 which should reduce from around 54 to 21 the number of steps in production of the compound, resulting in savings in time and costs.

80. Press Release dated July 31, 2000

The Company's press release, dated July 31, 2000, noting profit on a consolidated basis of 1.937 million pesetas, or 11.6 million Euros, for the first half of 2000. This figure represents an increase of 109% with respect to the same period in the previous year. The Company also reported net sales of 4.814 million pesetas, or 29 million Euros, representing an increase of 6% with respect to the same period in the previous year. The strong showing of the Company is attributed to the results of its subsidiaries Zelnova and Xylazel, as well as the extraordinary gains received from the sale of shares by the Company. The press release notes that the Company has recently completed the largest secondary offering of shares that a biotechnology company has made in Europe. The total number of shares placed increased to 4,150,126 or 4,800,126 including the overallotment option and corresponds to a total of 251 million Euros or 290 million Euros including the overallotment option. The price per share has been fixed at 60.5 Euros. Including the overallotment option, the Company has issued a total of 3,650,000 new shares. The press release also notes that it has recently found a new system of synthetic development of the compound ET-743 which should reduce from around 45 to 21 the number of steps in production of the compound, resulting in savings in time and costs.

81. Press Release dated July 10, 2000

The Company's press release, dated July 10, 2000, noting that in a communication to the C.N.M.V. filed on July 4, 2000, the Company has applied for the listing of new shares with the Spanish Stock Exchanges. With respect to the public offer for the subscription and sale of shares in the Company, the Spanish traunche will be for 1,748,272 shares and the international traunche will be for 1,779,335 shares of the Company.

82. Press Release dated July 6, 2000

The Company's press release, dated July 6, 2000, providing notice that the board of directors of the Company have decided to call a general extraordinary shareholders meeting to be held in August or September, for the purpose of discussing and approving a split in the shares of the Company at a ratio of 4 new shares per each old share held in the Company. The board of directors also approved a corresponding reduction and increase in the capital of the Company. The press release notes that the stock split will enhance the liquidity of the shares and payment will remunerate the shareholders with favorable tax treatment. The press release notes that the Company has recently completed the largest secondary offering of shares that a biotechnology company has made in Europe. The total number of shares placed increased to 4,150,126 or 4,800,126 including the overallotment option and corresponds to a total of 251 million Euros or 290 million Euros including the overallotment option. The price per share has been fixed at 60.5 Euros. Including the overallotment option, the Company has issued a total of 3,650,000 new shares. The proceeds of the offering are to be used by its subsidiary Pharma Mar for the continuing

research and development of marine organism based compounds in the treatment of cancer, specifically ET-743, Aplidina, Kahalalido F and ES-285.

83. Press Release dated July 2, 2000

The Company's press release, dated July 2, 2000, noting that the Company has recently completed the largest secondary offering of shares that a biotechnology company has made in Europe. The total number of shares placed increased to 4,150,126 or 4,800,126 including the overallotment option and corresponds to a total of 251 million Euros or 290 million Euros including the overallotment option. The price per share has been fixed at 60.5 Euros. Including the overallotment option, the Company has issued a total of 3,650,000 new shares. The proceeds of the offering are to be used by its subsidiary Pharma Mar for the continuing research and development of marine organism based compounds for the treatment of cancer, specifically ET-743, Aplidina, Kahalalido F and ES-285. The company has initiated phase II clinical studies of its principal compound Ecteinascidina743, or ET-743 and has also launched phase I clinical studies for Aplidina, or APL. ET-743 and APL were recently discussed by leading world authorities in oncology at the meeting of the American Society of Clinical Oncologists held in New Orleans. According to phase II clinical studies by the Dana-Farber Institute of Cancer in Boston, in collaboration with the Massachusetts General Hospital, ET-743 has been shown to reduce tumors and control cancer during prolonged periods, proving to be a promising advancement in the treatment of sarcoma.

84. Press Release dated June 27, 2000

The Company's press release, dated June 27, 2000, announcing that the maximum price per share has been fixed at 62 Euros per share. The price per share of the offering, which cannot be higher than the maximum price set, shall be finalized on July 2, 2000 through a communication to the C.N.M.V. The company shall issue 4,150,126 shares. The Company, as leader in the development and research of pharmaceutical products of marine origin for the treatment of cancer, through its subsidiary Pharma Mar, shall use the proceeds of the offering to continue the clinical and industrial research and development of ET-743, Aplidina, Kahalalido F, ES-285 and other compounds which are currently being developed. It is anticipated that Pharma Mar will commercialize ET-743 by the end of 2002 in Europe and that it will license the compound in the rest of the world to a specialist company of the highest quality.

85. Press Release dated June 23, 2000

The Company's press release, dated June 23, 2000, announcing that the C.N.M.V. has approved the offering circular for the subscription and sale of shares by the Company. The Company intends to initiate the subscription and sale of a total of 4,150,126 shares of the Company resulting in proceeds of 42.122 million pesetas. The Company, as leader in the development and research of pharmaceutical products of marine origin for the treatment of cancer, through its subsidiary Pharma Mar, shall use the proceeds of the offering to continue the clinical and industrial development of ET-743, Aplidina, Kahalalido F, ES-285 and other compounds which are currently being developed. It is anticipated that Pharma Mar will commercialize ET-743 by the end of 2002 in Europe and that it will license the compound in the rest of the world to a specialist company of the highest quality. The company has initiated phase II clinical studies of its principal compound Ecteinascidina743, or ET-743 and has also launched phase I clinical studies for Aplidina, or APL. ET-743 and APL were recently discussed by leading world authorities in oncology at the meeting of the American Society of Clinical Oncologists held in New Orleans. According to phase II clinical studies by the Dana-Farber Institute of Cancer in Boston, in collaboration with the Massachusetts General Hospital, ET-743 has been shown to reduce tumors and control cancer during prolonged periods, proving to be a promising advancement in the treatment of sarcoma.

86. Press Release dated May 24, 2000

The Company's press release dated May 24, 2000, Communication to the C.N.M.V., filed May 24, 2000, noting a conference held in New Orleans by the American Society of Clinical Oncologists where several presentations were made on the clinical and pre-clinical activities of the Company's subsidiary Pharma Mar. The presentations discussed the potential of oncological treatments from marine organism based compounds. The press release notes that scientific research has shown that compounds derived from sea organisms may be an effective means for the treatment of several types of cancer. The Company also notes that results were presented by Pharma Mar at the meeting of the American Association for the Investigation of Cancer in San Francisco.

87. Press Release dated May 16, 2000

The Company's press release dated May 16, 2000, noting that the Company filed its consolidated quarterly report for the first quarter of 2000 with the C.N.M.V. on May 16, 2000. The press release summarizes the financial performance of the Company during the first quarter of 2000 noting a 23% increase in net sales with respect to the same period in the previous year.

88. Press Release dated April 14, 2000

The Company's press release, dated April 14, 2000, noting a communication filed with the C.N.M.V., on April 14, 2000 whereby the Company provided notice of approval by the shareholders of Pharma Mar of a share exchange offer with the Company at an exchange ratio of 22 shares of the Company for each share of Pharma Mar. As a result, the Company will hold a 91.7% stake in the capital of Pharma Mar and Pharma Mar will be consolidated into the Company's group for tax purposes.

89. Press Release dated March 15, 2000

The Company's press release, dated March 15, 2000, noting a communication to the C.N.M.V. filed March 15, 2000, whereby the Company notes that in response to an article published by *Diario Expansión* on March 15, 2000, the Company has not had discussions with Smith Kline Beecham regarding the acquisition of the Company by Smith Kline Beecham.

90. Press Release dated March 13, 2000

The Company's press release, dated March 13, 2000, noting that Inmaculada Abella and Jose Maria Sanchez-Puelles have joined Pharma Mar in the positions of Chief of Marketing and Sales and Director of Pharmaceutical Development, respectively.

91. Press Release dated March 2, 2000

The Company's press release, dated March 2, 2000, noting that the Company has filed with the C.N.M.V. its annual report for fiscal 1999. The Company had a net profit after taxes of 717 million pesetas resulting in a 25% increase with respect to the previous year. The increase is attributed to dividends received from its subsidiaries and from proceeds from the sale of shares. The consolidated report shows net sales of 7.974 million pesetas which represents a 24% increase with respect to the previous year. The consolidated net profit after taxes for the group reached 1.366 million pesetas which represents a 133% increase with respect to the previous year.

92. Press Release dated November 16, 2000

The Company's press release, dated November 16, 2000, noting that the Company has filed with the C.N.M.V. its quarterly report for the third quarter of 1999. The Company had a net profit after taxes of 525 million pesetas resulting in a 40% increase with respect to same period in the previous year. The increase is attributed to dividends received from its subsidiaries and from proceeds from the sale of shares. The consolidated report shows net profit of 1.37 million pesetas which represents a 150% increase with respect to the same period in the previous year. The increase in net profit is attributed to the strong showing of the Company's subsidiaries Zelnova and Xylazel, which have been 100%consolidated.

93. Press Release dated November 10, 1999

The Company's press release dated November 10, 1999, noting a communication filed with the C.N.M.V., on November 10, 1999, whereby the Company denies certain comments published in a recent article by the *Bloomberg* news agency and disclosed the content of presentations to be made at an up-coming conference.

94. Press Release dated September 16, 1999

The Company's press release dated September 16, 1999, noting a communication filed with the C.N.M.V. on September 16, 1999 highlighting statements made at the European Cancer Conference by certain doctors with respect to the Company's phase I and phase II patient clinical trial data.

H. Offering Memoranda

95. Offering Memorandum (*folleto informativo*)

The Company's offering memorandum, dated June 2000, for the subscription and sale of 3,709,178 shares of Pharma Mar.

96. Offering Memorandum (*folleto informativo*)

The Company's offering memorandum, dated June 2000, for the subscription and sale of 4,150,126 shares of the Company.

97. Offering Memorandum (*folleto informativo*)

The Company's offering memorandum, dated May 1999, for the subscription and sale of 2,036,475 shares of the Company.

C

ANNEX C

English versions or translations of the Company's documents which satisfy the information requirements listed in Annex A, and which are attached herewith.

1. Annual Report

The Company's annual report for the year ended December 31, 1999, including the consolidated annual accounts and management report for the year ended December 31, 1999 together with the Auditors' Report.

2. Annual Report

A translated copy of the Company's annual report for the year ended December 31, 1998, including the consolidated annual accounts and management report for the year ended December 31, 1998 together with the Auditors' Report.

3. Press Release

The Company's press release, dated October 17, 2000, highlighting certain findings presented at the conference of the European Society of Medical Oncology with respect to ET-743. Results from clinical trial data show that ET-743 has indicated potential beneficial effects to patients during clinical trials conducted in the United States and Europe.

4. Press Release

The Company's press release, dated October 4, 2000, providing notice that the board of directors of the Company resolved at their meeting held October 4, 2000 to increase the capital of the Company for the purpose of issuing one new share for each four old shares held in the Company.

5. Press Release

The Company's press release dated September 7, 2000, noting that the Company will distribute on September 8, 2000 a total of 532 million pesetas to its shareholders and that the Company has approved a split in the shares of the Company at a ratio of four new shares per each old share held in the Company.

6. Press Release

The Company's press release dated August 29, 2000, noting that the shareholders of the Company discussed and approved a resolution to split the shares of the Company at a ratio of four new shares per each old share held in the Company.

VERSALIA
TRADUCCION

Calle Jardinero Boutelou 5, 3°D
28300 ARANJUEZ (Madrid)
ESPAÑA
versalia@versalia.com

SUBJECT: English translation of the Zeltia, S.A. annual reports

To whom it may concern

I, John Justin Rynne, of Irish nationality, resident in Spain, with residence permit no. X0162323N, as Director of Versalia Traducción, S.L., do hereby

CERTIFY

- That I am an experienced translator of financial and general documentation, with the following qualifications: MA (Trinity College Dublin), Final Diploma - Spanish (Institute of Linguists, London), Translator's Final Diploma (Institute of Linguists, London), Diploma in Translation (Institute of Linguists, London), Member-Institute of Translation and Interpreting (by examination), and Official Translator (*Intérprete Jurado)* appointed by the Spanish Ministry of Foreign Affairs.
- That I have been translating full-time since 1989, and that I was employed by Arthur Andersen (Madrid) as senior translator between 1991 and 1995, with responsibility for translating the annual reports of many of Spain's largest companies, in a wide range of sectors.
- That Versalia Traducción currently translates the annual reports of many of Spain's leading companies and the annual reports of the Comisión Nacional del Mercado de Valores -- Spain's stock market regulator.
- That we translated from Spanish into English the annual reports of Zeltia, S.A. for the years 1997, 1998 and 1999.
- That said translations are based on my qualifications and experience, as detailed above.

Madrid, 6 September 2000

VERSALIA TRADUCCIÓN, S.L.
Jacinto Guerrero, 2
28300 ARANJUEZ
Tel. 918-090-087 Fax 918-911-407
CIF: B82435827

ZELTIA

Annual Report 1998

Chairman's message

Dear shareholder,

Zeltia had an excellent year in 1998, when it continued to focus on enhancing its two main areas of business: consumer chemicals and biotechnology.

The policy implemented in recent years, consisting of boosting the business areas that constitute the group's core activity (by launching new products, introducing new brands, seeking new markets, intensifying research and development, and divesting non-core businesses), is proving to be judicious and is placing our companies in a good position to face the coming challenges and look to the future with confidence.

In the consumer chemicals field, our companies Zelnova, S.A. and Xylazel, S.A. maintained an upward trend and are now leaders in their fields: Zelnova in insecticides and household and industrial air fresheners, and Xylazel in decorative paints, having also added metal protection and fillers to its product range.

In the biotechnology field, Pharma Mar, S.A. and Pharma Gen, S.A. had a very satisfactory year. Pharma Gen increased revenues by 55% and continues to develop new diagnostic kits for infectious and hereditary diseases. Pharma Mar achieved two major successes in 1998: after completing Phase I clinical trials and pre-clinical testing of ET-743, its first compound under development, it obtained all the necessary permits to proceed to Phase I trials of its second compound, aplidine.

In October, Zeltia, S.A. completed a capital increase in which it issued 226,275 new shares at 12,000 pesetas each (par value: 775 pesetas per share). This issue brought in new shareholders as the existing shareholders, holding approximately 60% of capital stock, waived their pre-emptive subscription right in order to boost the stock's liquidity.

> The good results attained this year were made possible by the constant efforts of every person in the group, and I would like to thank the members of the Board of Directors and all the Zeltia group's employees for their commitment: Zeltia owes its success to their hard work and professionalism.

Also, after the official conversion rate of 166.386 pesetas/euro was announced, the Board of Directors implemented the June 1998 Shareholders' Meeting resolution to increase capital by 115.9 million pesetas out of unrestricted reserves. This raised par value to 831.93 pesetas, and was followed by a stock split to put the shares' par value at one euro. As a result, the company's capital stock was composed of 10,182,375 shares of one euro each.

During 1998, Zeltia's share price responded favourably to each of these events in the company and the group. From an average of 4,010 pesetas in January 1998, the share price rose to an average of 16,172 pesetas in December - a 403% increase.

Whereas Zeltia had been traded on the open outcry market since 1963, in Octo 1998 it was listed on the four Spanish stock exchanges and began to be traded on electronic market, which greatly increased the stock's liquidity.

The good results attained this year were made possible by the constant effort all the people in the group, and I would like to express my gratitude to the Directors to all the Zeltia group's personnel for their commitment: Zeltia owes its success to t professionalism and hard work.

Before concluding, I would like to highlight that, having been founded in 1' Zeltia celebrates its 60th anniversary in August 1999; during that time, many pe have been involved in our company and their efforts and unfailing optimism have Zeltia among Spain's best-known companies in the present day. I would like to dedi a kind memory and all my gratitude to them on this occasion.

José María Fernández Sousa-Faro
Chairman

Historical Summary

This year marks the 60th anniversary of Zeltia's foundation. The company was created on 3 August 1939 with a capital stock of two million five thousand pesetas as a result of a spin-off from the Miguel Servet laboratory in Vigo. The technical and administrative arms of the latter company approached the Fernández family (the ancestors of the families which are currently shareholders,) which acquired approximately ninety per cent of the new company. The initial goal was to exploit Spain's medicinal flora and opotherapic products from animal glands, and the company rapidly became Spain's leading producer of alkaloids from rye ergot and of liver extracts.

The Spanish Civil War had just concluded and the Second World War was just beginning; the Spanish market was closed. Times were difficult and the initial idea was to exploit abattoir by-products, such as liver (to obtain liver extracts), pancreas (insulin), bile (bile salts), blood (amino acids), etc. and to produce pharmaceuticals. Spain's wealth of medicinal flora also provided a good basis for the company. Rye ergot from Galicia (the richest in the world after that of the former Soviet Union) was used to obtain alkaloids ergometrine, ergotoxine and ergotamine, among others, for gynaecological use. Other medicinal plants that abound in Galicia, such as *Digitalis purpurea* and *Digitalis lannata*, were used to obtain digitalin and digitalic glycosides, digoxin and digitoxin, for treating cardiac insufficiency. Large amounts of ephedra plants were obtained to produce a number of ephedrin salts as sypathomimetic pharmaceuticals, which act on the central nervous system. Our laboratories also synthesised sulfamide for treating infectious diseases. Each of the aforementioned raw materials gave rise to a specific specialist area, with the result that Zeltia became a full-service pharmaceuticals company.

At the time, the company had a large scientific team which, under the leadership of professor Calvet, engaged in very important research, in line with the founders' business ideals. Zeltia also had a Scientific Advisory Committee comprising leading professors from the Science, Pharmacy and Medical Schools at the University of Santiago de Compostela.

This work rapidly bore fruit, and the company was awarded a number of patents, including the world's first retarded insulin; the company also inoculated rye to obtain artificial ergot.

It is interesting to note that in 1941, its first full year, Zeltia's revenues totalled one million pesetas.

1942 Pesticides and insecticides

In 1942, the chemical synthesis team, under the direction of professor Calvet, synthesised dichloro-diphenyl-trichloroethane (DDT), and the company began a new era of producing our own pesticides and insecticides. As a result, revenues had reached three million seven hundred thousand pesetas by the year 1945.

Within a short time, Zeltia, S.A.'s brands attained considerable market success in Spain, with our ZZ brand obtaining the largest market share.

These first products were for use by humans in the form of emulsions or lotic and we also marketed insecticide sprays for household use.

A number of insecticides were also obtained and other were subsequently appl eventually leading to the creation of a division devoted entirely to agriculture.

1949 Antibiotics

In 1945, the government called for bids to build antibiotic production plant Spain to satisfy the domestic demand for penicillin. The contracts were awarded to companies: CEPA and ANTIBIÓTICOS, S.A. (the latter a joint venture by six Spain's leading laboratories: Abelló, Ibys, Leti, Llorente, Uquifa and Zeltia).

Accordingly, Zeltia, S.A. was a founding shareholder of Antibióticos, S owning 23% until it divested its holding in 1985.

During the years in which Zeltia was a shareholder of Antibióticos, it contribu not only capital but also much of the company's management philosophy; Antibióti became a leader in the field of fermentation, playing an outstanding role in exports, supplying both the domestic and foreign pharmaceutical markets. During the 1980s ranked second in the world in the sale of beta-lactamic antibiotics.

1952 Zeltia, S.A. expands its production capacity

During the 1950s, Zeltia, S.A. added new faces to its technical team and fore products to its range, commencing what would prove to be fruitful commercial relatic with leading firms such as UK companies Imperial Chemical Industries (ICI) a Cooper McDougall & Robertson Limited.

As a result, Zeltia, S.A.'s field of activities was gradually expanded and t company eventually structured into four divisions: Medical - devoted to manufacturi and marketing pharmaceuticals for human use; Agrochemicals - manufacturii marketing and applying chemicals for agriculture; Insecticides - for household use; a Veterinary - manufacturing veterinary pharmaceuticals and vaccines.

As a result of this diversification, revenues reached a total of thirty million pese in 1952.

1964 Creation of other companies. Associations with foreign companies.

In 1964, when Zeltia, S.A. had attained one hundred and thirty million pesetas annual sales, it established three new companies in association with leading l companies in their fields: Zeltia Agraria (with Plant Protection-ICI) devoted agricultural problems; ICI Farma (with ICI-Pharmaceuticals), to develop and mar pharmaceutical products; and Cooper Zeltia (with Cooper McDougall & Roberts Ltd.) to produce household and industrial insecticides and veterinary pharmaceutic and biological products.

The four existing divisions were incorporated into these three new compani which continued to develop under the management of Zeltia, S.A.

In the following years, Zeltia, S.A.'s business developed through its compani which provided support and, occasionally, diversification for the group. Such is the c

of Helicópteros, S.A. (HELICSA) and Compañía de Trabajos Aéreos, S.A. (COTASA), which were acquired to provide crop dusting services for Zeltia Agraria.

In view of the excellent results, in 1975 Zeltia associated in Spain with German company Desowag Bayer Holzchutz to manufacture and market wood protection and decoration products, leading to the creation of company Xylazel.

By the early 1980s, the Zeltia group's annual revenues had reached four thousand nine hundred million pesetas.

The group companies had grown to a considerable size and Zeltia had a major presence in attractive markets; circumstances led to the divestment first of Antibióticos, S.A., Helicsa, Cotasa and ICI-Farma (in the 1980s) and later of ICI-Zeltia (formerly Zeltia-Agraria) and the veterinary division of Cooper-Zeltia (in the 1990s).

1991 The current Zeltia group

Thereafter, the household and industrial insecticide and air freshener business of Zelnova (spun off from the former Cooper-Zeltia and wholly owned by Zeltia), the wood protection and decoration products of Xylazel (recently acquired in its entirety by Zeltia), and the development of pharmaceuticals of marine origin for medical use, particularly those with bio-activity in the antitumor field (for which Pharma Mar was created), form the industrial core of Zeltia, a company which has attained its greatest successes in the present decade, having established itself as a leader in the household insecticide market and in wood protection products, coming close to leadership in the air freshener business and being a pioneer world-wide in the development of pharmaceuticals of marine origin, a business with a short track record and a promising future.

Other activities such as paternity testing, forensic analysis and the production of diagnostic kits for a range of diseases - all based on DNA analysis technology (Pharma Gen), autovaccines (Inmunal), and wood repair, treatment and conservation (Protección de Maderas, Promax) go to form the group headed by Zeltia.

A track record of innovation

Much has happened, and a great deal of work and effort has been invested, between our early production in 1940 of rye ergot for use in medicine and the discovery of ecteinascidin (ET-743) and aplidine, extracted from tunicates *Ecteinascidia turbinata* and *Aplidium albicans*, respectively, which are for future use in medicine as antitumoral agents, if they complete the demanding test procedures.

In this brief history, particular mention should be made of our people's constant interest in research, leading to co-operation from the outset with leading scientists in Spanish universities, supported from within the company by a superb scientific and technical team.

Times were difficult at first because of Spain's isolation in the post-war period and because apparatus, reagents and raw materials were almost impossible to obtain; nevertheless, Zeltia attained its objectives.

The devotion to research is a constant throughout our history and it was stepped up due to the association with the UK and German companies, through which we gained

new knowledge and techniques to strengthen and consolidate our experience, and (m recently) due to the creation of Pharma Mar, our most determined wager on this field research; as well as providing close involvement in the production and marketing products in the field of oncology, there will also be a steady flow of compounds to t to subsequent phases of development, thus returning Zeltia to its original vocation a pharmaceutical company through Pharma Mar, Pharma Gen and Inmunal.

The achievement of these goals is a source of pride and satisfaction to all v have been involved in the company's development, particularly to those continuing family tradition of the company's founders, whose initiative and vision has b rewarded in time, vindicating their interest and dedication.

Zeltia today believes, as it always has, that the future lies in research, that peo are what make a company, and that close co-operation between the Board of Direct and management, and between management and the employees, are the best formu for progressing to the benefit of all concerned, and for providing society with the qua products and services provided by the group companies, making Zeltia synonym with professionalism and skill and enabling it to continue to reap success and, wl acknowledging the contribution of past and present collaborators, to place its faith in future, in which we face the interesting challenge of consolidating businesses a particularly, expect the hopes placed in Pharma Mar to be confirmed.

Research and development of pharmaceuticals of marine origin could bring fruition, after years of effort, the idea that the seas' biological wealth is a poten source of new therapeutical compounds, and we are confident that this activity v contribute to the treatment of illnesses which have a very serious impact on humanity.

Directors' Report of Zeltia, S.A. and its group of companies

for the year ended 31 December 1998

Business performance

As in 1997, the Spanish economy had an excellent year in 1998, with G growing by close to 4%, private consumption stabilising in the fourth quarter aft surge early in the year, and continued strong growth in investment in both capital go and construction. The good economic performance created jobs and redu unemployment; prices performed very well in terms of the general consumer price in (prices rose 1.4%, compared with 2% in 1997); the government deficit performed be than expected and is estimated to have fallen below 2% of GDP; however, in the fore sector, exports grew more slowly than imports. The rapid pace of economic expans is also reflected in the growth of lending to individuals and companies.

For Zeltia, S.A. and the leading companies in its group, 1998 was a very g year also.

Consolidated net revenues increased by 7.8% over the previous year and, coup with the group's lower indebtedness and the progressive decline in interest rates, le 122% growth in group ordinary profit. The controlling company's earnings, net of ta totalled 587 million pesetas, 90% more than in the previous year.

Principal group companies

Zelnova, S.A., a company wholly owned by Zeltia, is the leader in Spanish market for household insecticides and air fresheners, ahead of leading multinationals in the sector. It has 24% of the domestic market a continues to expand.

New record figures were reached in 1998: net sales reached 4,064 milli pesetas (1997: 3,412 million), a 19% increase, and after-tax earnings total 531 million pesetas (1997: 342 million), a 55% increase.

In addition to its own brands, which are all first class (ZZ Paff, Casa-Jardín, I Paff, Coopermatic, etc.), Zelnova also manufactures 82% of the retailer-bran products sold in Spain in this segment.

Xylazel, S.A., owned 50% by Zeltia (with Williams Holdings) operates the paint and decoration business; it is the market leader in special pai with a 70% share, and its products' high quality is renowned. Xylamon Xyladecor, for example, are well established in the market.

The addition three years ago of new metal protection products and fillers proved very positive: sales of these products increased by 23% in 1998 and t still have considerable growth potential.

Xylazel's net revenues totalled 2,377 million pesetas in 1998, up 11% from 2,137 million attained in 1997.

After-tax earnings increased by 34% to 353 million pesetas in 1998 (263 million in 1997).

Pharma Mar, S.A. is a biotechnology company which develops antitumor compounds from marine macro-organisms and micro-organisms. Although there are now other companies in the world seeking pharmaceuticals in the seas, Pharma Mar was the first and can well claim to be the world leader in this field of research today.

In December 1998, Pharma Mar completed Phase I clinical trials in humans of its first compound, ET-743, and received all the necessary permits to commence Phase II trials. Phase I, which involves the study in humans of the compound's toxicity and the maximum dose which the human organism can tolerate, was successfully completed by ET-743, which evidenced a better-than-expected toxicological profile and response in some of the patients treated. Early in 1999, the first Phase II patient received treatment with ET-743.

Also in December 1998, Pharma Mar's second compound under development, Aplidine, completed Pre-clinical trials (in animals) and was authorised to commence Phase I trials in humans. The first patients were treated early in 1999.

Pharma Mar has a pipeline of interesting compounds in pre-clinical trials which have made progress during 1998, including most notably Thiocoraline and Kahalalide F.

On another front, in March, Pharma Mar completed its second round of international financing (the first was in 1997), in which the company was valued at close to twelve thousand million pesetas, and in which leading European mutual funds acquired interests. This meant not only an influx of funds into Pharma Mar but also the recognition of the company as a leading biotech company.

Pharma Gen, S.A., a molecular biology laboratory specialised in conducting applied DNA analysis and developing fast diagnostic kits for a number of infectious diseases, for the early detection of cancer and for prognosticating the progress of cardiovascular diseases.

Net revenues increased by 55% to 218 million pesetas (141 million in 1997). After-tax earnings rose by 110%, from 9 million to 19 million pesetas in 1998.

Pharma Gen's activities are:

1. Development, manufacture and sale of clinical diagnosis kits.
2. DNA analysis in medicine.
3. DNA analysis in veterinary medicine.
4. Distribution and marketing agreements.
5. Sale of technology.

Research and Development

In addition to Pharma Mar's R&D activities described in the previous chapter, other group companies also focus on research and development; specifically, Pharma

Gen, S.A. is a molecular biology laboratory specialised in performing DNA anal applied to a number of fields and developing its own fast diagnosis kits for a numbe infectious diseases, for early detection of cancer and for prognosticating development of cardiovascular diseases.

Zelnova and Xylazel invest constantly in improving their products and develoj new products to fill out their ranges.

Zeltia share performance

Zeltia, S.A.'s share ended the year at 15,600 pesetas, having appreciated by 3ξ from the 4,050 pesetas level at which it had commenced the year. The weighted avei share price in 1998 was 8,122 pesetas per share, compared with an average of 4, pesetas in 1997.

During 1998, Zeltia acquired a total of 175,374 shares of the company, with a value of 143.2 million pesetas, and it sold 151,344 shares, with a par value of 1: million pesetas. At 31 December 1998, Zeltia, S.A. held 52,119 own shares with a value of 40.4 million pesetas, i.e. 2.56% of the company's capital stock.

After trading on the open outcry market since 1963, Zeltia, S.A. was listed on four Spanish Stock Exchanges in October and commenced trading on the electr(market.

That same month, Zeltia, S.A. completed a 12.5% capital increase in whic issued 226,275 new shares with a par value of 775 pesetas. The capital increase can an issue premium of 11,225 pesetas per share.

Annual Accounts of ZELTIA, S.A.

31 December 1998

ZELTIA, S.A.
Balance sheets
As at December 31, 1998 and 1997
(Thousands of pesetas)

	1998	1997
ASSETS		
Fixed assets	**7,121,706**	**6,436,**
Formation expenses (Note 5)	106,635	—
Intangible assets (Note 6)	3,270	1,
Tangible assets (Note 7)	2,600,244	2,814,
Investments (Note 8)	4,411,557	3,620,
Deferred expenses	**2,705**	**13,**
Current assets	**2,666,440**	**2,034,**
Debtors (Note 9)	810,000	667,
Current asset investments (Note 10)	1,269,339	1,249,
Own shares held at short term (Note 11)	582,714	113,
Cash at bank and in hand	4,387	3,
TOTAL ASSETS	**9,790,851**	**8,484,**

The accompanying notes are an integral part of the annual accounts.

ZELTIA, S.A.
Balance sheets
As at December 31, 1998 and 1997
(Thousands of pesetas)

LIABILITIES	1998	1997
Capital and reserves (Note 11)	**7,644,415**	**4,581,444**
Share capital	1,578,268	1,629,180
Share premium account	2,540,215	278
Reserves	2,951,986	2,600,886
Profit for the year	573,946	351,100
Deferred income (Note 12)	**2,074**	**11,928**
Provisions for liabilities and charges (Note 13)	**52,303**	**63,982**
Creditors: amounts falling due after more than one year	**819,628**	**2,165,442**
Bank loans (Note 14)	802,774	2,148,652
Other creditors	16,854	16,790
Creditors: amounts falling due in less than one year	**1,272,431**	**1,661,797**
Banks loans (Note 14)	385,312	1,263,607
Amounts owed to group and associated undertakings (Note 8)	699,165	235,741
Trade creditors	22,967	60,813
Other creditors (Note 15)	149,909	100,286
Accruals and deferred income	15,078	1,350
TOTAL LIABILITIES	**9,790,851**	**8,484,593**

The accompanying notes are an integral part of the annual accounts.

ZELTIA, S.A.
Profit and Loss Accounts
For the years ended
31 December 1998 and 1997
(Thousands of pesetas)

	1998	1997
DEBIT		
Operating expenses		
Personnel expenses (Note 19)	193,750	166,
Fixed asset depreciation	123,926	98,
Changes in trade provisions (Note 9)	1,879	8,
Other operating charges (Note 20)	272,079	247,
Total operating expenses	**591,634**	**520,**
Operating profit	---	**41,**
Financial expenses		
Financial and similar expenses (Note 21)	209,094	267,
Total financial expenses	**209,094**	**267,**
Net financial income	**912,695**	**344,**
Profit from ordinary activities	*809,269*	*385,*
Extraordinary losses and expenses		
Changes in intangible asset, tangible fixed asset and control portfolio provisions (Note 8)	412,996	---
Loss on intangible and tangible assets and the control portfolio	30,125	163,
Loss on operations with own shares (Note 11)	1,592	---
Extraordinary expenses	102,300	46,
Prior years' expenses and losses	26,300	35,1
Total extraordinary expenses	**573,313**	**245,7**
Profit before taxes	**464,757**	**257,1**
Corporate income tax (Note 22)	**(109,189)**	**(93,9**
Profit for the year	**573,946**	**351,1**

ZELTIA, S.A.
Profit and Loss Accounts
For the years ended
31 December 1998 and 1997
(Thousands of pesetas)

CREDIT	1998	1997
Operating income		
Net turnover (Note 15)	488,208	562,785
Total operating income	**488,208**	**562,785**
Operating loss	**103,426**	**---**
Financial income		
Income from shareholdings (Note 16)	891,222	572,024
Income from marketable securities	2,788	---
Other interest and similar income	206,926	38,433
Changes in provisions for investments	20,853	1,414
Total financial income	**1,121,789**	**611,872**
Extraordinary profit and income		
Profit on disposal of fixed assets (Note 17)	23,458	4,567
Profit on operations with.own shares (Note 11)	205,173	32,589
Changes in intangible asset, tangible fixed asset and control portfolio provisions (Note 8)	---	49,133
Extraordinary income	---	26,449
Prior years' income and profits	**170**	**4,198**
Total extraordinary income	**228,801**	**116,937**
Extraordinary loss	**344,512**	**128,781**

1. Nature and principal activities

Zeltia, S.A. (hereinafter "Zeltia" or "the Company") was incorporated as a corporation in Spain on 3 August 1939 for an indefinite period of time and its corporate name has not changed since its incorporation. Its registered offices are located in calle Tomás A. Alonso, 132, Vigo (Pontevedra).

Its corporate purpose and principal activity comprise the management, support and promotion of its investees, essentially in the chemical-pharmaceutical sector, and the acquisition and refurbishment of real estate for lease.

2. Basis of presentation of the annual accounts

The annual accounts of Zeltia, S.A. have been prepared on the basis of the Company's accounting records and are presented by its directors in compliance with the accounting principles, methods and policies established in the Companies Law approved by Legislative Royal Decree 1564/1989, dated 22 December, and implemented in the Spanish General Accounting Plan approved by Royal Decree 1643/1990, dated 20 December 1990, and the specific applicable regulations so as to provide a true and fair view of the Company's net worth, its financial situation, its results and the changes therein in 1998 and 1997 and the proposed distribution of profit.

The directors of Zeltia consider that the accounts for 1998 will be approved by the Shareholders' Meeting without any material changes. As required by accounting regulations, the balance sheet and profit and loss account for 1998 include, for purposes of comparison, the figures for the previous year which formed part of the 1997 annual accounts which were approved by the Shareholders' Meeting on 8 June 1998.

At the close of 1998, the Company owned the financial holdings indicated in Note 8 of the notes to annual accounts and, in accordance with Royal Decree 1815/1991, dated 20 December, which approved the standards for the preparation of consolidated annual accounts, the Company must present these accounts and the consolidated directors' report. The company has met this requirement by presenting the related consolidated annual accounts separately.

3. Proposed distribution of profit

The Board of Directors will submit the following distribution of profits for the year ended 31 December 1998 to the Shareholders Meeting for approval:

Distributable profit	Thousands of Pesetas
Profits for the year	573,946
Distribution to:	
Dividends	203,648
Voluntary reserves	370,298

The distribution during 1998 of profits relating to the year ended 31 December 1997 is presented in Note 11.

4. Principal accounting principles and valuation standards used

The accompanying annual accounts were prepared in accordance with the accounting principles and valuation standards contained in the Spanish General Accounting Plan.

The principal accounting principles and valuation standards are as follows:

A. FORMATION EXPENSES

Formation expenses comprise capital increase expenses and are recorded at cost net of the accumulated amortisation, which is calculated on a straight-line basis over a period of five years.

B. INTANGIBLE ASSETS

1. Concessions, patents and trademarks are recorded at the acquisition cost of the patent rights. They are amortised on a straight-line basis over a period of five years.
2. Computer software is recorded at cost. It includes the amounts paid for the ownership of, or the right to use, the software programmes. It is amortised on a straight-line basis over a period of four years.
3. The rights under financial lease contracts are recorded as an intangible asset at the cost of the related assets, and the total debt for lease payments plus the amount of the purchase option are recorded as a liability. They are amortised on the basis of the useful life of the leased asset. The difference between the cash value and the final price, which represents the interest expenses on the transaction, is recorded as a deferred expense and is charged to profit and loss by the interest method.

C. TANGIBLE ASSETS

Tangible assets are stated at cost plus legally approved revaluations until 1983, net of the related accumulated depreciation.

The costs of refurbishing, modernising, enlarging or improving tangible assets are capitalised solely when they increase the tangible assets' capacity, productivity or efficiency or extend their useful life.

Repairs which do not extend the useful life of tangible assets and maintenance and upkeep costs are expensed in the year in which they are incurred.

When tangible assets are retired or disposed of, the cost of the asset and the related accumulated depreciation are eliminated from the accounting records.

The cost of tangible assets is depreciated on a straight-line basis over the following periods of estimated useful life:

	Years of Useful Life		
	New	Used	%
Structures	50	25	2-4
Other installations, tools and furniture	3-10	---	10-33
Transport equipment	7	---	14
Computer hardware	4-7	---	14-25
Other tangible assets	10	---	10

The part of the value of buildings which relates to land is not depreciated.

D. INVESTMENTS

For the purposes of preparing the Company's individual accounts, investments in Group and associated undertakings are not consolidated and are stated at cost.

Marketable securities included in fixed-income and equity investments are carried at cost including the inherent expenses and, if appropriate, the cost of the subscription rights. If the subscription rights are sold, the cost allocable to the rights sold is retired. Dividends and explicit interest which have accrued but not matured at the time of purchase are excluded from the acquisition cost.

Holdings in foreign companies are valued at the exchange rates ruling on the date of payment of the investment.

The appropriate provisions are recorded for the depreciation of marketable securities when the following circumstances occur:

a. When the market value of listed securities is lower than their cost. Market value is taken to be the lower of average market price in the last quarter or market price at year-end.

b. For other securities, when sufficiently significant and clearly noticeable circumstances arise. In the case of shareholdings, a provision is recorded for the amount by which cost exceeds the underlying book value of the holdings per the latest available balance sheet, adjusted by the amount of the unrealised capital gains acquired and still existing at year-end.

As the latest available balance sheet we have considered the annual accounts prepared by each investee's board of directors, even if they have not been approved by its Shareholders' Meeting, provided that it has been sent to Zeltia prior to the preparation of the latter's annual accounts and that it will foreseeably be approved subsequently. If another balance sheet is finally approved which differs from that used for the calculation of the provision, the variation in the provision will be adjusted in the year in which the Shareholders' Meeting is held.

When the annual accounts of an investee are not available at the date of preparation of Zeltia's annual accounts but the investee is expected to incur losses, a provision is recorded for the projected losses of the investee, applying a criterion of maximum prudence.

Non-trade creditor accounts are stated at the amount at which they are to be repaid. The difference between this amount and the nominal amount of the debt claim is booked as interest income in the period in which it accrues, using the interest method.

Accrued interest on non-trade creditor accounts is recorded under credit accounts.

E. CUSTOMER ACCOUNTS AND COMMERCIAL DRAFTS RECEIVABLE

The Company records provisions for bad debts to cover balances of a certain age or when circumstances allow those balances to be reasonably described as doubtful receivables.

F. OWN SHARES

Own shares held by the Company are stated at the cost of acquisition, subscription or purchase. The appropriate reserve is recorded to cover the amount of the shares existing at each year-end.

G. PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

The expenses incurred, based on projections made according to actuarial calculations, in order to provide the necessary internal funds to cover legal or contractual obligations, are included in the provisions recorded for pensions and similar commitments.

H. FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are recorded at their peseta value using the exchange rates ruling on the transaction dates. Debtor and creditor accounts denominated in foreign currency are valued in pesetas at exchange rates similar to those ruling at year-end, unrealised exchange losses determined for groups of currencies with a similar maturity and market behaviour are recognised as expenses and unrealised net exchange gains, similarly determined, are deferred until maturity.

I. CLASSIFICATION OF DEBT

Credits and debts maturing in 12 months or less from year-end are classified as current liabilities and those maturing at over 12 months as long-term debt.

J. SEVERANCE PAYMENTS

Except in the event of a justified cause, companies must pay indemnity payments to their employees when they are dismissed.

In view of the lack of any foreseeable need for abnormal terminations, and given that employees who retire or resign do not receive indemnity payments, when severance payments arise they are expensed in the year in which the related decision is taken.

K. CORPORATE INCOME TAX

The corporate income tax expense of each year is calculated on the basis of reported profit before taxes, including the permanent or temporary differences between reported profit before taxes and taxable profits (the tax base), for the purposes of determining the corporate income tax accrued in the year.

Differences between the corporate income tax payable and the corporate income tax expense are recorded as prepaid or deferred income tax, as appropriate.

Double taxation tax credits, tax relief and investment tax credits to which the Company is entitled are also included in the calculation of the corporate income tax charge accrued in the year.

Losses available for carryforward are recognised as prepaid taxes in the year that they arise provided that there is assurance that they will be offset with the taxable profits that are expected to be obtained during the period in which the Company is entitled to offset them.

Zeltia, S.A. and other undertakings in its group which it owns at least 90% file consolidated tax returns by permission of the Ministry of Economy and Finance. Consequently, the Company settles its taxes using the consolidated taxation system.

It is consolidated Group policy to record the tax expense at individual undertakings in accordance with the resolution of the ICAC (Spanish Accounting and Audit Institute) dated 9 October 1997.

5. Formation expenses

Movements in the accounts included under formation expenses were as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements	Balances at 31/12/98
Cost				
Capital increase expenses	---	133,293	---	133,293
	---	133,293	---	133,293
Amortisation				
Capital increase expenses	---	26,658	---	26,658
	---	26,658	---	26,658
Net book value	---	106,635	---	106,635

Capital increase expenses principally comprise lawyers', notary and registry fees, taxes, advertising, management commissions and other security appraisal expenses, etc., resulting from the capital increases undertaken in 1998 by Zeltia, S.A. (see Note 11).

6. Intangible assets

The breakdown of and movements in the intangible asset accounts during 1998 and 1997 are as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements	Balances at 31/12/98
Cost				
Industrial property	2,50	---	---	2,500
Software	2,48	110	---	2,597
Leased assets	---	2,689	---	2,689
	4,98	2,799	---	7,786
Amortisation				
Industrial property	2,50	---	---	2,500
Software	83	509	---	1,344
Leased assets	---	672	---	672
	3,33	1,181	---	4,516
Net book value	1,65	1,618	---	3,270

Thousands of pesetas	Balances at 31/12/96	Additions	Retirements	Balances at 31/12/97
Cost				
Industrial property	2,50	---	---	2,500
Software	1,27	1,622	(405)	2,487
	3,77	**1,622**	**(405)**	**4,987**
Amortisation				
Industrial property	2,50	---	---	2,500
Software	60	235	---	835
	3,10	**235**	**---**	**3,335**
Net book value	**67**	**1,387**	**(405)**	**1,652**

As at 31 December 1998 and 1997 the amounts of the fully amortised assets are as follows:

Thousands of pesetas	Balances at 31/12/96	Balances at 31/12/98
Industrial property	2,500	2,500
Software	259	649
	2,759	3,149

7. Tangible assets

7.1 The detail of, and movements in, the tangible asset accounts and in the related accumulated depreciation accounts as at 31 December 1998 and 1997 are as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements	Transfers	Balances at 31/12/98
Cost					
Land and natural assets	18,738	---	---	---	18,738
Buildings and other structures	3,419,017	---	(168,823)	---	3,250,194
Tools, furniture and othe installations	94,718	14,918	(1,096)	---	108,540
Transport equipment	12,770	---	(4,083)	---	8,687
Computer hardware	16,748	1,112	---	---	17,860
Other assets	1,157	209	(38)	---	1,328
	3,563,148	**16,239**	**(174,040)**	---	**3,405,347**
Depreciation					
Buildings and other structures	686,137	82,523	(36,019)	---	732,641
Tools, furniture and othe installations	41,996	9,750	(761)	---	50,985
Transport equipment	7,240	2,302	(3,186)	---	6,356
Computer hardware	12,898	1,385	---	---	14,283
Other assets	710	128	---	---	838
	748,981	**96,088**	**(39,966)**	---	**805,103**
Net book value	**2,814,167**	**(79,849)**	**(134,074)**	---	**2,600,244**

Thousands of pesetas	Balances at 31/12/96	Additions	Retirements	Transfers	Balances at 31/12/97
Cost					
Land and natural assets	18,738	---	---	---	18,738
Buildings and other structures	3,608,227	---	(191,210)	2,000	3,419,017
Tools, furniture and othe installations	84,051	7,770	(1,173)	4,070	94,718
Transport equipment	10,177	2,593	---	---	12,770
Computer hardware	12,954	3,794	---	---	16,748
Other assets	1,157	---	---	---	1,157
Assets and construction in progress	6,070	---	---	(6,070)	---
	3,741,374	14,157	(192,383)	---	3,563,148
Depreciation					
Buildings and other structures	635,965	84,315	(34,143)	---	686,137
Tools, furniture and othe installations	33,087	9,642	(733)	---	41,996
Transport equipment	4,791	2,449	---	---	7,240
Computer hardware	12,611	1,866	(1,579)	---	12,898
Other assets	594	116	---	---	710
	687,048	98,388	(36,455)	---	748,981
Net book value	3,054,326	(84,231)	(155,928)	---	2,814,167

7.2. The decrease in the "Buildings and Other Structures" caption is due to the sale of a floor of offices and the garage of the buildings located in Avda. Josep Tarradellas, 8 and 10 in Barcelona and General Álvarez de Castro, 41 in Madrid, on which a profit of 22 million pesetas and a loss of 29.8 million pesetas arose, respectively (see Note 17).

7.3. The assets included in these captions were revalued in accordance with the 1983 Budget Law. Since the vast majority of assets were acquired after that year and the restatement rates used at that time were very low, the effect of the revaluation is not material.

7.4. One of the buildings and other structures of the Company are mortgaged as a guarantee for the repayment of certain credit operations obtained from financial institutions (three buildings in 1997). During 1998 the loans secured by mortgages on the buildings located in Conde de la Cimera, 6 (Madrid) and Alcarria, 7 (Coslada-Madrid) were repaid. The detail of the mortgaged assets (net book value) and their relationship with the credit operations as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	Net Book Value		Type of Operation	Amount of Loan/Credit		Final Maturity of Loan/Credit
	1998	1997		1998	1997	
Bravo Murillo, 38. Madrid	956,995	997,600	Loan	900,000	1,100,000	July 200
Conde de la Cimera, 6. Madrid	455,751	467,640	Credit line	0	129,595	October 199
Alcarria 7, Coslada. Madrid	1,086,716	1,112,981	Loan	0	299,501	May 2004 (*
	2,499,462	2,578,221		900,000	1,529,096	

(*) The loan secured by a mortgage on the building located in Calle de Alcarria, 7 (Coslada, Madrid) was repaid early on 19 November 1998.

7.5. According to the Company's latest valuation, the market value of its structures or their capitalised rental income exceeds the net book value as at December 31, 1998 and 1997.

7.6. Zeltia, S.A. has taken out insurance policies to cover the possible risks that might affect its tangible assets.

7.7. As at 31 December 1998 the amounts of the fully depreciated assets are as follows:

Thousands of pesetas	Balances at 31/12/97	Balances at 31/12/98
Tools, furniture and other installations	1,803	2,409
Computer hardware	7,047	11,434
	8,850	13,843

8. Investments

The detail of, and movements in, the investment accounts during 1998 and 1997 are as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements	Transfers	Balances at 31/12/98
Holdings in Group undertakings	3,585,849	1,417,911	(472)	---	5,003,288
Holdings in associated undertakings	135,992	---	---	---	135,992
Long-term securities portfolio	9,407	1,000	---	---	10,407
Other credits	216,091	---	(152,000)	---	64,091
Long-term deposits and guarantees	18,985	3,430	(3,328)	---	19,087
	3,966,324	1,422,341	(155,800)	---	5,232,865
Less provisions	(345,387)	(431,900)	18,903	(62,924)	(821,308)
	3,620,937	990,441	(136,897)	(62,924)	4,411,557

Thousands of pesetas	Balances at 31/12/96	Additions	Retirements	Transfers	Balances at 31/12/97
Holdings in Group undertakings	3,666,744	183,756	(264,651)	---	3,585,849
Holdings in associated undertakings	135,992	---	---	---	135,992
Long-term securities portfolio	9,407	---	---	---	9,407
Other credits	322,591	---	(106,500)	---	216,091
Long-term deposits and guarantees	27,495	4,892	(13,402)	---	18,985
	4,162,229	188,648	(384,553)	---	3,966,324
Less provisions	(556,311)	210,924	---	---	(345,387)
	3,605,918	399,572	(384,553)	---	3,620,937

8.1 Holdings in Group and associated undertakings

The detail of holdings in Group and associated undertakings as at 31 December 1998 and 1997 and their equity according to audited and unaudited annual accounts for 1998 and 1997 are as follows:

Thousands of pesetas	Equity of Group undertakings					Percentage of Ownership		
	Subscribed Capital Stock	Share Premium and Reserves	1998 Profit (Loss)	Interim Dividend	Total Equity	Direct	Indirect	Total
1998								
Group undertakings								
Pharma Mar, S.A.	4,782,570	267,127	(183,836)	---	4,865,861	52.77%	12.61%	65.38%
Pharma Gen, S.A.	123,240	14,139	19,405	---	156,784	96.87%	---	96.87%
N.V. Zeltia Belgique	503,578	1,060,268	46,018	(500,000	1,109,864	100.00%	---	100.00%
Zelnova, S.A.	505,000	785,724	530,820	(210,000	1,611,544	100.00%	---	100.00%
Cooper Zeltia Veterinaria, S.A.	205,000	44,004	(28,859)	---	220,145	100.00%	---	100.00%
Protección de Maderas, S.A	120,000	(47,756)	17,820	---	90,064	100.00%	---	100.00%
Zeltia Servicios Des, S.A.	10,000	0	(24,951)	---	(14,951)	100.00%	---	100.00%
Total group undertakings	6,558,388	2,123,506	376,417	(710,000	8,308,311			
Associated undertakings								
Xylazel, S.A.	135,000	154,743	352,569	---	642,312	50.00%	---	50.00%
Total assoc. undertakings	135,000	154,743	352,569	---	642,312			

Thousands of pesetas	Valuation of holdings in Group Undertakings			
	Gross Book Value	Provision for Depreciation	Net Book Value	Underlying Book Value
1998				
Group undertakings				
Pharma Mar, S.A.	3,215,448	(647,806)	2,567,642	2,567,641
Pharma Gen, S.A.	208,283	(56,407)	151,876	151,877
N.V. Zeltia Belgique	503,575	---	503,575	1,109,864
Zelnova, S.A.	729,654	---	729,654	1,611,544
Cooper Zeltia Veterinaria, S.A.	224,287	(4,164)	220,123	220,145
Protección de Maderas, S.A	9,111	---	9,111	90,064
Zeltia Servicios Des, S.A.	112,931	(112,931)	---	(14,951)
Total group undertakings	**5,003,289**	**(821,308)**	**4,181,981**	**5,736,184**
Associated undertakings				
Xylazel, S.A.	135,992	---	135,992	321,156
Total	**5,139,281**	**(821,308)**	**4,317,973**	**6,057,340**

Thousands of pesetas	Equity of Group undertakings					Percentage of Ownership		
	Subscribed Capital Stock	Share Premium and Reserves	1997 Profit (Loss)	Interim Dividend	Total Equity	Direct	Indirect	Total
1997								
Group undertakings								
Pharma Mar, S.A.	4,414,680	(16,726)	(258,784)	---	4,139,170	39.64%	14.02%	53.66%
Pharma Gen, S.A.	123,240	4,809	9,227	---	137,276	96.87%	---	96.87%
N.V. Zeltia Belgique	503,578	1,150,154	60,786	---	1,714,517	100.00%	---	100.00%
Zelnova, S.A.	505,000	471,800	313,924	---	1,290,724	100.00%	---	100.00%
Cooper Zeltia Veterinaria, S.A.	205,000	44,004	242,954	(242,950	249,008	100.00%	---	100.00%
Protección de Maderas, S.A	120,000	(46,409)	(1,346)	---	72,244	100.00%	---	100.00%
Zeltia Servicios Des, S.A.	10,000	1,059	(63,982)	---	(52,924)	100.00%	---	100.00%
Total group undertakings	6,165,498	1,608,690	302,778	(242,950	7,834,016			
Associated undertakings								
Xylazel, S.A.	135,000	153,804	263,092	---	551,896	50.00%	---	50.00%
Total assoc. undertakings	135,000	153,804	263,092	---	551,896			

At its Shareholders' Meeting held on 25 August 1997, Zelnova, S.A. resolved to change its business year, which until then commenced 1 October and ended 30 September, to adapt it to the other Group undertakings. As a result, the profit shown in the accounts for 1997 is for the period between 1 October 1996 and 31 December 1997.

Thousands of pesetas	Valuation of holdings in Group Undertakings			
	Gross Book Value	Provision for Depreciation	Net Book Value	Underlying Book Value
1997				
Group undertakings				
Pharma Mar, S.A.	1,860,932	(220,070)	1,640,862	1,640,862
Pharma Gen, S.A.	208,283	(75,310)	132,973	132,979
N.V. Zeltia Belgique	503,575	---	503,575	1,714,517
Zelnova, S.A.	729,654	---	729,654	1,290,724
Cooper Zeltia Veterinaria, S.A.	224,287	---	224,287	249,008
Protección de Maderas, S.A	9,111	---	9,111	72,244
Zeltia Servicios Des, S.A.	50,007	(50,007)	---	(52,924)
Total group undertakings	**3,585,849**	**(345,387)**	**3,240,462**	**5,047,411**
Associated undertakings				
Xylazel, S.A.	135,992	---	135,992	275,948
Total	**3,721,841**	**(345,387)**	**3,376,454**	**5,323,359**

The underlying book value of the holdings in Group and associated undertakings was calculated according to the audited annual accounts of 1998 and 1997, respectively, with the following exceptions:

- Instituto de Inmunología y Alergia, S.A.: Not legally obliged to perform an audit.
  In 1997 Zeltia Servicios Des, S.A. was not audited, whereas it was audited in 1998.

The Company periodically receives economic and financial information from all its investees.

In accordance with the provisions of Article 86 of the Spanish Company Law, as amended, the Company has presented the required notifications of its direct and indirect holdings of more than 10% and of its holdings of more than 3% in listed companies.

No changes occurred in 1998 in Zeltia S.A.'s shareholdings in comparison with its shareholdings as at 31 December 1997.

The changes that occurred during 1997 in Zeltia's investees as at 31 December 1996 are as follows:

	1996	1997
Técnicas de Nutrición, S.A.	Group company	Sold to third parties outside the Group
Euroventures España, S.A.	Associated company	Sold to third parties outside the Group
Wellcome Biofarma, S.A.	Associated company	Sold to third parties outside the Group

The detail of the movement in the holdings in Group and associated undertakings during 1998 and 1997 is as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements	Balances at 31/12/98
1998				
Group undertakings				
Pharma Mar, S.A.	1,860,932	1,354,988	(472)	3,215,448
Pharma Gen, S.A.	208,282	---	---	208,282
N.V. Zeltia Belgique	503,575	---	---	503,575
Zelnova, S.A.	729,654	---	---	729,654
Cooper Zeltia Veterinaria, S.A.	224,287	---	---	224,287
Protección de Maderas, S.A	9,111	---	---	9,111
Zeltia Servicios Des, S.A.	50,008	62,923	---	112,931
Total group undertakings	**3,585,849**	**1,417,911**	**(472)**	**5,003,288**
Associated undertakings				
Xylazel, S.A.	135,992	---	---	135,992
Total associated undertakings	**135,992**	**---**	**---**	**135,992**
Total	**3,721,841**	**1,417,911**	**(472)**	**5,139,280**

Thousands of pesetas	Balances at 31/12/96	Additions	Retirements	Balances at 31/12/97
1997				
Group undertakings				
Pharma Mar, S.A.	1,856,364	9,986	(5,418)	1,860,932
Pharma Gen, S.A.	208,282	---	---	208,282
N.V. Zeltia Belgique	503,575	---	---	503,575
Zelnova, S.A.	691,134	38,520	---	729,654
Técnicas de Nutrición, S.A.	232,240	26,994	(259,234)	---
Cooper Zeltia Veterinaria, S.A.	157,530	66,757	---	224,287
Protección de Maderas, S.A	9,111	---	---	9,111
Zeltia Servicios Des, S.A.	8,508	41,500	---	50,008
Total group undertakings	**3,666,744**	**183,757**	**(264,652)**	**3,585,849**
Associated undertakings				
Xylazel, S.A.	135,992	---	---	135,992
Total associated undertakings	**135,992**	**---**	**---**	**135,992**
Total	**3,802,736**	**183,757**	**(264,652)**	**3,721,841**

The most significant changes in the "Holdings in Group and Associated Undertakings" caption during 1998 are due to the following operations:

- In March 1998 Pharma Mar, S.A. increased capital by 36,789 new shares with a share premium of 14,750 pesetas per share.

The total amount of the increase was 910.5 million pesetas and Zeltia subscribed 6,928 shares of it for 171.5 million pesetas.

Following this capital increase, Zeltia's percentage of direct ownership in Pharma Mar was 38.13%.

In August 1998, Zeltia, S.A acquired 70,000 shares of Pharma Mar, S.A., which represent 14.64% of the company's capital stock, from third parties outside the group, with the result that Zeltia's direct holding in Pharma Mar increased to 52.77%.

During 1998, 452 shares were purchased from and 19 shares were sold to third parties outside the group.

At the end of 1998, Zeltia's percentage of direct ownership in Pharma Mar was 52.77% (39.64% in 1997).

- Zeltia Servicios Des, S.A. During 1998 the shareholder made a contribution to offset losses of 62.9 million pesetas in order to restore the company's net worth balance. As the company's sole shareholder, Zeltia decided to contribute part of a credit which it had granted to Zeltia Servicios Des, S.A. in the amount of 62,923,676 pesetas, this amount being net, past-due and claimable.

The most significant changes in the "Holdings in Group and Associated Undertakings" caption during 1997 were due to the following operations:

- Pharma Mar, S.A. During 1997 shares were bought from and sold to unrelated third parties, which generated a profit of 4.6 million pesetas.

  Pharma Mar, S.A. increased capital by approximately 1,400 million pesetas in the first few months of 1997. This capital increase was subscribed by a number of mutual funds, most of which are foreign, which acquired the shares at 157% of their par value. Zeltia's percentage of ownership in Pharma Mar at the end of 1997 was 39.64% (49.48% in 1996). The decrease in the holding is due to the effect of the capital increase.
- Zelnova, S.A. Acquisition of 8,200 shares for a total amount of 38,520,000 pesetas. The par value of the shares is 2,500 pesetas per share.
- Cooper-Zeltia Veterinaria, S.A. Acquisition of 8,200 shares for a total amount of 66,757,000 pesetas. The par value of the shares is 2,500 pesetas per share.
- Zeltia Servicios Des, S.A.: During 1997, capital was reduced and increased by 41,500,000 pesetas to absorb prior years' losses and restore the company's net worth balance. Only Zeltia subscribed the new capital increase, increasing its percentage of ownership to 100%.
- Técnicas de Nutrición, S.A. 8,750 shares were acquired from third parties outside the group to attain 100% of the company and the entire holding was subsequently sold at a loss of 101 million pesetas (see Note 17).

The registered offices and line of business of each of Zeltia's investees as at 31 December 1998 and 1997 are summarised below:

Company	Registered Offices	Line of Business
Pharma Mar, S.A.	Calera 3, Tres Cantos Madrid	Research, development, production and marketing of all manner of bioactive product for application in human medicine. The company is currently developing a number of active principles, none of which are yet o the market.
Pharma Gen, S.A.	Calera 3, Tres Cantos Madrid	Research and development of biotechnolog applications, diagnosis and services related to these activities.
N.V. Zeltia Belgique, S.A.	Excelsiorlaan, 36-38 1930 Zeventem Brussels Belgium	Acquisition and management of holdings in other companies and provision of consultin about their administration and management.
Zelnova, S.A.	Torneiros – Porriño Pontevedra	Manufacture and marketing of chemical products for domestic, agricultural and industrial use or consumption.
Cooper Zeltia Veterinaria, S.A.	Torneiros – Porriño Pontevedra	Provision of services to other companies, and holding company
Protección de Maderas, S.A.	José Abascal, 2 – Madrid	Provision of services for the treatment an protection of wood and the repair and upkee of structures.
Zeltia Servicios Des, S.A.	Tomás A. Alonso, 132 - Vigo	Provision of rat extermination, disinfection an insect extermination services and other treatments involving the application of chemical products.
Xylazel, S.A.	Las Gándaras – Porriño (Pontevedra)	Manufacture and sale of products to protect and decorate wood

The balances payable to and receivable from group and associated undertakings as at 31 December 1998 and 1997 are as follows (see Note 9):

	1998		1997	
Thousands of pesetas	Short-term Receivables	Short-term Payables	Short-term Receivables	Short-term Payables
Group undertakings				
Pharma Mar, S.A.	181	---	448	---
Pharma Gen, S.A.	89,409	4,080	89,379	4.080
N.V. Zeltia Belgique	16	634,121	16	---
Zelnova, S.A.	81,763	---	---	200.786
Instituto de Inmunología y Alergia, S.A.	14	---	---	---
Cooper Zeltia Veterinaria. S.A.	105,541	---	120,465	20.613
Protección de Maderas, S.A	9,596	46,207	12,508	10.007
Zeltia Servicios Des, S.A.	10,010	13,703	64,611	---
Total group undertakings	**296,530**	**698,111**	**287,427**	**235.486**
Associated undertakings				
Xylazel, S.A.	---	1,054	---	255
Total associated undertakings	**---**	**1,054**	**---**	**255**
Total	**296,530**	**699,165**	**287,427**	**235.741**

8.2 Other credits

The detail of the accounts included in Zeltia's investments as other credits as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Other credits	---	145,000
Eurozeltifur, S.L.	48,636	55,636
Loans to employees	15,455	15,455
	64,091	216,091

The balance of the "Other Credits" account as at 31 December 1998 and 1997 represents the account receivable for the sale of land in 1994. The collection of this account is guaranteed by promissory notes backed by the bank which have been delivered by the buyer for the total amount of the debt outstanding. The interest accruing on this account receivable in the long term is included in the deferred revenues account and ranges between 6% and 8% per year (see Note 12).

The balance with Eurozeltifur, S.L. as at 31 December 1998 and 1997 represents the account receivable which will be recovered from this company, which was declared insolvent by the courts in 1994.

The maturities of the balances included under the "Investments - Other Credits" accounts as at 31 December are as follows:

Thousands of pesetas	1998	1997
Maturing in:		
1998	---	71,091
1999	---	145,000
2000	64,091	---
	64,091	216,091

8.3. Provisions for the depreciation of investments

As at 31 December 1998 and 1997, this account represents the provision for investments in group and associated undertakings which was recorded by the company, and is detailed by company in section 8.1 of this note.

9. Debtors

The detail of debtors as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Customer receivables	54,053	46,555
Group and associated undertakings (Note 8)	296,530	287,427
Sundry debtors	199,273	215,626
Tax receivables	268,579	130,910
Loans to employees	18,876	12,200
Less provisions for bad debts	(27,311)	(25,431)
	810,000	667,287

The detail of the tax receivable accounts as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Tax receivables		
1996 corporate income tax	---	6,578
1997 corporate income tax	24,915	24,915
Prepaid income tax (Note 23)	243,664	99,418
	268,579	130,910

10. Current asset investments

As at 31 December 1998 and 1997, most of the current asset investments represented listed shares owned by the Company in Banco Guipuzcoano, S.A. and Pescanova, S.A. During 1998, Zeltia's holding in Banco Guipuzcoano remained the same; Zeltia reduced its stake in

Pescanova, S.A. by approximately 2.23% in comparison with 1997, obtaining a profit of 187.7 million pesetas on the sale of the shares.

During 1997, Zeltia's holding in Banco Guipuzcoano remained the same, whereas Zeltia increased its stake in Pescanova, S.A. by approximately 0.8% in comparison with 1996.

Other current asset investments include the deposits made by the Company in Eurodeposits and repos at market interest rates.

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements	Provisions	Balanc 31/12
Banco Guipuzcoano	657,532	---	---	---	6
Pescanova	500,393	44,174	(335,813)	19,308	2
Other current asset investments	---	383,495	---	---	3
Short-term interest on fixed-income securities	---	250	---	---	
Other credits	92,000	---	(92,000)	---	---
	1,249,925	427,919	---	19,308	1,2

11. Capital and reserves

The detail of the movement in the equity accounts of Zeltia during 1998 and 1997 was as follows:

Thousands of pesetas	Subscribed Capital Stock	Share Premium	Legal Reserve	Reserve for Own Shares	Voluntary Reserves	Profit (Loss)	Total
Balance as at 1 January 1998	1,629,180	278	325,836	113,749	2,161,301	351,100	4,581,444
Capital reduction	(226,275)	---	(45,255)	---	45,255	---	(226,275)
Capital increase	175,363	2,539,937	35,073	---	(35,073)	---	2,715,300
Voluntary reserves	---	---	---	---	351,100	(351,100)	---
Reversal of reserve for own shares	---	---	---	468,965	(468,965)	---	---
Profit for the year	---	---	---	---	---	573,946	573,946
Balance as at 31 December 1998	1,578,268	2,540,215	315,654	582,714	2,053,618	573,946	7,644,415

Thousands of pesetas	Subscribed Capital Stock	Share Premium	Legal Reserve	Reserve for Own Shares	Voluntary Reserves	Profit (Loss)	Total
Balance as at 1 January 1997	1,629,180	90,788	325,836	99,773	1,943,203	322,584	4,411,364
Reduction of share premium	---	(90,510)	---	---	---	---	(90,510)
Voluntary reserves	---	---	---	---	232,074	(232,074)	---
Gross dividend	---	---	---	---	---	(90,510)	(90,510)
Reversal of reserve for own shares	---	---	---	13,976	(13,976)	---	---
Profit for the year	---	---	---	---	---	351,100	351,100
Balance as at 31 December 1997	1,629,180	278	325,836	113,749	2,161,301	351,100	4,581,444

11.1. Capital stock

As at 31 December 1998, Zeltia's capital stock consists of 2,036,475 fully subscribed and paid bearer shares with a par value of 775 pesetas each whereas, as at 31 December 1997, it consisted of 1,810,200 fully subscribed and paid bearer shares with a par value of 900 pesetas each. All the shares have the same voting and dividend rights.

On 8 June 1998, the Shareholders' Meeting approved the reduction of the Company's capital and the refund of contributions to shareholders, which was performed on 19 June 1998 for an amount of 125 pesetas per share, reducing the par value of the shares from 900 pesetas/share to 775 pesetas/share.

On 25 August 1998, the board of directors of Zeltia, S.A. used the power conferred on it by the Shareholders' Meeting on 21 June 1995 and resolved to increase capital by an overall amount of 2,715,300 thousand pesetas, which entailed the issue and entry into circulation of

226,275 new ordinary shares with a par value of 775 pesetas each and a share premium of 11,225 pesetas/share. This capital increase was fully subscribed and paid on 15 October 1998.

Capital Increase			Thousands of pesetas
No. of New Shares	Par Value	Share premium	Total Capital Increase
226,275	175,363	2,539,93	2,715,300

All the Company's shares are listed on the Madrid Stock Exchange. On 19 October 1998, these shares were listed on the continuous market of the Valencia, Bilbao, Barcelona and Madrid Stock Exchanges. Their market price on 31 December 1998 was 15,600 pesetas per share (4,050 pesetas per share on 31 December 1997).

As at 31 December 1998 and 1997, Banco Central Hispano Americano, S.A. had a holding in Zeltia of 10% or more of the Company's capital stock.

11.2. Share premium

The share premium may be used for the same purposes as the Company's voluntary reserves, which include converting it into capital stock, and there are no restrictions as to its use.

In line with this criterion, on 11 June 1997 the Shareholders' Meeting resolved to refund the above-mentioned share premium to shareholders in the amount of 50 pesetas per share.

11.3. Legal reserve

The Company must transfer 10% of profits for each year to the legal reserve until it represents at least 20% of capital stock. This reserve is not available for distribution to shareholders and may only be used to offset losses in the event of no other sufficient reserves being available. Also, under certain conditions the legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital stock amount.

As at December 31, 1998 and 1997 the Company had recorded a reserve for the 20% legally stipulated limit.

11.4. Reserve for own shares

As at December 31, 1998 and 1997 the Company had recorded a reserve equal to the net book value of its own shares. This reserve is not available for distribution and must be maintained until the shares are either sold or redeemed.

The detail of the number of own shares held by the Company as at 31 December, and their book value and average cost, is as follows:

Thousands of pesetas	Number of Shares	Book Value	Average Price per Share	Percentage of Capital Stock
1998	52,119	582,714	11,180	2.56
1997	28,089	113,749	4,105	1.55

The movements in own shares during 1998 and 1997 are summarised below:

	No. of Shares	Thousands of Pesetas
Balance as at 31/12/96	36,953	99,773
Acquisitions	48,980	199,391
Sales	(57,844)	(206,138)
Overprovision 1996	—	20,723
Balance as at 31/12/97	28,089	113,749
Acquisitions	175,374	1,629,238
Sales	(151,344)	(1,161,818)
Overprovision 1997	—	1,545
Balance as at 31/12/98	52,119	582,714

Net profits of 203.5 million pesetas were obtained on the disposal of own shares in 1998 (32.6 million pesetas of profits in 1997).

12. Deferred revenues

Deferred revenues represent the interest from the asset sale with deferred payment referred to in Note 8.2. which had not yet matured as at 31 December 1998 and 1997. They will mature in the three consecutive years from the time when the buyer's payment obligation arises. Since this obligation was formalised in March 1998, the corresponding amount is allocated to profits for 1998 (9.9 million pesetas).

13. Provisions for liabilities and charges

The movements in the accounts included under provisions for liabilities and charges were as follows:

Thousands of pesetas	Balances at 31/12/97	Provisions	Amount Used	Balances at 31/12/98
Provision for pensions and similar commitments	---	47,319	---	47,319
Provisions for liabilities and charges	63,982	3,925	(62,923)	4,984
	63,982	51,244	(62,923)	52,303

a) Provision for pensions

The Company is required to pay benefits in addition to social security pensions to a former Director by virtue of a resolution of the Board of Directors.

In accordance with the actuarial valuation made on 31 December 1998 using the GRM valuation tables adjusted by two years and at an interest rate of 4%, the present actuarial value of this benefit is 47,319 thousand pesetas.

b) Other provisions

This caption includes the provision to meet the losses arising from Zeltia Servicios Des, S.A. as at 31 December 1997, which was used in 1998, and a provision was recorded in 1998 to cover a payment for the cancellation of a loan.

14. Bank loans

The following tables show the detail of the short and long-term bank loans and credits as at 31 December 1998 and 1997.

The part of the balance drawn down which matures at short term is separated from that which matures in subsequent years.

Short-term interest on bank loans includes the financial expenses which have accrued but are not claimable as at 31 December each year.

			Amount Drawn Down	
Thousands of pesetas		Limit	Long term	Short term
1998				
Type	**Guarantee**			
Loans	Mortgage	900,000	700,000	200,000
Credit lines	Secured	650,000	—	—
Sundry credit lines	Unsecured	1,975,000	102,774	—
Sundry credit lines	Unsecured	750,000	—	27,129
Debts for discounting of drafts		—	—	145,000
		4,275,000	802,774	372,129
Short-term interest on bank loans				13,183
		4,275,000	802,774	385,312

Thousands of pesetas			Amount Drawn Down	
1997		Limit	Long term	Short term
Type	**Guarantee**			
Loans	Mortgage	1,399,502	1,161,886	237,616
Credit lines	Mortgage	143,000	---	129,595
Credit lines	Secured	650,000	317,497	---
Sundry credit lines	Unsecured	1,050,000	524,269	---
Sundry credit lines	Unsecured	900,000	---	764,884
Debts for discounting of drafts		---	145,000	103,500
		4,142,502	2,148,652	1,235,595
Short-term interest on bank loans				28,012
		4,142,502	2,148,652	1,263,607

The detail, by due date, of the long-term bank loans as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Year due:		
1999	---	837,056
2000	222,588	387,420
2001	263,290	237,616
2002	200,000	237,616
2003	100,000	448,944
2004	16,896	---
	802,774	2,148,652

The interest rates on long-term financing obtained from credit entities are market rates. The interest rates on short-term financing were between 3.92% and 4.7% as at 31 December 1998 (between 5.62% and 6% as at 31 December 1997).

15. Creditors: amounts falling due in less than one year - Other creditors

The detail of the "Creditors: amounts falling due in less than one year - Other creditors" account as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Taxes and social security contributions	92,878	21,491
Other creditors	47,523	70,181
Accrued wages and salaries	9,508	8,614
	149,909	100,286

The taxes and social security contributions payable as at 31 December 1998 and 1997 are as follows:

Thousands of pesetas	1998	1997
Taxes payable:		
Withholdings	19,440	17,194
VAT	594	2,298
Corporate income tax	70,749	---
Social security contributions payable	2,095	1,999
	92,878	21,491

16. Net turnover

The distribution of the net turnover related to the Company's ordinary activity in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Provision of services		
Lease of offices	454,662	503,184
Administration and management services	33,449	59,486
Other	97	115
	488,208	562,785

All sales were made in pesetas and mainly in Spain.

The sales or services provided to Group and associated undertakings are detailed in Note 18.

17. Results from the disposal of fixed assets

The detail of the profits on the disposal of fixed assets in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Sale of holdings of control portfolio (Note 8)	4	4,567
Sales of tangible assets (Note 7)	23,454	---
Operations with own shares	205,173	32,589
	228,631	37,156

The detail of the losses on the disposal of fixed assets in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Sales of tangible assets (Note 7)	30,125	62,387
Sale of holdings in control portfolio (Note 8.1)	---	101,399
Operations with own shares	1,592	---
	31,717	163,786

18. Transactions with Group undertakings

The transactions with Group undertakings as at 31 December 1998 and 1997 are as follows (see Note 16 and Note 21):

Thousands of pesetas	Financial Expenses	Short-Term Interest Income	Board Participation and Dividends	Income from Provision of Services
1998				
Group undertakings				
Pharma Gen, S.A.	---	4,266	---	---
Zelnova, S.A.	9,502	---	213,750	5,993
N.V. Zeltia Belgique	9,850	2,934	500,000	---
Cooper Zeltia Veterinaria, S.A.	262	39	---	24,000
Protección de Maderas, S.A	902	186	---	---
Zeltia Servicios Des, S.A.	---	1,748	---	---
CZ Veterinaria, S.L.	---	---	---	3,456
Total group undertakings	**20,516**	**9,173**	**713,750**	**33,449**
Associated undertakings				
Xylazel, S.A.	---	---	133,870	---
Total associated undertakings	**---**	**---**	**133,870**	**---**
TOTAL	**20,516**	**9,173**	**847,620**	**33,449**

Thousands of pesetas 1997	Financial Expenses	Short-Term Interest Income	Board Participation and Dividends	Income from Provision of Services
Group undertakings				
Pharma Mar, S.A.	---	3,345	---	---
Pharma Gen, S.A.	---	5,424	---	---
Zelnova, S.A.	2,124	4,345	3,000	18,356
Técnicas de Nutrición, S.A.	---	1,559	---	---
Cooper Zeltia Veterinaria, S.A.	876	106	398,658	36,000
Protección de Maderas, S.A	57	2,535	---	---
Zeltia Servicios Des, S.A.	---	4,957	---	---
CZ Veterinaria, S.L.	---	---	---	5,130
Total group undertakings	3,057	22,271	401,658	59,486
Associated undertakings				
Xylazel, S.A.	---	---	121,096	---
Total associated undertakings	---	---	121,096	---
TOTAL	3,057	22,271	522,754	59,486

During 1998 the Company obtained 43.24 million pesetas of financial income from current asset investments (49.2 million in 1997).

As at 31 December 1998, the Company had been granted credit totalling 900 million pesetas (1,250 million pesetas in 1997) from financial institutions which have holdings in its capital stock (see Note 14). The interest accrued on these operations during 1998 amounted to approximately 61 million pesetas (96 million pesetas in 1997).

19. Personnel expenses

The detail of personnel expenses in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Wages, salaries and similar remuneration	151,403	127,592
Employee welfare expenses	42,347	39,131
	193,750	166,723

In 1997, executive retirement insurance was arranged. The contributions for 1998, which amounted to 9 million pesetas (8.5 million pesetas in 1997), are included in the "Employee Welfare Expenses" caption.

The average number of employees, distributed by category, as at 31 December 1998 and 1997 was as follows:

	Average Number of Employees	
	1998	1997
Professional category		
Senior management	5	
Regional offices	1	
Employees at head office	12	
	18	1

20. Other operating expenses

The detail of the other operating expenses in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Leases	25,976	25,567
Utilities	30,272	33,301
Repairs and maintenance	18,904	13,298
Work performed by other companies	101,509	99,131
Taxes other than income tax	15,689	10,833
Other	79,729	65,215
	272,079	247,345

21. Financial and similar expenses

The detail of financial and similar expenses in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
On debts with Group undertakings (Note 18)	20,516	3,057
On loans and credits from third parties	188,578	264,783
	209,094	267,840

22. Directors' remuneration and balances with the members of the Board of Directors

During 1998 the Directors received 10 million pesetas (8.9 million in 1997), net, for meeting attendance fees.

Also, during 1998 Directors were paid a net amount of 28.9 million in wages and salaries, which were recorded as personnel expenses since they are Company employees (26.8 million pesetas in 1997), and 14.2.million pesetas for services received because they are professionals or external consultants who, in addition to their status as directors, provide other services to the company (14.4 million pesetas in 1997).

In accordance with the provisions of the Company's bylaws, the bylaw allowances which accrued in 1998 and were outstanding as at 31 December 1998 amounted to 16.5 million pesetas (16.5 million pesetas in 1997).

The pension commitments to former members of the Board of Directors arise exclusively from their status as employees and the expenses in this connection amounted to 6 million pesetas net in 1998 (6 million pesetas in 1997).

The advances and loans granted by the Company to all the members of the Board of Directors in 1998 amounted to 7.5 million pesetas (7.5 million pesetas in 1997) on which interest is not earned in accordance with the transitory provisions of the Personal Income Tax law.

23. Tax matters

In 1998 the Company filed a consolidated corporate income tax return with certain Group undertakings. Since 1993, Zeltia, S.A. has been filing consolidated returns with Protección de Maderas, S.A.; in 1996, Cooper Zeltia Veterinaria, S.A. and Pharma Gen, S.A. have been included in these returns and, from 1998 onwards, Zeltia Servicios Des, S.A. and Zelnova, S.A. have been included.

Because certain transactions are treated differently for tax and financial reporting purposes, the tax base differs from the profit reported in these accounts.

The reconciliation between reported profits and individual taxable profits of Zeltia, S.A. is set out below:

Thousands of pesetas	1998	1997
Reconciliation between reported profits and taxable profits		
Book profits for the year (before taxes)	464,756	257,102
Permanent differences	86,671	11,000
Permanent differences in consolidation	(210,000)	(398,658)
Profit per books	**341,427**	**(130,556)**
Timing differences		
Arising in the year	475,055	63,982
Reversed from prior years	(62,924)	(143,086)
Taxable profits	**753,558**	**(209,658)**
Calculation of the corporate income tax charge		
Corporate income tax payable for the year (taxable profits x 0.35)	263,745	(73,380)
Tax credit for double taxation of dividends	(228,619)	(47,682)
Investment tax credit	(70)	(622)
Net tax payable (refundable)	**35,056**	**(121,684)**
Withholdings and prepayments	(14,107)	(24,915)
Tax (refundable) payable (Note 9 and Note 15)	**20,949**	**(146,599)**

The permanent difference in consolidation in 1998 reflects the dividend that Zeltia receives from Zelnova, S.A. and which is eliminated for the purposes of tax consolidation (in 1997 the permanent difference related to the dividend Zeltia received from Cooper Zeltia Veterinaria, S.A.).

The tax loss which arose in the calculation of the corporate income tax of Zeltia, S.A. in 1997 was offset with the taxable profits of other undertakings that form part of the group that files consolidated tax returns, giving rise to an account receivable from those undertakings.

The corporate income tax expense for 1998 and 1997 is calculated as follows:

Thousands of pesetas	1998	1997
35% of profits per books	119,499	(45,694)
Tax deductions and relief	(228,689)	(48,304)
Expense for the year	(109,189)	(93,998)

The tax credit for double taxation on dividends relates to the dividends received from Group undertakings that are not included in the consolidated tax returns.

The detail of the movement in the timing differences for the last two years relating to the Company's prepaid taxes is as follows:

	1997		Variations in 1998		1998	
Thousands of pesetas	Timing Difference	Tax Effect	Timing Difference	Tax Effect	Timing Difference	Tax Effect
Prepaid taxes						
Provision for investments – Pharma Mar, S.A.	220,070	77,024	427,73	149,708	647,80	226.732
Provision for liabilities and charges	63,982	22,394	(15,605	(5,462)	48.37	16.932
TOTAL	284,052	99,418	412,13	144,246	696.18	243.664

According to legal provisions in force, the settlement of taxes cannot be deemed definitive until they have been inspected by the tax authorities or the statute of limitations has elapsed. In general, all the Company's returns for the last four years for the principal taxes to which it is subject are open to inspection by the tax authorities with the exception of the Company's corporate income tax returns, which are open for the last five years. The Directors of Zeltia consider that no contingencies of a material amount would arise from the review of the years open to inspection.

The Company undertakes to maintain 350 million pesetas of the buildings in its tangible assets since they are covered to reinvestment tax credits.

24. Statement of source and application of funds

The funds generated from (absorbed by) operations during 1998 and 1997, respectively, are as follows:

Thousands of pesetas	1998	1997
Funds generated from and absorbed by operations		
Profits for the year	573,946	351,100
Period depreciation and amortisation	123,926	98,082
Deferred expenses	10,872	(13,576)
Provision for investments	412,997	(49,133)
Deferred income	(9,853)	(15,563)
(Profits) losses on disposal of tangible assets	6,669	62,387
(Profits) losses on disposal of investments	---	96,832
Provision for liabilities and charges	51,244	63,982
Total	**1,169,801**	**594,109**

Thousands of pesetas	1998 Increases	1998 Decreases	1997 Increases	1997 Decreases
Changes in working capital				
Debtors	142,713	---	---	256,012
Creditors: amounts falling due in less than one year	389,366	---	43,223	---
Current asset investments	19,414	---	214,703	---
Own shares held at short term	468,965	---	13,976	---
Cash	1,088	---	---	47,943
Total change	1,021,546	---	271,902	303,954
Change in working capital		1,021,546	32,052	---
Total	1,021,546	1,021,546	303,954	303,954

The statement of source and application of funds for 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Application of funds		
Funds absorbed by operations		
Formation expenses	133,293	---
Fixed asset acquisitions		
Intangible assets	2,799	1,622
Tangible assets	16,239	14,157
Investments	1,422,341	188,648
Capital reduction	226,275	---
Dividends	---	90,510
Reduction of share premium	---	90,510
Repayment or transfer of long-term debts to short-term	1,430,910	1,090,516
Total application of funds	**3,231,857**	**1,475,963**
Increase in working capital	1,021,546	---
Total	**4,253,403**	**1,475,963**

Thousands of pesetas	1998	1997
Source of funds		
Funds generated by operations	1,169,801	594,109
Capital increase	2,715,300	—
Long-term debt	85,097	629,329
Fixed asset disposals		
Intangible assets	—	405
Tangible assets	127,405	94,082
Investments	3,800	125,986
Early cancellation or transfer of investments to short-term	152,000	—
Total sources of funds	4,253,403	1,443,911
Decrease in working capital	—	32,052
Total	4,253,403	1,475,963

25. Y2K effect

Zeltia, S.A. considers that Y2K will not have a significant effect on its general structure. Following the study of the equipment and software performed by Company employees, with external advice, the only acquisition planned is Y2K-compliant accounting and invoicing software whose cost is not material for Zeltia and the Company is expected to be fully Y2K compliant by that date.

Also, the amount of the software whose useful life is affected as a result of Y2K is not material.

For this reason the Company has not recorded, and does not plan to, record any provisions in this connection nor has it insured any risks.

26. Introduction of the euro

Zeltia, S.A. will adapt its software to the euro at the same time as it makes it Y2K-compliant.

Zeltia has analysed the implication of the introduction of the euro on its general structure. In this regard, it has prepared an action plan to be undertaken in order to comply with the key dates for the launch of the euro. The projected costs of the action to be undertaken and the investments and expenses to be incurred as a result of the introduction of the euro are not material.

27. Other contingencies

On 21 December 1998, Spain's National Securities Market Commission commenced an investigation of Zeltia, S.A. for alleged serious breach of Article 100.W of the law dated 16 November, which reforms the Securities Market Law dated 28 July, i.e. practices aimed at distorting the free formation of share prices by movements of its own shares between 1 April and 25 August 1998.

The Company considers that its interventions in the securities market were undertaken with the purpose of improving the stock's liquidity while always scrupulously complying with the legal regulations applicable to these transactions.

During the period referred to by the investigation (1 April – 25 August 1998), the Company notified Spain's National Securities Market Commission of changes in the amount of own shares on seven occasions and it also notified three significant events that the Company considers influenced the stock's price. On 1 April 1998, the Company's portfolio of own shares amounted to 1.56% whereas on 25 August it stood at 2.18%.

28. Subsequent events

At the Shareholders' Meeting held 8 June 1998, it was resolved to convert Zeltia's capital stock to the euro and to undertake a 5-for-1 stock split with the following phases:

1. A capital increase charged to unrestricted reserves for 57 pesetas per share, increasing the share par value to 832 pesetas (5 euros) and total capital stock to 1,694,205 thousand pesetas.
2. Redenomination of capital stock in euros (1,694,205 thousand pesetas = 10,182 thousand euros).
3. A 5-for-1 stock split. The share par value will become one euro and the number of shares in circulation after this stock split will be 10,182,375.

On 22 February 1999, the Shareholders' Meeting resolved to reduce capital by one cent of a euro per share and to undertake a 3-for-1 stock split, which took place on 3 March 1999, with the result that the capital stock of Zeltia on this date is 10,080 thousand euros and the number of shares in circulation is 30,547,125 with a par value of 33 cents of a euro each.

PriceWaterhouseCoopers
Coopers & Lybrand Auditores y Consultoría
Ulises, 18
28043 Madrid
Tel. Switch: +34-91 301 95 00
Fax: +34 91 300 17 58

AUDITORS' REPORT ON ANNUAL ACCOUNTS

To the shareholders of
Zeltia, S.A.

1. We have audited the accounts of **Zeltia, S.A.** consisting of the balance sheet as at 31 December 1998, the profit and loss account and the notes to the accounts for the year then ended, the preparation of which is the responsibility of the Directors of the Company. Our responsibility is to express an opinion on the accounts taken as a whole, based on the work carried out in accordance with generally accepted auditing standards, which require the examination, on a test basis, of the evidence supporting the accounts and an evaluation of their presentation, the accounting principles applied and the estimates made.

Our work did not include the examination of the accounts for 1998 of Pharma Gen, S.A., Protección de Maderas, S.A., Cooper Zeltia Veterinaria, S.A., Zeltia Servicio Des, S.A., Xylazel, S.A. and Banco Guipuzcoano, S.A., in which the Company has a direct holding and in which the Company's net holdings and the net financing which it has granted to them amount to approximately 12% of the Company's total assets. Those accounts were examined by other auditors and our opinion expressed in this report on the accounts of **Zeltia, S.A.** is based solely on the reports of the other auditors as regards the holdings in the above-mentioned companies.

2. In accordance with Spanish commercial legislation, the Company's Directors have included the figures for 1997 relating to each item in the 1998 balance sheet, profit and loss account and statement of source and application of funds for purposes of comparison. Our opinion refers solely to the 1998 accounts. On 27 March 1998, we issued our Audit Report on the 1997 annual accounts, in which we expressed an unqualified opinion.

3. The Company is the controlling company of a group of companies in accordance with the provisions of Royal Decree 1815/1991 dated 20 December. The presentation of consolidated annual accounts is required, in accordance with generally accepted accounting principles and standards, in order to present a true and fair view of the Group's financial position and the results of its operations. The Directors present these consolidated annual accounts separately.

4. As indicated in Note 7 of the notes to annual accounts as at 31 December 1998, the Company has an investment in the company Pharma Mar, S.A. whose business essentially comprises the development of bioactive principles but which does not have

any product on the market.

5. In our opinion, based on our audit and the reports of the other auditors, the accompanying accounts for 1998 give, in all material respects, a true and fair view of the net worth and financial position of **Zeltia, S.A.** as at 31 December 1998 and the results of its operations and funds obtained and applied by it in the year then ended and contain sufficient information as required for an adequate understanding and have been prepared in accordance with accounting principles and standards generally accepted in Spain applied on a consistent basis with those of the previous year.

6. The accompanying Directors' Report for 1998 contains such explanations on the state of the Company's affairs, the development of the business and other matters as the Directors consider appropriate and does not form part of the accounts. We have checked that the financial information contained in the Directors' Report agrees with the 1998 annual accounts. The scope of our work as auditors is limited to checking the Directors' Report to the extent set out in this paragraph and does not include the review of information not derived from the Company's accounting records.

COOPERS & LYBRAND, S.A.
Auditoría y Consultoría, S.R.L.

Original in Spanish signed by
Bernard D. de Spéville
23 March 1999

Consolidated annual accounts of the ZELTIA Group

31 December 1998

ZELTIA, S.A. and dependent companies
Consolidated balance sheets
As at December 31, 1998 and 1997
(Thousands of pesetas)

	1998	1997
ASSETS		
Fixed assets		
Formation expenses (Note 4)	134,201	26,489
Intangible assets (Note 5)	5,737,166	4,677,860
Tangible assets (Note 6)	3,568,901	3,805,421
Investments (Note 7)	1,663,193	2,336,389
Own shares held at long term	6,072	1,250
Total fixed assets	**11,109,533**	**10,847,409**
Goodwill in consolidation (Note 8)	**500,790**	**108,642**
Deferred expenses	**65,344**	**95,522**
Current assets		
Inventories (Note 9)	586,527	581,488
Debtors (Note 8)	1,995,560	1,865,110
Current asset investments (Note 11)	1,214,042	1,498,775
Own shares held at short term (Note 12)	582,714	113,749
Cash at bank and in hand	340,507	166,869
Accruals and deferred expenses	6,320	5,748
Total current assets	**4,725,670**	**4,231,739**
	16,401,337	**15,283,312**

The accompanying notes are an integral part of the 1998 consolidated annual accounts.

ZELTIA, S.A. and dependent companies
Consolidated balance sheets
As at December 31, 1998 and 1997
(Thousands of pesetas)

	1998	1997
LIABILITIES		
Capital and reserves (Note 12)		
Share capital	1,578,268	1,629,180
Share premium account	2,540,215	278
Reserves at controlling company	3,940,532	3,443,388
Reserves at consolidated companies	1,394,973	1,448,604
Reserves at equity-method investees	392,326	348,887
Profit for the year attributable to the controlling company	583,840	307,789
Total capital and reserves	**10,430,154**	**7,178,126**
Outside shareholders (Note 13)	**1,689,501**	**1,917,000**
Negative difference in consolidation (Note 8)	**74,731**	**81,364**
Deferred income (Note 14)	**104,010**	**55,827**
Provisions for liabilities and charges (Note 15)	**141,564**	**92,908**
Creditors: amounts falling due after more than one year		
Bank loans (Note 16)	1,792,462	3,200,293
Other creditors	17,350	24,376
Total creditors falling due after more than one year	**1,809,812**	**3,224,669**
Creditors: amounts falling due in less than one year		
Banks loans (Note 16)	1,036,632	1,441,951
Trade creditors	664,918	731,289
Other non-trade creditors (Note 17)	434,936	558,823
Accruals and deferred income	15,079	1,355
Total creditors falling due in less than one year	**2,151,565**	**2,773,418**
	16,401,337	**15,283,312**

The accompanying notes are an integral part of the 1998 consolidated annual accounts.

ZELTIA, S.A. and dependent companies
Consolidated Profit and Loss Accounts
For the years ended
31 December 1998 and 1997
(Thousands of pesetas)

	1998	1997
DEBIT		
Operating expenses		
Consumables and other external expenses (Note 9)	2,986,403	2,557,898
Personnel expenses (Note 20)	1,424,243	1,371,711
Fixed asset depreciation	294,247	292,382
Changes in trade provisions	8,946	62,721
Other operating charges (Note 21)	2,070,635	2,031,155
Total operating expenses	**6,784,474**	**6,315,867**
Operating profit	**779,017**	**484,639**
Financial expenses		
Financial expenses (Note 22)	317,957	425,315
Changes in operating provisions	(20,854)	(20,722)
Losses on current asset investments	---	564
Exchange losses	6,882	9,910
Total financial expenses	**303,985**	**415,067**
Amortisation of goodwill in consolidation (Note 8)	143,426	42,139
Profit from ordinary activities	**637,695**	**295,628**
Extraordinary losses and expenses		
Loss on fixed assets (Note 23)	75,080	221,057
Change in provision for control portfolio (Notes 7 & 12)	---	2,590
Extraordinary expenses and losses (Note 24)	163,719	240,495
Total extraordinary expenses	238,799	464,142
Extraordinary income	48,514	10,857
Consolidation profits before taxes	686,209	306,485
Corporate income tax (Note 26)	165,433	123,921
Consolidated profit for the year	520,776	182,564
Profit attributed to controlling company	**583,840**	**307,789**

The accompanying notes are an integral part of the 1998 consolidated annual accounts.

ZELTIA, S.A. and dependent companies
Consolidated Profit and Loss Accounts
For the years ended
31 December 1998 and 1997
(Thousands of pesetas)

CREDIT	1998	1997
Operating income		
Net turnover (Note 18)	6,421,735	5,960,855
Increase in finished product and product-in-proces inventories	1,901	122,227
Capitalised in-house work on fixed assets (Notes 5 & 19)	1,068,309	525,398
Other operating income	71,546	192,026
Total operating income	**7,563,491**	**6,800,506**
Financial income		
Income from shareholdings	6,749	1,957
Other financial income	21,371	23,790
Income from current asset investments	154,415	104,102
Exchange gains	12,444	17,355
Total financial income	**194,979**	**147,204**
Financial loss	**109,006**	**267,863**
Equity in income of unconsolidated affiliates	111,110	120,991
Extraordinary profit and income		
Profit on disposal of fixed assets (Note 23)	37,303	378,325
Profit on disposal of consolidated holdings (Note 1)	---	**4,567**
Profit on operations with shares of the controlling company	233,355	---
Capital subsidies transferred to income for the year (Note 14)	9,953	12,014
Extraordinary income (note 24)	6,702	80,093
Total extraordinary income	**287,313**	**474,999**
Loss attributed to outside shareholders (Note 12)	**63,064**	**125,225**

The accompanying notes are an integral part of the 1998 consolidated annual accounts.

1. Nature and principal activities

Zeltia, S.A. (hereinafter "Zeltia" or "the Company") was incorporated as a corporation in Spain on 3 August 1939 for an indefinite period of time.

Its corporate purpose and principal activity comprise the management, support and promotion of its investees, essentially in the chemical-pharmaceutical sector, and the acquisition and refurbishment of real estate for lease.

The dependent companies of Zeltia (hereinafter "the Group") which comprise the consolidable group as at 31 December 1998 are as follows:

	Percentage of ownership			
1998	Direct	Indirect	Total	Registered offices
Full consolidation				
Pharma Mar, S.A.	52.77	12.61	65.38	Calera,3 - Tres Cantos - Madrid
Pharma Gen, S.A.	96.87	---	96.87	Calera,3 - Tres Cantos - Madrid
N.V. Zeltia Belgique	100.00	---	100.00	Excelsiorlaan, 36 - 1930 Zaventem - Belgium
Zelnova, S.A.	100.00	---	100.00	Torneiros - Porriño - Pontevedra
Cooper Zeltia Veterinaria, S.A.	100.00	---	100.00	Torneiros - Porriño - Pontevedra
Protección de Maderas, S.A.	100.00	---	100.00	José Abascal, 2 - Madrid
Zeltia Servicios Des, S.A.	100.00	---	100.00	Tomás A. Alonso, 132 - Vigo
Inst. Inmunologia y Alergia, S.A.	---	96.87	96.87	Calera, 3 - Tres Cantos - Madrid
Proportional consolidation				
Xylazel, S.A.	50.00	---	50.00	Las Gándaras - Porriño - Pontevedra
Equity method				
Banco Guipuzcoano, S.A.	3.00	---	3.00	Libertad, 21 - San Sebastián
Not consolidated				
Pharma Mar USA	---	65.38	65.38	Cambridge - Massachusetts - USA
Oxaco, S.A.	---	65.38	65.38	BA de Fauncingny - Fribourg - Switzerland
CZ Veterinaria, S.L.	---	10.00	10.00	Torneiros - Porriño - Pontevedra

The dependent companies of Zeltia (hereinafter "the Group") which comprised the consolidable group as at 31 December 1997 were as follows:

	Percentage of ownership			
1997	Direct	Indirect	Total	Registered offices
Full consolidation				
Pharma Mar, S.A.	39.64	14.02	53.66	Calera,3 - Tres Cantos - Madrid
Pharma Gen, S.A.	96.87	---	96.87	Calera,3 - Tres Cantos - Madrid
N.V. Zeltia Belgique	100.00	---	100.00	Excelsiorlaan, 36 - 1930 Zaventem - Bélgica
Zelnova, S.A.	100.00	---	100.00	Torneiros - Porriño - Pontevedra
Cooper Zeltia Veterinaria, S.A.	100.00	---	100.00	Torneiros - Porriño - Pontevedra
Protección de Maderas, S.A.	100.00	---	100.00	José Abascal, 2 - Madrid
Zeltia Servicios Des, S.A.	100.00	---	100.00	Tomás A. Alonso, 132 - Vigo
Inst. Inmunologia y Alergia, S.A.	---	53.66	53.66	Calera, 3 - Tres Cantos - Madrid
Proportional consolidation				
Xylazel, S.A.	50.00	---	50.00	Las Gándaras - Porriño - Pontevedra
Equity method				
Banco Guipuzcoano, S.A.	3.00	---	3.00	Libertad, 21 - San Sebastián
Pescanova, S.A.	3.94	---	3.94	Chapela - Vigo
Not consolidated				
Pharma Mar USA	---	53.66	53.66	Cambridge - Massachusetts - USA
Oxaco, S.A.	---	53.55	53.55	BA de Fauncingny - Fribourg - Switzerland
CZ Veterinaria, S.L.	---	10.00	10.00	Torneiros - Porriño - Pontevedra

The main activities of each of these companies as at 31 December 1998 and 1997 is as follows:

- Pharma Mar, S.A. Research, development, production and marketing of all manner of bioactive products for application in human medicine. The company is currently developing a number of active principles, none of which are yet on the market.
- Pharma Gen, S.A. Research and development of biotechnology applications, diagnosis and services related to these activities.

- N.V. Zeltia Belgique, S.A. Acquisition and management of holdings in other companies and provision of consulting about their administration and management.
- Zelnova, S.A. Manufacture and marketing of chemical products for domestic, agricultural and industrial use or consumption.
- Cooper Zeltia Veterinaria, S.A. Provision of services to other companies, and holding company
- Protección de Maderas, S.A. Provision of services for the treatment and protection of wood and the repair and upkeep of structures.
- Zeltia Servicios Des, S.A. Provision of rat extermination, disinfection and insect extermination services and other treatments involving the application of chemical products.
- Instituto de Inmunología y Alergia, S.A.. Manufacture and sale of vaccines.
- Xylazel, S.A. Manufacture and sale of products to protect and decorate wood.
- Banco Guipuzcoano, S.A. Banking.
- Pescanova, S.A. Fishing, fish processing and production of fish products and other foods, and transportation, distribution and marketing of same.
- Pharma Mar USA. Pharmaceuticals research.
- Oxaco, S.A. Pharmaceuticals research.
- CZ Veterinaria, S.A. Manufacture and sale of veterinary products.

The changes in the size of the consolidable growth in 1998 with respect to 31 December 1997 are as follows:

Company	1997	1998
Pescanova, S.A.	Equity method	Sold to third parties. Current stake is under 3%.

The changes in the size of the consolidable growth in 1997 with respect to 31 December 1996 are as follows:

Company	1997	1998
Técnicas de Nutrición, S.A.	Full consolidation	Sold to a third party
Wellcome Biofarma, S.A.	Equity method	Sold to a third party
Euroventures España, S.A.	Not consolidated	Sold to a third party

2. Basis of presentation of the annual accounts

These consolidated annual accounts have been prepared by the Directors of Zeltia in compliance with the current legislation so as to provide a true and fair view of the consolidated net worth, consolidated financial situation, consolidated results of the group and the changes therein in 1998 and 1997.

The group's consolidated annual accounts were obtained by full consolidation of the annual accounts of dependent companies in which Zeltia has a majority of the voting rights or has appointed the majority of the members of the governing body, by proportional consolidation of the annual accounts of multi-group companies, and by the equity method for other consolidated companies. Companies in which the stake is not significant are not consolidated. These exclusions do not have a material effect on the group's consolidated annual accounts.

The annual accounts of Zeltia and of its dependent companies will be submitted to the respective Shareholders' Meeting before the established deadlines. The Directors of Zeltia consider that those accounts will be approved without any material changes. As required by accounting regulations, the consolidated balance sheet and consolidated profit and loss account for 1998 include, for purposes of comparison, the figures for the previous year which, apart from certain reclassifications made to render them comparable with those for 1998, formed part

of the 1997 consolidated annual accounts which were approved by the Shareholders' Meeting of Zeltia on 8 June 1998.

In compliance with article 86 of the Spanish Companies Law, as amended, Zeltia has presented the required notifications to the companies in which it has a direct or indirect holding over 10% or more and those listed companies which it owns 3% or more.

All material balances and transactions between the consolidated companies were eliminated in the consolidation process.

Third parties' interest in the capital stock, reserves and results of the fully consolidated companies are show in the "Outside shareholders" caption in the consolidated balance sheet.

Differences between the acquisition price of holdings in consolidated companies and their underlying book value at date of first consolidation are assigned as follows:

- Positive differences. Included on the asset side of the accompanying consolidated balance sheets as "Goodwill in consolidation."
- Negative differences. Included on the liabilities side of the accompanying consolidated balance sheets as "Negative difference in consolidation."

The balance of goods, rights and obligations of foreign companies included in consolidation are translated to pesetas at the year-end closing exchange rate; regarding the equity accounts, capital stock at the historical exchange rate, reserves at the exchange rate of the year in which they arose, and profits at the exchange rate for the year. The result of the translation differences arising from the application of these exchange rates is carried under "Reserves at consolidated companies.

All the consolidated companies' financial year coincides with the calendar year, and they are consolidated on the basis of each company's individual annual accounts as at 31 December. In 1997, the exception to this rule was Zelnova, S.A., whose financial year ended 30 September. On 25 August 1997, Zelnova, S.A.'s Shareholders' Meeting resolved to adopt the calendar year as its financial year; consequently, to the 1997 consolidated annual accounts, Zelnova contributed the period from 1 October 1996 to 31 December 1997.

3. Principal accounting principles and valuation standards used

The accompanying consolidated annual accounts were prepared in accordance with the accounting principles and valuation standards contained in the Spanish General Accounting Plan and with the rules for the preparation of consolidated annual accounts.

The principal accounting principles and valuation standards are as follows:

A. FORMATION EXPENSES

Formation expenses, which comprise basically capital increase expenses, are recorded at cost net of the accumulated amortisation, which is calculated on a straight-line basis over a period of five years.

B. INTANGIBLE ASSETS

Intangible assets are carried at acquisition cost or direct applied production cost, as appropriate, and are presented net of the accumulated amortisation, as follows:

Intangibles are carried at acquisition or production cost. Amortisation is taken on a straight-line basis.

Development project expenses are capitalised from the year in which they meet the following conditions and while those conditions subsist:

- There is a specific itemised project for each development activity.
- Criteria are established for assignment, allocation and recognition of the costs of each project.
- There are sound reasons for expecting technical and economic-commercial success of the project.
- Finance is assured to complete each project.

Development projects are stated at acquisition cost, if outsourced, or at production cost, if carried out in-house. The production cost comprises personnel, material and services expenses

pertaining directly to the projects plus the portion of indirect costs which is reasonably allocable to them.

If the circumstances under which a development project was capitalised undergo variation, the unamortised portion is transferred to profit for the year.

Capitalisable expenses on development projects are recorded under Research and Development Expenses until completion of the project. Finished projects that give rise to industrial property rights are recorded as such; otherwise, as Development Expenses.

Capitalised development expenses are amortised according to a specific systematic plan for each project, commencing in the year in which the project is completed and extending over the period in which it generates revenues, but not more than five years.

Computer software is amortised on a straight-line basis over a period of five years in which its use is envisaged. Computer software maintenance costs are expensed as incurred.

The usage rights and purchase option arising from the use of tangible assets used under financial leases are recorded for the cash value of the good at the time of acquisition. These rights are amortised on a straight-line basis over the useful life of the leased asset. The total debt for lease payments plus the amount of the purchase option are recorded as a liability. The initial difference between the total debt and the cash value, which is equivalent to the interest expenses on the transaction, is recorded as a deferred expense and is charged to profit and loss by the interest method over the duration of the contract. When the purchase option is exercised, the cost and accumulated depreciation of the assets are transferred to the appropriate tangible asset caption.

C. TANGIBLE ASSETS

Tangible assets are stated at cost plus legally approved revaluations until 1983, and, in the case of the tangible assets of Xylazel, S.A., plus the revaluation established by Royal Decree Law 7/1996, dated 7 June, on balance sheet revaluation. The appropriate accumulated depreciation is netted off the acquisition cost.

Depreciation of tangible assets is taken on the cost value on a straight-line basis over the following years of estimated useful live.

	Years of Useful Life	
	New	Used
Structures	33-50	17-25
Machinery and installations	5-17	---
Tools and equipment	3-10	---
Furniture and fixtures	3-16	---
Transport equipment	4-15	---
Computer hardware	4-7	---
Other tangible assets	6-13	---

The costs of repairs and maintenance that do not extend the useful life of tangible assets are expensed in the year in which they are incurred.

When tangible assets are retired or disposed of, the cost of the asset and the related accumulated depreciation are eliminated from the accounting records.

D. INVESTMENTS

Holdings in which Zeltia does not exercise control of the companies via their governing bodies are carried by the equity method at the underlying book value of the holding.

Non-material holdings that are not consolidated and marketable fixed-income and equity securities are carried at cost including the inherent expenses and, if appropriate, the cost of the subscription rights. If the subscription rights are sold, the cost allocable to the rights sold is retired. Dividends and explicit interest which have accrued but not matured at the time of purchase are excluded from the acquisition cost. The appropriate provisions are recorded for the depreciation of marketable securities when so warranted by circumstances which are of sufficient importance and are clearly evident.

Non-trade creditor accounts are stated at the amount delivered. The difference between this amount and the nominal amount of the debt claim is booked as interest income in the period in which it accrues, using the interest method.

Accrued interest on non-trade creditor accounts is recorded under credit accounts.

E. GOODWILL

Goodwill arising in the consolidation process is amortised on a straight-line basis over five years.

F. INVENTORIES

Inventories are stated at the lower of cost or market value. Market value is taken to be the net realisable value of finished and semi-finished products and products in process, and the replacement cost of raw materials and other supplies. The cost price is obtained as follows:

- Commercial inventories, raw materials and other supplies: weighted average cost price.
- Finished and semi-finished products and products in process: weighted average cost of the raw and ancillary materials used, plus the applicable amount of direct labour and general manufacturing expenses. Provisions for depreciation are recorded for inventories whose cost exceeds their market value or where there are doubts as to its recoverability.

G. CUSTOMER ACCOUNTS AND COMMERCIAL DRAFTS RECEIVABLE

In line with standard commercial practice, a part of the sales by the group companies are instrumented in the form of commercial bills or certifications, accepted by the customers or otherwise. In the accompanying consolidated balance sheets, the balances of customer accounts and commercial drafts receivable include the bills and certifications which have been discounted but had not yet matured at 31 December, and the same amount is recorded as a contra-item under bank loans.

Bill discounting expenses are recognised in the consolidated profit and loss account when they are incurred and they are not deferred until maturity of the respective bills and certifications because such deferral would not have a material impact on the determination of the profit for each year.

The group records provisions for bad debts to cover balances over a certain age or where circumstances enable them to be classified reasonably as doubtfully collectable.

H. CURRENT ASSET INVESTMENTS

Current asset investments are stated at acquisition cost or the amount disbursed.

I. SHARES OF THE CONTROLLING COMPANY HELD AT SHORT TERM

Own shares held by the Company are stated at acquisition cost. The appropriate reserve is recorded to cover the amount of own shares held at each year-end.

J. FOREIGN CURRENCY TRANSACTIONS

Foreign currencies transactions are recorded at their peseta value using the exchange rates ruling on the transaction dates. Exchange gains or losses arising on cancellation of balances arising from foreign currency transactions are recognised in the consolidated profit and loss account when they arise.

Debtor and creditor accounts denominated in foreign currency are valued in pesetas at exchange rates similar to those ruling at year-end, unrealised exchange losses determined for groups of currencies with a similar maturity and market behaviour are recognised as expenses and unrealised net exchange gains, similarly determined, are deferred until maturity.

K. CLASSIFICATION OF ITEMS

Credits and debts maturing in 12 months or less from year-end are classified as current and those maturing at over 12 months as long-term.

L. SEVERANCE PAYMENTS

Except in the event of a justified cause, companies must make indemnity payments to their employees when they are dismissed.

In view of the lack of any foreseeable need for abnormal terminations, and given that employees who retire or resign do not receive indemnity payments, when severance payments arise they are expensed in the year in which the related decision is taken.

M. CORPORATE INCOME TAX

The corporate income tax expense of each year is calculated on the basis of reported profit before taxes, including the permanent or temporary differences between reported profit before taxes and taxable profits (the tax base), for the purposes of determining the corporate income tax accrued in the year.

Differences between the corporate income tax payable and the corporate income tax expense are recorded as prepaid or deferred income tax, as appropriate.

Double taxation tax credits, tax relief and investment tax credits to which the company is entitled are also included in the calculation of the corporate income tax charge accrued in the year.

Losses available for carryforward are recognised as prepaid taxes in the year that they arise provided that there is assurance that they will be offset with the taxable profits that are expected to be obtained during the period in which the Company is entitled to offset them.

Zeltia, S.A. and other undertakings in its group which it owns at least 90% file consolidated tax returns by permission of the Ministry of Economy and Finance. Consequently, taxes are settled using the consolidated taxation system.

It is consolidated Group policy to record the tax expense at individual undertakings in accordance with the resolution of the ICAC (Spanish Accounting and Audit Institute) dated 9 October 1997.

N. CAPITAL SUBSIDIES

Non-refundable capital subsidies are recorded at the amount granted and are recognised in the profit and loss account on a straight-line basis over a period of time equivalent to the useful life of the assets financed with the subsidies.

Ñ. PROVISIONS FOR PENSIONS AND SIMILAR COMMITMENTS

Certain group companies have granted supplementary retirement pensions to certain retired employees as provided in the Chemical Industry Wage Agreement which was in force until 1978. These supplementary pensions are covered, on the basis of the commitments assumed, by one of the following methods.

- As provided in the rules for adaptation to the new mercantile legislation, the actuarial estimate of the pension commitments accrued to retired employees but not provisioned as at 31 December 1990 is provided on a straight-line basis over seven years from that year.
- Coverage via a system of insurance premiums arranged with an insurance company. The annual payment to the insurance company is recorded as a period expense.
- Provisions to a fund on the basis of a plan established in the regulation governing the fund. Contributions to the fund are treated as a period expense.

4. Formation expenses

Movements in the accounts included under formation expenses were as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Amortisation	Balances at 31/12/98
Capital increase expenses	26,489	144,391	(36,679)	134,201
	26,489	144,391	(36,679)	134,201

5. Intangible assets

The breakdown of and movements in the intangible asset accounts during 1998 and 1997 are as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Transfers	Retirements	Balances at 31/12/98
Current research & development expenses	4,383,366	1,068,309	—	(3,697)	5,447,978
Administrative concessions, patents & trade marks	188,101	199	—	—	188,300
Computer software	19,643	9,992	—	—	29,635
Rights on leased assets	381,188	47,422	(11,922)	(940)	415,748
	4,972,298	1,125,922	(11,922)	(4,637)	6,081,661
Less accumulated amortisation	(294,438)	(54,677)	4,620	—	(344,495)
	4,677,860	1,071,245	(7,302)	(4,637)	5,737,166

Thousands of pesetas	Balances at 31/12/96	Additions	Retirements	Balances at 31/12/97
Current research & development expenses	3,904,273	525,399	(46,306)	4,383,366
Administrative concessions, patents & trade marks	187,898	289	(86)	188,101
Computer software	18,406	1,894	(657)	19,643
Rights on leased assets	373,963	7,225	—	381,188
	4,484,540	534,807	(47,049)	4,972,298
Less accumulated amortisation	(211,712)	(83,006)	280	(294,438)
	4,272,828	451,801	(46,769)	4,677,860

As at 31 December 1998, the balance of current research and development expenses include an amount of 5,215 million pesetas (4,150 in 1997) relating to projects to develop new pharmaceuticals of marine origin by Pharma Mar, S.A. Of that amount, 1,068 million pesetas relate to costs incurred that were capitalised in 1998 (525 million pesetas in 1997) (see Note 19). The company has not begun to amortise any of the open lines of development since the projects have not concluded; nevertheless, all the lines of activity meet the requirements set out in note 3.B. To date, the company has not completed development of any product.

At 31 December 1998 and 1997, the balance of rights on leased assets includes principally a lease-back transaction arranged by Pharma Mar, S.A. in 1995 on its facilities located at calle de la Calera 3 in the Tres Cantos industrial park.

The principal features of this financial lease contract are as follows:

Thousands of pesetas	
Cost	381,000
Financial expenses	226,724
Payments made in prior years	(213,683)
Payments made in 1998	(44,131)
Adjustment to financial expenses	(58,069)
Outstanding at December 1998	**291,841**

6. Tangible assets

The detail of, and movements in, the group's tangible assets as at 31 December 1998 and 1997 are as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements	Transfers	Balances at 31/12/98
Land and structures	4,179,878	54,563	(287,142)	—	3,947,299
Technical installations & machinery	621,117	75,405	(21,595)	(350)	674,577
Other installations, tools & furniture	308,350	33,757	(4,134)	(10,535)	327,438
Other assets	195,550	9,785	(10,888)	22,808	217,255
	5,304,895	173,510	(323,758)	11,923	5,166,569
Less accumulated depreciation	(1,499,474)	(200,452)	106,878	(4,620)	(1,597,668)
	3,805,424	(26,942)	(216,881)	7,303	3,568,901

Thousands of pesetas	Balances at 31/12/96	Additions	Retirements	Transfers	Balances at 31/12/97
Land and structures	4,477,323	4,923	(304,368)	2,000	4,179,878
Technical installations & machinery	848,220	67,535	(294,638)	—	621,117
Other installations, tools & furniture	323,433	11,983	(31,136)	4,070	308,350
Advances & construction in progress	6,297	—	(227)	(6070)	—
Other assets	217,680	30,649	(52,779)	—	195,550
	5,872,953	115,090	(683,148)	—	5,304,895
Less accumulated depreciation	(1,513,306)	(232,602)	246,434	—	(1,499,474)
	4,359,647	(117,512)	(436,714)	—	3,805,421

Xylazel, S.A. revalued its tangible assets in accordance with Royal Decree 2.607/1996, dated 20 December, which approved the rules for balance sheet revaluation regulated in article five of Royal Decree Law 7/1996, dated 7 June, by applying the maximum coefficients established in that Royal Decree. The resulting net capital gain forms part of Xylazel, S.A.'s equity and amounts to 48 million pesetas after deduction from the revalued amount (48 million pesetas) of the flat revaluation charge of one million pesetas.

In accordance with article 8 of Royal Decree 2.607/1996, the financing coefficient applied by Xylazel, S.A. on the resulting gross capital gain from the revaluation was 0%.

The effect on depreciation of tangible assets arising from the revaluation was to increase the depreciation charge in Xylazel, S.A.'s profit and loss account by approximately 10 million pesetas in 1997 and 1998.

One of the buildings and other structures of Zeltia are mortgaged as a guarantee for the repayment of certain credit operations obtained from financial institutions (three in 1997). The net book value of the mortgaged assets and their relationship with the credit operations as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	Net Book Value 1998	Net Book Value 1997	Transaction	Amount of operation 1998	Amount of operation 1997
Building location					
Bravo Murillo, 38. Madrid	956,995	997,600	Loan	900,00	1,100,000
Conde de la Cimera, 6. Madrid	455,751	467,640	Credit line	---	129,595
Alcarria 7, Coslada. Madrid	1,086,716	1,112,981	Loan	---	299,501
	2,499,462	2,578,221		900,00	1,529,096

The loan secured by a mortgage on the building located in Calle de Alcarria, 7 (Coslada, Madrid) was repaid early on 19 November 1998.

At 31 December 1998 and 1997, no other group company had mortgaged real estate.

The company's structures, which are operated under lease, are located primarily in Madrid. According to the Company's latest valuation, the market value of its structures or their capitalised rental income exceeds the net book value as at December 31, 1998 and 1997

The companies have arranged insurance policies to cover the possible risks that might affect their tangible assets.

7. Investments

The detail of, and movements in, the group's investment accounts during 1998 and 1997 are as follows:

Thousands of pesetas	Balances at 31/12/97	Additions	Retirements and adjustments	Balances at 31/12/98
Holdings in equity method affiliates	1,740,475	71,631	(690,617)	1,121,489
Long-term securities portfolio	58,740	22,158	---	80,898
Other credits	560,522	94,552	(170,981)	484,093
Long-term deposits and guarantees	25,151	4,950	(4,850)	25,251
	2,384,888	193,291	(866,448)	1,711,731
Less provisions	(48,499)	(39)	---	(48,538)
	2,336,389	193,252	(866,448)	1,663,193

Thousands of pesetas	Balances at 31/12/96	Additions	Retirements and adjustments	Balances at 31/12/97
Holdings in equity method affiliates	1,576,447	208,139	(44,111)	1,740,475
Long-term securities portfolio	514,109	2,444	(457,813)	58,740
Other credits	515,031	165,807	(120,316)	560,522
Long-term deposits and guarantees	35,081	4,981	(14,911)	25,151
	2,640,668	381,371	(637,151)	2,384,888
Less provisions	(157,896)	(4,901)	114,298	(48,499)
	2,482,772	376,470	(522,853)	2,336,389

A. HOLDINGS IN EQUITY METHOD AFFILIATES

The variation in the holdings in equity method affiliates during 1998 and 1997 are as follows:

Thousands of pesetas	Balance at 31/12/97	Recognised in P&L in 1998	Additions	Removed from consolidation	Balance at 31/12/98
Banco Guipuzcoano	1,049,858	71,631	---		1,121,489
Pescanova, S.A.	690,617	---	---	(690,617)	---
	1,740,475	71,631	---	(690,617)	1,121,489

Thousands of pesetas	Balance at 31/12/96	Recognised in P&L in 1997	Additions	Removed from consolidation	Balance at 31/12/97
Banco Guipuzcoano	983,412	59,536	---	6,910	1,049,858
Pescanova, S.A.	535,083	6,648	141,955	6,931	690,617
Wellcome Biofarma	57,952	---	---	(57,952)	---
	1,576,447	66,184	141,955	(44,111)	1,740,475

Pescanova, S.A. In 1998, 2.23% out of the total holding which Zeltia had in this company at 31 December 1997 (3.94%) was sold to third parties, reducing the holding to 1.7% and, consequently, in 1998 there was no obligation to include that company in consolidation.

In 1997, Wellcome Biofarma, S.A. was removed from consolidation due to the sale of the stake owned in it by Cooper Zeltia Veterinaria, S.A. to third parties outside the group (see Note 1).

B. LONG-TERM SECURITIES PORTFOLIO

The detail of the long-term securities portfolio as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas			
		1998	1997
Investee	Held through		
Oxaco, S.A.	Pharma Mar, S.A.	26,890	26,890
CZ Veterinaria, S.L.	Cooper Zeltia Veterinaria, S.A.	25,880	20,000
Instituto Biomar, S.A.	Pharma Mar, S.A.	10,800	---
Various	Various	17,328	11,850
		80,898	58,740

C. OTHER CREDITS

The detail of the accounts included in the group's investments as other credits as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Tax receivables	391,136	304,507
Creditors: maturing at more than one year		
On land sales	---	145,000
On sale of shareholdings	48,636	55,636
Employee loans	15,454	15,454
Other	28,867	39,925
	484,093	560,522

The balance of long-term tax receivables includes the tax credits recognised by the group companies for tax losses incurred up to 31 December 1998 which have not yet been used. These tax credits have been capitalised since the directors consider that they will be recovered in the legally established time periods. The detail and expiration of these balances as at 31 December 1998 is as follows:

Thousands of pesetas	Pharma Mar, S.A.	Pharma Gen, S.A.	Total
Expiring in			
2000	---	4,542	4,542
2001	---	35,196	35,196
2002	60,457	---	60,457
2003	59,246	---	59,246
2004	134,393	---	134,393
2005	97,302	---	97,302
	351,398	39,738	391,136

The detail and expiration of these balances as at 31 December 1997 is as follows:

Thousands of pesetas	Pharma Mar. S,A,	Pharma Gen. S,A,	Total
Expiring in			
2000	---	15,215	15,215
2001	---	35,196	35,196
2002	60,457	---	60,457
2003	59,246	---	59,246
2004	134,393	---	134,393
	254,096	50,411	304,507

The amounts of creditor accounts maturing at long term as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Maturing in		
1998	---	71,094
1999	---	145,000
2000	64,090	---
	64,090	216,094

D. Provisions for the depreciation of investments

As at 31 December 1998 and 1997, the provision for depreciation of investments related to those constituted for the holdings in Oxaco, S.A. and Pharma Mar USA.

8. Goodwill and negative difference in consolidation

The variation during 1998 and 1997 in the goodwill in consolidation and negative difference in consolidation are as follows:

Thousands of pesetas	**Balance at 31/12/97**	**Additions**	**Removed from consolidation**	**Balance at 31/12/98**
Goodwill in consolidation	**216,813**	**535,574**	**---**	**752,387**
Less amortisation	(108,171)	(143,426)	---	(251,597)
	108,642	392,148	---	500,790
Negative difference in consolidation	81,364	---	(6,633)	74,731

Thousands of pesetas	**Balance at 31/12/96**	**Additions**	**Removed from consolidation**	**Balance at 31/12/97**
Goodwill in consolidation	**179,483**	**57,729**	**(20,399)**	**216,813**
Less amortisation	(66,032)	(42,139)	---	(108,171)
	113,451	15,590	(20,399)	108,642
Negative difference in consolidation	11,517	69,847	---	81,364

The addition to Goodwill in 1998 is due to the acquisition of shares in Pharma Mar at above their underlying book value at the time of acquisition.

During 1997, negative differences in consolidation arose as shares in Zelnova and in Instituto de Inmunologia y Alergia were acquired for less than their underlying book value.

The detail as at 31 December 1998 and 1997 of the goodwill and negative difference in consolidation is as follows:

Thousands of pesetas	1998		1997	
	Goodwill	Neg. diff. in consolidation	Goodwill	Neg. diff. in consolidation
Fully consolidated companies				
Zelnova, S.A.	---	72,626	---	72,626
Pharma Mar, S.A.	482,278	---	78,039	---
Pharma Gen, S.A.	---	207	---	207
Instituto de Inmunologia y Alergia, S.A.	---	1,898	---	1,898
Cooper Zeltia Veterinaria, S.A.	15,773	---	21,030	---
Zeltia Servicios Des, S.A.	2,739	---	3,652	---
Proportionally consolidated companies				
Xylazel, S.A.	---	---	5,921	---
Equity-accounted companies				
Pescanova, S.A.	---	---	---	6,633
	500,790	74,731	108,642	81,364

9. Inventories

The detail of inventories as at 31 December is as follows:

Thousands of pesetas	**1998**	**1997**
Trade inventories	7,056	4,380
Raw materials and other supplies	228,861	213,098
Semi-finished products and products in process	30,173	14,878
Finished products	320,437	349,132
	586,527	581,488

The investment purchase expenses in 1998 and 1997 were as follows:

Thousands of pesetas	1998	1997
Trade inventories		
Net purchases	2,976,964	2,489,013
Variation in inventories	9,439	68,885
	2,986,403	2,557,898

Purchases in foreign currency by group companies were not material.

10. Debtors

The detail of debtors as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Customer receivables	1,299,269	1,200,288
Sundry debtors	307,392	410,606
Tax receivables	458,557	371,900
Loans to employees	21,654	14,100
	2,086,872	1,996,894
Less provisions for bad debts	(91,312)	(131,784)
	1,995,560	1,865,110

The customer receivables balance includes 96.8 million pesetas in bills and certifications discounted at banks and not yet matured as at 31 December 1998 (346 in 1997) (see Note 16).

The detail of the tax receivable accounts as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Tax receivables		
VAT	76,979	95,585
Corporate income tax	26,614	31,493
Prepaid corporate income tax (Note 26)	314,759	173,905
Tax losses available for carryforward	---	16,090
Other	40,205	54,827
	458,557	371,900

The variation in the provision for bad debts in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Beginning balance	131,784	140,100
Provisions	6,135	14,878
Applications	(46,607)	(9,665)
No longer consolidated	---	(13,529)
Balance at 31 December	91,312	131,784

11. Current asset investments

The detail of the current asset investments as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Short-term securities portfolio	1,130,210	1,476,358
Deposits and guarantees	235	182
Other credits	83,597	22,235
	1,214,042	1,498,775

As at 31 December 1998, the short-term securities portfolio consisted primarily of deposits provided by Zeltia, S.A. and Pharma Mar, S.A. (829 million pesetas) plus the holding in Pescanova, which was removed from consolidation this year. In 1997, it consisted primarily of

deposits in Belgian francs provided by N.V. Zeltia Belgique and maturing at less than one year. These deposits earned market interest.

12. Capital and reserves

The detail of the movement in the equity accounts of Zeltia during 1998 and 1997 was as follows:

Thousands of pesetas	Balance at 31/12/97	Application of profit	Transfer	Capital reduction	Capital increase	Other variations	Internal dividends	Profit for 1998	Bal. 31
Subscribed capital stock	1,629,180	---	---	(226,275)	175,363	---	---	---	1
Share premium account	278	---	---	---	2,539,937	---	---	---	2
Legal reserve	325,836	---	---	(45,255)	35,073	---	---	---	
Reserve for own shares	113,749	---	468,965	---	---	---	---	---	
Voluntary reserve	3,003,803	(287,353)	(468,965)	45,255	(35,073)	(57,003)	841,500	---	3
Reserves at cons. companies	1,448,604	528,958	---	---	---	258,911	(841,500)	---	1
Reserves at equity-acc. affiliates	348,887	66,184	---	---	---	(22,745)	---	---	
Profit attrib. controlling co.	307,789	(307,789)	---	---	---	---	---	583,840	
	7,178,126	---	---	(226,275)	2,715,300	179,163	---	583,840	10

Thousands of pesetas	Balance at 31/12/96	Application of profit	Transfer	Other variations	Dividend distributed	Profit for 1997	Balance at 31/12/97
Subscribed capital stock	1,629,180	---	---	---	---	---	1,629,180
Share premium account	90,788	---	---	(90,510)	---	---	278
Legal reserve	325,836	---	---	---	---	---	325,836
Reserve for own shares	99,773	---	13,976	---	---	---	113,749
Voluntary reserve	2,588,987	(39,183)	(13,976)	558,485	(90,510)	---	3,003,803
Reserves at cons. companies	1,599,402	134,181	---	(284,979)	---	---	1,448,604
Reserves at equity-acc. affiliates	265,113	89,603	---	(5,829)	---	---	348,887
Profit attrib. controlling co.	184,601	(184,601)	---	---	---	307,789	307,789
	6,783,680	---	---	177,167	(90,510)	307,789	7,178,126

A. CAPITAL STOCK

As at 31 December 1998, the capital stock of Zeltia, S.A. consisted of 2,036,475 fully subscribed and paid bearer shares with a par value of 775 pesetas each. As at 31 December 1997, the capital stock of Zeltia, S.A. consisted of 1,810,200 fully subscribed and paid bearer shares with a par value of 900 pesetas each. All the shares have the same voting and dividend rights.

On 8 June 1998, the Shareholders' Meeting approved the reduction of the company's capital stock and the refund of contributions to shareholders, which was performed on 19 June 1998 for an amount of 125 pesetas per share, reducing the par value of the shares from 900 pesetas/share to 775 pesetas/share.

On 25 August 1998, the board of directors of Zeltia, S.A. used the power conferred on it by the Shareholders' Meeting on 21 June 1995 and resolved to increase capital by an overall amount of 2,715,300 thousand pesetas, which entailed the issue and entry into circulation of 226,275 new ordinary shares with a par value of 775 pesetas each and a share premium of 11,225 pesetas/share. This capital increase was fully subscribed and paid on 15 October 1998.

All the Company's shares are listed on the Madrid Stock Exchange. Their market price on 31 December 1998 was 15,600 pesetas per share (4,050 pesetas per share on 31 December 1997).

The group companies which have shareholders directly or indirectly owning more than 10% of them are as follows:

	Shareholder owning 10% or more of the capital stock	
	1998	1997
Group company		
Zeltia, S.A.	Banco Central Hispano, S.A.	Banco Central Hispano, S.A.
Pharma Mar, S.A.	---	Interparco Holding, S.A.

B. SHARE PREMIUM

The share premium may be used for the same purposes as the company's voluntary reserves, which include converting it into capital stock, and there are no restrictions as to its use.

In line with this criterion, on 11 June 1997 the Shareholders' Meeting resolved to refund part of the share premium to shareholders in the amount of 50 pesetas per share.

C. LEGAL RESERVE

The companies must transfer 10% of profits for each year to the legal reserve until it represents at least 20% of capital stock. This reserve is not available for distribution to shareholders and may only be used to offset losses in the event of no other sufficient reserves being available. Also, under certain conditions the legal reserve can be used to increase capital.

As at December 31, 1998 and 1997 the company had recorded a reserve for the 20% legally stipulated limit.

D. RESERVE FOR OWN SHARES

As at December 31, 1998 and 1997 the Company had own shares as follows:

Thousands of pesetas	Number of shares	Book Value	Average acquisition price	Percentage of capital stock
1998	52,119	582,714	11,180	2.61%
1997	28,089	113,749	4,105	1.55%

The movements in own shares during 1998 and 1997 are summarised below:

	No. of Shares	Thousands of Pesetas
Balance as at 31/12/96	36,953	99,773
Acquisitions	48,980	199,391
Sales	(57,844)	(206,138)
Overprovision 1996	---	20,723
Balance as at 31/12/97	28,089	113,749
Acquisitions	175,374	1,629,238
Sales	(151,344)	(1,161,818)
Overprovision 1997	---	1,545
Balance as at 31/12/98	52,119	582,714

Net profits of 203.5 million pesetas were obtained on the disposal of own shares in 1998 (32.6 million pesetas of profits in 1997).

As at 31 December 1998 and 1997, the company had recorded a reserve for an amount equal to that of the own shares. This reserve is restricted until such time as these shares are disposed of or redeemed by the company.

Additionally, as at 31 December 1997, Pescanova, S.A., an equity-accounted affiliate, owned approximately 7% of Zeltia, S.A.

E. RESERVES AT CONSOLIDATED COMPANIES

The detail of consolidated reserves as at 31 December 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Reserves at fully consolidated companies		
Pharma Mar, S.A.	179,215	29,751
Pharma Gen, S.A.	19,872	10,836
N.V. Zeltia Belgique	828,871	1,288,762
Zelnova, S.A.	229,302	125,378
Cooper Zeltia Veterinaria, S.A.	88,897	(131,630)
Protección de Maderas, S.A.	63,132	64,480
Zeltia Servicios Des, S.A.	(94,365)	(25,444)
Instituto de Inmunología y Alergia	(7,296)	(829)
	1,307,628	1,361,304
Reserves at proportionally-consolidated companies		
Xylazel, S.A.	87,345	87,300
	1,394,973	1,448,604
Reserves at equity-accounted affiliates		
Banco Guipuzcoano, S.A.	392,326	332,790
Pescanova, S.A.	---	16,097
	392,326	348,887

The reserves at fully consolidated companies include translation gains amounting to 129.9 million pesetas (151 million in 1997).

F. PROFIT FOR THE YEAR

The detail of consolidated group profits, by company, is as follows:

Thousands of pesetas	1998		1997	
	Group	Outside	Group	Outside
Pharma Mar, S.A	(110,068)	(63,645)	(130,131)	(119,931)
Pharma Gen, S.A.	18,797	608	9,037	292
NV Zeltia Belgique	46,108	---	60,786	---
Zelnova, S.A.	530,820	---	313,925	---
Cooper Zeltia Veterinaria, S.A.	(33,774)	---	220,528	---
Protección de Maderas, S.A.	17,820	---	(1,346)	---
Zeltia Servicios Des, S.A.	(25,449)	---	(68,920)	---
Zeltia, S.A.	(101,824)	---	(287,353)	---
Instituto de Inmunologia y Alergia, S.A.	(6,414)	(27)	(6,467)	(5,586)
	335,925	(63,064)	110,059	(125,225)
Xylazel, S.A.	176,284	---	131,546	---
Banco Guipuzcoano	71,631	---	59,536	---
Pescanova S.A.	---	---	6,648	---
	247,915	---	197,730	---
	583,840	(63,064)	307,789	(125,225)

13. Outside shareholders

The detail and variations in outside shareholders in 1998 is as follows:

Thousands of pesetas	Balance at 31/12/97	Profit for the year 1998	Capital increase	Change in % of ownership	Retirements and other	Balance at 31/12/98
Pharma Mar, S.A	1,918,268	(63,645)	552,610	(772,690)	---	1,684,54
Pharma Gen, S.A.	4,303	607	---	---	---	4,91
NV Zeltia Belgique	15	60	---	---	---	7
Itto. de Inmunología y Alergia, S.A.	(5,586)	(27)	---	---	5,586	(27
	1,917,000	(63,005)	552,610	(772,690)	5,586	1,689,50

The detail and variations in outside shareholders in 1997 is as follows:

Thousands of pesetas	Balance at 31/12/97	Profit for the year 1997	Capital increase	Change in % of ownership	Retirements and other	Balance at 31/12/97
Pharma Mar, S.A	978,486	(119,931)	639,561	419,762	390	1,918,268
Pharma Gen, S.A.	4,011	292	---	---	---	4,303
NV Zeltia Belgique	15	---	---	---	---	15
Zelnova, S.A.	426,504	---	---	(426,504)	---	---
Técnicas de Nutrición, S.A.	64,799	---	---	---	(64,799)	---
Cooper Zeltia Veterinaria, S.A.	40,441	---	---	(40,441)	---	---
Zeltia Servicios Des, S.A.	(3,510)	---	---	3,510	---	---
Itto. de Inmunología y Alergia, S.A.	1,898	(5,586)	---	(1,898)	---	(5,586)
	1,512,644	(125,225)	639,561	(45.571)	(64,409)	1,917,000

14. Deferred revenues

The detail of deferred revenues as of 31 December is as follows:

Thousands of pesetas	1998	1997
Capital subsidies	101,683	43,643
Interest on deferred payment for land sale	2,327	12,184
	104,010	55,827

The variation in capital subsidies in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Subsidies granted at beginning of year	43,643	51,273
New subsidies granted	67,993	4,384
	111,636	55,657
Less subsidies recognised in P&L	(9,953)	(12,014)
	101,683	43,643

The subsidies were granted by government agencies and were used to finance tangible asset items.

15. Provisions for liabilities and charges

The detail of the provisions for liabilities and charges as at 31 December is as follows:

Thousands of pesetas	1998	1997
Provision for pensions and similar commitments	124,199	71,537
Provisions for liabilities and charges	17,365	21,371
	141,564	92,908

16. Bank loans

The detail of bank loans as at 31 December is as follows:

1998 Thousands of pesetas	Long term	Short term	Total
Government agencies	613,890	24,240	638,130
Bank loans	774,252	219,670	993,922
Bank credit	122,575	674,762	797,337
Unmatured discounted bills and certifications	---	96,825	96,825
Financial lease creditors	281,745	4,369	286,114
	1,792,462	1,019,866	2,812,328
Short-term unmatured interest accrued	---	16,766	16,766
	1,792,462	1,036,632	2,829,094

1997 Thousands of pesetas	Long term	Short term	Total
Government agencies	648,285	5,960	654,245
Bank loans	1,255,505	254,901	1,510,406
Bank credit	846,728	898,667	1,795,575
Unmatured discounted bills and certifications	145,000	201,382	346,382
Financial lease creditors	304,775	50,180	304,775
	3,200,293	1,411,090	4,611,383
Short-term unmatured interest accrued	---	30,861	30,861
	3,200,293	1,441,951	4,642,244

The long-term loans from government agencies relate to loans from the Centro para el Desarrollo Técnico e Industrial (CDTI) and the loan from the Comisión Interministerial de Ciencia y Tecnología (CICYT) to group companies to finance research and development projects. The principal conditions of a loan granted to Pharma Mar, S.A. by the CDTI, amounting to 557 million pesetas as at 31 December 1998 and 1997, are as follows:

- Annual repayment of 30% of the funds from operations in the prior year from the research and development projects financed with this loan. Consequently, this loan had no defined maturity as at 31 December 1998.
- The interest rate during the repayment period is 3%, payable half-yearly, plus supplementary interest equal to the higher of the average return on equity or 7%, payable on repayment of the loan.

The detail, by due date, of the long-term bank loans as at 31 December is as follows:

Thousands of pesetas	1998	1997
Year due:		
1999	---	945,285
2000	321,008	468,691
2001	356,406	315,572
2002	291,825	313,664
2003	150,522	600,196
2004 and thereafter	115,816	---
Loan from CDTI to Pharma Mar, S.A.	556,885	556,885
	1,792,462	3,200,293

The mortgage guarantees provided by the company to banks are presented in note 5 of the notes to these consolidated annual accounts.

The interest rates on financing obtained from credit entities are market rates.

17. Creditors: amounts falling due in less than one year - Other non-trade creditors

The detail of the "Creditors: amounts falling due in less than one year - Non-trade creditors" account as at 31 December is as follows:

Thousands of pesetas	1998	1997
Taxes and social security contributions	235,284	327,362
Other creditors	125,526	144,790
Accrued wages and salaries	74,126	86,671
	434,936	558,823

The taxes and social security contributions payable as at 31 December are as follows:

Thousands of pesetas	1998	1997
Taxes payable:		
Withholdings	63,885	53,753
VAT	12,926	26,220
Corporate income tax	104,488	201,478
Social security contributions payable	25,307	20,899
Deferred corporate income tax (Note 26)	20,634	15,098
Other	8,044	9,914
	235,284	327,362

18. Net turnover

The distribution of the net turnover related to the group's ordinary activity is as follows:

Thousands of pesetas	1998	1997
Sales	5,533,718	5,008,010
Provision of services		
Lease of offices and premises	454,662	503,184
Other	433,355	449,661
	6,421,735	5,960,855

All sales were made in pesetas and mainly in Spain.

19. Capitalised in-house work on assets

The capitalised in-house work on assets in 1998 and 1997 relates principally to capitalise costs at Pharma Mar, S.A., which are allocable to studies in the current development of pharmaceuticals of marine origin (Note 5).

20. Personnel expenses

The detail of the group's personnel expenses in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Wages, salaries and similar remuneration	1,115,221	1,059,854
Employee welfare expenses	309,022	311,857
	1,424,243	1,371,711

The number of employees, distributed by category, as at 31 December was as follows:

	Average Number of Employees	
	1998	1997
Senior management	25	2
Technical professionals	39	3
Clerical personnel	50	4
Commercial personnel	57	5
Other employees	108	10
	279	26

21. Other operating expenses

The detail of the other operating expenses in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Leases	86,809	88,737
Utilities	71,803	78,447
Repairs and maintenance	96,808	95,866
Work performed by other companies	303,026	335,792
Taxes other than income tax	50,118	24,469
Transport and freight	181,149	213,487
Advertising	854,734	823,707
Other	426,188	370,650
	2,070,635	2,031,155

21. Financial expenses

The detail of financial expenses in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
On loans and credits from third parties	317,957	425,315
	317,957	425,315

23. Results from the disposal of fixed assets

The detail of the profits on the disposal of fixed assets in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Portfolio sales	11,969	377,325
Other sales of tangible assets	25,334	1,000
	37,303	378,325

The detail of the losses on the disposal of fixed assets in 1998 and 1997 is as follows:

Thousands of pesetas	1998	1997
Portfolio sales	---	157,057
Other sales of tangible assets	75,080	64,000
	75,080	221,057

24. Extraordinary expenses and losses

The detail of extraordinary expenses and losses in 1998 and 1997 is as follows:

Thousands of pesetas	1998 Expenses	1998 Revenues	1997 Expenses	1997 Revenues
Indemnities	---	---	67,299	---
From investments	---	---	---	32,589
Other extraordinary results	106,078	2,658	55,441	19,714
From other years	57,641	4,044	117,755	27,790
	163,719	6,702	240,495	80,093

25. Directors' remuneration and balances with the members of the Board of Directors

During 1998 the Directors received 28 million pesetas (27.5 million in 1997), net, for meeting attendance fees. Also, during 1998 Directors were paid a net amount of 29.8 million in wages and salaries, which were recorded as personnel expenses since they are Company employees (26.8 million pesetas in 1997), and 14.2 million pesetas for services received because they are professionals or external consultants who, in addition to their status as directors, provide other services to the company (15.7 million pesetas in 1997).

In accordance with the provisions of the Company's bylaws, the bylaw allowances which accrued in 1998 and were outstanding as at 31 December 1998 amounted to 16.5 million pesetas (16.5 million pesetas in 1997).

The pension commitments to former members of the Board of Directors arise exclusively from their status as employees and the expenses in this connection amounted to 6 million pesetas net in 1998 (6 million pesetas in 1997).

The advances and loans granted by the Company to all the members of the Board of Directors in 1998 amounted to 7.5 million pesetas (7.5 million pesetas in 1997) on which interest is not earned in accordance with the transitory provisions of the Personal Income Tax law.

26. Tax matters

In 1998, Zeltia filed a consolidated corporate income tax return with certain Group undertakings. Zeltia, S.A. has been filing consolidated returns with Protección de Maderas, S.A. since 1993, with Cooper Zeltia Veterinaria, S.A. and Pharma Gen, S.A. since 1996 and with Zeltia Servicios Des, S.A. and Zelnova, S.A. since 1998.

Because certain transactions are treated differently for tax and financial reporting purposes, the tax base differs from the profit reported in these accounts.

The reconciliation between the 1998 reported profits and individual taxable profits of the companies that file consolidated tax returns is set out below:

Thousands of pesetas	1998
Book profits for the year (before taxes)	1,244,598
Permanent differences	(122,484)
Profit per books	**1,122,114**
Timing differences	
Arising in the year	474,295
Arising in prior years	(69,573)
Tax losses available for carryforward	(74,168)
Taxable profits	**1,452,668**
Corporate income tax payable (taxable profits x 0.35)	508,434
Tax credit for double taxation and dividends	(228,619)
Net tax payable	279,815
Other credits	(7,974)
Withholdings and prepayments	(201,092)
Tax (refundable) payable	70,749

The corporate income tax expense for 1998 and 1997 is calculated as follows:

Thousands of pesetas	1998
35% of profits per books	392,740
Tax deductions and relief	(228,619)
Expense for the year	**164,121**

The detail as at 31 December 1998 and 1997 of the timing differences at all the companies comprising the consolidable group due to recognition of expenses and revenues for accounting and tax purposes, and the corresponding tax effect, is as follows:

Thousands of pesetas	1998		1997	
	Timing Difference	Tax Effect	Timing Difference	Tax Effect
Prepaid taxes (note 10)	899,311	314,759	496,87	173,905
Deferred taxes (note 17)	58,954	20,634	43,13	15,098

The detail of variations in timing differences in 1998 corresponding to the prepaid taxes of the consolidated group companies is as follows:

Thousands of pesetas	Balance 1996	Changes 1997	Balance 1997	Changes 1998	Balance 1998
Pharma Mar lease-back	114,737	(46.872)	67,865	(9,694)	58,171
Provision for investments	363,156	(143,086)	220,070	427,736	647,806
Provision for pensions	29,651	---	29,651	---	29,651
Provision for bad debts	1,054	(1,054)	---	---	---
Other	115,305	---	115,305	---	115,305
Provision for contingencies	---	63,983	63,983	(15,605)	48,378
	623,903	**(127,029)**	**496,874**	**402,437**	**899,311**

The prepaid taxes generated in 1996 due to the provision for investments related to the provision recorded at Zeltia for its investment in Pharma Mar and, since the shares of Pharma Mar were valued at considerably higher than par value in a private offering implemented in late 1996 and completed in early 1997, there is no longer any justification for maintaining this provision, from a tax standpoint. In 1997, part of the prepaid taxes equal to the accounting provision was retired in order to adjust the acquisition price to the underlying book value of the holding. In 1998, additional pre-paid taxes arose due to the acquisition by Zeltia of block of share sin Pharma Mar (see Note 1) at above their underlying book value, as a result of which the

accounting provision recorded by the buyer under accounting regulations is no longer a deductible expense for the year under corporate income tax regulations.

The pre-paid taxes relating to the lease-back arise from the capital gain obtained for the difference between the disposal value and the net book of the building which was the object of the lease-back transaction by Pharma Mar, S.A.

The pre-paid taxes relating to the provision for contingencies arises from the provision recorded at Zeltia in 1997 to cover losses at the company Zeltia Servicios Des, S.A. as at 31 December 1997, which was partially reversed in 1998.

According to legal provisions in force, taxes cannot be deemed definitive until they have been inspected by the tax authorities or the four-year statute of limitations has elapsed, the exception being corporate income tax, for which the last five years are open The Directors of the companies consider that an inspection of Zeltia or of its subsidiaries or of the companies sold to third parties would not give rise to additional liabilities with a material impact on the company's annual accounts taken as a whole.

In 1997, the tax authorities reviewed the tax situation of Pharma Mar, S.A. for 1991, 1992, 1993, 1994 and 1995, and issued tax assessments for 8 million pesetas which were accepted and for 271 million pesetas which the company disputed. During 1998, the tax authorities reconsidered the amount of the disputed assessments, and it currently stands at 133 million pesetas.

No provision has been recorded in these annual accounts for the disputed tax assessments since the company's directors consider, on the advice of independent experts, that the appeals which they have presented will be successful and that there will be no loss for the company.

The company has undertaken to maintain part of two buildings for a value of 350 million pesetas in its tangible assets since they are covered to reinvestment tax credits.

27. Guarantees provided to third parties and contingent liabilities

As at 31 December 1998 and 1997, none of the group companies had granted guarantees to third parties.

28. Other contingencies

On 21 December 1998, Spain's National Securities Market Commission (CNMV) commenced an investigation of Zeltia, S.A. for alleged serious breach of Article 100.W of the Law dated 16 November, which reforms the Securities Market Law 24/1988 dated 28 July, i.e. practices aimed at distorting the free formation of share prices by movements of its own shares between 1 April and 25 August 1998.

The Company considers that its interventions in the securities market were undertaken with the purpose of improving the stock's liquidity while always scrupulously complying with the legal regulations applicable to these transactions.

During the period referred to by the investigation (1 April – 25 August 1998), the Company notified Spain's National Securities Market Commission of changes in the amount of own shares on seven occasions and it also notified three significant events that the Company considers influenced the stock's price. On 1 April 1998, the Company's portfolio of own shares amounted to 1.56% whereas on 25 August it stood at 2.18%.

25. Y2K effect

The group considers that Y2K will not have a significant effect on its general structure. Following the study of the equipment and software performed by Company employees, with external advice, the only acquisition planned is Y2K-compliant accounting and invoicing software whose cost is not material for the group, and adaptation is expected to be fully completed by that date.

Also, the amount of the software whose useful life is affected as a result of Y2K is not material.

The group has not recorded any provisions in this connection.

30. Introduction of the euro

The group will adapt its software to the euro at the same time as it makes it Y2K-compliant.

The group has analysed the implication of the introduction of the euro on its general structure. In this regard, it has prepared an action plan to be undertaken in order to comply with the key dates for the launch of the euro. The projected costs of the action to be undertaken and the investments and expenses to be incurred as a result of the introduction of the euro are not material.

31. Subsequent events

On 8 June 1998, the Shareholders' Meeting of Zeltia, S.A. resolved to convert the capital stock to the euro and to undertake a 5-for-1 stock split with the following phases:

1. A capital increase charged to unrestricted reserves for 57 pesetas per share, increasing the share par value to 832 pesetas (5 euros) and total capital stock to 1,694,205 thousand pesetas.
2. Re-denomination of capital stock in euros (1,694,205 thousand pesetas = 10,182 thousand euros).
3. A 5-for-1 stock split. The share par value will become one euro and the number of shares in circulation after this stock split will be 10,812,375.

On 22 February 1999, the Shareholders' Meeting resolved to reduce capital by reducing the par value and refunding 0.01 euros per share to the shareholders, leaving the capital stock at 10,080 euros. At the same time, a 3-for-1 stock split was implemented to put the par value at 0.33 euros per share and the number of shares outstanding at 30,547,125.

On 15 March 1999, the Board of Directors of Pharma Mar, S.A., acting under an express mandate from the Shareholders' Meeting, resolved to increase capital stock by issuing 102,484 new shares of 10,000 pesetas pare value each at a premium of 40,000 pesetas per share. The company will increase its equity by 5,124 million pesetas as a result of this capital increase.

PriceWaterhouseCoopers
Coopers & Lybrand Auditores y Consultoría
Ulises, 18
28043 Madrid
Tel. Switch: +34-91 301 95 00
Fax: +34 91 300 17 58

AUDITORS' REPORT ON CONSOLIDATED ANNUAL ACCOUNTS

To the shareholders of
Zeltia, S.A.

1. We have audited the accounts of **Zeltia, S.A. and Dependent companies** (Consolidated group) consisting of the consolidated balance sheet as at 31 December 1998, the consolidated profit and loss account and the notes to the consolidated accounts for the year then ended, the preparation of which is the responsibility of the Directors of the controlling Company. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based on the work carried out in accordance with generally accepted auditing standards, which require the examination, on a test basis, of the evidence supporting the consolidated annual accounts and an evaluation of their presentation, the accounting principles applied and the estimates made.

Our work did not include the examination of the accounts for 1998 of Pharma Gen, S.A., Protección de Maderas, S.A., Cooper Zeltia Veterinaria, S.A., Zeltia Servicio Des, S.A., Xylazel, S.A. and Banco Guipuzcoano, S.A., in which the Company has a direct or indirect holding and whose assets overall represent approximately 14% of the consolidated assets, contributing approximately 225.3 million pesetas in profits to the consolidated result for the year, as detailed in note 12 to the consolidated annual accounts. Other auditors examined those accounts and our opinion expressed in this report on the accounts of **Zeltia, S.A. and Dependent companies** (Consolidated group) is based solely on the reports of the other auditors as regards the above-mentioned companies.

2. In accordance with Spanish commercial legislation, the controlling Company's Directors have included the figures for 1997 relating to each item in the 1998 consolidated balance sheet and consolidated profit and loss account. Our opinion refers solely to the 1998 consolidated accounts. On 27 March 1998, we issued our Audit Report on the 1997 consolidated annual accounts, in which we expressed an unqualified opinion.

3. As indicated in Note 1 of the accompanying notes to consolidated annual accounts, as at 31 December 1998, the Company has an investment in the company Pharma Mar, S.A., accounted by full consolidation in the consolidated annual accounts, whose business essentially comprises the development of bioactive principles along the

research lines detailed in note 5 to the consolidated annual accounts but which does not yet have any product on the market.

5. In our opinion, based on our audit and the reports of the other auditors, the accompanying consolidated accounts for 1998 give, in all material respects, a true and fair view of the net worth and financial position of **Zeltia, S.A. and Dependent companies** (Consolidated group) as at 31 December 1998 and the results of their operations and funds obtained and applied by them in the year then ended and contain sufficient information as required for an adequate understanding and have been prepared in accordance with generally accepted accounting principles and standards applied on a consistent basis with those of the previous year.

6. The accompanying consolidated Directors' Report for 1998 contains such explanations on the state of the Company's affairs, the development of the business and other matters as the Directors of the controlling company consider appropriate and does not form part of the consolidated annual accounts. We have checked that the financial information contained in the aforementioned Directors' Report agrees with the 1998 consolidated annual accounts. The scope of our work as auditors is limited to checking the Directors' Report to the extent set out in this paragraph and does not include the review of information not derived from the Group companies' accounting records.

COOPERS & LYBRAND, S.A.
Auditoría y Consultoría, S.R.L.

Original in Spanish signed by
Bernard D. de Spéville
23 March 1999

Annexes

A) Analytical profit and loss account of Zeltia, S.A.

B) Analytical profit and loss account of the Zeltia group

Analytical profit and loss account of ZELTIA, S.A.
(thousands of pesetas)

	1998		1997	
	Amount	Percentage	Amount	Percentage
Net sales, provision of services and other operating revenues	488,288	100 %	562,785	100 %
= Value of output	**488,288**	**100 %**	**562,785**	**100 %**
- Outside and operating expenses	(229,960)	(47.10 %)	(205,278)	(36.48 %)
= Economic value added	**258,248**	**52.9 %**	**357,507**	**63.5 %**
- Other expenses	(42,119)	(8.63 %)	(42,067)	(7.47 %)
-Personnel expenses	(193,750)	39.69 %	(166,723)	(29.62 %)
= Gross operating profit	**22,379**	**4.6 %**	**148,717**	**26.4 %**
-Depreciation	(123,926)	(25.38 %)	(98,082)	(17.43 %)
- Bad debt provisions and change in operating provisions	(1,879)	(0.38 %)	(8,784)	(1.56 %)
= Net operating profit	**(103,426)**	**- 21.2 %**	**41,851**	**7.44 %**
+ Financial income	1,100,936	225.51 %	610,458	108.47 %
- Financial expenses	(209,094)	(42.83 %)	(267,840)	(47.59 %)
- Amortisation and financial provisions	20,854	4.27 %	1,414	0.25 %
= Profit from ordinary activities	**809,269**	**165.8 %**	**385,884**	**68.57 %**
+ Gain on fixed assets and extraordinary income	228,801	46.875	67,805	12.05 %
- Loss on fixed assets and extraordinary expenses	(160,317)	(32.84 %)	(245,719)	(43.66 %)
- Variation in provisions for tangible assets and control portfolio	(412,997)	(84.59 %)	49,133	8.73 %
= Profit before taxes	**464,756**	**95.2 %**	**257,102**	**45.68 %**
± Corporate income tax	109,189	22.37 %	93,998	16.70 %
= Profits after tax	**573,946**	**117.6 %**	**351,100**	**62.39 %**

Analytical profit and loss account of the ZELTIA group
(thousands of pesetas)

	1998		1997	
	Amount	Percentage	Amount	Percentage
Net sales, provision of services and other operating revenues	6,493,281	85.85 %	6,152,881	90.48 %
± Variation in finished product and product-in-process inventories	1,901	0.03 %	122,227	1.80 %
± Capitalised in-house work on fixed assets	1,068,309	14.12 %	525,398	7.73 %
= Value of output	**7,563,491**	**100 %**	**6,800,506**	**100 %**
- Net purchases	(2,976,964)	(39.36 %)	(2,489,013)	(36.60 %)
± Variation in inventories of merchandise, raw materials and other consumables	(9,439)	(0.12 %)	(68,885)	(1.01 %)
- Outside and operating expenses	(1,983,726)	(26.23 %)	(1,942,418)	(28.56 %)
= Economic value added	**2,593,362**	**34.29 %**	**2,300,190**	**33.82 %**
- Other expenses	(86,909)	(1.15 %)	(88,737)	(1.30 %)
-Personnel expenses	(1,424,243)	(18.83 %)	(1,371,711)	(20.17 %)
= Gross operating profit	**1,082,210**	**14.31 %**	**839,742**	**12.35 %**
- Depreciation	(294,247)	(3.89 %)	(292,383)	(4.30 %)
- Bad debt provisions and change in operating provisions	(8,946)	(0.2 %)	(62,721)	(0.92 %)
= Net operating profit	**779,017**	**10.30 %**	**484,639**	**7.13 %**
+ Financial income	306,089	4.05 %	147,204	2.16 %
- Financial expenses	(303,985)	(4.02 %)	(415,067)	(6.79 %)
- Amortisation and financial provisions	(143,426)	(1.90 %)	(42,139)	(0.62 %)
= Profit from ordinary activities	**637,695**	**8.43 %**	**295,628**	**4.35 %**
+ Gain on fixed assets and extraordinary income	287,313	3.80 %	474,999	6.98 %
- Loss on fixed assets and extraordinary expenses	(238,799)	(3.16 %)	(461,552)	(6.79 %)
- Variation in provisions for tangible assets and control portfolio	0	0	(2,590)	(0.04 %)
= Profit before taxes	**686,209**	**9.07 %**	**306,485**	**4.51 %**
± Corporate income tax	165,433	2.19 %	123,921	1.82 %
= Profits after tax	**520,776**	**6.89 %**	**182,564**	**2.68 %**
+ Profit attributed to outside shareholders	**(63,064)**	**(0.83 %)**	**125,225**	**1.84 %**
= Profit attributed to controlling company	**583,840**	**7.71 %**	**307,789**	**4.53 %**

Cancer: major new treatment for sarcoma patients

Findings presented at the ESMO Conference in Hamburg fully support the future development of PharmaMar's ET-743

According to the conclusions presented by Dr. George Demetri (Dana-Farber Cancer Institute) and Dr. Axel Le Cesne (Institut Gustave Roussy), coordinators of the multi-center research project in the USA and Europe

Madrid, 17 October 2000

The conclusions reported by Dr. George D. Demetri on the subject of ET-743 and presented to the ESMO (European Society of Medical Oncology) Conference which ended today in Hamburg, are very positive. "They fully support the future development by PharmaMar (a Zeltia operating unit) of ET-743 as a major new treatment for patients with advanced sarcoma for whom conventional anti-tumor treatments are insufficient," stated Dr. Demetri. This multi-center study conducted in the USA is based on the results obtained in the treatment of more than eighty sarcoma patients in three separate clinics: the Dana-Farber Cancer Institute and the Harvard Medical School in Boston, and the Memorial Sloan-Kettering Cancer Center in New York. The report also reveals that "several patients treated with ET-743 have been stable for more than one year." Furthermore, monitoring patients treated with ET-743, "confirms that this new product has significant, lasting clinical benefits," as Dr. Demetri states in his conclusions. ET-743 also boasts "a very positive safety record, and patients in the USA were treated on an out-patient basis without requiring hospitalization."

Moreover, Dr. Axel Le Cesne, of the Institut Gustave Roussy in France, confirms in his conclusions that: "ET-743 gives a better general response in treating and controlling the illness than do the treatments available at this time."

The results of the exhaustive clinical trials of ET-743 in the treatment of sarcoma were presented during the ESMO Conference held in Hamburg from 13 to 17 October. In the various clinical trials carried out in the USA and Europe, ET-743 has evidenced promising beneficial effects on patients with this type of cancer. The pre-clinical trials had already revealed the product's anti-tumor power against a number of different types of cancer. Sarcoma has proved to be highly sensitive to ET-743's anti-tumor activity, since several patients with sarcoma responded positively during Phase I of clinical trials, which is normally designed to verify the product's safety in treating cancer patients.

HERMES
CONSULTORES DE COMUNICACION

Based on these results, Zeltia – via PharmaMar, the group's biotechnology subsidiary and the world leader in the research and development of marine-based anti-cancer compounds – has made an unprecedented effort to launch and develop the program of clinical trials of ET-743 in sarcoma patients. There are currently 247 Phase II patients undergoing treatment with ET-743 in a number of countries. Both in the USA and in Europe, the trials have offered consistent proof that ET-743 benefits a broad variety of sarcoma types. As a broad spectrum compound, ET-743 also offered positive responses in other cancer types, including breast, womb and ovarian cancer, mesothelioma, melanoma.

In the USA, more than 80 sarcoma patients have been treated in three different clinical studies carried out at the Dana-Farber Cancer Institute and the Harvard Medical School in Boston, and the Memorial Sloan-Kettering Cancer Center in New York. Several patients with advanced sarcoma have managed to keep the disease at bay for more than one year under treatment with ET-743. More than 100 patients have already been treated as part of the European study by the STBSG/EORTC (Soft Tissue and Bone Sarcoma Group of the European Organization for Research and Treatment of Cancer). The results presented in Hamburg correspond to 44 sarcoma patients and the European findings coincide with those in the USA.

Improvements in the manufacturing process

PharmaMar recently announced a new system for the hemisynthetic manufacture of its leading compound, ET-743, which cuts the number of steps in the production procedure from 45 to 21, saving money and time. This development will enable PharmaMar to lower costs and improve efficiency when producing the necessary amounts of ET-743 following the product's full-scale commercial launch.

HERMES
CONSULTORES DE COMUNICACION

Zeltia announces 1-for-4 bonus issue

Paid out of the share premium reserve

Madrid. 4 October 2000

The Board of Directors of Zeltia today resolved to submit to the next Shareholders' Meeting, to be held before the end of this year, a proposal for a 1-for-4 bonus issue out of the share premium reserve.

On 8 September last, Zeltia distributed a total of 3,195,422 euros (532 million pesetas), i.e. 0.08 euros (13.3 pesetas) per old share, or 0.02 euros (3.32 pesetas) per new share, in accordance with the resolution approved by the extraordinary Shareholders' Meeting on 29 August last. That Shareholders' Meeting approved a 4-for-1 stock split and a capital reduction via refund, in which the par value of the shares was reduced by two cents of a euro (0.02 euros).

Recently, Zeltia successfully completed the largest-ever secondary market issue by a biotechnology company in Europe. A total of 4,800,126 shares were placed, raising 48.320 billion pesetas. The share price was set at 60.5 euros. The transaction provided the company with an influx of 220.8 million euros (36,742 million pesetas) in new funds which will contribute to Zeltia's ongoing research programs into anti-cancer compounds of marine origin, carried out through its subsidiary PharmaMar. The compounds include *ET-743*, *Aplidine*, *Kahalalide F* and *ES-285*.

HERMES

CONSULTORES DE COMUNICACION

Coinciding with the four-for-one stock split

Zeltia to pay 0.02 euros per new share tomorrow, 8 September

The company will distribute 532 million pesetas among its shareholders

Madrid. 7 September 2000

Tomorrow, 8 September, Zeltia will distribute a total of 532 million pesetas (3,195,422 euros) to its shareholders – 0.08 euros (13.3 pesetas) per old share or 0.02 euros (3.32 pesetas) per new share – as resolved at the recent Extraordinary Shareholders' Meeting held on 29 August. The meeting approved the 4-for-1 stock split and a capital reduction and refund by means of a reduction in the par value of two cents of a euro (0.02 euros) per share. The purpose of these transactions is to enhance the stock's liquidity and remunerate shareholders in a tax-efficient way, by means of the proposed capital reduction.

Zeltia has successfully completed the largest-ever secondary market issue by a biotechnology company in Europe. A total of 4,800,126 shares were placed, raising 48.320 billion pesetas (including the green shoe). The share price was set at 60.5 euros. From 18 September next, Zeltia is slated for inclusion in the Stoxx index, which comprises the 600 most important companies in Europe's markets, in terms of capitalization and free float.

The company recently issued a total of 3,650,000 new shares, with which it has raised 220.8 million euros (36.742 billion pesetas) that will contribute to Zeltia's ongoing research programs into anti-cancer compounds of marine origin, carried out through its subsidiary PharmaMar. The compounds include *ET-743*, *Aplidine*, *Kahalalide F* and *ES-285*. The offering was oversubscribed 2.5 times.

HERMES
CONSULTORES DE COMUNICACION

The aim is to increase the stock's liquidity and remunerate shareholders

Zeltia Extraordinary Shareholders' Meeting approves proposed stock split and capital reduction

Vigo, 29 August 2000

Zeltia's Extraordinary Shareholders' Meeting today approved a 4-for-1 stock split and a capital reduction by reducing the par value 2 cents of a euro (0.02 euros) per share to refund capital to shareholders. As a result of the split and the capital reduction, the par value of the shares will fall from 0.07 euros to 0.05 euros. The total amount of the reduction is 3,195,422 euros – 532,000,000 pesetas.

Greater liquidity

The purpose of the two transactions is to enhance the stock's liquidity and remunerate shareholders – by 0.02 euros per share, post-split – in a tax-efficient way through the proposed capital reduction.

On 3 August last, the underwriters of the institutional tranches of Zeltia's primary offering – Hong Kong Shanghai Bank Corporation (HSBC), BSCH, B&M and ABN Amro – exercised the green shoe of 650,000 shares of Zeltia. This implied an influx of 6.534 billion pesetas in additional funds.

Zeltia has successfully completed the largest-ever secondary market issue by a biotechnology company in Europe. A total of 4,800,126 shares were placed, raising 48.230 billion pesetas (including the green shoe). The share price was set at 60.5 euros.

The company has issued a total of 3,650,000 new shares, with which it has raised 220.8 million euros (36.742 billion pesetas) that will contribute to Zeltia's ongoing research programs into anti-cancer compounds of marine origin, carried out through its subsidiary PharmaMar. The compounds include *ET-743*, *Aplidine*, *Kahalalide F* and *ES-285*. Zeltia's offering was oversubscribed 2.5 times.